Form 20-F
period 2024-12-31
MASTERBEEF GROUP
filed 2025-05-15
CIK 2027265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-283142

MASTERBEEF GROUP

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 1509-10, Tower 1, Ever Gain Plaza
88 Container Port Road
Kwai Chung, New Territories, Hong Kong
(Address of principal executive offices)

Ka Chun Lam, Chief Executive Officer

Telephone: +852 3953 9388

Email: ryan.lam@takmoon.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.0005	MB	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,000,000 Ordinary Shares, $0.0005 par value, at December 31, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and publish our financial statements in Hong Kong dollars, which is functional currency.

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us” and the “Company” refer to MasterBeef Group and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are our British Virgin Islands wholly-owned subsidiaries: Masterbeef Limited, Anping Grill Limited, Tak Moon Food Supplies (BVI) Limited, Taiwanese Sweeties Limited, House of Talent (BVI) Limited and General’s Feast Limited, which in turn own wholly-owned subsidiaries in Hong Kong, including around 20 operating subsidiaries operating in Hong Kong (collectively, the Hong Kong Operating Subsidiaries”), and one operating subsidiary operating in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”). “Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them.

“Initial Public Offering” or “IPO” refers to the closing on April 11, 2025 of our initial public offering of 2,000,000 Ordinary Shares at a public offering price of $4.00 for total gross proceeds of $8,000,000.

We also simultaneously registered 1,815,000 Ordinary Shares on behalf of reselling shareholders pursuant to a resale prospectus. The resale offering was not part of, and was not conducted with the firm commitment public offering. It did not take place until our Ordinary Shares were listed on the Nasdaq Capital Market, which was April 10, 2025. We will not receive any proceeds from the sale of Ordinary Shares by the Resale Shareholders.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	DISCLOSURES REGARDING HAVING OUR OPERATIONS IN HONG KONG

We are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of our operations conducted by the Hong Kong Operating Subsidiaries located in Hong Kong. Our principal executive offices are also located in Hong Kong. Hong Kong is a special administrative region of the People’s Republic of China (“China” or “PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in Hong Kong’s Basic Law. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. See Item 3. Key Information. D. Risk Factors. Risks Related to Doing Business in Hong Kong – “The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares” below.

Our Ordinary Shares are shares of the Company, a Cayman Islands holding company, and not shares of our Operating Subsidiaries. Our investors will not directly hold equity interests in our Operating Subsidiaries.

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law in December 2020, our Ordinary Shares may be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA originally prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023 (the relevant portion of which is referred to as the “AHFCAA”), the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”), pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The determinations as to mainland China and Hong Kong were vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, there is no assurance that the PCAOB Board will not consider the need to issue a new determination if the PCAOB’s access is obstructed or not facilitated in the future.

On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA”) was signed into law, which amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA from three years to two.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in April 2022. Onestop Assurance PAC’s office is located in Singapore. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the Accelerating HFCA, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the Accelerating HFCA to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended December 31, 2024, 2023 and 2022, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection. See “Item 3. Key Information. D. Risk Factors – Risks Related to Doing Business in Hong Kong- The PCAOB Determinations provides that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors” below.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not involve the collection of user data, implicate cybersecurity or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact of any such modified or new laws and regulations will be on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. See “Item 3. Key Information. D. Risk Factors – The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities” below.

All of our operations are conducted in Hong Kong, a special administration region of China with its own governmental and legal system that is independent from mainland China. As a result, Hong Kong has its own distinct rules and regulations. Hong Kong’s and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to our investors. Moreover, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See “Item 3. Key Information. D. Risk Factors – Risks Related to Our Company” and “- Risks Related to our Securities”.

We may become subject to a variety of PRC laws and other obligations regarding data security with respect to offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause our Ordinary Shares to significantly decline in value or become worthless. Given that: (i) our Hong Kong Operating Subsidiaries are incorporated and located in Hong Kong; (ii) we have no subsidiary, variable interest entity (“VIE”) structure, or direct operations in mainland China; and (iii) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong). We do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or any future offerings. See “Item 3. D. Risk Factors – Risks Related to Doing Business in Hong Kong- If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, additional compliance procedures may be required in connection with any future offerings, which would significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” below.

Although the audit report included in this Annual Report is prepared by Singapore auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspectable by the PCAOB, and, as such, in the future, investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Ordinary Shares may be prohibited from trading or delisted. See “Item 3. D. Risk Factors – Risks Related to Doing Business in Hong Kong”.

Transfers of Cash To and From Our Subsidiaries

Our management closely monitors the cash position of our Group to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our Board.

The ability of MasterBeef Group to transfer cash to its Hong Kong Subsidiaries is subject to the following: due corporate authorization in accordance with the memorandum and articles of association of MasterBeef Group (the “Memorandum and Articles of Association”) and MasterBeef Group being solvent and able to pay its debts, MasterBeef Group is permitted under the laws of the Cayman Islands and its Memorandum and Articles of Association to provide funding to our Operating Subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions. MasterBeef Group’s wholly-owned subsidiaries formed under the laws of the British Virgin Islands (the “BVI Subsidiaries”) are permitted under the laws of the British Virgin Islands to provide funding to our Hong Kong Operating Subsidiaries subject to certain restrictions laid down in the British Virgin Islands Business Companies Act (as amended) and memorandum and articles of association of the relevant MasterBeef Group’s subsidiary incorporated under the laws of the British Virgin Islands.

The ability of the BVI Subsidiaries, the direct subsidiaries of MasterBeef Group, to transfer cash to MasterBeef Group is subject to the following: according to the British Virgin Islands Business Companies Act (as amended), the BVI Subsidiaries may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of MasterBeef Group’s subsidiaries incorporated in Hong Kong (the “Hong Kong Subsidiaries”) to transfer cash to the BVI Subsidiaries is subject to the following: according to the Companies Ordinance of Hong Kong, the Hong Kong Subsidiaries may only make a distribution out of profits available for distribution. We did not adopt or maintain any cash management policies and procedures with respect to the size or means of such transfer as of the date of this Annual Report.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any impact on transfer of cash from MasterBeef Group to our Hong Kong Subsidiaries or from our Hong Kong Subsidiaries to MasterBeef Group and U.S. investors. There are currently also no restrictions or limitations under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between MasterBeef Group and our Hong Kong Subsidiaries, across borders and to U.S. investors, nor there are any restrictions and limitations to distribute earnings from our Hong Kong Subsidiaries to MasterBeef Group and U.S. investors and amounts owed. Further, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business are in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Operating Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business.

During the years ended December 31, 2024, 2023 and 2022, MasterBeef Group, the BVI Subsidiaries and the Operating Subsidiaries have not distributed any cash dividends or made any other cash distributions.

During the years ended December 31, 2024, 2023 and 2022, the significant cash transfers among the Operating Subsidiaries are summarized below:

Purchase of food ingredients

Tak Moon Food Supplies Limited, the Operating Subsidiary responsible for the purchase of food ingredients from external suppliers mainly in Hong Kong, received approximately HK$190,154,000, HK$187,730,000, and HK$154,934,000 in the financial years ended December 31, 2024, 2023 and 2022, respectively, from the other Operating Subsidiaries as payments and deposits for their food supplies. Tak Mei Food Supplies Limited, a subsidiary of the Company responsible for the purchase of food ingredients from external suppliers mainly in Taiwan, received approximately HK$15,178,000, HK$12,553,000, HK$17,696,000 in the financial years ended December 31, 2024, 2023 and 2022, respectively, from Tak Moon Food Supplies Limited as payments for its food supplies.

Management fees

House of Talent Limited, the Operating Subsidiary responsible for human resources functions of the Group, received approximately HK$161,651,000, HK$160,902,000, HK$135,812,000 in the financial years ended December 31, 2024, 2023 and 2022, respectively, from the other Operating Subsidiaries as management fees for the provision of manpower resources to the other Operating Subsidiaries.

Funding and deposits

Approximately HK$65,627,000, HK$67,719,000 and HK$8,500,000 were transferred among the Operating Subsidiaries in the financial years ended December 31, 2024, 2023 and 2022, respectively, primarily for: (i) funding the initial set up costs of certain new restaurants by the relevant Operating Subsidiaries; (ii) consolidating idle cash from various Operating Subsidiaries for the purpose of making time deposit placements; and (iii) reallocating the idle cash to various Operating Subsidiaries upon maturity of the time deposit placements.

Miscellaneous

Approximately HK$9,945,000, HK$7,713,000 and HK$2,510,000 were transferred among the Operating Subsidiaries in the financial years ended December 31, 2024, 2023 and 2022, respectively, primarily for various other purposes, including but not limited to: (i) the repayments of miscellaneous expenses (such as renovation and design costs, advertising and marketing expenses, professional service fees, cleaning expenses and printing expenses) paid on behalf of certain Operating Subsidiaries by the other Operating Subsidiaries; and (ii) the resale of equipment among certain Operating Subsidiaries.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Subject to due corporate authorization in accordance with the Memorandum and Articles of Association of MasterBeef Group and MasterBeef Group being solvent and able to pay its debts, we are permitted under the laws of Cayman Islands and our Memorandum and Articles of Association to provide funding to our subsidiaries through loans or capital contributions. Our Hong Kong Subsidiaries are permitted under the laws of Hong Kong to provide funding to us through dividend distributions subject to certain statutory requirements of having sufficient profits.

Subject to Hong Kong law, the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency, but no dividends shall be declared in excess of the amount recommended by our Board. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, dividends may be paid out of profits available on a company level. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between us and our subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to us and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Further, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The PRC laws and regulations do not currently have any impact on transfer of cash from us to our Hong Kong Subsidiaries nor from our Hong Kong Subsidiaries to us, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on our ability or on our subsidiary’s ability to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our ordinary shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through the Hong Kong Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from us to our Hong Kong Subsidiaries or from our Hong Kong Subsidiaries to us and U.S. investors. However, in the future, restrictions or limitations may be imposed on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Hong Kong Operating Subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not Applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to our Business and Industry

We operate in a highly competitive industry. Any failure to compete favorably could adversely affect our business, results of operations and financial condition.

The restaurant industry in Hong Kong is highly competitive. Key competitive factors in the industry include type of cuisine, food choice, food quality and consistency, quality of service, price, dining experience, restaurant location and the ambiance of the restaurant. There is a large number of restaurants in Hong Kong that specialize in Taiwanese cuisine, and our Hong Kong Operating Subsidiaries also face competition from other players in this market including locally-owned restaurants and regional and international chains, particularly within the mid-range hotpot, barbecue and all-you-can-eat categories. Many of our competitors have greater financial and operational resources and economics of scale, longer operating history, more strategic marketing activities and more established market position and brand recognition than we do. As a result, they may be better positioned to attract customers, identify and respond to their changing preferences and generate greater profits. Any inability to successfully compete with other restaurants in our market segments may prevent us from increasing or sustaining our revenues and profitability and cause us to lose market share, which could have a material adverse effect on our business, results of operations or financial condition. We may also need to modify or refine elements of our food offerings to evolve our concepts in order to compete with popular new restaurant styles or concepts that develop from time to time. There is no assurance that we will be successful in implementing these modifications or that these modifications will have the intended effect.

Further, the level of competition that our Operating Subsidiaries face could also have a material adverse effect on our Group’s future growth and profitability if we are not able to maintain our competitive edge and distinguish our restaurant outlets from those of our competitors. Our competitors may develop new restaurants that operate along the same concepts that are similar to those our Operating Subsidiaries operate or intend to operate.

Our success depends substantially on the market recognition of our brands, and any negative publicity or damage to our brands could adversely affect our business, results of operations and financial condition.

We believe that our success and the strength of our competitive position depend to a large extent on the market recognition of our brands, including Master Beef (牛大人) and Anping Grill (安平燒肉). Over the years, our brands have received various certifications and awards, see Item 4. Information on the Company – Business of MasterBeef Group Awards and recognitions” in this Annual Report. Our ability to protect and enhance the value of our brands is significant to our continued success. Any incident that erodes consumer trust in or affinity for our brands could significantly reduce their value. We can be adversely affected by negative publicity, whether accurate or not, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurant outlets or others across the restaurant industry supply chain. To the best of our Directors’ knowledge, information and belief, we are not aware of any customer complaints seeking material compensation that could have a material adverse effect on our business and results of operations during the three years ended December 31, 2022, 2023 and 2024 and up to the date of this Annual Report. Nevertheless, if there are a significant number of complaints or claims against us, even if meritless or unsuccessful, they could force us to divert management and other resources from our business concerns and result in negative publicity. Customers may lose confidence in our brands, which may lead to decline in number of customer visits and business of our restaurant outlets.

Meanwhile, as we continue to expand in size, broaden our food offerings and services and extend our geographic reach, maintaining quality and consistency in our food and services may become increasingly difficult and there is no assurance that customer confidence in our brands will not diminish. If customers perceive or experience a deterioration in our food quality, service, or ambiance, or believe in any way that we fail to deliver a consistently positive dining experience, the value of our brands could suffer, which could have an adverse effect on our business, results of operations and financial condition.

If our expansion plan proves to be unsuccessful, or if we fail to obtain sufficient funding for our expansion plans, our business, results of operations and growth prospects could be materially adversely affected.

Our Group’s future growth relies on our ability to open and operate new restaurant outlets to expand our restaurant network in a profitable manner. For details, see “Item 4. Information on the Company – Business of MasterBeef Group Awards Business strategies” in this Annual Report. The restaurant industry in Hong Kong is highly competitive. Our Operating Subsidiaries’ ability to successfully open new restaurant outlets is subject to a number of risks and uncertainties, including without limitation: (i) identifying suitable locations and/or securing leases on reasonable terms; (ii) timely securing necessary governmental approvals, licenses and permits; (iii) our ability to hire quality personnel; (iv) our ability to control renovation and development costs; (v) timely delivery of renovation works; (vi) securing sufficient customer demand; (vii) securing adequate suppliers and inventory that meet our quality standards on timely basis; (viii) the impact of cannibalization (which is the reduction of the sales of our own products as a consequence of our introduction of another similar product) due to proximity to an existing location; and (ix) the general economic conditions.

The costs incurred in the opening of new restaurant outlets and the expansion plans may place substantial strain on our managerial, operational and financial resources. There is no assurance that our managerial, operational and financial resources will be adequate to support the relatively rapid pace of our expansion. As such, there is no assurance that our Operating Subsidiaries can always operate the expanded network on a profitable basis or that any new restaurant outlet will reach the planned operating levels. If any new restaurant outlet experiences prolonged delay in breaking even or achieving our desired level of profitability or operates at a loss, our Operating Subsidiaries’ operational and financial resources could be strained and our Group’s overall profitability could be adversely affected.

In the event that our Group’s expansion plan proves to be unsuccessful, our overall cash flow position, as well as our profitability, could be materially adversely affected. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments we may decide to pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new restaurant outlet openings, our investments and the amount of cash flow from our operations. Our Group’s ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, some of which are beyond our control, including general economic and capital market conditions, credit availability from banks or other lenders, investors’ confidence in us, the performance of the restaurant industry in general, and our operating and financial performance in particular. There is no assurance that future financing will be available in amounts or on terms acceptable to us, if at all. The unavailability of financing on terms acceptable to us or at all could materially adversely affect our business, results of operations and growth prospects.

Our future success depends on our ability to meet customer expectations and anticipate and react to evolving customer preferences.

Our continuous introduction of new menu items is a measure to cope with the ever-changing customer preferences and remain competitive in the market. In the past, our Hong Kong Operating Subsidiaries have launched a number of new menus, side dishes and drinks with a view to catering our customers’ changing tastes and dietary habits. We believe our future success depends, to a large extent, on our ability to offer new menu items and refine our existing dishes based on evolving market trends and tastes, dietary habits, expectations, and other preferences of our target customers. We cannot assure that our restaurant outlets’ existing and new menu items will continue to attract and be accepted by our target customers in the future. If we fail to anticipate or react to the latest food trends or customer preferences, we may lag behind our Hong Kong Operating Subsidiaries’ competitors in developing and introducing dishes which appeal to our customers, which could in turn cause us to lose our competitiveness, and our Hong Kong Operating Subsidiaries’ business and results of operations could be adversely affected.

Opening new restaurant outlets may result in fluctuations in our financial performance, and the business and results of operations of our existing restaurant outlets may be materially adversely affected if new restaurant outlets are opened nearby.

Our Operating Subsidiaries’ business and results of operations have been, and may in the future continue to be, significantly influenced by the opening of new restaurant outlets which often involves initially lower sales and higher start-up operating costs, such as rental deposits, renovation cost, cost of utensils and equipment and staff costs. As such, the number and timing of new restaurant outlet openings may continue to have a material effect on our business and results of operations. Our Operating Subsidiaries’ profitability may fluctuate and our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.

In addition, the customer profile of our restaurant outlets may vary by location depending on a multitude of factors including population density, demographics and commercial establishments. The opening of new restaurant outlets may divert some of our customers away from our existing restaurant outlets nearby and therefore may cannibalize the number of customer visits and revenue of our existing restaurant outlets.

We also plan to open new restaurant outlets in districts that our Operating Subsidiaries currently do not have any presence. There is however no assurance that our restaurant outlets can be well received in the new districts, or that customer diversion among our existing and new restaurant outlets will not occur in the future as our Operating Subsidiaries continue to expand our operations. We may not be able to attract enough customers to achieve breakeven or investment payback, which could have a material adverse effect on our Operating Subsidiaries’ business and results of operations.

The limited choices of commercially attractive locations, failure to renew existing leases, breach of existing lease agreements or increase in rental expenses could materially adversely affect our business, results of operations and financial condition.

All of our existing restaurant outlets are situated at prime/populated locations in Hong Kong, including Mong Kok, Tsim Sha Tsui, Causeway Bay, Kwun Tong, Sha Tin and Yuen Long. Due to our stringent criteria on the restaurant locations, commercially viable choices which meet our site selection criteria are usually limited. If we open new restaurant outlets, there is no assurance that we will be able to find suitable premises for our restaurant outlets on commercially reasonable terms, in which case our expansion plan may be delayed or disrupted which could in turn have a material adverse effect on our business, results of operations and financial condition.

Most of the lease agreements for our restaurant outlets generally have an initial lease term of three years with or without options to renew. For leases without options to renew, whether our Hong Kong Operating Subsidiaries are able to renew is normally subject to further negotiation with the landlords. There is no assurance that our Hong Kong Operating Subsidiaries will be able to renew such lease agreements on terms which are acceptable to us. If our Hong Kong Operating Subsidiaries are unable to renew any of the existing leases on commercially acceptable terms or at all, we will need to identify alternative locations to carry on the business of the relevant restaurant outlets. Further, if our Hong Kong Operating Subsidiaries breach any of our lease agreements, such lease agreements may be terminated prematurely which will require us to relocate. As a result, our Hong Kong Operating Subsidiaries’ operations could be disrupted and our Hong Kong Operating Subsidiaries’ results of operations could be materially adversely affected due to among others, additional costs for such relocation.

As of the date of this Annual Report, our Hong Kong Operating Subsidiaries lease all of the properties on which our restaurant outlets are operated, and we are accordingly exposed to market fluctuations of the retail rental market. If we are unable to pass the increased rentals and related expenses onto our customers, our business, results of operations and financial condition could be materially adversely affected.

Our results of operations may be adversely affected by unexpected closure or renovation of shopping malls or commercial buildings in which our restaurant outlets are located.

As of the date of this Annual Report, all of our existing restaurant outlets are situated at locations with high customer traffic, such as shopping malls and commercial buildings in prime districts. We believe the success of our restaurant outlets depends substantially on their locations. There is no assurance that the shopping malls or commercial buildings in which our restaurant outlets are located will continue to operate and will not be closed down or demolished. In addition, any renovation of the shopping malls or commercial buildings in which our restaurant outlets are located may lower the customer traffic flow towards the complex and therefore adversely affect the accessibility of our restaurant outlets. Meanwhile, poor maintenance of the shopping malls and commercial buildings may also attract less patronage and thereby result in fewer customers visiting our restaurant outlets. As the competition for desirable restaurant locations with high customer traffic is intense, if our current restaurant outlet locations become unattractive and our Operating Subsidiaries cannot relocate our restaurant outlets to other desirable locations at reasonable terms, our results of operations may be adversely affected.

If our restaurant outlets do not meet our expectations, or the demographics or other characteristics of the surrounding area change adversely, our business and results of operations could be adversely affected.

All of our restaurant outlets are situated at prime/populated locations in Hong Kong. There is no assurance that our restaurant outlets will always be commensurate with our site selection criteria as the characteristics or demographics of surrounding areas may change adversely in the future, which may result in reduced business at these outlets. For example, the closure of public transportation system or the development of heavy construction or renovation works in surrounding areas may adversely affect the accessibility of our restaurant outlets or reduce the pedestrian or vehicle flow in the area, resulting in reduced number of customer visits and potentially reduced sales at our restaurant outlets. Meanwhile, we have no control over the mix and placement of tenants of the premises where our restaurant outlets are located. Any substantial increase in the number and proximity level of competitors in these premises would intensify surrounding competition and could in turn affect our business performance. In these circumstances, our Operating Subsidiaries may wish to relocate our operations upon expiry of our existing leases or terminate leases early. However, our Operating Subsidiaries may not be able to locate new restaurant sites which are available on commercially acceptable terms. In such circumstances, our business and results of operations could be adversely affected.

Our Hong Kong Operating Subsidiaries require various licenses, approvals and permits to operate our business. Any failure in obtaining or renewing any of the licenses, approvals and permits for our operations could materially adversely affect our business, results of operations and financial condition.

Our Hong Kong Operating Subsidiaries are required to obtain and maintain and have obtained various types of licenses, including general restaurant license, food factory license, water pollution control license and liquor license, for our operations in Hong Kong. As of the date of this Annual Report, all of our Hong Kong Operating Subsidiaries have obtained all applicable licenses and/or fulfilled all applicable licensing requirements and are in compliance with the applicable laws and regulations. For details, see “Regulations” in this Annual Report. There is no assurance that our Hong Kong Operating Subsidiaries’ existing licenses, approvals or permits can be successfully renewed upon their expiry, or that our Hong Kong Operating Subsidiaries can obtain all the requisite licenses, approvals or permits for the business operations of our new restaurant outlets which we open. Failure to obtain or renew some or all of the requisite licenses, approvals or permits in a timely manner or at all for factors within or beyond our control may require us to suspend part or all of our operations and delay planned new business operations, hence interrupting our existing restaurant business and expansion plan, which could materially adversely affect our business, results of operations and financial condition.

We rely on individuals to hold all the liquor licenses of our restaurant outlets

All holders of the liquor license of each of our restaurant outlets are our Hong Kong Operating Subsidiaries’ employees as of the date of this Annual Report. Pursuant to the Dutiable Commodities (Liquor) Regulations (Chapter 109B of the Laws of Hong Kong) (the “DCR”), any transfer of a liquor license must be conducted in the prescribed form with the consent of the liquor license holder. In case of illness or temporary absence of the liquor license holder, the secretary of the Liquor Licensing Board may in his/her discretion authorize any person to manage the licensed premises upon application by the liquor license holder. For details, see “Item 4. Information on the Company – Regulatory Environment” below.

There is no assurance that our Hong Kong Operating Subsidiaries will be able to retain these liquor license holders as our Hong Kong Operating Subsidiaries’ employees in the future. In the event that these employees leave our Group, our Hong Kong Operating Subsidiaries will need to apply for their liquor licenses to be transferred to other employees. If any of these liquor license holders refuses to give consent to a transfer application when a transfer is required, fails to make an application in respect of his/her illness or temporary absence, or makes a cancellation application without our consent, or if an application for new issue of a liquor license is required in case of death or insolvency of the relevant employee, the relevant restaurant may have to cease its sale of liquor for the time being, in which case could adversely affect our business and results of operations.

We currently rely on our central kitchen to supply certain food ingredients used in our restaurant outlets. Any disruption of operations at our central kitchen could adversely affect our reputation and results of operations.

Part of the food ingredients used in our restaurant outlets is pre-processed at our central kitchen before delivery to our restaurant outlets. Any disruption of operations at our central kitchen, such as electricity, water suspension or labor strike, may result in our failure to deliver food ingredients to our restaurant outlets in a timely manner, which may potentially increase our cost and time in preparation of our dishes. Furthermore, such disruption of operations at our central kitchen may cause our restaurant outlets to remove certain popular items from our menus, which could cause us to lose customers to our competitors, and our reputation and results of operations could be adversely affected.

Our operations are susceptible to fluctuation in the supply, quality or costs of food ingredients, which could adversely affect our profit margins, business and results of operations.

Our profitability depends to a large extent on our ability to anticipate and react to fluctuation in the supply, quality or costs of food ingredients. Our Operating Subsidiaries generally do not enter into any long-term contracts with our suppliers and we therefore only have a limited ability to control the prices of food ingredients that our Operating Subsidiaries purchase from our suppliers. The prices of food ingredients may fluctuate and be volatile, and are subject to factors beyond our control, including availability, seasonal fluctuations, climate conditions, natural disasters, general economic conditions, global demand, governmental policies and regulations and exchange rates fluctuations. Our suppliers may also be affected by higher costs due to increasing labor costs, importation costs and other expenses that they pass through to us, which will in turn lead to higher costs for food ingredients supplied to us. If we are unable to pass these increased costs to our customers, our profit margins, business and results of operations could be adversely affected.

In addition, there is no assurance that our suppliers will always be able to meet our quality control requirements in the future. In the event that any of our suppliers ceases or fails to supply quality food ingredients to us, or in the event that the conditions of fresh or frozen food ingredients, being perishable goods, deteriorate due to delays in delivery, malfunction of refrigeration facilities or inappropriate handling during delivery, causing these ingredients to be rejected, there is no assurance that we will be able to find suitable replacement suppliers in a timely manner on acceptable terms, and any failure to do so could increase our food ingredient costs and could cause shortages of food and other supplies at our restaurant outlets.

Any failure to source food ingredients which meet our quality standards, in sufficient quantities, at competitive prices and in a timely manner may render us unable to satisfy our customers’ orders, increase our food ingredient costs and cause a disruption to our restaurant operations, which may in turn adversely affect our profit margins, business and results of operations.

A large portion of our inventory is perishable. Failure to monitor our inventory effectively could affect our profit margins, business and results of operations.

Our inventory consists primarily of food ingredients that have a limited shelf life. Although we monitor the quality and expiry dates of our inventory on a daily basis to prevent our food ingredients from becoming obsolete, the use of our food ingredients depends on various factors beyond our control, such as the varying popularity of the relevant dishes and the number of customers in our restaurant outlets. As a result, there can be no assurance that our food inventory will be fully utilized within its shelf life. This risk is exacerbated as our business expands because as our inventory levels increase, the risk of our food inventory becoming obsolete increases. In addition, any unanticipated and adverse changes to the optimal storage conditions in our restaurant outlets may accelerate the deterioration of our inventory, which in turn increases the risk of inventory obsolescence.

Our historical financial and operating results may not be indicative of future performance, and we may not be able to achieve and sustain the historical level of our Operating Subsidiaries’ revenue and profitability.

Our historical results may not be indicative of our future performance. Our financial and operating results may not meet the expectations of public market analysts or investors, which could cause the future price of our Ordinary Shares to decline. Our Operating Subsidiaries’ revenues, expenses and operating results may vary from period to period in response to a variety of factors beyond our control, including general economic conditions, special events, regulations or actions pertaining to restaurants based in Hong Kong and our ability to control costs and operating expenses. You should not rely on our historical results to predict the future performance of our Ordinary Shares.

Our continuing and future success depends on our key personnel, and our business could be adversely affected if we lose their services or they are unable to successfully manage our growing operations.

Our continuing and future success depends heavily upon the continuing service and performance of the key management personnel of our Company, in particular our Directors and senior management personnel. We must continue to attract, retain and motivate an adequate number of qualified management and operating personnel, including our head chef and restaurant managers, to maintain consistency in the quality of our restaurant outlets and realize our expansion plan. If any member of our key management personnel fails to collaborate successfully, or if one or more of them is unable to effectively implement our business strategies, we may be unable to expand our business at the pace or in the manner in which we expect. Qualified management team and operating personnel in the restaurant industry in Hong Kong are in short supply, and competition for qualified talents is keen. We may not be able to retain our existing key management and operating personnel or attract senior executives or key personnel in the future.

If any of our key personnel is unable or unwilling to continue their service with us, we may not be able to find a replacement easily or at all, and our business could be disrupted and our results of operations could be adversely affected. In addition, if any member of our key personnel joins a competitor or sets up a competing business, we may lose business secrets and knowhow as a result. Any failure to attract, retain and motivate these key personnel may harm our reputation and result in a loss of business of our Group.

Our business and results of operations could be adversely affected by difficulties in recruitment and retention of our employees.

As restaurant operations are highly service-oriented in general, our success depends in part upon our ability to attract, retain and motivate a sufficient number of qualified employees, including restaurant managers, chef and kitchen personnel and service personnel, all of whom are necessary for our daily operations. Given that qualified individuals with sufficient experience in the restaurant industry are in relatively short supply in Hong Kong, and competition for these employees is intense, there is no assurance that our Operating Subsidiaries will not experience difficulties in recruiting staff in the future. Any failure to recruit and retain sufficient qualified employees could delay planned new restaurant openings, cause disruptions to our Operating Subsidiaries’ existing daily operations or lead to employee dissatisfaction, all of which could have an adverse effect on our business and results of operations.

Any failure of our information technology system or breaches of our network security could interrupt our operations and adversely affect our business.

Our Hong Kong Operating Subsidiaries have installed a computerized Point of Sale (“POS”) system at each of our restaurant outlets for recording invoices and sales revenue by each of our restaurant outlets. We rely on the POS system and network infrastructure to monitor the daily operations of our restaurant outlets and to collect accurate up-to-date financial and operating data for business analysis. Any damage or failure of our computer system or network infrastructure which causes an interruption to our operations could have an adverse effect on our business and results of operations.

We also receive and maintain certain personal information about our customers when accepting credit cards for payment or through online reservations or customer feedback cards. If our network security is compromised and such information is stolen or obtained by unauthorized persons or used inappropriately, we may be held responsible for the leakage and become subject to litigation or other proceedings. Any such proceedings could distract our management from running our business and expose us to significant liabilities and cause us to incur unexpected losses and expenses. Consumer perception of our Group and our brands could also be negatively affected by these events, which could further adversely affect our business and results of operations.

Unforeseeable business interruptions such as health epidemics could adversely affect our business operations.

Our operations are vulnerable to interruption by fires, floods, typhoons, hardware and software failures, computer viruses, power failures and shortages, health epidemics, terrorist attacks and other events beyond our control.

Our business is reliant on prompt delivery and transportation of our food ingredients and other supplies to our restaurant outlets. Certain events, such as adverse weather conditions, public assemblies, severe traffic accidents, travel restrictions and labor strikes, could lead to delayed or lost deliveries of food supplies which may result in loss of revenue or claims by customers. Perishable food supplies, such as fresh or frozen food ingredients, may deteriorate due to delayed deliveries, malfunctioning of refrigeration facilities or poor handling during transportation. This could result in our failure to provide quality food and services to our customers, thereby adversely affecting our business and damaging our reputation.

Natural disasters such as floods, fires and earthquakes, health epidemics, and terrorist attacks may lead to evacuations and other disruptions to our operations, which could also prevent us from providing quality food and services to our customers for an indefinite period of time, thereby adversely affecting our business and results of operations and damaging our reputation.

We also face risks related to health epidemics. Past occurrences of epidemics or pandemics, depending on their scale of occurrence, have caused different degrees of damage to the economy in Hong Kong. For example, in 2003, certain Asian countries and regions, including Hong Kong, encountered an outbreak of Severe Acute Respiratory Syndrome (“SARS”), a highly contagious form of atypical pneumonia. In 2013 and 2014, human infected cases of influenza A (H7N9) were discovered in Hong Kong. From the end of 2019 to 2022, the outbreak of COVID-19 wreaked havoc globally and a series of lockdown and social distancing measures were in place in many countries. A recurrence of SARS, COVID-19 or an outbreak of any other epidemics or pandemics, including without limitation, influenza and avian flu, in the areas where we have restaurant outlets may result in quarantines, temporary closures of our restaurant outlets, travel restrictions or the illness or death of key personnel and our customers. Any of the above may cause material decline in number of customer visits and disruptions to our operations, which in turn could materially adversely affect our business and results of operations.

We face risks related to instances of food contamination and food-borne illnesses.

The restaurant industry is susceptible to food contamination and food-borne illnesses. There is no assurance that our internal controls and training will be completely effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party suppliers of food ingredients and other supplies increases the risk of food contamination or food-borne illness incidents which could be caused by such suppliers beyond our control and could in turn affect multiple restaurant outlets of our Group. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Media reports of instances of food-borne illnesses could, if highly publicized, adversely affect our entire industry and us in particular, impacting our restaurant sales, forcing the closure of some of our restaurant outlets and conceivably having a significant impact on our results of operations. This risk exists even if it is eventually determined that the illness in fact is not caused by our restaurant outlets. Furthermore, other illnesses, such as hand, foot and mouth disease, could adversely affect the supply of some of our important food ingredients and significantly increase our procurement costs.

The restaurant business may be subject to increasingly stringent licensing requirements and hygiene standards, which could increase our operating costs.

Our Operating Subsidiaries are required to obtain a number of licenses, approvals and permits for our restaurant operations. The licensing requirements for our restaurant operations in Hong Kong may become more stringent in the future. Also, there is no assurance that we could obtain or renew all the required licenses, approvals and permits for our restaurant operations in a timely manner or at all.

In addition, if the relevant government authority concludes that any of our restaurant outlets is unable to meet the required hygiene standards or that we fail to comply with any of the conditions attached to our licenses, approvals or permits, we may be required to take steps to comply with the relevant laws and regulations or may face revocation of our licenses, approvals or permits or suspension of the operations of the relevant restaurant. Any failure to comply with existing laws, or future legislative changes, could cause us to incur significant compliance costs or expenses, or result in imposition of fines or penalties against us or suspension of some or all of our business, which could materially adversely affect our financial condition and results of operations. For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item. 4. Information on the Company – Regulatory Environment” below.

The restaurant business is required to comply with new and existing environmental protection laws and regulations, and it may have a material adverse impact on us.

Our restaurant business is subject to various environmental protection laws and regulations in Hong Kong in relation to pollution, treatment of waste and waste collection. For instance, we are required to obtain and maintain a water pollution control license for each of our restaurant outlets. Moreover, the bill of the Waste Disposal (Charging for Municipal Solid Waste) (Amendment) Ordinance 2021 to implement municipal solid waste (“MSW”) charging was passed by the Legislative Council in Hong Kong on August 26, 2021. In line with the “polluter-pays” principle, all waste disposed of by residential and non-residential premises (including commercial and industrial sectors) in Hong Kong will be subject to charging based on its quantity. MSW charging will cover (i) domestic waste such as household waste and (ii) commercial and industrial waste such as waste arising from shops, restaurants, hotels, offices, markets in private housing estates. After the implementation of MSW charging, members of the public are required to wrap their waste properly in designated bags or affix a designated label on it before disposal at the designated locations. It constitutes an offence if members of public dispose of waste that has not been properly wrapped in designated bags or affixed with designated labels at the designated enforcement points, or hand it over to the staff of the Food and Environmental Hygiene Department’s refuse collection points or contractors, or the drivers or staff of the relevant refuse collection vehicles. In addition to the additional costs incurred for MSW charging based on the quantity of waste that is disposed of from our restaurant outlets, any failure to comply with existing environmental protection laws and regulations or future legislative changes could cause us to incur significant compliance costs or expenses or result in imposition of fines or penalties against us or suspension of some or all of our business, which could materially adversely affect our financial condition and results of operations. As of the date of this Annual Report, the Hong Kong government has announced to defer the implementation of MSW charging and will assess the readiness of society with a view to reporting to the Legislative Council of Hong Kong towards mid-2025.

In addition, if our Operating Subsidiaries fail to comply with the relevant applicable environmental policies and laws and regulations, not only may we be involved in costly litigation or subject to penalties or other sanctions imposed by the relevant governmental authorities, our reputation may also be adversely affected, resulting in a loss of business as our customers may be less inclined to dine in an environmentally non-compliant restaurant chain. For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item 4. Information on the Company – Regulatory Environment” below.

Macro-economic factors have had and may continue to have a material adverse effect upon our business, financial condition and results of operations.

The restaurant industry in Hong Kong is affected by macro-economic factors, including changes in international, national, regional and local economic conditions, employment levels, visitor arrivals and spending power of our target customers. In particular, our results of operations are closely affected by the macro-economic conditions in Hong Kong. Any deterioration of the economy in Hong Kong, decrease in disposable income of consumers, fear of a recession and decrease in consumer confidence may lead to a reduction in the number of customer visits and average spending per customer at our restaurant outlets, which could materially adversely affect our financial condition and results of operations.

Moreover, the occurrence of a sovereign debt crisis, banking crisis or other disruptions in the global financial markets that could impact the availability of credit generally may have a material adverse effect on financings available to us. Renewed turmoil affecting the financial markets, banking systems or currency exchange rates may significantly restrict our ability to obtain financing from the capital markets or from financial institutions on commercially reasonable terms, or at all, which could materially adversely affect our business, financial condition and results of operations.

Minimum wage requirements in Hong Kong could further increase and impact our staff costs in the future.

Salary levels of employees in the restaurant industry in Hong Kong have been on the rise in recent years. During the three years ended December 31, 2024, 2023 and 2022, our Group’s staff costs amounted to approximately HK$169.6 million (approximately US$21.8 million), HK$177.9 million and HK$129.8 million, respectively, representing approximately 33.6%, 33.4% and 28.4% of our Group’s total revenue, respectively, of the corresponding year. Our operations in Hong Kong are required to comply with the statutory minimum wage requirements, and as of the date of this Annual Report, the statutory minimum wage rate is HK$42.1 per hour.

If there is any further increase in the statutory minimum wage rate, our staff costs would likely increase as a result. As wages increase, competition for qualified employees also increases, which may indirectly result in further increase in our staff costs. Given the competitive market environment in Hong Kong, our Hong Kong Operating Subsidiaries may not be able to pass all of these increased staff costs onto our customers, in which case our business and results of operations could be materially adversely affected.

Risks Related to Doing Business in Hong Kong

A downturn in the Hong Kong or global economy could materially and adversely affect our Hong Kong Operating Subsidiaries’ business and financial condition.

Our Hong Kong Operating Subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and mainland China generally. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources which may affect our Hong Kong Operating Subsidiaries.

Economic conditions in Hong Kong and mainland China are sensitive to global economic conditions. Any prolonged slowdown in the global economy may affect our customers and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

All of our operations are in Hong Kong. However, the current PRC laws and regulations may influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

Our operations are primarily located in Hong Kong. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC authorities indicating an intent to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers. The policies, regulations, rules, and the enforcement of laws to which we are subject may change. The compliance of such new laws or regulations or any associated inquiries or investigations may: (i) delay or impede our development; (ii) result in negative publicity or increase our operating costs; (iii) require significant management time and attention; or (iv) subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC authorities initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation still need to be determined in accordance with the relevant laws and regulations in effect at that time. While we believe that our Hong Kong Operating Subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong Operating Subsidiaries’ cost of operations.

The PRC government may exert more supervision over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong Operating Subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The PRC government may intervene or influence our Hong Kong Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our Ordinary Shares.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, additional compliance procedures may be required in connection with any future offerings, which would significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

We did not seek approval of our IPO from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change in the future. It is uncertain whether the PRC authorities will adopt additional requirements or extend the existing requirements to apply to our Hong Kong Operating Subsidiaries. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC authorities could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiaries’ business operations and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operations and restaurant outlets are located in Hong Kong, any change of such environment may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act (the “HKAA”), to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., mainland China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Hong Kong Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us.

The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

The Basic Law was officially adopted at the Third Session of the Seventh National People’s Congress on April 4, 1990 in accordance with the Sino-British Joint Declaration on the Question of Hong Kong entered into between the PRC and United Kingdom governments on December 19, 1984 and has been in effect since July 1, 1997. The Basic Law embodies the “One Country, Two Systems” principle and provides that Hong Kong will retain its own currency (i.e., the Hong Kong dollar), legal system, and people’s rights and freedom, as well as the freedom to function with a high degree of autonomy, and the capitalism system and way of life in Hong Kong shall remain unchanged for fifty years from 1997. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs in various aspects including, but not limited to, exercise of independent judicial power (including that of final adjudication), conducting of administrative affairs, public finance, monetary affairs, immigration and customs, maintenance of public order, to the extent provided in the Basic Law.

However, if there are any changes in relation to Hong Kong’s common law legal system, this may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of our Hong Kong Operating Subsidiaries. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce contractual rights of our Hong Kong Operating Subsidiaries, resulting in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may have a material and adverse effect upon us.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on our customers and our restaurant outlets. International trade disputes could result in tariffs and other protectionist measures, which may impact the business and spending habits of our customers and may materially and adversely affect our business.

Political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. In addition, the sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our customers and their spending habits. We cannot provide any assurances as to whether such actions will occur or the form that they may take and the impact, if any, it may have on our operations.

The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions or limitations on the ability of the Company or our Operating Subsidiaries by the PRC government to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong Operating Subsidiaries by way of capital injection or in the form of a shareholder loan from the Company. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association to provide funding to our Operating Subsidiaries through loans and/or capital contributions. Our Hong Kong Operating Subsidiaries are permitted under the laws of Hong Kong to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There is no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Operating Subsidiaries by the PRC government to transfer cash or assets. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.

The PCAOB Determinations provides that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors

The HFCA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA, including the listing and trading prohibition requirements described above.

On December 23, 2022, the Accelerating HFCA Act (the “Accelerating HFCA Act”) was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. In the event our auditor is not subject to PCAOB inspections for two consecutive years, our Ordinary Shares may be prohibited from trading or delisted from an exchange.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act, Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB announced the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB Determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in April 2022. Onestop Assurance PAC’s office is located in Singapore. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the fiscal years ended December 31, 2024, 2023 and 2022, including through the date of this Annual Report, our auditor does not have any documentation related to their audit reports located in China. However, to the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

If we change auditors and they are subsequently located in mainland China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the HKAA into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including then Hong Kong chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of the United States Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers. Any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the People’s Republic of China (the “PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of PRC natural persons outside the territory of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (each an “Operator”, and together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which will take effect from January 1, 2025, further regulates the process of important data, the security management of cross-border data transfer, the obligation of network platform operator and the protection of personal information. the Regulations on Network Data Security Management also stipulates any entity or individual conducting network data processing activities outside the PRC to the detriment of the PRC national security, the public interest, or the lawful rights and interests of citizens or organizations shall be investigated for legal responsibility in accordance with law.

We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security. We may collect and store certain data (including certain personal information) abroad from our customers, who may be PRC individuals, in implementing our membership schemes in the future, but we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future.

These statements and regulatory actions are relatively new. The existing or new laws or regulations or detailed implementations and interpretations may be modified or promulgated, if any, and therefore may have potential impact on our daily business operations, our abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. The interpretation and enforcement of relevant PRC cybersecurity laws and regulations still need to be determined in accordance with the relevant laws and regulations in effect at that time. If the Trial Measures are amended in the future and becomes applicable to us, and our proposed listing on NASDAQ is deemed to be an overseas indirect issuance and listing under the Trial Measures, our operations and the listing of our Ordinary Shares in the United States could be subject to the CSRC Overseas Issuance and Listing review in the future, if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to us, and we are deemed to be an “Operator” under the Measures for Cybersecurity Review (2021) that are required to file for cybersecurity review before listing in the United States. Our operations and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review in the future. If we become subject to the CAC review, there is no assurance that we will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our Company may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition, and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

PRC authorities recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

If the PRC authorities choose to exert more oversight over the securities offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC authorities, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert oversight over the securities offerings that are conducted overseas and/or foreign investments in China-based issuers. As of the date of this Annual Report, in the opinion of our PRC legal counsel, Jingtian & Gongcheng, these requirements do not directly apply to our Hong Kong Operating Subsidiaries. Whether such requirements apply to us in the future will be subject to applicable laws and regulations at that time. If our proposed securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities, we could incur time and costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to us.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. Hong Kong’s constitutional document, the Basic Law, ensures that the current situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. If there are any changes in relation to Hong Kong’s common law legal system, it may, in turn, result in uncertainty in, for example, the enforcement of our contractual rights. This could materially and adversely affect our business and operations. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our vendors.

Risks Related to Litigation, Laws and Regulation and Governmental Matters

Our operations are subject to laws and regulations, and failure to comply with and adapt to the latest legal and regulatory requirements could result in penalties or otherwise adversely impact our business.

Our operations at restaurant outlets and the central kitchen are subject to regulation under various applicable laws and regulations in Hong Kong, including without limitation, the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “FBR”), the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “PHMSO”), the Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (the “WPCO”), the Entrepreneur’s Organization Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) and the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”). For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item 4. Information on the Company – Regulations” While we endeavor to maintain compliance with all applicable laws and regulations in our operations, there is no assurance that we will be compliant with them at all times. Failure to comply with such applicable laws and regulations could subject us to investigation or even enforcement actions, penalties or other criminal sanctions, which could adversely impact our business, results of operations and financial condition. In addition, applicable legal and regulatory requirements are evolving, and to comply with and adapt to the latest requirements may increase compliance costs and create other obligations, financial or otherwise, which could adversely affect our business, results of operations and financial condition.

Failure to comply with data privacy, data protection and cybersecurity laws and regulations could have a materially adverse effect on our reputation, results of operations or financial condition, or have other adverse consequences.

The collection, storage, hosting, transfer, processing, disclosure, use, security and retention and destruction of personal information required to provide our services in Hong Kong is governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) and may be subject to other laws and regulations related to data privacy, data protection and cybersecurity. Non-compliance with the PDPO could subject us to investigation, enforcement actions and penalties, which could adversely impact our business, results of operations and financial condition. Furthermore, due to the rising consumer and societal expectations for stronger privacy and data protection, even the mere perception of non-compliance, whether founded or not, could damage our reputation. In addition, if there are more stringent data privacy, data protection and cybersecurity laws, rules or regulations that become applicable to us in the future, we may be required to incur increased costs or efforts in complying with such requirements and any breaches could result in more rigorous enforcement actions or investigations in the future which could have a materially adverse impact on our operations.

Unfavorable global and regional economic, political and health conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism, civil unrest, outbreaks of disease (for example, COVID-19), and other unexpected events (such as supply chain constraints or disruptions) could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities due to supply chain or distribution constraints or challenges, as well as temporary closures of our restaurant outlets and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business, or otherwise manufacture or supply components, materials or services relevant to our services.

In addition, if the inflation or other factors were to significantly increase our business costs, we might be unable to pass these costs through price increases onto our customers considering the competitive market environment in Hong Kong, which could in turn materially adversely affect our business and results of operations. We are also impacted by inflationary increases in wages, benefits and other costs. If we are not able to pass increased wage and other costs resulting from inflation onto our clients, our profitability may decline.

Potential claims from customers or employees could have a material adverse effect on our business.

We may be subject to claims brought by or on behalf of our customers or employees in the ordinary course of business which could adversely affect our business. Potential claims could include liability claims relating to our food offerings or services, employment practices, advertising practices, data security or privacy breaches, intellectual property infringement, tenancy issues and other concerns. Any involvement in litigation could incur significant resources and divert our management’s attention, or even create negative publicity, which could adversely affect our reputation and hence our business. Even though we maintain what we believe to be adequate levels of insurance to cover our potential liabilities, our insurance may not cover all relevant claims or provide sufficient coverage. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum of Association (our “Memorandum”) and our Articles of Association (our “Articles”), the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum or our Articles to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not plan to follow home country practice with respect to most corporate governance matters. However, if we so choose, we may do so in the future. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Being a Public Company

Public company compliance may make it more difficult to attract and retain officers and Directors.

We became a public company in April 2025. Public company compliance may make it more difficult to attract and retain officers and Directors. The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these new rules and regulations to increase our compliance costs in 2025 and beyond, and to make certain activities more time consuming and costly. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may accordingly be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as Executive Officers.

We have no experience operating as a public company.

We have no experience conducting our operations as a public company. We may face enhanced administrative and compliance requirements, which may result in substantial costs. The majority of our Directors and Executive Officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify as a foreign private issuer under the federal securities laws and although we follow Cayman Islands laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders who profit from trades made in a short period of time to file public reports of their stock ownership and trading activities and liability, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers will be required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, which aim at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

We, as a foreign private issuer, may not be subject to all of the corporate governance standards applicable to U.S. issuers. Accordingly, we may consider following home country practice in lieu of the requirements under the Nasdaq Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors, or we may consider choosing to comply with the requirements within one year of listing. For example, the Nasdaq Listed Company Manual requires listed companies to have, among other things, a majority of its board members to be independent, which is not required by the corporate governance practice in our home country, the Cayman Islands. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, and may have a nominating/corporate governance committee composed entirely of independent directors. We do not intend to comply with such committee requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents, and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that lists our Ordinary Shares on Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that may differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of Directors consist of independent directors;

●	require independent directors to meet on a regular basis without management present;

●	adopt a formal written compensation committee charter and nominating and corporate governance committee charter;

●	have a compensation committee of at least two members, each of whom must be an independent director. and/or to have a nominating and corporate governance committee each of whom must be an independent director;

●	nominate Directors in a vote in which only independent directors participate, or a nominations committee comprised constituting a majority of the board of director’s independent directors;

●	for any meeting of the holders of common stock have a quorum of more than 33 1/3% of the outstanding shares of the company’s common voting stock;

●	seek shareholder approval in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company;

●	seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs is governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than as set forth in our Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

Risks Related to Ownership of our Securities

There has been no public market for our IPO. If an active trading market for our Ordinary Shares does not develop or continue to develop and the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

On April 11, 2025, we completed our IPO of 2,000,000 Ordinary Shares at a public offering price of US$4.00 per share. The total net proceeds to the Company from the IPO, after deducting discounts, expense allowance and expenses, were approximately US$5,585,000. The Ordinary Shares began trading on April 10, 2025 on the Nasdaq under the trading symbol “MB”. We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, shareholders should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Hong Kong law. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board. Accordingly, the return on an investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

(i)	a limited availability of market quotations for our Ordinary Shares;
(ii)	reduced liquidity for our Ordinary Shares;
(iii)	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
(iv)	a limited amount of news about us and analyst coverage of us; and
(v)	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following: (i) fluctuations in our revenues, earnings, and cash flow; (ii) changes in financial estimates by securities analysts; (iii) addition or departures of key personnel; (iv) release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; (v) potential litigation or regulation investigations; (vi) actual or anticipated differences in our estimates, or in the estimates of analysts, for our Operating Subsidiaries’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition; (vii) announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans; (viii) future issuances, sales, repurchases or anticipated issuances, sales, resales or repurchases, of our securities including due to the expiration of contractual lock-up agreements; (ix) changes in the prices of our food offerings and services; (x) failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors; (xi) new laws, regulations, subsidies, or credits or new interpretations of existing laws applicable to us; (xii) market conditions in our industry; (xiii) changes in the estimation of the future size and growth rate of our markets; and (xiv) other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

We may issue preferred shares, the terms of which could adversely affect the voting power or value of Ordinary Shares.

Our Memorandum and Articles of Association will authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Ordinary Shares respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of our Ordinary Shares. For example, we might grant holders of preferred shares the right to elect some number of our Directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred shares could affect the residual value of our Ordinary Shares.

If securities analysts were to downgrade our Ordinary Shares, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The trading market for our Ordinary Shares will, to some extent, depend on the research and reports that securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. We do not currently have and may never obtained research coverage by securities analysts. If no or few securities analysts commence coverage of us, the trading price of our Shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us should downgrade our Shares or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 17,000,000 Ordinary Shares issued and outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our IPO, our directors and officers and certain shareholders agreed not to sell any shares until 180 days after the date of closing of the IPO (which was April 11, 2025) without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than they received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Exchange Act, related regulations of the SEC and the requirements of Nasdaq, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our Board and management and will significantly increase our costs and expenses. We will need to: (i) institute a more comprehensive compliance function; (ii) comply with rules promulgated by Nasdaq; (iii) continue to prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws; (iv) establish new internal policies, such as those relating to insider trading; and (v) involve and retain to a greater degree outside counsel and accountants in the above activities.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations and reputation.

We are subject to a requirement, pursuant to Section 404 of the Sarbanes-Oxley Act, to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. However, because we are an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the earlier of the fifth year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls will be costly and may divert management’s attention.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we do not adequately implement or comply with the requirements of Section 404 of the Sarbanes-Oxley Act, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC, or suffer other adverse regulatory consequences, including penalties for violation of Nasdaq Listing Rules. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. A loss of confidence in the reliability of our financial statements also could occur if we or our independent registered public accounting firm were to report one or more material weaknesses in our internal control over financial reporting. In addition, we may be required to incur costs in improving our internal control system, including the costs of the hiring of additional personnel. Any such action could negatively affect our business, financial condition, results of operations and cash flows and could also lead to a decline in the price of our Ordinary Shares.

For as long as we are an emerging growth company, we will not be required to comply with certain requirements that apply to other public companies.

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosures regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation and any golden parachute payments not previously approved. In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards permitted under the JOBS Act until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to the JOBS Act.

We will remain an emerging growth company for up to five full fiscal years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Ordinary Shares held by non-affiliates (and have been a public company for at least 12 months and have filed one annual report on Form 20-F), or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. We cannot predict if investors will find our Ordinary Shares less attractive because we will rely on these exemptions. If some investors find our Ordinary Shares to be less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Overview

We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. As of the date of this Annual Report, through our Hong Kong Operating Subsidiaries, we operate 12 restaurant outlets under our Master Beef and Anping Grill brands. Our Group’s revenue is primarily generated from the Hong Kong Operating Subsidiaries’ operation of our Master Beef and Anping Grill restaurant outlets in Hong Kong. According to the Frost & Sullivan Report, in 2023, our Master Beef brand ranked first among the specialty hotpot restaurant chain brands and Taiwanese hotpot restaurant chain brands in Hong Kong in terms of revenue, and our Group comprising our Master Beef and Anping Grill brands ranked first in the overall Taiwanese cuisine market in Hong Kong with a market share of approximately 9.7% in terms of revenue.

Our Group’s history began in 2019 when our founders, namely Ms. Oi Wai Chau, Ms. Oi Yee Chau, Ms. Tsz Kiu So, Mr. Ka Chun Lam and Mr. Shing Yan Lee, identified the untapped potential of the mid-range Taiwanese hot pot market in the highly competitive dining scene of Hong Kong. They decided to capitalize on this opportunity by establishing a semi-self-service hotpot brand called “Master Beef Taiwanese Hotpot All You Can Eat” which focused on providing high-quality hotpot experiences with reasonable prices. The brand’s first restaurant was unveiled at King Wah Centre in Mong Kok in Kowloon, Hong Kong and quickly gained popularity which we believe was due to us providing authentic Taiwanese hotpot experience and excellent value for the money.

We subsequently expanded during the COVID-19 pandemic period and established multiple brands, namely Anping Grill, Chubby Bento, Chubby Noodles and Bao Pot, diversifying its operations into Taiwanese grill, Taiwanese bento, Taiwanese noodles and Taiwanese stone pot. To streamline the corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders. Immediately prior to the disposal, we were operating three Chubby Bento outlets, two Chubby Noodles outlets and one Bao Pot outlet in Hong Kong.

Corporate Structure

MasterBeef Group is a holding company incorporated in the Cayman Islands as an exempted company with limited liability on May 5, 2022. We have no substantive operations other than holding all of the issued share capital of six holding companies incorporated in the British Virgin Islands (the “BVI Holding Companies”). The BVI Holding Companies have no substantive operations other than holding directly or indirectly all of the issued share capital of the Hong Kong subsidiaries, which include around 20 operating subsidiaries incorporated in Hong Kong (the “Hong Kong Operating Subsidiaries”), and one operating subsidiary incorporated in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”).

We conduct all of our restaurant operations through the Hong Kong Operating Subsidiaries. The following chart summarizes our current corporate structure subject to potential resale by the Resale Shareholders from time to time):

Other Public Shareholders
11.76 %
Thrivors Holdings Limited
20.28%
Galaxy Shine Company Limited
53.04 %
Hin Weng Samuel Lui
2.20%
Siu Cheung Yeung
4.24%
Wah Chau Yau
4.24%
Lai Yee Joyce Chang
4.24%
MasterBeef Group
Cayman Islands
100%
Masterbeef Limited
BVI
Anping Grill Limited
BVI
Tak Moon Food Supplies (BVI) Limited
BVI
Taiwanese Sweeties Limited
BVI
House of Talent (BVI) Limited
BVI
General's Feast Limited
BVI
100%
100%
100%
100%
100%
100%
Tak Moon Holdings Limited
Hong Kong
Anping Grill (HK) Limited
Hong Kong
Tak Moon Food Supplies Limited
Hong Kong
Taiwanese Sweeties (HK) Limited
Hong Kong
House of Talent Limited
Hong Kong
Generals Feast (HK) Limited
Hong Kong
100%
100%
100%
100%
1. Luk Koon Limited
2. Taiwanese Hotpot Limited
3. Master Beef Hotpot Limited
4. Able Force Limited
5. Amazing Hotpot Limited
6. All You Can Eat Hotpot Limited
7. People Mountain People Sea Hotpot Limited
8. Mrs Beef Taiwanese Hotpot Limited
9. Mrs Beef Limited
10. Zone Corporation Limited
11. Sharp Harbour Limited
Hong Kong
1. Taiwanese Barbecue Limited
2. All You Can Eat Grill Limited
3. Cool Sky Limited
4. Taiwanese All You Can Eat Limited
5. Wide Fame Limited
Hong Kong
Tak Mei Food Supplies Limited
Taiwan
Mrs Beef Hotpot Limited
Hong Kong

Our principal office is located at Units 1509-10, 15/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong. Our telephone number is +852 3953 9388. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

Reorganization

On December 30, 2022, as part of a reorganization prior to the listing, Tak Moon Holdings Limited, a holding company incorporated on May 29, 2019 under the laws of Hong Kong, transferred all of its shares in three wholly-owned subsidiaries incorporated in Hong Kong, namely, Anping Grill (HK) Limited, Taiwanese Barbecue Limited and All You Can Eat Grill Limited, to Anping Grill Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands. Subsequently, Masterbeef Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands, acquired all of the shares of Tak Moon Holdings Limited, the holding company of the majority of the Operating Subsidiaries from its shareholders Oi Wai Chau, Hee Shun Chung and Tsz Kiu So. Two wholly-owned subsidiaries of the Company incorporated in the British Virgin Islands, namely House of Talent (BVI) Limited and Tak Moon Food Supplies (BVI) Limited, acquired all of the shares of two companies in Hong Kong, namely House of Talent Limited and Tak Moon Food Supplies Limited. Upon completion of such reorganization, all of the Hong Kong Subsidiaries became wholly-owned subsidiaries of the respective BVI Holding Companies.

Certain Reorganization Transactions occurred as follows:

●	Issuance of an aggregate 7,150 and 2,850 HK$-denominated Ordinary Shares to our shareholders Galaxy Shine Company Limited (“Galaxy Shine”) and Thrivors Holdings Limited (“Thrivors”), respectively, on May 5, 2022 (the “2022 Issuance”);

●	Issuance of an aggregate 21,332,025 and 8,502,975 Ordinary Shares, together an aggregate of 29,835,000 Ordinary Shares, to Galaxy Shine and Thrivors, respectively, in proportion to their existing shareholdings on April 16, 2024 (the “2024 Issuance to Founders”). At the same time of the 2024 Issuance, we repurchased and immediately cancelled all of the HK$-denominated Ordinary Shares that were issued to Galaxy Shine and Thrivors in the 2022 Issuance;

●	Issuance of an aggregate 765,000 Ordinary Shares to Hin Weng Samuel Lui, an advisor to the Company, to diversify our shareholder base on April 30, 2024 on the condition that our IPO and listing is consummated (together with the 2024 Issuance to Founders, the “2024 Issuances”); and

●	Repurchase and immediately cancellation of 10,875,150, 4,334,850 and 390,000 Ordinary Shares that were issued to Galaxy Shine Company Limited, Thrivors Holdings Limited and Hin Weng Samuel Lui, respectively, on June 7, 2024 (together with the 2022 Issuance and the 2024 Issuances, the “Reorganization Transactions”).

See “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders,” for information on the current shareholdings of our major shareholders.

Initial Public Offering

On April 11, 2025, we closed on our IPO of 2,000,000 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8,000,000 before deducting underwriting discounts and other offering expenses. Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 10, 2025 under the ticker symbol “MB.”

BUSINESS OF MASTERBEEF GROUP

Overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Hong Kong Subsidiaries.

We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. As of the date of this Annual Report, through our Hong Kong Operating Subsidiaries, we operate 12 restaurant outlets under our Master Beef and Anping Grill brands. Our mission is to serve quality and value-for-money Taiwanese cuisine to our customers. With our expertise in Taiwanese cuisine and experienced management team, we are committed to further strengthening our market position as a full-service Taiwanese restaurant group in Hong Kong.

The table below shows our brand portfolio, the number of restaurant outlets and the cuisine served under each brand operated by our Hong Kong Operating Subsidiaries as of the date of this Annual Report.

Brand	Signature Cuisine	Number of restaurant outlets as of the date of this Annual Report
	Taiwanese hotpot	9

Master Beef （牛大人）

	Taiwanese barbecue	3

Anping Grill （安平燒肉）

See “Our Brand and Restaurant Portfolio - Our food offerings and brand image” in this section for details of our food offerings and brand image for each of our brands.

Our Group’s revenue decreased by approximately HK$28.3 million or 5.3%, from approximately HK$532.3 for the year ended December 31, 2023 to approximately HK$504.0 million (approximately US$64.9 million) for the year ended December 31, 2024. Revenue for the Group increased by approximately HK$75.6 million or 16.6%, from approximately HK$456.7 million for the year ended December 31, 2022 to approximately HK$532.3 million (approximately US$68.1 million) for the year ended December 31, 2023. Our revenue decreased during the year ended December 31, 2024 due to (i) a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets, as a result of the slow economic recovery in Hong Kong, the northbound spending trend from Hong Kong to cities on mainland China proximate to the Hong Kong border, and the shift in local consumption habits among local customers and (ii) the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the income derived from the sales of food ingredients and the provision of human resource management services to related parties (i.e. the respective subsidiaries of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited after the disposal abovementioned). We opened one Master Beef restaurant outlet in 2022 and one Master Beef and one Anping Grill restaurant outlet in 2023, respectively, which contributed to approximately 1.9%, 8.2% of revenues for the years ended December 31, 2023, and 2022, respectively. For more details regarding our results of operations, see “See “Item 5. Operating and Financial Review and Prospects –Results of Operations”.

As at December 31, 2023, apart from the 12 restaurant outlets under the brands of Master Beef and Anping Grill mentioned above, we also operated three Chubby Bento Taiwanese bento outlets and one Bao Pot Taiwanese stone pot outlet.

During the year ended December 31, 2024, we opened two new Taiwanese noodles outlets under the brand of Chubby Noodles. To streamline the Group’s corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties.

As at the date of the Annual Report, the Group operates 12 restaurant outlets under the brands of Master Beef and Anping Grill.

Market Opportunities Analysis

Optimization of central kitchen and introducing innovative menu items: Optimization of central kitchen and introducing innovative menu items are the rising trend in catering services industry in Hong Kong. A centralized kitchen allows for economies of scale in food procurement, preparation, and distribution. Standardized processes and shared resources can reduce labor costs and improve overall operational efficiency, which lead to reduced waste, inventory management, and overhead expenses. Introducing innovative menu items becomes easier when the central kitchen can develop, test, and scale new recipes. Restaurants can quickly adapt their menus to changing customer preferences, seasonal ingredients, or emerging food trends.

Increasing prevalence of production of semi-finished food products and all-you-can-eat model: The production of semi-finished retail products and the all-you-can-eat model is the rising trend for restaurants to diversify revenue, enhance the customer experience, and capitalize on evolving dining trends and preferences. Restaurants offer semi-finished food products for retail sale to generate an additional revenue stream beyond their dine-in operations. Customers may be willing to pay extra for restaurant-quality ingredients or meal components that they can conveniently prepare at home. This retail sales channel expands the restaurant’s customer base beyond just on-site diners, making their food products accessible to consumers who may not have the time or ability to visit the physical dining establishment. The all-you-can-eat dining model also aligns well with the growing popularity of this convenient, value-driven dining format. By offering a fixed-price, unlimited selection, restaurants can increase average check sizes and customer throughput compared to à la carte service, and encourage higher-volume consumption and customer satisfaction through the “unlimited” concept.

Market Risk Analysis

Labour shortage and rising operational costs: Catering services in Hong Kong face challenges in hiring and retaining qualified chefs and service staff due to the tight labor market and a shortage of talent. It is crucial for these restaurants to offer competitive pay and favorable working conditions to attract skilled labor, but this becomes difficult when trying to control costs. Additionally, retaining staff requires continuous effort and additional costs, making labor issues persistent challenges. Moreover, restaurants have to contend with rising expenses such as ingredients, rent, utilities, and labor costs, all of which have been increasing due to inflation in recent years. Managing costs while dealing with intense price competition poses a significant challenge for these catering services providers in Hong Kong.

Increased competition and industry consolidation: The catering services market in Hong Kong is characterized by increased competition, as numerous establishments vie for the attention of the same customer base. Independent restaurants often face tough competition from well-established chains and prominent brands. The emergence of restaurants chains also increases the industry consolidation of catering services in Hong Kong. Differentiating themselves based on price and quality presents a considerable challenge for catering services providers. With a plethora of dining options available to customers, gaining a competitive advantage becomes even more difficult. As a result, ensuring the continuity and profitability of their business is of utmost importance for players in the catering services industry.

Competitive Strengths

Addressing the above, we believe that we have a number of key strengths that differentiate our business from that of our competitors, including the following:

We are a market leader and have a strong brand identity

Building a strong brand identity and effective marketing strategies are essential for us for attracting a diversified and wide customer base. Our Hong Kong Operating Subsidiaries have spent great effort on establishing our brand image from food offerings to decor in our restaurant outlets. Our Hong Kong Operating Subsidiaries currently own two home-grown brands in our restaurant portfolio:

●	Master Beef（牛大人）is an all-you-can-eat hotpot restaurant that specializes in authentic Taiwanese hotpot soup and hotpot dishes.

●	Anping Grill（安平燒肉）is a Taiwanese all-you-can-eat barbecue restaurant that offers Taiwanese traditional taste of barbecue with Taiwanese street food and drinks in an antique atmosphere.

Over the years, we believe that we have successfully garnered brand awareness through positive reviews from patrons and have managed to maintain a strong position in the Taiwanese hotpot market. Based on the Frost & Sullivan Report, our Master Beef restaurant outlets ranked first among all specialty hotpot restaurant chains and among Taiwanese hotpot restaurant chains in Hong Kong in terms of revenue in 2023. With 12 restaurant outlets in Hong Kong, we have been able to reach a wide customer base. We also focus on developing unique brand personalities, values, and messages that resonate with our customers. This involves shaping how our brands are perceived by conducting market research to understand our target audience deeply, which we believe helps create a distinct identity that sets us apart from competitors. We believe that our strong presence on social media platforms has resulted in high engagement rates, indicating that our marketing efforts have resonated well with our target audience. We believe this unique positioning sets us apart and gives us a competitive edge in the market.

We provide high-quality food and maintain consistency

We, through our Hong Kong Operating Subsidiaries, prioritize delivering high-quality food, beverages, and service while maintaining consistency across all our restaurant outlets. Our Hong Kong Operating Subsidiaries strive to offer delicious and affordable food of consistent quality that appeal to a large number of customers. To achieve this, our Hong Kong Operating Subsidiaries have a dedicated team of experienced chefs that are able to enhance the taste and maximize the appeal of our food offerings. In addition, our Hong Kong Operating Subsidiaries have established a central kitchen where they produce semi-finished food products including soup base, processed ingredients and retail packaged soup base that meet our strict quality standards. These semi-finished food products are then distributed to our Hong Kong Operating Subsidiaries restaurant outlets, ensuring consistency in taste, presentation, and overall dining experience. Our Hong Kong Operating Subsidiaries also provide regular training to our staff to ensure that they follow our strict procedures and that they are well-equipped to maintain quality and consistency in their daily operations.

We are able to achieve standardization and operational efficiency by having a central kitchen

Our Hong Kong Operating Subsidiaries achieve standardization in different stages of their business operation to ensure the quality of their services and offerings can be delivered consistently. By consolidating part of our food production in a central kitchen, we can benefit from economies of scale. Bulk purchasing of ingredients and supplies can lead to cost savings and better negotiating power with suppliers. This results in lower overall food costs, improving our profitability and competitive pricing. Furthermore, our central kitchen allows for streamlined and standardized operations. With a centralized production facility, our Hong Kong Operating Subsidiaries are able to optimize processes, workflow, and equipment usage. This leads to increased efficiency, reduced duplication of efforts, and improved productivity, which translates into cost savings and faster turnaround times. In addition, our central kitchen facilitates effective supply chain management. It enables us to have better visibility and control over ingredient sourcing, inventory management, and distribution. This ensures a reliable and uninterrupted supply of ingredients to the restaurant outlets, reducing the risk of stockouts and improving overall operational efficiency. Our central kitchen also provides greater control over food quality and consistency. Our Hong Kong Operating Subsidiaries develop standardized recipes that outline the required ingredients, quantities, cooking methods, and presentation standards to be followed by chefs and kitchen staff, ensuring consistent cooking and plating techniques and adherence to food safety and hygiene standards. These recipes help maintain consistency and quality across different restaurant outlets. Furthermore, our Hong Kong Operating Subsidiaries have standardized service procedures that are followed by all our restaurant outlets. These standard procedures cover various aspects such as greeting and seating guests, taking orders, serving meals, handling customer inquiries, and resolving any issues that may arise during the dining experience. In this regard, we can ensure that all restaurant outlets maintain the same level of quality in their food offerings and that our customers receive a consistent level of service and hospitality. This consistency enhances our brand’s reputation and customer satisfaction, leading to increased competitiveness.

We are committed to menu development, innovation and customer satisfaction

We believe in staying at the forefront of culinary trends and constantly evolving to meet customer preferences. Our Hong Kong Operating Subsidiaries maintain a dedicated menu development team consisting of experienced chefs. This team continually explores new recipes, experiments with ingredients, and refines existing dishes to keep the menu fresh and appealing. In our restaurant outlets, our Hong Kong Operating Subsidiaries regularly update our menus with new and exciting dishes, incorporating seasonal ingredients and experimenting with unique flavors and culinary techniques. Our Hong Kong Operating Subsidiaries introduce seasonal menu items to showcase fresh and seasonal ingredients. By incorporating seasonal produce and flavors, our Hong Kong Operating Subsidiaries keep the menu offerings dynamic and aligned with changing tastes throughout the year. This ensures that customers can enjoy new and exciting dishes that reflect the current season.

In addition, as part of our commitment to innovation and customer satisfaction, our Hong Kong Operating Subsidiaries launched the retail sale of our packaged signature hotpot soup base at our selected restaurant outlets in 2022, and they were well received by our customers. Our Hong Kong Operating Subsidiaries have plans to expand our production and sell our packaged signature hotpot soup base in distribution outlets such as supermarkets going forward. By making our signature soup base available in a packaged format, customers can now recreate the distinctive taste and quality of our signature hotpot soup base in the comfort of their own homes. This not only caters to the growing demand for convenient meal solutions, but also allows our customers to enjoy our food creations wherever and whenever they prefer. We believe that this will broaden our customer base and serve as a means of promotion at the distribution outlets.

Furthermore, providing an exceptional dining experience is at the forefront of our philosophy. In each of our Hong Kong Operating Subsidiaries’ restaurant outlets, we invest in renovation design to create a unique and inviting ambiance that resonates with our target customers. We pay attention to every detail, from the decor and lighting to the seating arrangements and music selection, to ensure a memorable and enjoyable dining experience with Taiwanese flavor. Our Hong Kong Operating Subsidiaries train our staff to deliver excellent customer service, ensuring that every interaction reflects our commitment to exceeding customer expectations. In addition, we actively seek customer feedback and monitor industry trends through various channels, such as online surveys, social media platforms, and direct interactions. We value customer feedback and reviews, using them as valuable insights to continually improve our offerings and enhance the overall customer experience and satisfaction.

We have a dedicated and experienced management team

We have a dedicated management team with an average of over 10 years of knowledge and experience of the food and beverage industry, including our head chef who has over 30 years of food and beverage industry experience. Our management team makes our business philosophy and core values a daily part of all facets of our business operations. In addition to experience in the food and beverage industry, our management team also has experience in finance management, business development and general business management. We believe that the range of management experience promotes diverse perspectives and creative thinking, which in turn results in innovative and effective ways of operating our restaurants and growing our business. Our management team has been working together for a number of years, and our management personnel has remained relatively stable. We trust that our management team’s collective experience, the ability to work as a collaborative team and ultimately, the ability to effectively implement our business philosophy, are critical to our success and will continue to contribute to our growth and expansion.

Business Strategies

Building on our key strengths, we aim to continue to strengthen our market position and further expand our business by pursuing the following strategies:

Continue to strategically expand our restaurant network in Hong Kong and overseas

We plan to further expand our existing restaurant network through the following key initiatives:

●	Organic Growth. We intend to focus on organic growth by opening new outlets of existing successful restaurant brands. This strategy involves carefully selecting desirable locations, conducting market research, and leveraging the existing brand recognition and customer base. During the first quarter of 2024, we opened two new Taiwanese noodles outlets under the brand of Chubby Noodles.

●	Franchising. To accelerate our expansion, we plan to offer overseas franchising opportunities for our restaurant brands. This would allow entrepreneurs or investors to open and operate franchised outlets under our established brands, following standardized processes and systems. We have plans to pursue franchising or entering joint ventures with local food and beverage businesses in target markets outside Hong Kong, including Singapore and other Southeast Asian countries. These partnerships would allow us to leverage the local expertise and resources of our partners, enabling smoother market entry and operations in foreign territories. As of the date of this Annual Report, we have not entered into any franchise or joint venture arrangements and there can be no assurance we will do so.

Further streamline operation efficiency and increase profitability

We intend to continue to improve the operation efficiency and standardization of our operating procedures across our restaurant network by leveraging our Hong Kong Operating Subsidiaries’ central kitchen and existing standardized preparation approach, and to seek ways to further optimize costs, streamline processes, and ensure smooth restaurant operations. We conduct regular operation meetings to (i) identify areas for improvement, (ii) optimize staffing levels to match demand, and (iii) explore options for digitalization such as investing in technology solutions for table service, inventory management and order processing.

In terms of digitalization and investing in technology solutions, we are exploring the use of AI-powered robots as waiters to serve our customers in our restaurant outlets. These robot waiters may improve operational efficiency by streamlining order processing and reducing labor cost. These robots are capable of transmitting orders to the kitchen, performing stock-taking of inventories, minimizing errors and expediting food preparation. Additionally, these robots may free up human staff members to focus on other important aspects of customer service, such as providing personalized recommendations, addressing specific dietary requirements, and ensuring a welcoming and comfortable atmosphere. As of the date of this Annual Report, our Hong Kong Operating Subsidiaries do not use any robots in their operations and there can be no assurance we will do so.

In addition, we place a strong emphasis on ensuring smooth and profitable operations of our business by conducting regular evaluations among the management team. We intend to evaluate the operational efficiency of our restaurant outlets by assessing factors such as food preparation time, table turnover rate, and staff productivity. This assessment helps identify bottlenecks and address any operational issues. In this regard, we believe that we will be able to further optimize operational efficiency and increase the profitability of our business.

Fully utilize our central kitchen to maximize its capabilities and drive profitability

As our restaurant network expands, our Hong Kong Operating Subsidiaries intend to continue to utilize our central kitchen to streamline our food production and supply chain. In addition to supplying food ingredients to our restaurant outlets, our Hong Kong Operating Subsidiaries have been selling our branded food products from time to time, including our signature hotpot soup base which is prepared and packaged in our central kitchen and then sold at our selected restaurant outlets. We have plans to establish partnerships with retail outlets, supermarkets, and online platforms to distribute and sell our branded semi-finished food products, which we believe will generate additional revenue streams.

Apart from the production of semi-finished food products, our central kitchen has capacity to engage in the preparation of food products such as marinated meat for other food businesses. Our central kitchen can collaborate with other food suppliers or businesses to produce food items under their private labels or brand names. By leveraging the central kitchen’s infrastructure and quality control measures, we believe we can create new revenue streams by working with businesses that seek to outsource their food production.

By embracing both the productions of semi-finished food products and food products for other food businesses, the central kitchen can maximize its efficiency, generate additional revenue streams, and establish itself as a reliable and versatile food production hub.

Our Brand and Restaurant Portfolio

Our food offerings and brand image

Master Beef（牛大人）

Master Beef offers all-you-can-eat hotpot cuisine that includes authentic Taiwanese hotpot soup and hotpot dishes. Our Hong Kong Operating Subsidiaries use a wide mix of ingredients to create different hotpot soup bases served with different sliced meat dishes such as beef, pork, and chicken. Customers can choose from different buffet set menus based on beef quality and food variety and enjoy hotpot during the specified dining time limit. In addition to the hotpot food ingredient options on the chosen menu, customers may also enjoy Taiwanese street food and drinks at the restaurant outlets. Set out below are some of the signature soup bases and dishes at our Master Beef restaurant outlets:

Madam Beef Signature Spicy Soup (牛夫人秘方麻辣鍋) (right) Chinese Herbal Chicken Soup (阿嬤養生濃湯鍋) (left)	A variety of beef dishes such as sliced or diced beef and meat balls as hotpot ingredients

The overall theme of Master Beef restaurant outlets is to evoke a warm and inviting atmosphere that reflects the cultural heritage of Taiwanese cuisine while incorporating contemporary touches. The decor choices in Master Beef restaurant outlets often incorporate elements that showcase the Taiwanese culture, such as artwork, calligraphy, or traditional patterns. The use of natural materials and textures, such as wood panelling or bamboo accents, adds to the traditional ambiance.

Anping Grill（安平燒肉）

Anping Grill specializes in Taiwanese barbecue offering high-quality meat and a variety of classic Taiwanese night market snacks, freshly prepared drinks and special sauces, giving our customers an authentic Taiwanese barbecue experience. Customers can choose from different buffet set menus based on beef quality and food variety. Set out below are some of the signature dishes at our Anping Grill restaurant outlets:

Authentic Taiwanese barbecue with a selection of beef slices and seafood	Our signature dipping sauces and a variety of sliced beef dishes as barbecue ingredients

Our Anping Grill restaurant outlets aim to recreate the nostalgic and vintage atmosphere of Anping Old Street in Tainan, Taiwan. The decor in Anping Grill restaurant outlets evokes a sense of warmth, authenticity, and heritage, and often incorporates elements that reflect the vintage style of Anping Old Street such as red brick walls or accents, reminiscent of the historic architecture. Vintage style decorations, such as antique lanterns, wall art depicting traditional scenes, or cultural artifacts, add to the nostalgic ambiance.

Number of restaurant outlets

As at December 31, 2023, we operated nine Master Beef and three Anping Grill restaurant outlets, as well as three Chubby Bento Taiwanese bento outlets and one Bao Pot Taiwanese stone pot outlet in Hong Kong.

During the first quarter of 2024, we opened the two new Taiwanese noodles outlets under the brand of Chubby Noodles in Hong Kong. To streamline the Group’s corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties.

As of the date of this Annual Report, through our Hong Kong Operating Subsidiaries, we operate 12 restaurant outlets in Hong Kong as shown in the map below and our Hong Kong Operating Subsidiaries do not have any restaurant outlets outside of Hong Kong. Most of our restaurant outlets are located in residential areas as well as commercial areas with office buildings, shopping malls and transportation hubs.

(Yuen Long)
NEW TERRITORIES
(Sha Tin)
(Tuen Mun)
(Tsuen Wan)
KOWLOON
(Mong Kok)
(Kwun Tong)
(Tsim Sha Tsui)
(Tseung Kwan O)
(Causeway Bay)
HONG KONG ISLAND

Key: The names of the restaurant outlets are set out below their respective logos.

Master Beef （牛大人）	Anping Grill （安平燒肉）

The table below sets out the location, year of commencement of operation, approximate gross floor area, approximate seating capacity and approximate average spending per customer of each restaurant outlet of our Group as at December 31, 2024:

No.	Brands	Location	Year of commencement of operation	Approximate gross floor area (square feet)	Approximate seating capacity	Approximate average spending per customer# (HK$)
1	Master Beef	King Wah Centre, Mong Kok	2019	6,000	192	319
2	Master Beef	Tai Hung Fai (Tsuen Wan) Centre, Tsuen Wan	2020	8,900	280	300
3	Master Beef	Causeway Bay Plaza 2, Causeway Bay	2020	7,300	250	299
4	Master Beef	Carnarvon Plaza, Tsim Sha Tsui	2020	13,000	320	279
5	Master Beef	Hollywood Plaza, Mong Kok	2020	9,400	260	279
6	Master Beef	Crocodile Center, Kwun Tong	2021	10,700	260	278
7	Master Beef	Chanway Shopping Centre, Sha Tin	2021	10,900	180	252
8	Master Beef	YOHO MALL II, Yuen Long	2022	7,200	240	268
9	Master Beef	Popcorn, Tseung Kwan O	2023	5,500	190	269
10	Anping Grill	Chong Hing Square, Mong Kok	2020	7,700	240	364
11	Anping Grill	Tai Hung Fai (Tsuen Wan), Tsuen Wan	2021	8,900	200	357
12	Anping Grill	Popcorn, Tseung Kwan O	2023	3,900	140	343

Note:	# Calculated by dividing catering income generated from restaurant operations (excluding takeaway orders) for the year by total customers served for the year.

Our outlet operations are facilitated by centralized food procurement, processing and preparation at our central kitchen and distribution and storage at our warehouse, both in Yuen Long, Hong Kong, with a gross floor area of approximately 19,200 and 9,900 square feet, respectively.

We believe that these facilities are generally adequate to meet our current needs, although we expect to seek additional space as needed to accommodate future growth.

Expansion plan management

The following paragraphs generally summarize the principal steps of our expansion plan management for opening new restaurant outlets. Depending on the complexity of the project, the process of opening a new restaurant outlet takes approximately three to five months.

●	Concept development and planning. In this stage, we define the concept of the restaurant outlets, including the cuisine, target market, ambiance, and overall theme. Market research and feasibility studies are conducted to assess the viability and potential success of the concept. Location selection and lease negotiations take place, considering factors such as foot traffic, accessibility, and market demand.

●	Design and construction. Architectural and interior design plans are developed, considering the concept, brand identity, and customer experience. Construction and renovation work takes place, including structural modifications, installation of equipment, and interior finishes. Permits and licenses are obtained, ensuring compliance with local regulations, and building codes.

●	Menu development and training. Head chef and our directors create and refine the menu, considering the concept, target market, and ingredient availability. Menu items are tested, and recipes are finalized, ensuring consistency and quality. Staff training programs are developed and implemented, covering areas such as food preparation, customer service, and brand standards.

●	Pre-opening and marketing. Marketing plans are executed, including branding, advertising, social media campaigns, and public relations efforts. Pre-opening activities, such as soft openings, menu tastings, may be organized to generate interest from the public and gather feedback from customers. Operational systems and processes are finalized, and final staff training takes place.

●	Grand opening and post-opening operations. The restaurant officially opens its doors to the public, and regular operations begin. Ongoing monitoring and adjustments are made to optimize operations, address customer feedback, and ensure a smooth dining experience. Performance metrics such as revenue, customer satisfaction, and profitability are tracked, and adjustments may be made as necessary.

Our Restaurant Operation and Management

We employ a management structure designed to promote efficiency in supervising, directing and supporting our operation and management:

(i)	headquarters management: At the headquarters level, there are directors and managers who oversee the overall strategic direction and operations of our business. This includes making high-level decisions related to brand development, food procurement, expansion plans, financial management, marketing strategies, and human resources. The headquarters management team is responsible for setting goals, establishing policies and procedures, and ensuring the smooth functioning of the entire organization;
(ii)	regional management: Our Hong Kong Operating Subsidiaries have regional managers who oversee the operations of multiple restaurant outlets within a specific geographical region. These managers are responsible for ensuring that each restaurant outlet operates efficiently, adheres to company standards, and meets financial and operational targets. They provide guidance and support to the restaurant-level management teams, monitor performance, implement marketing initiatives, and address any operational challenges that may arise; and
(iii)	restaurant management: At the restaurant level, there are managers and supervisors who are responsible for the day-to-day operations of each restaurant outlet. This includes managing staff, overseeing food preparation and service, maintaining cleanliness and hygiene standards, and ensuring customer satisfaction. Restaurant-level managers handle staffing, training, inventory management, financial reporting, and maintaining quality control. They work closely with the regional management team to implement strategies and policies set by the headquarters and ensure the smooth operation of each restaurant outlet.

Central kitchen and logistics

Our Hong Kong Operating Subsidiaries have been using our central kitchen to centralize the part of the procurement, processing, preparation, distribution and quality control of our food ingredients since July 2021. The categories of food that are produced in our central kitchen include raw meat, cooked meat, fried food, desserts, soup base, soy sauce, processed ingredients and packaged soup for retail. The operation flow of our central kitchen is summarized below:

(i)	recipe development: Our head chef creates recipes for semi-finished food products with the purpose to standardize the quality and taste of the product to be served in the restaurant outlets;
(ii)	ingredient procurement and inventory management: Our central kitchen is responsible for sending procurement request to our procurement team to source for ingredients and managing the inventory of ingredients needed for food production. This involves ensuring quality and freshness, and maintaining proper stock levels to meet the demands of our restaurant outlets;
(iii)	food preparation and production: Monthly and weekly production plans are implemented according to our restaurant outlets’ demand and safety stock level. Our central kitchen carries out food preparation and production based on the production plan. Our chefs and kitchen staff follow standardized recipes and procedures to ensure consistency and quality across all restaurant outlets. This may involve various cooking techniques, such as grilling, frying, roasting, or steaming, depending on the specific dishes being prepared;
(iv)	quality control and assurance: Our central kitchen maintains strict quality control measures to ensure that the food produced meets our standards. This involves regular inspections of ingredients, monitoring of the cooking processes, and taste testing to ensure flavor and texture consistency. Any deviations or issues in quality are addressed promptly;
(v)	packaging and storage: Once the food is prepared, it is appropriately packaged to maintain freshness and hygiene during the transportation to our restaurant outlets. Our central kitchen ensures proper labeling and storage of the packaged food, following the food safety guidelines and regulations; and
(vi)	distribution and delivery. Our warehouse coordinates the distribution and delivery of the prepared food to the respective restaurant outlets according to order requests from our restaurant outlets. Our Hong Kong Operating Subsidiaries outsource to third-party logistics providers to deliver food to restaurant outlets on a six-day basis, from Monday to Saturday.

New Menu Development

In our restaurant outlets, we regularly update and develop our menus with new and exciting dishes, incorporating seasonal ingredients and experimenting with unique flavors and culinary techniques. The development of our menus involves the following stages:

(i)	idea generation: this stage involves brainstorming and generating ideas for new menu items or product concepts. It may involve input from various sources, such as customer feedback, market research, head chefs and regional chefs, and management;
(ii)	concept development: Once ideas are generated, the next stage is to develop and refine the concepts. This includes determining the target audience, defining the unique selling points, and outlining the key features of the menu item or product. Collaboration between head chef, marketing teams, and management is crucial at this stage;
(iii)	recipe creation and testing: After the concept is finalized, the head chef works on creating the recipes for the new menu item or product. This involves experimenting with ingredients, flavors, cooking techniques, and portion sizes to achieve the desired taste and presentation. Multiple iterations and taste tests may be conducted to refine the recipes;

(iv)	cost analysis and sourcing: Once the recipes are finalized, a cost analysis is conducted to determine the feasibility and profitability of the menu item or product. This includes evaluating ingredient costs, portion sizes, and pricing strategies. Concurrently, the procurement team works on identifying reliable suppliers and ensuring the availability of ingredients in the required quantities;
(v)	menu evaluation and testing: Before launch, our new menu item or product goes through a comprehensive evaluation and testing phase. This may involve conducting taste tests with internal staffs and management, gathering feedback, and making necessary adjustments to the recipe or presentation; and
(vi)	launch and monitoring: Once the menu item or product passes the evaluation and testing phase, it is ready for launch. The marketing team develops promotional strategies, and the culinary team ensures proper training of the staff for its preparation and presentation. After the launch, the performance and reception of the new menu item or product are closely monitored, and adjustments may be made based on customer feedback and sales data.

Procurement

The flow of our procurement process can be divided into the following stages:

(i)	ingredient sourcing: the procurement team consolidates the menu requirements and source for ingredients with cost considerations;
(ii)	vendor selection: suitable vendors are identified based on quality, reliability, pricing, and adherence to food safety standards. Contracts and pricing agreements are negotiated;
(iii)	sampling: for new ingredients, samples are requested and tested by head chef and Directors, who approve the item considering its quality;
(iv)	purchase ordering: once the item is approved, the procurement team creates purchase orders for the required ingredients, supplies, and equipment based on the menu plans and inventory needs. Orders are then placed with approved vendors;
(v)	order tracking: the team tracks the status of orders, ensuring timely delivery and resolving any issues with vendors; and
(vi)	receiving and inspection: upon delivery, the warehouse team/kitchen staff members of outlets inspect the received items for quality, quantity, and adherence to specifications. The invoice amount is then logged on the accounting systems for settlement while some invoices are settled by cash on delivery. Any discrepancies are reported and resolved.

Suppliers

For each of the three years ended December 31, 2022, 2023 and 2024, our Operating Subsidiaries purchased from over 130 food ingredient suppliers.

Our five largest food ingredient suppliers

During the three years ended December 31, 2024, 2023 and 2022, our purchases from our five largest food ingredient suppliers amounted to approximately HK$56.4 million, HK$70.1 million and HK$63.3 million, respectively, representing approximately 35.3%, 43.5% and 43.6% of our total food ingredient purchases, respectively. Our purchases from the largest food ingredient supplier for the three years ended December 31, 2024, 20233 and 2022 amounted to approximately HK$14.3 million, HK$19.6 million and HK$26.1 million, respectively, representing approximately 9.0%, 12.2% and 18.0% of our total food ingredient purchases, respectively. As of the date of this Annual Report, our business relationship with our five largest food ingredient suppliers for the three years ended December 31, 2024, 2023 and 2022 remained stable and the years of relationship ranged from over two years to over four years. All of our five largest food ingredient suppliers during the three years ended December 31, 2024, 2023 and 2022 are located in Hong Kong and are independent third parties.

Supplier selection and management

Our Directors, headquarter teams and regional teams are involved in the food ingredients supplier selection process, including the selection, evaluation, inspection and approval of each supplier prior to their engagement. Our procurement staff selects suppliers based on a rigorous qualification and approval process. This includes conducting market research and considering referrals to identify potential suppliers that meet our requirements for reputation, track record, product quality, pricing, and adherence to industry standards and regulations. We evaluate potential supplier’s financial stability, manufacturing capabilities, and ability to meet our volume and delivery requirements.

Our procurement staff also assesses suppliers based on their compliance with food safety regulations, certifications, and quality management systems, as well as their pricing structure and overall cost competitiveness. Suppliers are required to provide documentation such as food safety certifications, product specifications, and quality control processes to demonstrate their commitment to safety and quality. In order to ensure consistent quality and food safety, regular supplier audits, product samplings and laboratory testing are conducted to assess the suppliers’ facilities, processes, and food safety management systems. In addition, our procurement staff conducts background checks of potential suppliers such as the nature of business, date of establishment, business registration certificates and relevant license produced, and price of food ingredients.

All our restaurant outlets obtained their food ingredients from multiple suppliers for each type of food and there was no reliance on any one single supplier during the three years ended December 31, 2022, 2023 and 2024. As of the date of this Annual Report, we maintain a list of approved suppliers for food ingredients comprising over 200 suppliers. In addition, our procurement staff conducts quality review from time to time and at least once a year to ensure that the quality of our approved suppliers meets our standards, including those in relation to the quality of food ingredients, quality of customer service, delivery efficiency, discounts and offers available. The annual review will be subject to the approval of our Directors, headquarter team and regional teams.

During the three years ended December 31, 2022, 2023 and 2024, our Operating Subsidiaries did not experience any food supply interruption, early termination of any contractual arrangement with suppliers, or failure to secure sufficient quantities of food materials that imposed material adverse impact on our operations. Our Operating Subsidiaries have implemented certain policies, such as comparing quotations from multiple suppliers, sourcing from pre-approved suppliers, monitoring settlement of purchases by our head office and setting out our policy on prevention of bribery and corruption in our employee handbook to prevent any kickback arrangements with our suppliers.

Our Operating Subsidiaries have not entered into any long-term contracts with our suppliers, which our Directors consider to be in line with market practice. Our Operating Subsidiaries generally place our orders of food ingredients on an as-needed basis and based on the quotation provided by our suppliers. Our Operating Subsidiaries then issue a purchase order to the selected supplier, specifying the agreed-upon terms, quantities, delivery dates, and any other relevant details.

Sales and Marketing

Customers

Due to the nature of our business, our Hong Kong Operating Subsidiaries’ customers are mainly retail customers from the general public. As such, our Directors consider that it is not practicable to identify the five largest customers or the largest customer for the three years ended December 31, 2022, 2023 and 2024. None of our Hong Kong Operating Subsidiaries’ customers accounted for 5% or more of our Group’s total revenue for the three years ended December 31, 2022, 2023 and 2024 and we did not rely on any single customer during the three years ended December 31, 2022, 2023 and 2024. In line with the industry practice, during the three years ended December 31, 2022, 2023 and 2024 and up to the date of this Annual Report, none of our Operating Subsidiaries have entered into any long-term contract with our Hong Kong Operating Subsidiaries’ customers.

Our membership scheme

We value our customers and operate our membership schemes with a view to promoting repeated patronage from our customers and building our brand loyalty.

Our Hong Kong Operating Subsidiaries offer a membership scheme for Master Beef and Anping Grill with different tiers to enhance customer loyalty and drive repeat business. The silver tier is available upon sign-up and provides general benefits such as sign-up bonus coupons and periodic special offers. The gold tier is achieved through expenditure and offers additional coupons and more offers. The diamond tier is for frequent customers and provides premium benefits including exclusive offers and coupons. This approach offers benefits including increased customer loyalty, enhanced customer engagement, and budget-friendliness for customers. The membership scheme also provides us with an additional channel to obtain a better understanding of our customer preferences, visit frequency and spending pattern, which allow us to counteract accordingly.

The number of our members increased by approximately 7.6% from approximately 526,000 members as at December 31, 2023 to approximately 566,000 members as at December 31, 2024, after the disposal of the Disposed Group. The number of our members increased by approximately 20.5% from approximately 437,000 members as at December 31, 2022 to approximately 526,000 members as at December 31, 2023.

Pricing strategies

Our pricing strategy is guided by menu engineering, value-based pricing and competition. Menu items are priced strategically based on popularity and profitability, considering ingredient costs and desired profit margins. We assess the perceived value of our offerings to set prices, taking into account factors such as quality, expertise, flavors, and dining experience. We also analyze competitors’ prices and may adjust our prices to position ourselves effectively. Depending on our desired market positioning, we may offer lower prices to attract price-sensitive customers or higher prices for a premium dining experience targeting customers who value exclusivity and superior service. This involves consideration in relation to ingredient sourcing, portion sizes, and waste reduction efforts while ensuring that quality standards are upheld. Each brand within our Group offers unique pricing and menu options, catering to different preferences and culinary experiences.

In addition, our Hong Kong Operating Subsidiaries adopt all-you-can-eat model in our Master Beef and Anping Grill restaurant outlets and we charge customers a fixed price for dining at our all-you-can-eat restaurants within a stipulated time period which is generally two to three hours.

Our Hong Kong Operating Subsidiaries review the menus of our restaurants and develop new menus quarterly. Our Hong Kong Operating Subsidiaries regularly update our menus with new dishes incorporating seasonal ingredients and experimenting with unique flavors and culinary techniques. Our Hong Kong Operating Subsidiaries charge customers a standard service fee of 10% which will be recognized as our Hong Kong Operating Subsidiaries’ revenue.

Marketing strategies

We aim to promote our business and establish a strong brand identity by adopting different marketing strategies. In terms of advertising and traditional marketing collaterals, we engage in outdoor advertising such as billboards or signage in the buildings that we are leasing for our restaurant outlets. We distribute printed materials at our restaurant outlets or strategic locations that are close by. For social media channels, we actively communicate to our customers in social media platforms such as Facebook and Instagram. We create official brand accounts and share enticing food photos, videos, and updates to engage with our target customers. Social media marketing allows for targeted advertising, influencer collaborations, and interactive campaigns to drive brand awareness and customer engagement. We invite influencers to review our restaurant outlets, create sponsored content, or host influencer events to showcase our menu offerings. In addition, we occasionally form partnerships with other businesses to create cross-promotions, joint events, as well as cross-over products in order to generate further media coverage.

Quality Control

Procurement

●	Quality specifications. Our Operating Subsidiaries establish detailed quality specifications for ingredients and raw materials. These specifications outline the required quality standards, such as freshness, appearance, size, and any specific certifications or standards that the suppliers must meet.

●	Supplier evaluation. Our Operating Subsidiaries have a supplier evaluation process in place to assess the reliability and quality of potential suppliers. This may involve conducting audits, sampling and testing of ingredients, and reviewing documentation such as certificates of analysis or quality assurance from the suppliers.

Storage

●	Proper storage conditions. Our Operating Subsidiaries establish guidelines for proper storage conditions to maintain the quality and safety of ingredients. This may include temperature controls, storage duration limits, and segregation to prevent cross-contamination.

●	First-expires, first-out (“FEFO”). Our Operating Subsidiaries implement a FEFO system to minimize the risk of spoilage, and maintain freshness. The warehouse system is set to be assigned picking according to expiration date.

Production and Service

●	Standardized recipes. Our Hong Kong Operating Subsidiaries develop standardized recipes that outline the required ingredients, quantities, cooking methods, and presentation standards. These recipes help maintain consistency and quality across different outlets.

●	Standard operating procedures (“SOPs”). SOPs provide step-by-step instructions for food preparation, handling, and service. They ensure that staff follows consistent practices, maintain hygiene, and adhere to food safety requirements.

●	Quality inspections. Regular quality inspections are conducted during production and service to ensure compliance with the standards. This may involve visual inspections, taste tests, temperature checks, and adherence to portion control guidelines.

●	Adopting hazard analysis and critical control points (“HACCP”). HACCP is a systematic approach to identify and control potential hazards in food production. It involves identifying critical control points, implementing control measures, and monitoring procedures to ensure food safety. We adopt HACCP throughout all stages of our food preparation in our central kitchen.

●	Adopting ISO 22000 : 2018. ISO 22000 : 2018 is an internationally recognized standard for food safety management systems. It provides a comprehensive framework for implementing and maintaining food safety practices, including risk assessment, communication, and continual improvement. We adopt ISO 22000 : 2018 throughout all stages of our food preparation in our central kitchen.

Intellectual Property

We depend on trademarks to safeguard our proprietary intellectual property rights. As our brand names are crucial to our business, we are dedicated to protecting our intellectual property and, when necessary, submitting trademark applications not only in Hong Kong but also in other jurisdictions to expand the geographical coverage of our trademarks. As at the date of this Annual Report, we have registered trademarks in relation to Master Beef (牛大人) and Anping Grill (安平燒肉) in multiple jurisdictions. The following table illustrates the trademarks we have registered and their details:

Registered Trademark	Jurisdiction	Expiry Date
	Hong Kong	October 20, 2029
	Japan	May 31, 2031
	Republic of Korea	January 20, 2032
	Malaysia	August 14, 2030
	Singapore	August 12, 2030
	Taiwan	March 31, 2031

	Hong Kong	November 15, 2030

	Hong Kong Taiwan	March 19, 2033 August 31, 2032

Employees

As at December 31, 2024, the Operating Subsidiaries had 363 full-time employees. The following table illustrates the number of the Group’s full-time employees categorized by different functions:

Function	Number of full-time employees
Human resources and administration	3

Marketing	7

Production	26

Warehousing	8

Purchasing	8

Project	1

Accounting	11

Restaurant operation (Note)	294

Senior management	5

Total	363

The Operating Subsidiaries enter into employment agreements with their full-time employees that contain standard confidentiality provisions.

Aside from full-time employees, as at December 31, 2024, the Operating Subsidiaries had 176 part-time employees.

The Operating Subsidiaries have not experienced any material labor disputes in the past, and we consider our relations with our employees to be good. As of the date of this Annual Report, none of the Operating Subsidiaries’ employees are represented by a labor union.

Our Awards and Recognition

Since the commencement of operation of our first Master Beef restaurant outlet in 2019, we have received various awards and recognition for our Master Beef and Anping Grill brands from various magazines and websites including Weekend Weekly Magazine, OpenRice website and Dianping website. In particular, we received the “Voted by the Public as Must Eat Restaurant - Must Eat Hotpot (全民公投必吃食店 - 必吃火鍋)” for our Master Beef brand from Weekend Weekly Magazine for five consecutive years from 2020 to 2024. We also received the “OpenRice Best Restaurant Awards - Prestigious Award (優秀開飯熱店大賞 – 至尊餐廳大獎)” and “OpenRice Best Restaurant Awards - Best Hotpot Restaurant Gold Award (優秀開飯熱店大賞 – 最佳火鍋店金獎)” from OpenRice website for our Master Beef brand in 2023. In addition, we were shortlisted in the “Dianping’s Must-eat List (大眾點評必吃榜)” for our Master Beef and Anping Grill brands by Dianping website in 2023.

Furthermore, since 2022, the food safety management system of our central kitchen has been accredited with the ISO 22000 : 2018 certification, whereas the HACCP management system of our central kitchen has been accredited with the ACI - HACCP certification.

Factors of Competition

Innovation and Technology Adoption: Increasing number of market participants are prioritizing both menu innovation and technological advancements to enhance their competitiveness, improve operational efficiency, deliver a superior customer experience, and ultimately drive long-term success in the industry. By developing unique and creative menu items, restaurants can differentiate themselves from competitors. They offer innovative dishes, flavors, or presentation styles to attract new customers and retain the existing customers. In addition, point-of-sale (POS) systems and digital ordering platforms are used to streamline operations, reduce errors, and enhance the customer experience.

Brand Awareness: Brand awareness builds trust and credibility among customers. When people are familiar with a catering brand and have positive associations with it, they are more likely to choose that brand over others. Reputation and trust are particularly important in the catering industry, where customers rely on the quality, reliability, and professionalism of the service provided. The leading market participants have established a strong presence on popular social media platforms like Facebook, Instagram, and Twitter, which creates visually appealing and engaging content that showcases their catering services, menu items, and events.

Quality of Service: In a restaurant, the importance of customer service is on par with delivering consistently high-quality food in a welcoming setting. The attentiveness of the staff and the cleanliness of service are indispensable aspects of running a restaurant. It is crucial for restaurant employees to receive training that equips them to handle various situations, including addressing customer concerns and delivering exceptional service. By providing superior customer service, the overall dining experience is enhanced, leading to the establishment of a strong and reputable image.

Standardized Operational Procedure: Hong Kong is a vibrant and fast-paced city with a high demand for catering services. To meet the needs of a diverse customer base and handle a large volume of orders, catering services providers must have standard operational procedure. This includes efficient processes for food preparation, packaging, transportation, and delivery. The catering services providers who develop a standardized operational process that applies to the daily procurement and management of central kitchens and food factories, as well as the training of new employees, have the competitive edge over other market participants. The use of standard of procedure ensures consistency in food preparation, service, and operational processes across all outlets, and improves efficiency and productivity by establishing clear guidelines and expectations. Moreover, centralized food production reduces costs through bulk purchasing and efficient use of resources and ensures standardized food preparation and presentation across all outlets.

Our Competition

We face competition in Hong Kong’s food and beverage industry in general. Our competitors include both new and well-established hotpot restaurant chains and general restaurant chains. Our main competitors include Cou Cou, Epot, Beef Station and Haidilao for hotpot restaurant chains, and LH Group and Taste Gourmet for general restaurant chains which adopt a similar multi-brand strategy.

We compete on the basis of quality and taste of our food offerings, affordability of our food offerings, dining atmosphere, customer satisfaction, service and restaurant location. In particular, we seek to offer high-quality food at a competitive price through our differentiated pricing strategy. In addition, we believe that our strong presence on social media platforms such as Facebook and Instagram has resulted in high engagement rates, indicating that our marketing efforts have resonated well with our target audience. As at 31 December 2024, we are proud to have over 566,000 members in our membership schemes in aggregate. We believe that the fact that these members make repeat purchases demonstrates their loyalty and satisfaction with our food offerings.

We believe that when compared to our major competitor, we have a more vibrant brand image, a larger fan base, and higher social media presence and engagement, and that this unique positioning sets us apart and gives us a competitive edge in the market.

Overall, our sales and marketing strategy has been effective in building brand awareness, gaining market share, and fostering customer engagement and loyalty. We are confident that our approach surpasses that of our competitors, allowing us to excel in the industry and maintain a strong position in the market. We believe that we are well-positioned to compete effectively with existing and new competitors on the basis of the above factors. However, our competitors may have longer operating histories, greater brand recognition, greater human resources, more capital, better supplier relationships and larger customer bases.

Insurance

For the three years ended December 31, 2022, 2023 and 2024, we mainly maintained insurance policies material to our operations against all property risks, business interruption, public liability and employees’ compensation.

We are of the view that coverage of insurance policies taken out by us is adequate for our operation in all material aspects and is in line with the standard industry practice in Hong Kong. As of the date of this Annual Report, we have not made, or been the subject of, any material insurance claim.

Litigation

From time to time, we may be involved in legal proceedings or may be subject to claims arising in the ordinary course of our business. As at the date of this Annual Report, we have not been nor currently are a party to any ongoing legal proceedings that in the opinion of our management would have a material adverse effect on our business.

Seasonality

We experience seasonal fluctuations in our Operating Subsidiaries’ revenue. In general, our Hong Kong Operating Subsidiaries achieve the highest customer traffic and revenue from our restaurant operations in December due to more customers dining out for hot meals in typically colder weather, and lower customer traffic and revenue from our restaurant operations in September when school reopens after the summer vacation.

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our business operations in Hong Kong. The information provided in this section is for your general information only and should not be construed as a comprehensive summary or detailed analysis of the laws and regulations that are applicable to our business operations.

Laws and Regulations on Our Business Operations in Hong Kong

Our Hong Kong Operating Subsidiaries operate multiple restaurant outlets, a central kitchen and a central warehouse in Hong Kong, which are subject to the following laws and regulations. As of the date of this Annual Report, all of our Hong Kong Operating Subsidiaries have obtained all applicable licenses and/or fulfilled all applicable licensing requirements and are in compliance with the applicable laws and regulations.

Laws and Regulations on the Food Safety and Licensing Requirements for Restaurant and Food Factory Businesses

General restaurant license/ Food factory license

The Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the PHMSO”) provides that any person operating a restaurant in Hong Kong must obtain a general restaurant license from the Food and Environment Hygiene Department (the “FEHD”). Under section 31(1) of the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “FBR”), except under and in accordance with a license granted by the FEHD under the FBR, no person shall carry on or cause, permit or suffer to be carried on any food factory or restaurant business. Before a general restaurant license or food factory license is granted, the FEHD will also consult other governmental departments, such as the Buildings Department and the Fire Services Department to assess the suitability of the premises for use as a restaurant or food factory (as the case may be), and the fulfillment of the Buildings Department’s structural standard and the Fire Services Department’s fire safety requirements will then be considered.

Under section 33C of the FBR, the FEHD may grant a provisional restaurant license or provisional food factory license (as the case may be) to a new applicant who has fulfilled the basic requirements under the FBR but is pending fulfillment of the remaining outstanding requirements for the issue of a full restaurant license or a full food factory license (as the case may be). A provisional restaurant license or provisional food factory license is valid for six months (from and including the date of issue) and can only be renewed once for another six months (from and including the date of renewal) or a lesser period, whereas, a full restaurant license or a full food factory license is typically valid for one year and can be renewed annually, both of which are subject to the payment of the respective prescribed license fees and continuous compliance with the requirements under the relevant laws and regulations.

Under section 35 of the FBR, any person who carries on a restaurant or a food factory business without a valid license shall be liable on summary conviction to a maximum fine of HK$50,000, imprisonment for six months and, HK$900 for each day where the offence is a continuing offence.

All of the restaurant outlets that we operate as of the date of this Annual Report have obtained a general restaurant license and our central kitchen has obtained a food factory license.

Demerit points system

The FEHD operates a penalty system that sanctions food businesses for repeated violation of relevant hygiene and food safety legislations. Under the system:

(i)	if within a period of 12 months, a total of 15 demerit points or more have been registered against a licensee in respect of any licensed premises, the license in respect of such licensed premises will be suspended for seven days (“First Suspension”);

(ii)	if within a period of 12 months from the date of the last offence leading to the First Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be suspended for 14 days (“Second Suspension”); and

(iii)	thereafter, if within a period of 12 months from the date of the last offence leading to the Second Suspension, a total of 15 demerit points or more have been registered against the licensee in respect of the same licensed premises, the license will be cancelled.

Hygiene Manager and Hygiene Supervisor Scheme

To strengthen food safety supervision in licensed food premises, the FEHD has introduced the Hygiene Manager and Hygiene Supervisor Scheme (“Scheme”). Under the Scheme, all large food establishments and food establishments producing high-risk food and general restaurants which accommodate over 100 customers are required to appoint a hygiene manager and a hygiene supervisor; and all other food establishments are required to appoint a hygiene manager or a hygiene supervisor.

Food business operators are required to train up their staff or appoint qualified persons to take up the post of hygiene manager and/or hygiene supervisor. According to “A Guide to Application for Restaurant Licences (April 2025 Edition)” published by the FEHD, one of the criteria for the issuance of a provisional restaurant license or full general restaurant license is the submission of a duly completed nomination form for hygiene manager and/or hygiene supervisor together with a copy of the relevant course certificate(s).

Liquor license

Under section 17(3B) of the Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong) (the “DCO”), where regulations prohibit the sale or supply of any liquor except with a liquor license, no person shall sell, or advertise or expose for sale, or supply, or possess for sale or supply, such liquor except with a liquor license. Any person who intends to operate a business which involves the sale of liquor for consumption at any premises must also obtain a liquor license from the Liquor Licensing Board under the Dutiable Commodities (Liquor) Regulations (Chapter 109B of the Laws of Hong Kong) (the “DCR”) before commencement of such business. Regulation 25A of the DCR prohibits the sale of liquor at any premises for consumption on those premises or at a place of public entertainment or a public occasion for consumption at the place or occasion except with a liquor license. A liquor license will only be issued when the relevant premises have also been issued with a full or provisional restaurant license. Except where exempted, a liquor license will only be valid if the relevant premises remain licensed as a restaurant. Under regulation 20 of the DCR, a liquor license is valid for a period of two years or a lesser period, subject to the continuous compliance with the requirements under the relevant legislations and regulations.

Under section 46 of the DCO, any person who contravenes section 17(3B) of the DCO commits an offence and is liable on conviction to a fine of HK$1,000,000 and to imprisonment for two years.

All of the restaurant outlets that we operate as of the date of this Annual Report have obtained a liquor license.

Laws and Regulations on Environmental Protection

Water pollution control license

Discharges of trade effluents into specific water control zones are subject to the control of EPD under the WPCO. Under section 8(1) of the Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (the “WPCO”), a person who discharges (i) any waste or polluting matter into the waters of Hong Kong in a water control zone; or (ii) any matter into any inland waters in a water control zone which tends (either directly or in combination with other matter which has entered those waters) to impede the proper flow of the water in a manner leading or likely to lead to substantial aggravation of pollution, commits an offence and under section 8(2) of the WPCO, where any such matter is discharged from any premises, the occupier of the premises also commits an offence.

Under section 9(1) of the WPCO, a person who discharges any matter into a communal sewer or communal drain in a water control zone commits an offence and under section 9(2) of the WPCO, where any such matter is discharged into a communal sewer or communal drain in a water control zone from any premises, the occupier of the premises also commits an offence.

Under section 11 of the WPCO, a person who commits an offence under sections 8(1), 8(2), 9(1) or 9(2) of the WPCO is liable to imprisonment for one year and a fine of HK$200,000 for a first offence, imprisonment for two years and a fine of HK$400,000 for a second or subsequent offence and HK$40,000 for each day where the offence is a continuing offence.

However, section 12(1)(b) of the WPCO provides that a person does not commit an offence under sections 8(1), 8(2), 9(1) or 9(2) of the WPCO if the discharge or deposit in question is made under, and in accordance with, a water pollution control license. Under section 15(4) of the WPCO, the Environmental Protection Director of the Hong Kong government (the “EPD”) may grant a water pollution control license on terms and conditions that are relevant to the discharge as he thinks fit, such as the discharge location, provision of wastewater treatment facilities, maximum allowable quantity, effluent standards, self-monitoring requirements and keeping records. Under section 20(5) of the WPCO, a water pollution control license may be granted for a period of not less than two years, subject to payment of the prescribed license fee and continuous compliance with the requirements under the relevant laws and regulations.

Air pollution control approval

Section 30 of the Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (the “APCO”) provides that where it appears to the DEP that any chimney, relevant plant or other machinery or equipment may evolve any air pollutant by reason of (i) unsuitable design, defective construction or lack of maintenance; (ii) excessive wear and tear; (iii) the use of unsuitable fuel or other material; or (iv) improper operation, the DEP may serve a notice on the owner of the premises in which the chimney, relevant plant or other machinery or equipment is found (i) requiring him, within a reasonable time specified in the notice, to modify, replace, clean or repair the chimney, relevant plant or other machinery or equipment specified in the notice or to take the other steps specified in the notice; (ii) requiring him, within a reasonable time specified in the notice, to install control equipment or a control system or additional control equipment or an additional control system specified in the notice; (iii) requiring him, after a reasonable time specified in the notice, to operate the chimney, relevant plant or other machinery or equipment in the manner specified in the notice; (iv) prohibiting him from using or permitting the use in the relevant plant or other machinery or equipment, after a reasonable time specified in the notice, the fuel, or other material, or mixture of fuels, or other materials specified in the notice. Further, under regulation 11 of the Air Pollution Control (Furnaces, Ovens and Chimneys) (Installation and Alteration) Regulations (Chapter 311A of the Laws of Hong Kong) (the “APCR”), no occupier shall carry out or cause or permit to be carried out any work in relation to the installation, alteration or modification of any furnace, oven, chimney or flue on his premises unless approval in respect of all the plans and specifications of the same is obtained in accordance with the relevant regulations.

Under section 30(2) of the APCO, any owner who fails, without reasonable excuse, to comply with any of the requirements of a notice duly served upon him under section 30(1) of the APCO commits an offence and is liable to a fine of HK$100,000 on conviction for a first offence and HK$200,000 and imprisonment for six months for a second or subsequent offence and in addition, if the offence is a continuing offence, to a fine of HK$20,000 for each day during which it is proved to the satisfaction of the court that the offence has continued.

Under regulation 12 of the APCR, an occupier who contravenes regulation 11 of the APCR shall be guilty of an offence and shall be liable on conviction to a fine of HK$50,000 and, in addition, shall be liable to a fine of HK$500 for each day during which the offence has continued.

Product Eco-responsibility Ordinance

The Product Eco-responsibility Ordinance (Chapter 603 of the Laws of Hong Kong) (the “PEO”) and its subsidiary legislation, among others, prohibit the manufacture, supply or display of certain plastic products.

Under section 68 of the PEO, a person must not, in the course of the supplier’s business, supply to another person certain disposable tableware made of non-EPS plastic, including but not limited to, straw, stirrer, cutlery, plate, cup, and food container unless it is, or forms part of the packaging of any unprepared food or drinks or prepared food or drink that is not ready for immediate consumption or any other exceptions as stipulated in section 68(2) of the PEO. Under sections 69, 70 and 72 of the PEO, a person must also not supply the aforementioned disposable tableware at the time of providing a dine-in or catering service, or takeaway service, nor display any such products, or information relating to such products, to potential customers of the products for the purpose of providing or distributing the products to such potential customers.

Under section 73 of the PEO, a person who contravenes section 68(1), 69(1) or 70(1) of the PEO commits an offence and is liable on conviction to a fine of HK$100,000. It is, however, a defense to establish that the relevant person exercised due diligence to avoiding committing the offence. If the DEP has reason to believe that a person is committing or has committed an offence under section 73(1) of the PEO, he may give the person a notice in the specified form offering the person an opportunity to discharge the person’s liability for the offence by paying a fixed penalty of HK$2,000 within 21 days after the date on which the notice is given.

Laws and Regulations on Employment

Mandatory Provident Fund Schemes Ordinance

Under section 7 of the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), every employer of an employee aged between 18 and 65, must take all practicable steps to ensure that the employee becomes a member of a registered scheme within the permitted period, which is currently 60 days from the day on which employment commences. Section 7A of the MPFSO further provides that an employer and its employee are both each required to contribute to the relevant registered scheme an amount determined in accordance with MPFSO, which is currently 5% of the employee’s monthly relevant income, as mandatory contributions. Schedule 3 of the MPFSO provides that the maximum level of relevant income for contribution purposes is HK$30,000 per month. Under section 43B of the MPFSO, an employer, without reasonable excuse, fails to comply with a requirement imposed on employers by section 7 commits an offence and is liable on conviction to a fine of HK$350,000 and to imprisonment for three years.

Employment Ordinance

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”) provides for, amongst other things, the protection of the wages of employees, to regulate general conditions of employment, and for matters connected therewith.

Section 25 of the EO provides that where a contract of employment is terminated any sum due to the employee shall be paid to him as soon as is practicable and in any case not later than seven days after the day of termination. Under section 63C of the EO, any employer willfully and without reasonable excuse contravenes section 25 of the EO, he commits an offence and is liable to maximum fine of HK$350,000 and to imprisonment for three years.

Section 25A of the EO also provides that if any wages or any sum referred to in section 25(2)(a) of the EO are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Under 63CA of the EO, any employer who wilfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a maximum fine of HK$10,000.

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a statutory minimum wage at an hourly rate for every employee employed under the EO. The statutory minimum wage is currently HK$42.1 per hour with effect from May 1, 2025. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the MWO is void.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) provides for the payment of compensation to employees who are injured in the course of their employment, it establishes a no-fault, non-contributory employee compensation system for work injuries sustained by employees as a result of an accident arising out of and in the course of employment or in respect of occupational diseases specified in the ECO suffered by the employees.

Under section 5 of the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay for the compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, under section 32 of the ECO, an employee who suffers incapacity or dies arising from an occupational disease and is due to the nature of any employment in which the employee was employed at any time within the prescribed period immediately preceding such incapacity or death, the employee is entitled to receive the same compensation as that payable to employees injured in occupational accidents.

Further, section 40(1) of the ECO provides that no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the ECO. Under section 40(2) of the ECO, an employer who contravenes section 40(1) commits an offence and is liable on conviction upon indictment to a fine of HK$100,000 and imprisonment for two years and on summary conviction to a fine of HK$100,000 and imprisonment for one year.

Factories and Industrial Undertakings Ordinance

Under section 2 of the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”), an industrial undertaking includes the preparation of food for consumption and sale on the premises where it is prepared. Section 6A of the FIUO provides that it is the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by the proprietor at the industrial undertaking. The matters to which such duty extends include (i) the provision and maintenance of plant and systems of work that are, so far as is reasonably practicable, safe and without risks to health, (ii) arrangements for ensuring, so far as is reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage and transport of articles and substances, (iii) the provision of such information, instruction, training and supervision as is necessary to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by the proprietor at the industrial undertaking, (iv) so far as is reasonably practicable as regards any part of the industrial undertaking under the proprietor’s control, the maintenance of it in a condition that is safe and without risks to health and the provision and maintenance of means of access to and egress from it that are safe and without such risks, and (v) the provision and maintenance of a working environment for all persons employed by the proprietor at the industrial undertaking that is, so far as is reasonably practicable, safe, and without risks to health.

Under sections 6A(3) and 6A(4) of the FIUO, a proprietor of an industrial undertaking who contravenes this section commits an offence and is liable on summary conviction to a fine of HK$3,000,000; or on conviction on indictment to a fine of HK$10,000,000; and a proprietor of an industrial undertaking who contravenes this section willfully and without reasonable excuse commits an offence and is liable on summary conviction to a fine of HK $3,000,000 and to imprisonment for six months; or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years.

Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations

Regulation 5(1) of the Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong) (the “FIU(F)R”) provides that proprietor of every notifiable workplace (which generally includes restaurants and food factories) shall maintain in good condition and free from obstruction every doorway, stairway and passageway within the workplace which affords a means of escape from the workplace in case of fire. Under regulation 14(5) of the FIU(F)R, the proprietor of any notifiable workplace who contravenes regulation 5(1) without reasonable excuse commits an offence and is liable on conviction to a fine of HK$400,000 and to imprisonment for six months.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”) regulates the duty of which an occupier of premises owes to his visitors in respect of dangers due to the state of the premises or to things done or omitted to be done on them. It imposes a common law duty of care on an occupier of a premise to exercise reasonable care of the premise in all circumstances so as to ensure that his visitors will be reasonably safe in using the premise for the purpose for which he is invited or permitted by the occupier to be there.

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) ensures the safety and health of persons when they are at work. Section 6 of the OSHO provides that every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by way of: (i) providing and maintaining plant and work systems that are safe and without risk to health; (ii) making arrangements for ensuring safety and the absence of risks to health in connection with the use, handling, storage and transport of plants and substances; (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health; (iv) providing and maintaining safe access to and egress from the workplaces; and (v) providing and maintaining a work environment that is safe and without risk to health.

Under sections 6(3) and (4) of the OSHO, an employer who fails to comply with the above provisions commits an offence and is liable on summary conviction to a fine of HK$3,000,000 or on conviction on indictment to a fine of HK$10,000,000; and an employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for six months or on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years.

Under section 9(1) of the OSHO, the Commissioner for Labour may serve an improvement notice on an employer, or an occupier of premises where a workplace is located if the employer or occupier is contravening the OSHO, or has contravened in circumstances that make it likely that the contravention will be continued or repeated.

Other Regulations Related to Our Business Operations

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) applies to every business in Hong Kong. Section 5 of the BRO provides that every person carrying on any business must register with the Inland Revenue Department is required to obtain a business registration certificate within one month of the commencement of business. Under section 12 of the BRO, a valid business registration certificate or branch registration certificate is also required to be displayed at the place of business to which the certificate relates.

Under section 15 of the BRO, any person who fails to make any application as required under section 5 or fails to display a valid business registration certificate or a valid branch registration certificate as required under section 12 shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Inland Revenue Ordinance

Section 14 of the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) provides that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Schedule 8B of the IRO sets out the two-tiered rates of profits tax imposed on corporations from the year of assessment commencing on or after April 1, 2018. Corporations are subject to profits tax rates of rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. A “data user” is defined as any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data. Non-compliance with any of the Data Protection Principles may result in a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy and prevent any recurrence of the contravention. The six Data Protection Principles are as follows:

(i)	Principle 1 – purpose and manner of collection of personal data;
(ii)	Principle 2 – accuracy and duration of retention of personal data;
(iii)	Principle 3 – use of personal data;
(iv)	Principle 4 – security of personal data;
(v)	Principle 5 – information to be generally available; and
(vi)	Principle 6 – access to personal data.

The PDPO also grants individuals who are the subjects of personal data (“Data Subjects”) certain rights, including but not limited to the following: (i) the right to be informed by a data user whether the data user holds personal data of which the individual is the Data Subject;; (ii) if the data user holds such data, to be supplied with a copy of such data; and (iii) subject to sections 22(1A) and 22(2) of the PDPO, the right to request data user(s) to make necessary correction to such data.

Under the PDPO, certain conduct amounts to a criminal offense. Such conduct includes but is not limited to: (i) the misuse or inappropriate use of personal data in direct marketing activities; (ii) non-compliance with a data access request; and (iii) the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

Competition Ordinance

The Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “ComO”) prohibits conducts that prevent, restrict or distort competition in Hong Kong and prohibits mergers that substantially lessen competition in Hong Kong.

The first conduct rule under the ComO which has the meaning given by section 6 of the ComO, states that an undertaking must not make or give effect to an agreement, engage in a concerted practice, or as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The second conduct rule which has the meaning given by section 21 of the ComO, states that an undertaking that has a substantial degree of market power in a market must not abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. The merger rule which has the meaning given by section 3 of the ComO, states that an undertaking must not, directly or indirectly, carry out a merger that has, or is likely to have, the effect of substantially lessening competition in Hong Kong. The Merger Rule, however, only applies to mergers involving telecommunications carrier licensees.

Upon breach of the above rules, the Competition Tribunal may impose pecuniary penalty, director disqualifications, and prohibition, damage and other orders against the offenders.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”) prohibits unfair trade practices deployed against consumers. Section 2 of the TDO defines a trade description in relation to goods to mean an indication of, among others, quantity, composition, fitness for purpose, strength, performance, or accuracy of any goods, and in relation to services, an indication of, among others, nature, scope, quantity, standard, quality, value or grade of any services. Under section 7, any person who in the course of any trade or business applies a false trade description to any goods or supplies or offers to supply any goods to which a false trade description is applied commits an offence. Similarly, under section 7A, trader who applies a false trade description to a service supplied or offered to be supplied to a consumer or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (i) is a misleading omission, (ii) is aggressive, (iii) constitutes bait advertising, (iv) constitutes a bait and switch, or (v) constitutes wrongly accepting payment for a product commits an offence respectively.

Under section 18 of the TDO, a person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine of HK$100,000 and to imprisonment for two years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2024 refer to the year ended December 31, 2024, all references to 2023 refer to the year ended December 31, 2023 and all references to 2022 refer to the year ended December 31, 2022.

OVERVIEW

We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. As of the date of this Annual Report, we, through our Hong Kong Operating Subsidiaries, operate 12 restaurant outlets under our Master Beef and Anping Grill brands. Our mission is to serve quality and value-for-money Taiwanese cuisine to our customers. Our Group’s revenue is primarily generated from the Hong Kong Operating Subsidiaries’ operation of our Master Beef and Anping Grill restaurant outlets in Hong Kong. According to the Frost & Sullivan Report, in 2023, our Master Beef brand ranked first among the specialty hotpot restaurant chain brands and Taiwanese hotpot restaurant chain brands in Hong Kong in terms of revenue, and our Group comprising our Master Beef and Anping Grill brands ranked first in the overall Taiwanese cuisine market in Hong Kong with a market share of approximately 9.7% in terms of revenue.

We first established our semi-self-service hotpot brand “Master Beef Taiwanese Hotpot All You Can Eat” (or “Master Beef”) in 2019 and subsequently expanded during the COVID-19 pandemic period and established multiple brands, namely Anping Grill, Chubby Bento, Chubby Noodles and Bao Pot, diversifying its operations into Taiwanese grill, Taiwanese bento, Taiwanese noodles and Taiwanese stone pot. To streamline the corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties. Immediately prior to the disposal, we were operating three Chubby Bento outlets, two Chubby Noodles outlets and one Bao Pot outlet in Hong Kong.

Results of Operations

For the years ended December 31, 2024, 2023 and 2022, our Group’s revenue amounted to approximately HK$504.0 million (approximately US$64.9 million), HK$532.3 million and HK$456.7 million, respectively. We recorded a profit of approximately HK$32.9 million (approximately US$4.2 million) for the year ended December 31, 2024 as compared to a loss of approximately HK$37.4 million for the year ended December 31, 2023. We recorded a profit of approximately HK$33.4 million for the year ended December 31, 2022.

Profit for the year ended December 31, 2024 was primarily attributable to (i) a one-time gain on disposal of subsidiaries of approximately HK$58.7 million arising from the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets on May 14, 2024; (ii) the absence of impairment loss in respect of assets held for sale of approximately HK$23.5 million in 2024 compared to that in 2023; which are off-set by (iii) the listing expenses of approximately HK$8.4 million in 2024 and (iv) the impairment of property, plant and equipment and right-of-use assets of approximately HK$9.6 million of certain underperformed restaurant outlets in 2024.

Key Factors Affecting the Results of Our Group’s Operations

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed ‘‘Risk Factors’’ and those set out below:

Macroeconomic Conditions

Macroeconomic factors could affect the disposable income and spending power of our customers and the ability of our suppliers to remain in business to support our business. Under stronger economic conditions, consumers tend to allocate higher spending to food outside their homes. During weaker economies, consumers tend to be more cautious and rational on spending on dining out. When the COVID-19 pandemic was at its peak, our Hong Kong Operating Subsidiaries recorded lower revenue due to reduced customer traffic, shortened operating hours, occupancy restrictions, and temporary closures of our restaurant outlets. In mid-2022, our operating results started to recover with the improvement in the public health conditions and the easing of social distancing measures. In 2023, customer traffic further improved due to the opening of new restaurant outlets and the further easing of social distancing measures.

If inflation or other factors were to significantly increase our business costs, our Operating Subsidiaries may be unable to pass through price increases to their customers. Our Operating Subsidiaries are impacted by inflationary increases in wages, benefits and other costs. If they are not able to pass increased wage and other costs resulting from inflation onto the clients our profitability may decline. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by the customers without resulting in any change to their visit frequencies or spending patterns.

Customer Demand for Quality Taiwanese Cuisine and Related Products

Our results of operations have been and will continue to be influenced by consumer spending on Taiwanese cuisine and related products, especially for Taiwanese hotpot, which is largely affected by the continuous improvements in living standards and Taiwanese food consumption behavior in Hong Kong. As a result of economic growth, Hong Kong has experienced an increase in per capita disposable income, which drives the growth in Hong Kong’s Taiwanese food market. Our Operating Subsidiaries have in the past benefitted from the growth of the industry, and we believe that the macro-economy in Hong Kong and its growth will continue to drive the growth of the Taiwanese food market as well as our business. However, the growth of the Chinese economy and the Taiwanese food market may slow down in the future due to factors beyond our control.

Customer demand is also affected by a number of other factors, including product quality, safety, product innovation and customer experience. As an iconic hotpot brand in Hong Kong, we believe that our strong brand values, popular and high-quality products, competitive pricing, and ability to innovate and adapt to changing customer preferences position us well to grow in Hong Kong’s restaurant chain market.

Our Ability to Grow Our Customer Base and Drive Customer Engagement

Our Operating Subsidiaries’ revenue growth depends largely on our ability to grow our customer base and drive customer engagement, including through our brands’ membership schemes. The number of our members increased by approximately 20.5% from approximately 437,000 members as at December 31, 2022 to approximately 526,000 members as at December 31, 2023. As at 31 December 2024, after the disposal of the Disposal Group, our brands’ membership schemes had an aggregate of approximately 566,000 members. Our Operating Subsidiaries focus on promoting our homegrown brands, showcasing their signature soup bases and food products while constantly innovating their menus, and offering an enjoyable customer experience in our restaurant outlets.

Efficient Restaurant Operations

We have historically focused on driving high revenue growth through expansion. Our Operating Subsidiaries costs and expenses primarily consist of food, payroll and employee benefits, occupancy, and other operating expenses. Going forward, as we work to continue to expand our Group’s restaurant outlet network, our Operating Subsidiaries’ profitability will largely depend on our ability to effectively control these expenses by implementing various measures such as leveraging our scale to negotiate more favorable supply and occupancy terms, increasing our staff’s efficiency, and implementing technology to further automate and streamline our operations. In the long run, we expect our restaurant outlet level operating costs as a percentage of our revenues will continue to decrease.

Seasonality

We experience seasonal fluctuations in our Hong Kong Operating Subsidiaries’ revenue. In general, our Hong Kong Operating Subsidiaries achieved the highest customer traffic and revenue from our restaurant operations in December due to more customers dining out for hot meals in typically colder weather, and lower customer traffic and spending in September when school reopens after the summer vacation.

Key Performance Indicators

In assessing the performance of our business, our management team also considers a variety of other key performance indicators. Such other key performance indicators include average spending per customer, average seat turnover rate, total customer visits, and average daily revenue per restaurant.

We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information. The following table sets forth our key performance indicators for the years presented:

	For the years ended December 31,
	2024	2023	2022

Approximate average spending per customer(1) (HK$)	265.1	265.9	265.7
Approximate average seat turnover rate(2) (times/day)	1.7	2.0	2.0
Approximate total customer visits	1,773,000	1,931,000	1,636,000
Approximate average daily revenue per restaurant(3) (HK$)	93,000	105,000	119,000

Notes:

(1) Calculated by dividing catering income generated from restaurant operations (excluding takeaway orders) for the corresponding year by total customers served for the corresponding year. Chubby Bento and Chubby Noodles restaurants adopted the self-service business model for dine-in service, and therefore we use the number of boxes of bento or bowls of noodles sold as a proxy for the total customers served at the Chubby Bento and Chubby Noodles restaurants for the years.

(2) Calculated by dividing the total number of customers served for the corresponding year by the product of the total restaurant operation days and the average seat count during the corresponding year.

(3) Calculated by dividing the catering income generated from restaurant operation (excluding takeaway orders) for the corresponding year by the total restaurant operation days of the corresponding year.

RESULTS OF OPERATIONS

Description and Analysis of Principal Components of Our Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as percentages of our revenue. This information should be read together with our consolidated financial statements and related notes included elsewhere in this Annual Report. The following discussion is based on our Company’s historical results of operations and may not be indicative of our Company’s future operating performance.

Results of Operations

	For the years ended December 31,
	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Revenue	64,880,911	503,975,453	532,286,102	456,688,173
Other income and gains	331,569	2,575,532	1,191,524	14,298,873
Raw materials and consumables used	(20,973,950)	(162,919,358)	(173,923,946)	(161,065,896)
Depreciation of property, plant and equipment	(4,382,102)	(34,038,855)	(35,795,951)	(28,240,965)
Amortisation of right-of-use assets	(5,736,843)	(44,562,079)	(48,467,296)	(40,333,356)
Staff costs	(21,831,082)	(169,577,298)	(177,874,361)	(129,820,119)
Utilities expenses	(2,463,179)	(19,133,238)	(19,896,742)	(15,377,862)
Impairment of property, plant and equipment	(585,679)	(4,549,381)	-	-
	(645,375)	(5,013,080)	-	-
Impairment loss in respect of assets held for sale			(23,545,499)	-
Gain on disposal of subsidiaries	7,554,144	58,678,325	-	-
Other expenses	(10,251,566)	(79,631,075)	(72,312,851)	(50,757,421)
Finance costs	(1,311,945)	(10,190,795)	(11,449,103)	(7,601,725)
Profit/(loss) before tax	4,584,903	35,614,151	(29,788,123)	37,789,702
Income tax expenses	(349,358)	(2,713,707)	(7,657,988)	(4,380,349)
Profit/(loss) for the year	4,235,545	32,900,444	(37,446,111)	33,409,353
Other comprehensive loss that may be reclassified subsequently to profit or loss in subsequent periods:
- Exchange difference on translation of foreign operation	(3,608)	(28,025)	(3,475)	(12,827)
Total comprehensive income/(loss) for the year	4,231,937	32,872,419	(37,449,586)	33,396,526

Profit/(loss) per share attributable to owners of the Company
Earnings per share
- Basic	0.33	2.56	(3,745)	3,340
- Diluted	0.33	2.56	(3,745)	3,340

Comparison of the Year Ended December 31, 2024 and Year Ended December 31, 2023

Revenue

We primarily derived our revenue from the provision of catering services at our Master Beef and Anping Grill restaurant outlets in Hong Kong through our Hong Kong Operating Subsidiaries during the year ended December 31, 2024 and 2023. The following table sets out the breakdown of our Hong Kong Operating Subsidiaries’ revenue for the periods indicated:

	For the years ended December 31,
	2024		2023
	US$	HK$	HK$

Revenue from contract with customers within the scope of IFRS 15
Catering income
- Master Beef	51,219,178	397,855,205	425,061,901
- Anping Grill	8,113,491	63,023,166	73,967,729
- Chubby Bento and Chubby Noodles	1,819,119	14,130,373	28,758,389
- Bao Pot	397,093	3,084,496	3,991,021
	61,548,881	478,093,240	531,779,040
Sales of goods	1,555,571	12,083,213	507,062
Management fee income	1,776,459	13,799,000	-

Total Revenue	64,880,911	503,975,453	532,286,102

Our total revenue decreased by approximately HK$28.3 million or 5.3% from approximately HK$532.3 million for the year ended December 31, 2023 to approximately HK$504.0 million (approximately US$64.9 million) for the year ended December 31, 2024. The decrease in total revenue was mainly due to (i) a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets, as a result of the slow economic recovery in Hong Kong, the northbound spending trend from Hong Kong to cities on mainland China proximate to the Hong Kong border, and the shift in local consumption habits among local customers and (ii) the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the income derived from the sales of food ingredients and the provision of human resource management services to related parties.

Other Income and Gains

Our other income and gains primarily comprise interest income, government grants and sundry income. Our other income and gains increased by approximately HK$1.4 million or 116.2% from approximately HK$1.2 million for the year ended December 31, 2023 to approximately HK$2.6 million (approximately US$0.3 million) for the year ended December 31, 2024. The increase in other income and gains was primarily attributable to the increase in interest income, the subsidies granted by an electricity supplier to replace electrical equipment with more energy efficient models, the rental income derived from the sublease of a restaurant outlet to related parties operating the Chubby Bento restaurant outlets after the Disposal, and sundry income generated from sales at a pop-up brand promotion event in Hong Kong.

Raw Materials and Consumables Used

Our raw materials and consumables used mainly represent the cost of our food ingredients and beverages and other consumables used in our operations. Our raw materials and consumables used decreased by approximately HK$11.0 million or 6.3% from approximately HK$173.9 million for the year ended December 31, 2023 to approximately HK$162.9 million (approximately US$21.0 million) for the year ended December 31, 2024, primarily attributable to the decrease in food ingredients and beverage items and other consumables purchased and consumed driven by a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets for the reasons explained above and the stringent cost management measures implemented by our management on the combination of food ingredients to lower the costs, which was partially offset by the increase in unit prices of certain major food ingredients and beverages used from year to year. As a percentage of revenue, raw materials and consumables used decreased to approximately 32.3% in the year ended December 31, 2024 as compared to approximately 32.7% in the year ended December 31, 2023. The decrease in such costs as a percentage of revenue was primarily driven by the decrease in raw materials and consumables used by 6.3% and the decrease in catering income by 5.3% due to a decline in customer visits at our Master Beef and Anping Grill restaurant outlets from year to year.

Depreciation of Property, Plant and Equipment

Our depreciation of property, plant and equipment decreased by approximately HK$1.8 million or 4.9% from approximately HK$35.8 million for the year ended December 31, 2023 to approximately HK$34.0 million (approximately US$4.4 million) for the year ended December 31, 2024, primarily attributable to the reduction in property, plant and equipment as a result of the transfer of property, plant and equipment in Chubby Bento and Bao Pot restaurant outlets to assets of disposal group classified as held for sale since December 2023, which was partially offset by the additions of property, plant and equipment as a result of the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023. As a percentage of revenue, depreciation of property, plant and equipment remained stable and slightly increased to approximately 6.8% in the year ended December 31, 2024 as compared to approximately 6.7% in the year ended December 31, 2023. The slight increase is largely driven by the decrease in depreciation of property, plant and equipment by 4.9% and the decrease in catering income by 5.3% from year to year.

Amortization of Right-of-use Assets

Our amortization of right-of-use assets decreased by approximately HK$3.9 million or 8.1% from approximately HK$48.5 million for year ended December 31, 2023 to approximately HK$44.6 million (approximately US$5.7 million) for the year ended December 31, 2024, primarily attributable to a decrease in lease arrangements for lease assets as a result of the transfer of the lease arrangements related to Chubby Bento and Bao Pot restaurant outlets to assets of disposal group classified as held for sale since December 2023, which was partially offset by the additions in lease arrangements for lease assets in relation to the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023. As a percentage of revenue, amortization of right-of-use assets decreased slightly to approximately 8.8% in the year ended December 31, 2024 as compared to approximately 9.1% in the year ended December 31, 2023. The decrease is largely driven by the decrease in amortization of right-of-use assets by 8.1% and the decrease in catering income by 5.3% from year to year.

Staff Costs

Our staff costs decreased by approximately HK$8.3 million or 4.7% from approximately HK$177.9 million for the year ended December 31, 2023 to approximately HK$169.6 million (approximately US$21.8 million) for the year ended December 31, 2024, primarily attributable to the decrease in the number of full-time and part-time employee as our management continued to implement stringent cost management measures to cope with the slow economic recovery in Hong Kong, which was partially offset by the increase in the average staff wage of our full-time from year to year. As a percentage of revenue, staff costs increased slightly to approximately 33.6% in the year ended December 31, 2024, as compared to approximately 33.4% in the year ended December 31, 2023. The increase in staff costs as a percentage of revenue was primarily driven by the combined effect of the decrease in the number of our staff, which was partially offset by the increase in average staff wage of our full-time staff and the decrease in catering income from year to year.

Utilities Expenses

Our utilities expenses decreased by approximately HK$0.8 million or 3.8% from approximately HK$19.9 million for the year ended December 31, 2023 to approximately HK$19.1 million (approximately US$2.5 million) for the year ended December 31, 2024, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023 and two new restaurant outlets (including two Chubby Noodles restaurants) in January 2024. As a percentage of revenue, utilities expenses increased slightly to approximately 3.8 % in the year ended December 31, 2024 as compared to approximately 3.7% in the year ended December 31, 2023. The increase in utilities expenses as a percentage of revenue was primarily driven by the decrease in catering income from year to year.

Impairment Loss in respect of Assets Held for Sale

We recorded an impairment loss in respect of assets held for sale of approximately HK$23.5 million for the year ended December 31, 2023, primarily attributable to the loss on the underperforming Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets of which our Board resolved to dispose in December 2023. We did not record any impairment loss in respect of assets held for sale for the year ended December 31, 2024.

Impairment of Property, Plant and Equipment and Right-of-use Assets

We recorded an impairment of property, plant and equipment of approximately HK$4.5 million and an impairment of right-of-use assets of approximately HK$5.0 million for the year ended December 31, 2024, primarily attributable to the impairment on the relevant non-current assets of the underperforming restaurant outlets. No impairment of property, plant and equipment and impairment of right-of-use assets was recorded for the year ended December 31, 2023.

Gain on Disposal of Subsidiaries

We recorded a gain on disposal of subsidiaries of approximately HK$58.7 million for the year ended December 31, 2024, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties on May 14, 2024.

Other Expenses

Our other expenses increased by approximately HK$7.3 million or 10.1% from approximately HK$72.3 million for the year ended December 31, 2023 to approximately HK$79.6 million (approximately US$10.3 million) for the year ended December 31, 2024, primarily due to the listing expenses incurred for the initial public offering of the Company’s shares.

Finance Costs

Our finance costs decreased by approximately HK$1.3 million or 11.0% from approximately HK$11.4 million for the year ended December 31, 2023 to approximately HK$10.2 million (approximately US$1.3 million) for the year ended December 31, 2024, primarily due to the decrease in interest on bank loans and loans from related companies.

Profit/(loss)before Tax

As a result of the foregoing, we recorded a profit before tax of approximately HK$35.6 million (approximately US$4.6 million) for the year ended December 31, 2024 and a loss before tax of approximately HK$29.8 million for the year ended December 31, 2023.

Income Tax Expenses

Our income tax expenses decreased by approximately HK$4.9 million or 64.6% from approximately HK$7.7 million for the year ended December 31, 2023 to approximately HK$2.7 million (approximately US$0.3 million) for the year ended December 31, 2024, primarily due to the due to the tax impact arising from the movements in deferred tax.

Profit/(loss) for the Year

As a result of the foregoing, we recorded a net profit of approximately HK$32.9 million (approximately US$4.2 million) for the year ended December 31, 2024 and a net loss of approximately HK$37.4 million for the year ended December 31, 2023.

Comparison of the Years Ended December 31, 2023 and 2022

Revenue

We primarily derived our revenue from the provision of catering services at our Master Beef and Anping Grill restaurant outlets in Hong Kong through our Hong Kong Operating Subsidiaries during the years ended December 31, 2023 and 2022. The following table sets out the breakdown of our Hong Kong Operating Subsidiaries’ revenue for the periods indicated:

	For the years ended December 31,
	2023		2022
	US$	HK$	HK$

Revenue from contract with customers within the scope of IFRS 15
Catering income
- Master Beef	54,419,068	425,061,901	373,771,323
- Anping Grill	9,469,809	73,967,729	65,257,787
- Chubby Bento	3,681,828	28,758,389	16,131,288
- Bao Pot	510,955	3,991,021	-
	68,081,660	531,779,040	455,160,398

Sales of goods	64,917	507,062	644,775
Management fee income	-	-	883,000

Total Revenue	68,146,577	532,286,102	456,688,173

Our total revenue increased by approximately HK$75.6 million or 16.6% from approximately HK$456.7 million for the year ended December 31, 2022 to approximately HK$532.3 million (approximately US$68.1 million) for the year ended December 31, 2023. The increase was mainly due to the increase in catering income driven by the increase in customer visits as a result of the recovery from lower customer traffic experienced during the pandemic and the opening of four new restaurant outlets (including one Master Beef restaurant, one Anping Grill restaurant, one Chubby Bento restaurant and one Bao Pot restaurant) in 2023.

Other Income and Gains

Our other income and gains primarily comprise interest income, government grants and sundry income. Our other income and gains decreased by approximately HK$13.1 million or 91.7% from approximately HK$14.3 million for the year ended December 31, 2022 to approximately HK$1.2 million (approximately US$0.2 million) for the year ended December 31, 2023. Such decrease in other income and gains was primarily attributable to the government subsidies of approximately HK$12.3 million granted from the Catering Business Subsidy Scheme under the Anti-epidemic Fund of the Hong Kong government for the year ended December 31, 2022 and the cessation of such subsidy scheme after the sixth round of the Anti-epidemic Fund disbursed in the first half of 2022.

Raw Materials and Consumables Used

Our raw materials and consumables used represent the cost of our food ingredients and beverages and other consumables used in our operations. Our raw materials and consumables used increased by approximately HK$12.9 million or 8.0%, from approximately HK$161.1 million for the year ended December 31, 2022 to approximately HK$173.9 million (approximately US$22.3 million) for the year ended December 31, 2023, primarily attributable to the increase in food ingredients and beverage items and other consumables purchased and consumed driven by the increase in customer visits as a result of the recovery from lower customer traffic experienced during the pandemic and the opening of four new restaurant outlets in 2023. As a percentage of revenue, raw materials and consumables used decreased to 32.7% in the year ended December 31, 2023 compared to 35.3% in the year ended December 31, 2022. The decrease in such costs as a percentage of revenue was primarily driven by the increases in the catering income and management’s efforts to increase purchasing power on food ingredients.

Depreciation of Property, Plant and Equipment

Our depreciation of property, plant and equipment increased by approximately HK$7.6 million or 26.8%, from approximately HK$28.2 million for the year ended December 31, 2022 to approximately HK$35.8 million (approximately US$4.6 million) for the year ended December 31, 2023, primarily attributable to the additional renovation costs of our central kitchen and warehouse and our existing and new restaurant outlets opened in the year ended December 31, 2023. As a percentage of revenue, depreciation of property, plant and equipment increased to 6.7% in the year ended December 31, 2023 compared to 6.2% in the year ended December 31, 2022. The change is largely driven by the increased depreciation attributable to the additional renovation costs of our central kitchen and warehouse, and our existing and new restaurant outlets opened in the year ended December 31, 2023, which is partially offset by the increase in the catering income from year to year.

Amortization of Right-of-use Assets

Our amortization of right-of-use assets increased by approximately HK$8.2 million or 20.2%, from approximately HK$40.3 million for the year ended December 31, 2022 to approximately HK$48.5 million (approximately US$6.2 million) for the year ended December 31, 2023, primarily attributable to the additional lease arrangements for lease assets in relation to our central kitchen and warehouse and our new restaurant outlets opened in the year ended December 31, 2023. As a percentage of revenue, amortization of right-of-use assets increased to 9.1% in the year ended December 31, 2023 compared to 8.8% in the year ended December 31, 2022. The change is largely driven by the increased amortization attributable to the additional lease arrangements for lease assets in relation to our central kitchen and warehouse and our new restaurant outlets opened in the year ended December 31, 2023, which is partially offset by the increase in the catering income from year to year.

Staff Costs

Our staff costs increased by approximately HK$48.1 million or 37.0%, from approximately HK$129.8 million for the year ended December 31, 2022 to approximately HK$177.9 million (approximately US$22.8 million) for the year ended December 31, 2023, primarily attributable to the increase in the number of our full-time employees by approximately 25.8% from 299 as at December 31, 2022 to 376 as at December 31, 2023 as a result of the opening of four new restaurant outlets and the resumption of full operation of our existing restaurant outlets in the post-COVID-19 period, the increase in average staff wage of our full-time and part-time staff. As a percentage of revenue, staff costs increased to 33.4% in the year ended December 31, 2023 compared to 28.4% in the year ended December 31, 2022. The increase in staff costs as a percentage of revenue was primarily driven by added staff costs for new restaurant outlets without commensurate increases in sales volume for those new restaurant outlets yet relative to sales volume at other more established restaurant outlets.

Utilities Expenses

Our utilities expenses increased by approximately HK$4.5 million or 29.4%, from approximately HK$15.4 million for the year ended December 31, 2022 to approximately HK$19.9 million (approximately US$2.5 million) for the year ended December 31, 2023, primarily attributable to the opening of four new restaurant outlets, the expansion of our central kitchen and warehouse and the resumption of full operation of our existing restaurant outlets in the post-COVID-19 period. As a percentage of revenue, utilities expenses increased to 3.7% in the year ended December 31, 2023 compared to 3.4% in the year ended December 31, 2022. The increase in utilities expenses as a percentage of revenue was primarily driven by utilities expenses for new restaurant outlets without commensurate increases in sales volume for those new restaurant outlets yet relative to sales volume at other more established restaurant outlets.

Impairment Loss in respect of Assets Held for Sale

We recorded an impairment loss in respect of assets held for sale of approximately HK$23.5 million (approximately US$3.0 million) for the year ended December 31, 2023, primarily attributable to the loss on the underperforming Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets, of which our Board resolved to dispose in December 2023. We did not record any impairment loss in respect of assets held for sale for the year ended December 31, 2022.

Other Expenses

Our other expenses increased by approximately HK$21.5 million or 42.5% from approximately HK$50.8 million for the year ended December 31, 2022 to approximately HK$72.3 million (approximately US$9.3 million) for the year ended December 31, 2023, primarily due to the writing-off of property, plant and equipment of approximately HK$6.7 million as a result of the termination of a warehouse tenancy agreement and malfunction of plant and machinery and office equipment, the absence of COVID-19-related rent concessions of approximately HK$3.3 million, and the increase in insurance expenses, building management fees and air-conditioning fees in relation to the opening of four new restaurant outlets and as a result of the resumption of full operation of our existing restaurant outlets in the post-COVID-19 period.

Finance Costs

Our finance costs increased by approximately HK$3.8 million or 50.6% from approximately HK$7.6 million for the year ended December 31, 2022 to approximately HK$11.4 million (approximately US$1.5 million) for the year ended December 31, 2023, primarily due to the increase in interest on bank loans and lease liabilities.

(Loss)/profit before Tax

As a result of the foregoing, we recorded a loss before tax of approximately HK$29.8 million (approximately US$3.8 million) for the year ended December 31, 2023 and a profit before tax of approximately HK$37.8 million for the year ended December 31, 2022.

Income Tax Expenses

Our income tax expenses increased by approximately HK$3.3 million or 74.8% from approximately HK$4.4 million for the year ended December 31, 2022 to approximately HK$7.7 million (approximately US$1.0 million) for the year ended December 31, 2023, primarily due to the tax impact arising from the movements in deferred tax.

(Loss)/profit for the Year

As a result of the foregoing, we recorded a net loss of approximately HK$37.4 million (approximately US$4.8 million) for the year ended December 31, 2023 and a net profit of approximately HK$33.4 million for the year ended December 31, 2022.

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from banks and other financial institutions to our Company. Apart from its cash and cash equivalents, our Group currently does not have any material unused sources of liquid assets. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, the net proceeds from our IPO and other equity and debt financings as and when appropriate.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures, repayment of bank loan and loans from related parties, and contractual obligations mainly with respect to operating leases of our restaurant outlets, central kitchen and warehouse. We expect to make future payments on existing leases from cash generated from operations.

The maturity profile of the Group’s financial liabilities at the end of the reporting period, based on the contracted undiscounted payments, was repayable on demand. The following table details the Group’s remaining contractual maturity for its financial liabilities as at December 31, 2024. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2024

Bank loans	10,013,806	40,055,223	28,845,729	78,914,758
Loans from related companies	16,802,118	24,606,150	5,379,624	46,787,892
Amounts due to directors	42,573,611	-	-	42,573,611
Amounts due to a related company	165,724	-	-	165,724
Lease liabilities	41,371,011	38,337,962	-	79,708,973
Trade payables	16,657,404	-	-	16,657,404
Other payables	5,740,176	-	-	5,740,176

	133,323,850	102,999,335	34,225,353	270,548,538

US$	17,163,877	13,259,953	4,406,112	34,829,942

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including its current level of cash and cash generated from, including but not limited to, its operations.

The following table sets forth our assets, liabilities and shareholders’ equity/(deficit) as at December 31, 2024 and December 31, 2023 in:

	As at December 31,		As at December 31,
	2024	2024	2023
	US$(1)	HK$	HK$

Cash and cash equivalents	15,105,631	117,336,010	146,213,744
Working capital	(4,677,394)	(36,332,594)	(86,962,097)
Total assets	39,691,930	308,315,006	393,079,731
Total liabilities	36,017,295	279,771,542	397,467,176
Total shareholders’ equity/(deficit)	3,674,635	28,543,464	(4,387,445)

Note:

(1) Calculated at the rate of US$1 = HK$7.7677, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at December 31, 2024

Cash Flows

The following table summarizes our cash flows for the fiscal years ended December 31, 2024, 2023 and 2022:

	Years ended December 31,
	2024	2024	2023	2022
	US$(1)	HK$	HK$	HK$
Cash and cash equivalents as at beginning of the year	18,823,300	146,213,744	196,296,774	64,615,723
Operating activities
Net income/(loss)	4,584,903	35,614,151	(29,788,123)	37,789,702
Non-cash adjustments	5,087,700	39,519,735	125,444,050	76,148,210
Changes in operating assets and liabilities	(713,409)	(5,541,551)	(4,749,185)	30,768,521
Interest received	87,852	682,409	515,980	28,253
Income tax paid	(1,301,358)	(10,108,560)	(7,598,311)	(3,716,079)
Net cash generated from operating activities	7,745,688	60,166,184	83,824,411	141,018,607
Net cash used in investing activities	(1,568,218)	(12,181,442)	(44,450,865)	(32,289,213)
Net cash (used)/generated from financing activities	(9,891,531)	(76,834,451)	(81,568,286)	22,964,489
Net change in cash and cash equivalents	(3,714,061)	(28,849,709)	(42,194,740)	131,693,883
Effect of foreign exchange rate changes	(3,608)	(28,025)	(3,475)	(12,832)
Bank balances and cash transfer to assets classified as held for sale	-	-	(7,884,815)	-
Cash and cash equivalents as at end of the year	15,105,631	117,336,010	146,213,744	196,296,774

Notes:

(1)	Calculated at the rate of US$1 = HK$7.7677, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at December 31, 2024.

Cash Flow from Operating Activities

For the year ended December 31, 2024, the Group had net cash generated from operating activities of approximately HK$60.2 million, primarily attributable to (i) profit before tax of approximately HK$35.6 million, (ii) adjustment for depreciation of property, plant and equipment of approximately HK$34.0 million, (iii) adjustment for amortization of right-of-use assets of approximately HK$44.6 million, (iv) adjustment for impairment of property, plant and equipment of approximately HK$4.5 million, (v) adjustment for impairment of right-of-use assets of approximately HK$5.0 million, and (vi) changes in accruals and other payables of approximately HK$8.7 million, partially offset by (i) adjustment for gain on disposal of subsidiaries of approximately HK$58.7 million, and (ii) income tax paid of approximately HK$10.1million.

For the year ended December 31, 2023, the Group had net cash generated from operating activities of approximately HK$83.8 million, primarily attributable to (i) adjustment for depreciation of property, plant and equipment of approximately HK$35.8 million, and (ii) adjustment for amortization of right-of-use assets of approximately HK$48.5 million, partially offset by (i) loss before tax of approximately HK$29.8 million, (ii) changes in trade receivables of approximately HK$5.1 million, (iii) changes in deposits, prepayments and other receivables of approximately HK$5.7 million, and (iv) adjustment for income tax paid of approximately HK$7.6 million.

For the year ended December 31, 2022, the Group had net cash generated from operating activities of approximately HK$141.0 million, primarily attributable to (i) profit before tax of approximately HK$37.8 million, (ii) adjustment for depreciation of property, plant and equipment of approximately HK$28.2 million, (iii) adjustment for amortization of right-of-use assets of approximately HK$40.3 million, and (iv) changes in amounts due to directors of approximately HK$18.8 million, partially offset by adjustment for income tax paid of approximately HK$3.7 million.

Cash Flow from Investing Activities

For the year ended December 31, 2024, the Group had net cash used in investing activities of approximately HK$12.2 million, primarily attributable to investments made in leasehold improvements for renovation of our restaurant outlets of approximately HK$12.0 million.

For the year ended December 31, 2023, the Group had net cash used in investing activities of approximately HK$44.5 million, primarily attributable to investments made in leasehold improvements for renovation of our restaurant outlets.

For the year ended December 31, 2022, the Group had net cash used in investing activities of approximately HK$32.3 million, primarily attributable to investments made in leasehold improvements for renovation of our restaurant outlets.

Cash Flow from Financing Activities

For the year ended December 31, 2024, the Group had net cash used in financing activities of approximately HK$76.8 million, primarily attributable to (i) repayment of principal portion of loans from related companies of approximately HK$10.2 million, (ii) repayment of principal portion of bank loans of approximately HK$7.6 million and (iii) repayment of principal portion of lease liabilities of approximately HK$48.9 million.

For the year ended December 31, 2023, the Group had net cash used in financing activities of approximately HK$81.6 million, primarily attributable to (i) repayment of principal portion of loans from related companies of approximately HK$14.0 million, and (ii) repayment of principal portion of lease liabilities of approximately HK$47.7 million.

For the year ended December 31, 2022, the Group had net cash generated from financing activities of approximately HK$23.0 million, primarily attributable to proceeds from bank loans of approximately HK$86.4 million, partially offset by (i) repayment of principal portion of loans from related companies of approximately HK$14.1 million, and (ii) repayment of principal portion of lease liabilities of approximately HK$38.5 million.

Deposits, Prepayments and Other Receivables

The following table sets forth our deposits, prepayments and other receivables as at December 31, 2024 and 2023:

	As at December 31,
	2024	2024	2023
	US$	HK$	HK$

Deposits – non-current	1,403,072	10,898,645	10,893,489
Deposits – current	1,617,547	12,564,617	12,091,760
Prepayments	698,852	5,428,473	3,438,446
Other receivables	903	7,017	44,552
Total	3,720,374	28,898,752	26,468,247

We have non-current deposits of approximately HK$10.9 million (approximately US$1.4 million) and approximately HK$10.9 million as at December 31, 2024 and December 31, 2023, respectively. Our non-current deposits primarily consisted of deposits, including but not limited to, rental deposits, management fee deposits and air conditioning deposits, of our restaurant outlets given that the remaining tenancy period of these restaurant outlets was more than one year as at December 31, 2024.

Our current deposits increased by approximately HK$0.5 million or 3.9% from approximately HK$12.1 million as at December 31, 2023 to approximately HK$12.6 million (approximately US$1.6 million) as at December 31, 2024, primarily due to the abovementioned reclassification of the non-current deposits, including but not limited to rental deposits, service charges deposits and air conditioning deposits, of certain restaurant outlets to current deposits given that their remaining tenancy periods were less than one year as at December 31, 2024.

Our prepayments increased by approximately HK$2.0 million or 57.9% from approximately HK$3.4 million as at December 31, 2023 to approximately HK$5.4 million (approximately US$0.7 million) as at December 31, 2024, primarily due to the prepayment for listing expenses including the legal and professional fees for the different parties involved in the process of initial public offering of the Group and the prepaid monthly rental expenses for certain restaurant outlets.

Our other receivables as at December 31, 2024 and 2023 remained stable.

Inventories

The following table sets forth our inventories as at December 31, 2024 and 2023:

	As at December 31,
	2024	2024	2023
	US$	HK$	HK$

Food and beverage and other operating items for restaurant operations	2,619,967	20,351,116	25,790,715

Our inventories for restaurant operations decreased by approximately HK$5.4 million or 21.1% from approximately HK$25.8 million as at December 31, 2023 to approximately HK$20.4 million (approximately US$2.6 million) as at December 31, 2024, primarily due to the management’s continuous implementation of prudent quality control and inventory management measures.

Trade Payables, Accruals and Other Payables

The following table sets forth our trade payables, accruals and other payables as at December 31, 2024 and 2023:

	As at December 31,
	2024	2024	2023
	US$	HK$	HK$

Trade payables	2,144,381	16,656,904	16,198,249
Accruals	2,489,214	19,335,471	17,913,415
Other payables	738,980	5,740,176	5,342,137
Total	5,372,575	41,732,551	39,453,801

We have trade payables of approximately HK$16.7 million (approximately US$2.1 million) and HK$16.2 million as at December 31, 2024 and December 31, 2023, respectively. Our trade payables primarily comprised of amounts due to our suppliers for purchase of food ingredients.

 Our accruals increased by approximately HK$1.4 million or 7.9% from approximately HK$17.9 million as at December 31, 2023 to approximately HK$19.3 million (approximately US$2.5 million) as at December 31, 2024, primarily due to audit fee accrued for professional services rendered by our principal auditors for the audit of our annual financial statements for the year ended December 31, 2024.

Our other payables for restaurant operations increased by approximately HK$0.4 million or 7.5% from approximately HK$5.3 million as at December 31, 2023 to approximately HK$5.7 million (approximately US$0.7 million) as at December 31, 2024, primarily due to the other payables related to customer loyalty programmes, which is partially offset by the subsequent settlement of other payables in relation to the design and renovation costs of our Master Beef and Anping Grill restaurant outlets opened in the fourth quarter of 2023.

Capital Expenditures and Commitments

Our capital expenditures during the year ended December 31, 2024 and 2023 represent the addition to our property, plant and equipment. For the year ended December 31, 2024 and 2023, we incurred capital expenditures of approximately HK$12.0 million (approximately US$1.5 million) and HK$44.5 million, respectively, primarily used for the leasehold improvements for renovation of our restaurant outlets and central kitchen.

Our capital expenditures during the years ended December 31, 2023 and 2022 represent the addition to our property, plant and equipment. For the years ended December 31, 2023 and 2022, we incurred capital expenditures of approximately HK$44.5 million (approximately US$5.7 million) and HK$32.5 million, respectively, primarily used for the leasehold improvements for renovation of our restaurant outlets.

As at December 31, 2024 and 2023, we had no material capital commitments.

Related Party Transactions

For further information on our related party transactions during the years ended December 31, 2024, 2023 and 2022, please refer to the section headed “Item 4. Information on the Company – Related Party Transactions.”

CRITICAL ACCOUNTING ESTIMATES

Our financial statements and accompanying notes have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2.5 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the useful lives for property, plant and, assumptions used in assessing right-of-use assets, and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Annual Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition

Under IFRS 15, we recognize our revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same. Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the group’s performance as the group performs;
●	the group’s performance creates and enhances an asset that the customer controls as the group performs; or
●	the group’s performance does not create an asset with an alternative use to the group and the group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service. A contract liability represents the group’s obligation to transfer goods or services to a customer for which the group has received consideration (or an amount of consideration is due) from the customer.

Catering income

Revenue from restaurant operation is recognized at the point in time when the catering services to the customers are completed.

Sales of goods

Revenue from the sale of goods is recognized at the point in time when control of the asset is transferred to the customer.

Management fee income

We provide consultancy and management services to customers. Revenue from providing services is recognized in the accounting period in which the services are rendered. The control of the services is transferred to the customer when the customer simultaneously receives and consumes the benefits of the services as our Group performs, therefore, revenue is recognized progressively over time.

Interest income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Property, plant and equipment

Our management determines the estimated useful lives and the related depreciation charge for our property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Our management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

Impairment of long-lived assets

Our Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, our Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, our Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Once an impairment is determined, the actual impairment recognized is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The carrying amount of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flows from such asset or asset group are less than its carrying amount. In that event, a loss is recorded in “Impairment of long-lived assets” on our Statements of Operations and Comprehensive Income (Loss) based on the amount by which the carrying amount exceeds the fair value of the long-lived asset or asset group. Fair value, using the income approach, is determined primarily using a discounted cash flow model that uses the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Fair value, utilizing the cost approach, is determined based on the replacement cost of the asset reduced for, among other things, depreciation and obsolescence. Fair value, utilizing the market approach, benchmarks the fair value against the carrying amount.

Provisions

Provisions are recognized when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognized is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

Trade and other payables

Trade and other payables are initially measured at amortized cost, using effective interest method.

Liquidity Risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Impact of Inflation

Our Operating Subsidiaries are impacted by inflationary increases in wages, benefits and other costs. If inflation or other factors were to significantly increase our Operating Subsidiaries’ business costs, they may be unable to pass through price increases to their customers. If our Operating Subsidiaries are not able to pass increased wage and other costs resulting from inflation onto their clients our profitability may decline. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our Operating Subsidiaries customers without resulting in any change to their visit frequencies or spending patterns.

Seasonality

We experience seasonal fluctuations in our Hong Kong Operating Subsidiaries’ revenue. In general, our Hong Kong Operating Subsidiaries achieved the highest customer traffic and revenue from our restaurant operations in December due to more customers dining out for hot meals in typically colder weather, and lower customer traffic and spending in September when school reopens after the summer vacation.

Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our exposure to the risk of changes in market interest rates relates primarily to our long-term bank loans with floating interest rates.

As at December 31, 2024 and 2023, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase our profit after tax by approximately HK$594,000 (approximately US$76,000) and HK$372,000 (2022: approximately HK$1,096,000).

Credit Risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to our Company, as and when they fall due. As our Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables presented on the consolidated statements of financial position. Our Company has no other financial assets which carry significant exposure to credit risk.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our functional currency and presentation currency is the Hong Kong dollar, and almost all of our Operating Subsidiaries’ revenues and other expenses are denominated in Hong Kong dollar currency.

Economic and Political Risk

Our operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Asia, as well as the general state of the economy in the region may influence our Company’s business, financial condition and results of operations.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2.2 to the consolidated financial statements, “Application of amendments to IFRS”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

Directors, Director Nominees, and Executive Officers

The following table sets forth the names, ages and positions of our Board and Executive Officers and a description of the business experience of each of them:

Name	Age	Position
Oi Wai Chau	32	Executive Director
Oi Yee Chau	29	Executive Director
Tsz Kiu So	33	Executive Director
Ka Chun Lam	32	Chief Executive Officer
Shing Yan Lee	34	Chief Operating Officer
Yin Yam Lam	39	Chief Financial Officer
Lok Ming Leung	52	Independent Director
Man Fai Danny Liu	55	Independent Director
Hiu Wa Chan	45	Independent Director
Chung Fan Cheng	44	Independent Director

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

Board of Directors and Executive Officers

Oi Wai Chau (“Ms. K Chau”) has over 10 years of experience in the food and beverage industry and has been serving as a managing director of the Group since 2019, where she has successfully expanded the Group into multiple brands and implemented comprehensive strategies that have led to increased revenue and profitability. Ms. K Chau builds and develops the Group’s brand identity and oversees the entire marketing function, brand management, business development, public relations and cooperation of the Group. Ms. K Chau is also responsible for managing the daily operations and providing corrective feedback while managing different teams across various departments, including project development, restaurant operations, and marketing, to ensure seamless coordination and collaboration. In 2019, Ms. K Chau co-founded “Holy Meat”, a butcher retailing brand, and she implemented business strategies and monitored and coordinated workflows to optimize resources from 2019 to 2020 when she served as its managing director. From 2015 to 2020, Ms. K Chau was the managing director of Siu Lam Management Limited, a company that operates “Siulam BBQ” barbecue site, where she managed the purchasing, sales, marketing, customer account operations and budgeting and has successfully rebranded Siulam BBQ into a well-known barbecue site in Hong Kong by developing an all-encompassing marketing approach to boost visibility and appeal to a broader range of customers. Since 2014, Ms. K Chau has been a director of Whitehead Management Limited, a company that operates “Whitehead BBQ” barbecue site in Hong Kong, where she established the barbecue site from scratch and was involved in site design, recruitment, management of operational workflow, marketing campaigns and generating sales. Ms. K Chau received her bachelor’s degree in advertising and public relations from Edith Cowan University in Australia. Ms. K Chau is the elder sister of Ms. Oi Yee Chau and the spouse of Mr. Ka Chun Lam.

Oi Yee Chau (“Ms. E Chau”) has 6 years of experience in the food and beverage industry. Ms. E Chau joined our Group in 2019 and has been responsible for overseeing the Group’s accounts, preparing statutory financial statements for entities under the Group, and analyzing and interpreting financial data to improve management reporting system and financial performance. Since 2018, Ms. E Chau has also been a director of Ocean First Container Storage Limited, a container warehouse operator in Hong Kong which provides self-storage services, where she is responsible for leading and managing a team of professionals across different departments, implementing efficient system to ensure smooth operations, and monitoring internal control processes. From April 2016 to July 2017, Ms. E Chau was a passenger service officer at Hong Kong Airport Services Limited, a full-service ground handling service provider in Hong Kong, where she was responsible for providing passenger reception and check-in services to passengers. Ms. E Chau received her bachelor’s degree in business, majoring in tourism and hospitality management and event management from Edith Cowan University in Australia. Ms. E Chau is the younger sister of Ms. K Chau.

Tsz Kiu So (“Ms. So”) has over 10 years of experience in the food and beverage industry and hospitality management. Since 2019, she has been a managing director of the Group where she has successfully established and launched the Group’s restaurant business from scratch. Ms. So builds and develops the Group’s brand identity and oversees the entire supply chain, menu offerings and logistics pipelines to ensure smooth operations at all Group outlets. Ms. So is also responsible for managing different teams across various departments, including culinary, outlet operations, and marketing, to ensure seamless coordination and collaboration. In 2019, Ms. So co-founded “Holy Meat”, a butcher retailing brand, and she oversaw all aspects of the butcher retail operations, including procurement, inventory management, product quality control, and customer service during the brand’s operation in 2019 to 2020. From 2015 to 2021, Ms. So was a director of Siu Lam Management Limited, a company that operates “Siulam BBQ” barbecue site in Hong Kong, where she managed the entire operations ,maintaining quality standards, and addressing any compliance and operational challenges. Ms. So has also been a director of Whitehead Management Limited, a company that operates “Whitehead BBQ” barbecue site in Hong Kong since March 2014, where she was responsible for developing the infrastructure, setting up the operational process, and subsequently managing the operations of the barbecue site. Ms. So received her bachelor’s degree in advertising and public relations from Edith Cowan University in Australia.

Ka Chun Lam (“Mr. R Lam”) has 5 years of experience in the food and beverage industry and has been a managing director of the Group since 2019, where he oversees the Group’s restaurant operations, supply chain management, human resources and administration function. He is also responsible for strategic planning, brand management, business development, and system building of the Group. Prior to that, Mr. R Lam gained experience of strategic sourcing in the magnetic recording heads industry, working as a buyer at SAE Magnetics Limited in Hong Kong from 2018 to 2019. Mr. R Lam has successfully developed strategies and aligned resources to grow the Group’s business through expanding the Group’s restaurant network and market presence, while achieving operational efficiency optimization and enhancing customer engagement and satisfaction and data analytics capabilities. Mr. R Lam received his bachelor of business administration in global supply chain management degree from the Hong Kong Polytechnic University in Hong Kong. Mr. R Lam is the spouse of Ms. Oi Wai Chau.

Shing Yan Lee (“Mr. Lee”) has over 10 years of hospitality management experience and has been a managing director of the Group since 2019. In this role, Mr. Lee heads the purchasing department and is responsible for the smooth operation of the Group’s central kitchen and warehouse. He is also involved in driving the Group’s brand development initiatives and leading the purchasing department to keep up with the Group’s development progress. Previously, from 2015 to 2018, Mr. Lee was a business development director of Popmach (Asia) Company Limited, where he led market expansion efforts in Hong Kong and Kuala Lumpur. Prior to that, Mr. Lee gained experience in the hospitality industry, working as a guest service officer at Royal View Hotel in Hong Kong from 2014 to 2015, and as a housekeeping supervisor at Cable Beach Club Resort and Spa in Broome, Australia from 2013 to 2014, as well as at Metro Group & Assoc. Pty Ltd in Perth, Australia from 2011 to 2013. Mr. Lee received his bachelor’s degree in hospitality management from Edith Cowan University in Australia. Mr. Lee is the spouse of Ms. Tsz Kiu So.

Yin Yam Lam (“Mr. B Lam”) is our Chief Financial Officer since March 31, 2025. Mr. B Lam has over 15 years of experience in the audit, accounting and finance industry. From June 2015 to February 2025, Mr. B Lam held managerial positions including but not limited to the financial controller and the finance manager of several Hong Kong listed companies, where he was responsible for, among others, leading or supervising the accounting and finance function, managing the financial reporting of the listed companies, liaising with external auditors for periodic review and audit, and handling other company secretarial matters. From November 2009 to June 2015, Mr. B Lam worked in Ernst & Young in Hong Kong and his last position was manager in the assurance department, where he was responsible for managing audit engagements of listed companies. Mr. B Lam has been registered as a certified public accountant of the Hong Kong Institute of Certified Public Accountants since March 2013. Mr. B Lam received his bachelor of business administration in professional accountancy degree from the Chinese University of Hong Kong in Hong Kong.

Non-Employee Directors

Lok Ming Leung (“Mr. Leung”) has served as an independent Director since March 2025. Mr. Leung has over 25 years of experience in the accounting industry. He has been the founding partner and director of Union Alpha CPA Limited, an accounting firm in Hong Kong, since March 2002, where he is responsible for overseeing the firm’s corporate services and advisory, international taxation, and cross-border transaction. Prior to that, Mr. Leung served as a business analyst at Chesterton Petty Limited (currently known as Knight Frank Petty Limited), a surveyors’ firm, from September 1998 to July 2001; and from July 1993 to September 1998, he was a senior manager at an accounting firm in Hong Kong. Mr. Leung has been qualified as certified public accountant of the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants) since January 2000, a fellow member of the Association of Chartered Certified Accountants in the United Kingdom since May 2002 and a certified tax advisor (currently known as chartered tax adviser) of the Taxation of Institute of Hong Kong since May 2010. Mr. Leung also holds a bachelor of laws degree conferred by the Peking University in the PRC.

Man Fai Danny Liu (“Mr. Liu”) has served as an independent Director since March 2025. Mr. Liu has over 30 years of experience in finance and accounting. He is and has been the executive director and chief financial officer of Fill Easy Limited, a company that provides data analytics services across the Greater Bay Area in China and the Asia Pacific region, since June 2023. From June 2022 to May 2023, Mr. Liu was a director at Provident Governance Services Limited, a company that provides professional compliance and secretarial services, where he was involved in various assignments relating to SPAC acquisition due diligence review, ESG review and reporting, as well as green financing initiatives. Prior to that, Mr. Liu was the executive director of Brilliant Light Group (formerly known as Elixir International Limited), an information communication technology company that was previously under Melco International Development Ltd (SEHK:0200), where he was responsible for all legal, accounting, administration and IT functions of the company. From March 2009 to June 2010, Mr. Liu was the chief financial officer of Melco China Resorts (Holding) Limited (TSX:MCG) (currently known as Mountain China Resorts Holding Limited), a company engaged in the development and operation of ski mountain resorts and provision of hotel services with real estate development in China, where he was responsible for providing strategic leadership in steering and managing the financial discipline of the company. Prior to that, Mr. Liu was a regional finance director – Asia Pacific at Plantronics, Inc. (NYSE:POLY) (formerly known as Polycom, Inc.), an electronics company, from December 2004 to September 2006, and a finance controller responsible for the Asia Pacific region at Oracle Corporation (NYSE:ORCL) (formerly known as Sun Microsystems, Inc.), a technology and software company, from January 1999 to November 2004. Mr. Liu has been qualified as a member of the Institute of Chartered Accountants in England and Wales since December 1994, and a fellow member of the Hong Kong Certified Public Accountants since February 2005. Mr. Liu received his master of business administration degree from the University of Hong Kong, and his bachelor of economics and statistics degree with first class honors from the University of Southampton in the United Kingdom.

Hiu Wa Chan (“Ms. Chan”) has served as an independent Director since March 2025. Ms. Chan has over 20 years of experience in accounting. She is and has been the audit senior of Jerroms Business Solutions Limited, an accounting firm in the United Kingdom, since October 2023, where she is responsible for planning, carrying out, and identifying risk areas and finalizing all areas of audit assignments. Prior to that, Ms. Chan was a business analyst manager at the Hong Kong office of KPMG from July 2014 to July 2023, where she was responsible for deploying the globalized audit application to Asia Pacific member firms and providing regional day-to-day support to different stakeholders in adopting the application efficiently and effectively. From November 2012 to June 2014, Ms. Chan was an audit manager at C.K. Lo & Company, CPA, and from November 2011 to October 2012, she was an audit manager at Junius C.T. Lung & Co., CPA, where she provided quality audit service too small to medium-sized clients to comply with statutory reporting and tax filing purpose. Ms. Chan has been qualified as a member of the Hong Kong Institution of Certified Public Accountants since February 2012, and a member of the Association of Chartered Certified Accountants since July 2007. Ms. Chan received her bachelor of arts in accountancy degree from the Hong Kong Polytechnic University in Hong Kong.

Chung Fan Cheng (“Mr. Cheng”) has served as an independent Director since March 2025. Mr. Cheng has over 15 years of experience in business operations and investment management, and he also has experience acting as a director for listed companies in the U.S. and Hong Kong. Mr. Cheng is and has been the chief operations officer in Asia for Learning Jungle Singapore Pte. Ltd., a global provider of quality educational childcare, since August 2024, where he spearheads the group’s Asia strategic development and business operations and oversees corporate-owned and franchisee school operations in Asia markets. Prior to that, Mr. Cheng was the chief investment officer at BlueTop Group Limited, an education services company, where he headed the group’s global strategic development predominantly in the United Arab Emirates, Singapore, mainland China, and Hong Kong for expansion and investment opportunities. From February 2022 to August 2023, Mr. Cheng was a member of the board of directors and the chairman of the compensation committee of Genesis Unicorn Capital Corp. (NASDAQ:GENQ/ESGL), a special purpose acquisition company, in which he helped to identify and formalize the management team, raising US$75 million in capital for acquisition. Mr. Cheng has also been a non-executive director of Tsui Wah Holdings Limited (SEHK:1314), which is engaged in the operation of restaurant chains in Hong Kong, mainland China, and internationally, since November 2016. From September 2017 to September 2018, Mr. Cheng was the managing director of Sail Global Capital Limited, a financial service company that provides consultancy services to companies seeking capital and expansion opportunities. From September 2016 to August 2017, Mr. Cheng was a director and responsible officer of Hao Tian International Securities Limited, a subsidiary of Aceso Life Science Group Limited (formerly known as Hao Tian Development Group Limited) (SEHK:474), a company that provides securities, asset management, wealth management and financing advisory services. From April 2013 to September 2016, Mr. Cheng was an assistant vice president at KGI Asia Limited, a subsidiary of KGI Financial Holding Co., Ltd. (formerly known as China Development Financial Limited) (TPSE:2883), a company that provides wealth management, brokerage, fixed income, and asset management services in Asia. Prior to that, Mr. Cheng was also an assistant vice president at Sun Hung Kai Private Limited, a subsidiary of Sun Hung Kai & Co. Limited (SEHK:86) that provides private wealth advisory services for family offices, high net worth individuals and hedge funds, from January 2012 to November 2012, and an assistant vice president at Biocarbon Capital (Hong Kong) Limited, an investment advisory company, from July 2009 to August 2011. Mr. Cheng received his master of science in engineering enterprise management degree from the Hong Kong University of Science and Technology, and his bachelor of applied science in electrical engineering degree with first class honors from Queen’s University in Kingston, Canada.

Family Relationships

Oi Wai Chau, an executive director of the Company, is the elder sister of Oi Yee Chau, also an executive director of the Company, and the spouse of Ka Chun Lam, the chief executive officer of the Company. Tsz Kiu So, an executive director of the Company, is the spouse of Shing Yan Lee, the chief operating officer of the Company. Save as disclosed, none of our Directors, or Executive Officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation of Executive Directors and Executive Officers

The following table set forth the summary compensation of our Executive Officers and Executive Directors for the financial years ended December 31, 2024, 2023 and 2022:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$)	Bonus (HK$)

Oi Wai Chau, Executive Director	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00
	2022	697,870.97	180,000.00

Oi Yee Chau, Executive Director	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00
	2022	581,559.14	150,000.00

Tsz Kiu So, Executive Director	2024	908,852.00	80,000.00
	2023	960,000.00	320,000.00
	2022	677,225.67	180,000.00

Ka Chun Lam, Chief Executive Officer	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00
	2022	581,559.14	150,000.00

Shing Yan Lee, Chief Operating Officer	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00
	2022	581,559.14	150,000.00

Yin Yam Lam, Chief Financial Officer (1)	2024	-	-
	2023	-	-
	2022	-	-

(1) Appointment as Chief Financial Officer was effective March 31, 2025.

Directors’ Agreements

Each of our Directors has entered into a director’s agreement with our Company effective March 2025. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will automatically renew for successive one-year terms subject to termination by either party to the agreement upon 60 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding shares entitled to vote.

Under the directors’ agreements, the initial annual director fees that are payable to our independent Directors are HK$200,000 to each of Lok Ming Leung, Man Fai Danny Liu, Hiu Wa Chan and Chung Fan Cheng. Such director fees are payable in cash on a monthly basis.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by our Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiary that provides for benefits upon termination of employment.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our Directors or Executive Officers has, during the past 10 years, been involved in any legal proceedings as described in subparagraph (f) of Item 401 of Regulation S-K.

Composition of Board of Directors

Our Board consists of seven directors, comprising three executive directors and four independent directors. There is no shareholding qualification for directors. A director may vote with respect to any contract, proposed contract, or arrangement that he or she may have a material interest in, providing that appropriate disclosures were made to the board of directors in accordance with our Memorandum and Articles of Association, such director should also always take into account his or her duties as a Director. Subject to our Memorandum and Articles of Association, a Director may exercise all the powers of our Company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party.

Our Board has determined that none of our independent Directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these Directors is “independent” as that term is defined under the rules of Nasdaq.

Indemnification Agreements

We have entered into indemnification agreements with each of our executive directors, executive officers and independent directors (collectively, the “Indemnification Agreements”). Under the Indemnification Agreements, the Company has agreed to indemnify each of our executive directors, executive officers and independent directors against certain liabilities and expenses that they may incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Diversity

We seek to achieve Board diversity through the consideration of a number of factors when selecting the candidates to our Board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural and educational background, ethnicity and length of service. The ultimate decision regarding the appointment will be based on merit and the contribution that the selected candidates will bring to our Board.

Our directors have a balanced mix of knowledge and skills. We have four independent directors with different industry backgrounds, representing a majority of the members of our Board. Our Board is well balanced and diversified in alignment with our business development and strategy.

While we do not have a formal policy regarding Board diversity, our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting Board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among Board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Board Diversity Matrix

Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	3	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Status as a Controlled Company and Foreign Private Issuer

We are not required to comply with certain corporate governance requirements as a “controlled company”, and as a “foreign private issuer” as defined by the SEC, we are also permitted to follow home country corporate governance practices in lieu of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we will follow many of the corporate governance listing requirements of Nasdaq on a purely voluntary basis, we may elect to follow certain home country corporate governance practices in lieu of the certain corporate governance standards of Nasdaq that are applicable to U.S. domestic issuers. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. As of the date of this Annual Report, the Company does not intend to rely upon any home country requirements afforded to a “controlled company”, but may elect to do so in the future. However, following our home country governance practices may provide less protection than is accorded to investors under Nasdaq Listing Rules applicable to domestic issuers.

However, there are certain Nasdaq Listing Rules that we must comply with, for instance, Nasdaq’s notification of non-compliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have a written charter for our audit committee specifying the authority and responsibilities required by Exchange Act Rule 10A-3 and requiring that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

We shall take all necessary actions to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the Nasdaq Listing Rules.

Because we are a foreign private issuer, our Directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as a director (unless the company permits him to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our Board effective as of March 2025. The Board may also establish other committees from time to time to assist our Company and the Board. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter will be available on our website at https://masterbeef.hk. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Lok Ming Leung, Man Fai Danny Liu and Hiu Wa Chan, all of whom are Independent Directors, serve on the audit committee, which is chaired by Man Fai Danny Liu. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Man Fai Danny Liu as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

Amendment to audit committee charter. Effective April 11, 2025, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”) pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resilient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact on our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into Board governance.

Compensation committee

Lok Ming Leung, Hiu Wa Chan and Chung Fan Cheng, all of whom are Independent Directors, serve on the compensation committee, which is chaired by Hiu Wa Chan. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other Executive Officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

The Compensation Committee Charter also provides the members of the Compensation Committee with authorization and authority to carry out the duties and responsibilities associated with our Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with U.S. securities laws, including the disclosure required by the applicable SEC filings.

Nomination committee

Lok Ming Leung, Man Fai Danny Liu and Hiu Wa Chan, all of whom are Independent Directors, serve on the nomination committee, which is chaired by Hiu Wa Chan. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Corporate Governance

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our Directors, Executive Officers and employees. Such code of business conduct and ethics requires all our Directors, Executive Officers and employees to avoid any action or position where their own interests may conflict, or appear to conflict, with the interests of the Company.

Insider Trading Policies

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Our Board has adopted an insider trading policy that allows insiders to sell securities of our Company pursuant to pre-arranged trading plans.

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose the compensation paid to our Executive Officers on an individual basis and we have not otherwise disclosed this information elsewhere.

Outstanding Equity Awards at Fiscal Year-End

We have not yet adopted any incentive plans, cash incentive or performance-based compensation programs, and have not granted any equity awards to our Directors or Executive Officers during the years ended December 31, 2024, 2023 and 2022.

Compensation Recovery Policy

As required pursuant to the listing standards of the Nasdaq Listing Rules, Rule 10D under the Exchange Act and Rule 10D-1 under the Exchange Act, the Compensation Committee of the Board of Directors has adopted a compensation recovery policy, also known as a clawback policy (the “Compensation Recovery Policy”). The Compensation Recover Policy comes into play in the event that the Company is required to restate its financial statements for any fiscal year, and requires the Company to recover the incremental portion of incentive-based compensation received by any officer that was in excess of the amount they would have received had their incentive compensation been determined based on the restated financial statements. Events requiring a restatement of financial statements would include the material noncompliance of the Company with any financial reporting requirements under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory retirement savings system in which all eligible employees and employers are required to contribute monthly according to their salaries and the period of employment. The Mandatory Provident Fund was implemented on December 1, 2000 following the enactment of the MPFSO on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who are aged 18 to 65 and have an employment contract of 60 days or more and it also applies to self-employed persons who must enroll themselves in a MPF scheme. Employers are responsible for selecting the MPF scheme (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to approved trustees in the private sector.

The Group operates a defined contribution MPF retirement benefit scheme under the MPFSO for all of its employees in Hong Kong and has contributed to the relevant registered scheme an amount determined in accordance with MPFSO which is currently 5% of the eligible employee’s monthly salary and subject to a maximum mandatory contribution of HKD1,500 (US$192) per month.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiary in Hong Kong for the fiscal years ended December 31, 2024 and 2023 amounted to approximately HK$5.3 million (approximately US$0.7 million) and HK$5.4 million, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. Holders of our Ordinary Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. We are not directly or indirectly owned or controlled by any foreign government or by another corporation.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her. Except as otherwise indicated below, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

As of the date of this Annual Report, we have 17,000,000 Ordinary Shares issued and outstanding. None of our outstanding Ordinary Shares are held of record by holders in the United States.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned		Percent of Class(4)
Named Executive Officers and Directors:
Ms. K Chau (1)(2)	9,016,875	(2)	53.04%
Ms. E Chau(2)	9,016,875	(2)	53.04%
Ms. So(3)	3,448,125	(3)	20.28%
Ka Chun Lam	0		0.00%
Shing Yan Lee	0		0.00%
Yin Yam Lam	0		0.00%
All executive officers and directors as a group (6 persons)	12,465,000		73.32%
5% or Greater Shareholders
Galaxy Shine Company Limited	9,016,875	(2)	53.04%
Hee Shun Chung (Mr. Chung)	9,016,875	(2)	53.04%
Man Kit Leung (Mr. Leung)	9,016,875	(2)	53.04%
Yuk Ming Chan	9,016,875	(2)	53.04%
Thrivors Holdings Limited	3,448,125	(3)	20.28%
Mel Ying Cheng (Ms. Cheng)	3,448,125	(3)	20.28%

(1)	The business address for our Directors and Executive Officers is at Units 1509-10, 15/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong. The registered office address for both Galaxy Shine Company Limited and Thrivors Holdings Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)	Represents the Ordinary Shares held by Galaxy Shine Company Limited, a British Virgin Islands company. The ordinary shares of Galaxy Shine Company Limited are owned in the following proportions by the following individuals: approximately 27.27% (Ms. K Chau), 27.27% (Ms. E Chau), 24.83% (Mr. Chung), 13.64% (Mr. Leung) and 6.99% (Mr. Chan). The board of directors of Galaxy Shine Company Limited consists of Ms. K Chau, Ms. E Chau, Mr. Chung, Mr. Leung and Mr. Chan, and hence they are deemed to be having shared voting and investment power over the Ordinary Shares held by Galaxy Shine Company Limited.
(3)	Represents the Ordinary Shares held by Thrivors Holdings Limited. The ordinary shares of Thrivors Holdings Limited are owned in the following proportions by the following individuals: 40% (Ms. Cheng), 30% (Ms. So) and 30% (Mr. Tsz Ngo So). The board of directors of Thrivors Holdings Limited consists of Ms. Cheng and Ms. So, and hence they are deemed to be having shared voting and investment power over the Ordinary Shares held by Thrivors Holdings Limited.
(4)	Based on 17,000,000 Ordinary Shares issued and outstanding as of the date of this Annual Report.

Related Party Transactions

We have adopted an audit committee charter that requires the audit committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the committee.

Set forth below are related party transactions of our Group for fiscal years ended December 31, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The table below sets out the significant related party transactions of the Group for the periods indicated:

	For the Years Ended December 31,
	2024		2023	2022
	US$ (Audited)	HK$ (Audited)	HK$ (Audited)	HK$ (Audited)

Sales of goods to related companies(1)	-	-	31,730	301,418
Sales of food ingredients to related companies(2)	1,440,945	11,192,830	-	-
Rental expenses paid to related companies(3)	478,288	3,715,200	4,188,400	4,110,000
Loan interest expenses paid to related companies(4)	251,071	1,950,246	2,285,985	2,252,192
Storage expenses paid to a related company(5)	13,390	104,011	113,142	916,542
Management fee income from a related company(6)	1,776,459	13,799,000	-	883,000
Rental income received from related companies(7)	80,657	626,517	-	-

The above transactions were made at prices and terms in the normal course of business as agreed between the parties.

Notes:

(1)	Include revenue from the sale of food and semi-finished food products to companies with common shareholders and/or directors, including Whitehead Management Limited, Hai Shi Machinery (Hong Kong) Company Limited and Ocean First Logistics Limited.

(2)	Include revenue from the sale of food ingredients to companies with common shareholders and/or directors, including Taiwanese Claypot Limited, All You Can Eat Limited, Taiwanese Bento Limited, Total Rise Corporation Limited, Able Castle Corporation Limited and Beauti-Linkage Limited, which are subsidiaries of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, and all of them are entities in the Disposed Group.

(3)	Include rent paid for the lease of the Group’s central kitchen and warehouse premises in Yuen Long, Hong Kong to Ocean First Logistics Limited and Team Will Limited, both of which are ultimately controlled by the father of Ms. Oi Wai Chau and Ms. Oi Yee Chau, who are our Directors.

(4)	Include loan interest charged under the loan agreements between various entities of the Group as the borrower and Ocean First Logistics Limited as the lender at an interest rate ranging from 3.5% to 4.6% per annum and under the loan agreement between a subsidiary of our Company as the borrower and Rise Happiness Limited as the lender at a floating interest rate. Rise Happiness Limited has common shareholders and directors with our Company.

(5)	Include fees paid to Ocean First Logistics Limited for the use of the Group’s storage facility situated at Yuen Long, Hong Kong.

(6)	Include revenue from the provision of human resource management services to companies with common shareholders and/or directors, including Taiwanese Claypot Limited, All You Can Eat Limited, Taiwanese Bento Limited, Total Rise Corporation Limited, Able Castle Corporation Limited and Beauti-Linkage Limited, which are subsidiaries of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, and all of them are entities in the Disposed Group.

(7)

Include rental income from subleasing restaurant outlets to companies with common shareholders and/or directors, including All You Can Eat Limited and Able Castle Corporation Limited, which are subsidiaries of Chubby Bento Limited, and all of them are entities in the Disposed Group.

Interests of Experts and Counsel

Not Applicable

Legal Proceedings

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Audited Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Our Ordinary Shares commenced trading on the Nasdaq Capital Market on April 10, 2025 under the symbol “MB.”

Transfer Agent

The transfer agent and registrar for the Ordinary Shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

Description of Securities

We are an exempted company incorporated in the Cayman Islands and our corporate affairs are governed by our Memorandum and Articles of Association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is $1,500,000, divided into 3,000,000,000 Ordinary Shares of par value of $0.0005 each. As of the date of this Annual Report, there are 17,000,000 Ordinary Shares issued and outstanding.

The following are summaries of material provisions of the Companies Act and the Memorandum and Articles of Association, insofar as they relate to the material terms of our Ordinary Shares.

Ordinary Shares

General

All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares to bearer.

Dividends

Subject to the Companies Act and our Articles of Association, our Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our Board.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide:

(i)	all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, although no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata in accordance with the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid; and

(iii)	our Board may deduct from any dividend or other monies payable to any member all sums of money (if any) presently payable by him or her to our Company on account of calls, instalments or otherwise.

Where our Board or our Company in general meeting has resolved that a dividend should be paid or declared, our Board may resolve:

(aa)	that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the members entitled to such dividend will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment; or

(bb)	that the members entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our Board may think fit.

Upon the recommendation of our Board, our Company may by ordinary resolution in respect of any one particular dividend of our Company determine that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to members to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, bonus or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and shall be sent at the holder’s or joint holders’ risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to our Company. Any one of two or more joint holders may give effectual receipts for any dividends or other monies payable or property distributable in respect of the shares held by such joint holders.

Whenever our Board or our Company in general meeting has resolved that a dividend be paid or declared, our Board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

Our Board may, if it thinks fit, receive from any member willing to advance the same, and either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him, and in respect of all or any of the monies so advanced may pay interest at such rate (if any) not exceeding 20% per annum, as our Board may decide, but a payment in advance of a call shall not entitle the member to receive any dividend or to exercise any other rights or privileges as a member in respect of the share or the due portion of the shares upon which payment has been advanced by such member before it is called up.

All dividends, bonuses or other distributions unclaimed for one year after having been declared may be invested or otherwise used by our Board for the benefit of our Company until claimed and our Company shall not be constituted a trustee in respect thereof. All dividends, bonuses or other distributions unclaimed for six years after having been declared may be forfeited by our Board and, upon such forfeiture, shall revert to our Company.

No dividend or other monies payable by our Company on or in respect of any share shall bear interest against our Company.

Our Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants remain uncashed on two consecutive occasions or after the first occasion on which such a cheque or warrant is returned undelivered.

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every share which is fully paid or credited as fully paid registered in his/her/its name in the register of members of our Company but no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles of Association) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it does use in the same way.

Transfer of Ordinary Shares

Subject to the Companies Act and our Articles of Association, all transfers of shares shall be effected by an instrument of transfer in the usual or common form or in such other form as our Board may approve and may be under hand or, if the transferor or transferee is a Clearing House (as defined in the Articles of Association) (or its nominee(s)) or a central depository house (or its nominee(s)), under hand or by machine imprinted signature, or by such other manner of execution as our Board may approve from time to time.

Execution of the instrument of transfer shall be by or on behalf of the transferor and the transferee, provided that our Board may dispense with the execution of the instrument of transfer by the transferor or transferee or accept mechanically executed transfers. The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register of members of our Company in respect of that share.

Our Board may, in our absolute discretion, at any time and from time to time remove any share on the principal register to any branch register or any share on any branch register to the principal register or any other branch register. Unless our Board otherwise agrees, no shares on the principal register shall be removed to any branch register nor shall shares on any branch register be removed to the principal register or any other branch register. All removals and other documents of title shall be lodged for registration and registered, in the case of shares on any branch register, at the registered office and, in the case of shares on the principal register, at the place at which the principal register is located.

Our Board may, in our absolute discretion, decline to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or on which our Company has a lien. It may also decline to register a transfer of any share issued under any share option scheme upon which a restriction on transfer subsists or a transfer of any share to more than four joint holders.

Our Board may decline to recognise any instrument of transfer unless a certain fee, up to such maximum sum as Nasdaq may determine to be payable, is paid to our Company, the instrument of transfer is properly stamped (if applicable), is in respect of only one class of share and is lodged at our registered office or the place at which the principal register is located accompanied by the relevant share certificate(s) and such other evidence as our Board may reasonably require is provided to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of Nasdaq, be suspended at such times and for such periods (not exceeding in the whole thirty days in any year) as our Board may determine.

Fully paid shares shall be free from any restriction on transfer (except when permitted by Nasdaq) and shall also be free from all liens.

Procedures on liquidation

A resolution that our Company be wound up by the court or be wound up voluntarily shall be a special resolution of our shareholders.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares:

(i)	if our Company is wound up, the surplus assets remaining after payment to all creditors shall be divided among the members in proportion to the capital paid up on the shares held by them respectively; and

(ii)	if our Company is wound up and the surplus assets available for distribution among the members are insufficient to repay the whole of the paid-up capital, such assets shall be distributed, subject to the rights of any shares which may be issued on special terms and conditions, so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up on the shares held by them, respectively.

If our Company is wound up (whether the liquidation is voluntary or compelled by the court), the liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie or kind the whole or any part of the assets of our Company, whether the assets consist of property of one kind or different kinds, and the liquidator may, for such purpose, set such value as he/she/it deems fair upon any one or more class or classes of property to be so divided and may determine how such division shall be carried out as between the members or different classes of members and the members within each class. The liquidator may, with the like sanction, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator thinks fit, but so that no member shall be compelled to accept any shares or other property upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to our Articles of Association and to the terms of allotment, our Board may, from time to time, make such calls as it thinks fit upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment of such shares made payable at fixed times. A call may be made payable either in one sum or by instalments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as our Board shall fix from the day appointed for payment to the time of actual payment, but our Board may waive payment of such interest wholly or in part. Our Board may, if it thinks fit, receive from any member willing to advance the same, either in money or money’s worth, all or any part of the money uncalled and unpaid or instalments payable upon any shares held by him/her/it, and in respect of all or any of the monies so advanced our Company may pay interest at such rate (if any) not exceeding 20% per annum as our Board may decide.

If a member fails to pay any call or instalment of a call on the day appointed for payment, our Board may, for so long as any part of the call or instalment remains unpaid, serve not less than 14 days’ notice on the member requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment. The notice shall name a further day (not earlier than the expiration of 14 days from the date of the notice) on or before which the payment required by the notice is to be made, and shall also name the place where payment is to be made. The notice shall also state that, in the event of non-payment at or before the appointed time, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of our Board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, nevertheless, remain liable to pay to our Company all monies which, at the date of forfeiture, were payable by him to our Company in respect of the shares together with (if our Board shall in our discretion so require) interest thereon from the date of forfeiture until payment at such rate not exceeding 20% per annum as our Board may prescribe.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in the Articles of Association includes redeemable Shares) be exercisable by our Board in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our Board may deem fit.

Variations of Rights of Shares

Subject to the Companies Act and without prejudice to our Articles of Association, if at any time the share capital of our Company is divided into different classes of shares, all or any of the special rights attached to any class of shares may (unless otherwise provided for by the terms of issue of the shares of that class) be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of the Articles of Association relating to general meetings shall mutatis mutandis apply to every such separate general meeting, but so that the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be not less than a person or persons together holding (or, in the case of a member being a corporation, by our duly authorized representative) or representing by proxy not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

Our Company must hold an annual general meeting each fiscal year other than the fiscal year of our Company’s adoption of our Articles of Association.

Extraordinary general meetings may be convened on the requisition of one or more members holding, at the date of deposit of the requisition, not less than one tenth of the paid-up capital of our Company having the right of voting at general meetings. Such requisition shall be made in writing to our Board or the secretary of our Company for the purpose of requiring an extraordinary general meeting to be called by our Board for the transaction of any business specified in such requisition. Such meeting shall be held within two months after the deposit of such requisition. If within 21 days of such deposit, our Board fails to proceed to convene such meeting, the requisitionist(s) himself (themselves) may do so in the same manner, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of our Board shall be reimbursed to the requisitionist(s) by our Company.

Every general meeting of our Company shall be called by at least 10 clear days’ notice in writing. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and must specify the time, place and agenda of the meeting and particulars of the resolution(s) to be considered at that meeting and the general nature of that business.

Although a meeting of our Company may be called by shorter notice than as specified above, such meeting may be deemed to have been duly called if it is so agreed:

(i)	in the case of an annual general meeting, by all members of our Company entitled to attend and vote thereat; and

(ii)	in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting holding not less than 95% of the total voting rights at the meetings of all our shareholders.

All business transacted at an extraordinary general meeting shall be deemed special business. All business shall also be deemed special business where it is transacted at an annual general meeting, with the exception of the election of Directors which shall be deemed ordinary business.

No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, and continues to be present until the conclusion of the meeting.

The quorum for a general meeting shall be two members entitled to vote and present in person (or in the case of a member being a corporation, by our duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in our Company throughout the meeting.

Inspection of Books and Records

Our shareholders have no general right to inspect or obtain copies of the register of members or corporate records of our company. They will, however, have such rights as may be set out in our Articles of Association.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing Shares;
(c)	sub-divide our Shares or any of them into our Shares of smaller amount than is fixed by our Memorandum and Articles of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our Directors and Executive Officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Director or Executive Officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Director or Executive Officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

In addition, we intend to enter into indemnification agreements with our Directors and Executive Officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our Company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our Board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, our Directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following is a discussion of certain Cayman Islands, Hong Kong and United States income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands, Hong Kong and United States laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

No tax is imposed in Hong Kong in respect of capital gains from the sale of property, such as our Ordinary Shares. Generally, gains arising from disposal of the Ordinary Shares which are held more than two years are considered capital in nature. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profit tax. Liability for Hong Kong profits tax would therefore arise in respect of trading gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in Hong Kong where the purchase or sale contracts are effected (being negotiated, concluded and/or executed) in Hong Kong. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

In addition, Hong Kong does not impose withholding tax on gains derived from the sale of stock in Hong Kong companies and does not impose withholding tax on dividends paid outside of Hong Kong by Hong Kong companies. Accordingly, investors will not be subject to Hong Kong withholding tax with respect to a disposition of their Ordinary Shares or with respect to the receipt of dividends on their Ordinary Shares, if any. No income tax treaty relevant to the acquiring, withholding or dealing in the Ordinary Shares exists between Hong Kong and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchased our Ordinary Shares pursuant to our IPO and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Ordinary Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering), marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those which hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

Dividends and Dividend Policy

We have adopted a dividend policy, according to which our Board of Directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

If our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk is the potential financial loss to our Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to our Company, as and when they fall due. As our Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables presented on the consolidated statements of financial position. Our Company has no other financial assets which carry significant exposure to credit risk.

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our functional currency and presentation currency is the Hong Kong dollar, and almost all of our Operating Subsidiaries’ revenues and other expenses are denominated in Hong Kong dollar currency. Management believes that we are not exposed to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s cash deposits, bank loans and loans from related companies with floating interest rates.

At December 31, 2024, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s profit after tax by approximately HK$594,000 (approximately US$76,000) (2023: approximately HK$372,000).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were ineffective as of December 31, 2024 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding the material weaknesses identified, we believe that the consolidated financial statements included in this Annual Report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company determined that our internal control over financial reporting was not effective. The material weaknesses identified were as follows:

●	the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements;
●	the lack of an effective and continuous risk assessment procedure to identify and assess the financial reporting risks; and
●	lack of evaluations to ascertain whether the components of internal control are present and functioning.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Notwithstanding these material weaknesses, however, management has concluded that the consolidated financial statements included in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the exemption provided to issuers that are not “large accelerated filers” nor “accelerated filers” under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2024, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our Board of Directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Liu as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code was filed as Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees  billed to us by our auditors during the fiscal years ended December 31, 2023 and 2024:

	Financial Year Ended December 31,2023	Financial Year Ended December 31,2024
Audit Fees	N/A	$200,000
Audit Related Fees	N/A	-
All Other Fees	N/A	$515,875
Total	N/A	$715,875

Audit Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

Audit Related Fees consist of the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit related services, including assistance with consent of documents filed with the SEC.

All Other Fees consist of the aggregate fees billed for services provided by our independent auditor and not otherwise included in Audit Fees or Audit Related Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to Nasdaq Stock Market corporate governance listing standards. However, the Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between Cayman Islands companies’ corporate governance practices and those followed by United States companies under the Nasdaq Rules are summarized as follows:

●	Rule 5605(b)(1), which requires that the board of directors consist of a majority of independent directors compared to Cayman Islands corporate law, which permits a board of directors to consist of less than a majority of independent directors. We comply with Rule 5605(b)(1) as our Board of Directors includes four independent directors.

●	Rule 5605(e), which requires that director nominees be selected, or recommended for the Board’s selection, by a majority of the independent directors or by a nominations committee comprised solely of independent directors compared to Cayman Islands corporate law, which contains no requirements for the selection of director nominees. We comply with Rule 5605(e) in that we have a nominations committee comprised solely of independent directors that is responsible for making recommendations to the Board regarding the selection and approval of director nominees.

●	Rule 5605(c)(2)(A), which requires each company to have an audit committee of at least three members, each of whom is an independent director, compared to Cayman Islands corporate law which does not require an audit committee. We comply with Rule 5605(c)(2)(A) in that our audit committee is comprised of three members, each of whom is an independent director.

●	Rule 5605(b)(2), which requires that regular sessions be held where only independent directors are present compared to Cayman Islands corporate law that does not require us to hold regular executive sessions. We follow our home country law.

●	Rule 5635(c), which requires us to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan is established or materially amended compared to Cayman Islands corporate law that does not require shareholder approval for the issuance of securities upon establishment or material amendment of such plans. If we adopt any such plan, we intend to follow our home country law.

Other than as indicated above, we have followed and intend to continue to follow the applicable corporate governance standards under the Nasdaq Marketplace Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other disposition of its securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a)	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

b)	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2024.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

The Cybersecurity Policy has been filed as Exhibit 4.1 to this Annual Report on Form 20-F for fiscal year ended December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

MasterBeef Group and its subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

MasterBeef Group and its subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MasterBeef Group

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MasterBeef Group and its Subsidiaries (collectively, the “Group”) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2023.

/s/ Onestop Assurance PAC

Singapore

May 15, 2025

MasterBeef Group and its subsidiaries

Consolidated Statement of Profit or Loss

For the year ended December 31, 2024, 2023 and 2022

		2024	2024	2023	2022
	Note	US$	HK$	HK$	HK$

Revenue	3	64,880,911	503,975,453	532,286,102	456,688,173

Other income and gains	4	331,569	2,575,532	1,191,524	14,298,873

Raw materials and consumables used		(20,973,950)	(162,919,358)	(173,923,946)	(161,065,896)

Depreciation of property, plant and equipment	12	(4,382,102)	(34,038,855)	(35,795,951)	(28,240,965)

Amortisation of right of use asset	13	(5,736,843)	(44,562,079)	(48,467,296)	(40,333,356)

Staff costs		(21,831,082)	(169,577,298)	(177,874,361)	(129,820,119)

Utilities expenses		(2,463,179)	(19,133,238)	(19,896,742)	(15,377,862)

Impairment loss in respect of assets held for sale	11	-	-	(23,545,499)	-

Impairment of property, plant and equipment	12	(585,679)	(4,549,381)	-	-

Impairment of right-of-use asset	13	(645,375)	(5,013,080)	-	-

Gain on disposal of subsidiaries	11	7,554,144	58,678,325	-	-

Other expenses	6	(10,251,566)	(79,631,075)	(72,312,851)	(50,757,421)

Finance costs	7	(1,311,945)	(10,190,795)	(11,449,103)	(7,601,725)

Profit/(loss) before tax	8	4,584,903	35,614,151	(29,788,123)	37,789,702

Income tax expense	9	(349,358)	(2,713,707)	(7,657,988)	(4,380,349)

Profit/(loss) for the year		4,235,545	32,900,444	(37,446,111)	33,409,353

Earnings per share

Basic	10	0.33	2.56	(3,745.00)	3,340.00

Diluted	10	0.33	2.56	(3,745.00)	3,340.00

MasterBeef Group and its subsidiaries

Consolidated Statement of Comprehensive Income/(Loss)

For the year ended December 31, 2024, 2023 and 2022

		2024	2024	2023	2022
	Note	US$	HK$	HK$	HK$

Profit/(loss) for the year		4,235,545	32,900,444	(37,446,111)	33,409,353

Other comprehensive income, net of tax:-

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:-

Exchange difference on translation of foreign operation		(3,608)	(28,025)	(3,475)	(12,827)

Total comprehensive income/(loss) for the year		4,231,937	32,872,419	(37,449,586)	33,396,526

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statement of Financial Position

December 31, 2024 and 2023

		December 31, 2024	December 31, 2024	December 31, 2023
	Note	US$	HK$	HK$

Assets

Non-current assets

Property, plant and equipment	12	6,502,173	50,506,934	81,748,308
Right-of-use assets	13	7,924,446	61,554,718	68,120,353
Deferred tax assets	14	1,154,644	8,968,929	4,163,838
Deposits	15	1,403,072	10,898,645	10,893,489

		16,984,335	131,929,226	164,925,988
Current assets

Amounts due from related companies	16	2,227,764	17,304,600	71,082
Amounts due from shareholders	16	9,540	74,100	10
Inventories	17	2,619,967	20,351,116	25,790,715
Trade receivables	18	427,391	3,319,847	9,025,248
Deposits, prepayments and other receivables	15	2,317,302	18,000,107	15,574,758
Cash and bank balances	19	15,105,631	117,336,010	146,213,744

		22,707,595	176,385,780	196,675,557

Assets of disposal group classified as held for sale	11	-	-	31,478,186

Total assets		39,691,930	308,315,006	393,079,731

MasterBeef Group and its subsidiaries

Consolidated Statement of Financial Position (Continued)

December 31, 2024 and 2023

		December 31, 2024	December 31, 2024	December 31, 2023
	Note	US$	HK$	HK$

Equity/(Deficit) and liabilities

Capital and reserves

Share capital	20	7,531	58,500	10
Retained profits/(accumulated losses)		3,671,298	28,517,543	(4,382,901)
Other reserves	21	1,285	9,979	9,979
Exchange reserve	21	(5,479)	(42,558)	(14,533)

Total equity/(deficit)		3,674,635	28,543,464	(4,387,445)

Non-current liabilities

Loans from related companies	22	3,605,298	28,004,873	38,711,557
Lease liabilities	23	4,669,116	36,268,295	38,999,779
Provision for reinstatement costs	24	357,892	2,780,000	4,640,000

		8,632,306	67,053,168	82,351,336

Current liabilities

Bank loans	25	9,035,479	70,184,889	77,754,259
Loans from related companies	22	2,018,353	15,677,958	15,161,771
Amounts due to directors	16	5,480,852	42,573,611	108,118,417
Amounts due to a related company	16	21,335	165,724	131,161
Provision for reinstatement costs	24	324,420	2,520,000	730,000
Lease liabilities	23	4,911,202	38,148,743	37,983,588
Trade payables		2,144,381	16,656,904	16,198,249
Accruals and other payables	26	3,228,194	25,075,647	23,255,552
Current tax payable		220,773	1,714,898	4,304,657

		27,384,989	212,718,374	283,637,654

Liabilities directly associated with disposal group classified as held for sale	11	-	-	31,478,186

Total liabilities		36,017,295	279,771,542	397,467,176

Total equity and liabilities		39,691,930	308,315,006	393,079,731

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statement of Changes in Equity/(Deficit)

For the year ended December 31, 2024, 2023 and 2022

	Share capital	Retained profits/ (accumulated losses)	Other reserves	Exchange reserve	Total
	HK$	HK$	HK$	HK$	HK$

January 1, 2022	10	(346,143)	180,510	1,769	(163,854)

Effect of merger accounting for common control combination	-	-	(33,420)	-	(33,420)
Profit for the year	-	33,409,353	-	-	33,409,353
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	(12,827)	(12,827)

December 31, 2022	10	33,063,210	147,090	(11,058)	33,199,252

Effect of merger accounting for common control combination	-	-	(137,111)	-	(137,111)
Profit for the year	-	(37,446,111)	-	-	(37,446,111)
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	(3,475)	(3,475)

December 31, 2023	10	(4,382,901)	9,979	(14,533)	(4,387,445)

Issuance of shares	119,340	-	-	-	119,340
Share repurchase	(60,850)	-	-	-	(60,850)
Profit for the year	-	32,900,444	-	-	32,900,444
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	(28,025)	(28,025)

December 31, 2024	58,500	28,517,543	9,979	(42,558)	28,543,464

December 31, 2024 (US$)	7,531	3,671,298	1,285	(5,479)	3,674,635

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statement of Cash Flows

For the year ended December 31, 2024, 2023 and 2022

		2024	2024	2023	2022
	Note	US$	HK$	HK$	HK$

Cash flows from operating activities

Profit/(loss) before tax		4,584,903	35,614,151	(29,788,123)	37,789,702

Adjustments for:-

Interest income	4	(87,852)	(682,409)	(515,980)	(28,253)
Interest expenses	7	591,676	4,595,959	5,149,089	2,614,382
Depreciation of property, plant and equipment	12	4,382,102	34,038,855	35,795,951	28,240,965
Amortisation of right-of-use assets	13	5,736,843	44,562,079	48,467,296	40,333,356
Impairment loss on disposal group classified as held for sale		-	-	23,545,499	-
Interest on lease liabilities	7	720,269	5,594,836	6,300,014	4,987,343
Loss on written-off of property, plant and equipment	8	67,752	526,279	6,702,181	-
Loss on disposal of property, plant and equipment		-	-	-	417
Impairment of property, plant and equipment	12	585,679	4,549,381	-	-
Impairment of right-of-use assets	13	645,375	5,013,080	-	-
Gain on disposal of subsidiaries		(7,554,144)	(58,678,325)	-	-

Operating cash flows before movements in working capital		9,672,603	75,133,886	95,655,927	113,937,912

Decrease/(increase) in amounts due from related companies		5,801,487	45,064,210	(78,147)	(42,085)
Decrease in amount due from a director		-	-	-	14,623
Decrease in inventories		613,877	4,768,410	5,146,061	2,144,219
Decrease/(increase) in trade receivables		718,563	5,581,582	(5,149,129)	424,414
(Increase)/decrease in deposits, prepayments and other receivables		(438,817)	(3,408,599)	(5,696,237)	733,623
(Decrease)/increase in amounts due to directors		(8,653,050)	(67,214,294)	(224,388)	18,804,256
Increase/(decrease) in amounts due to related companies		2,441	18,963	35,894	(609,588)
Decrease in amount due to shareholder		-	-	-	(10)
Increase/(decrease) in trade payables		125,243	972,847	(1,580,470)	4,731,317
Increase in accruals and other payables		1,116,847	8,675,330	2,797,231	4,567,752

Cash generated from operations		8,959,194	69,592,335	90,906,742	144,706,433

Interest received		87,852	682,409	515,980	28,253
Income tax paid		(1,301,358)	(10,108,560)	(7,598,311)	(3,716,079)

Net cash generated from operating activities		7,745,688	60,166,184	83,824,411	141,018,607

Cash flows from investing activities

Purchase of property, plant and equipment		(1,543,768)	(11,991,530)	(44,512,104)	(32,506,078)
Net cash outflow from deconsolidation of subsidiaries		(24,450)	(189,912)	-	-
Proceeds from disposal of property, plant and equipment		-	-	61,239	216,865

Net cash used in investing activities		(1,568,218)	(12,181,442)	(44,450,865)	(32,289,213)

MasterBeef Group and its subsidiaries

Consolidated Statement of Cash Flows (Continued)

For the year ended December 31, 2024, 2023 and 2022

		2024	2024	2023	2022
	Note	US$	HK$	HK$	HK$

Cash flows from financing activities

Proceeds from bank loans		-	-	-	86,360,250
Interest paid for bank loans		(340,604)	(2,645,713)	(2,863,104)	(362,190)
Interest paid for loans from related companies		(251,071)	(1,950,246)	(2,285,985)	(2,252,192)
Repayment of principal portion of bank loan		(974,467)	(7,569,370)	(8,489,298)	(3,225,948)
Repayment of principal portion of loans from related companies		(1,311,907)	(10,190,497)	(13,950,673)	(14,071,562)
Interest elements of lease rentals paid		(720,269)	(5,594,836)	(6,300,014)	(4,987,343)
Repayment of principal portion of lease liabilities		(6,293,213)	(48,883,789)	(47,679,212)	(38,496,526)

Net cash (used in)/generated from financing activities		(9,891,531)	(76,834,451)	(81,568,286)	22,964,489

Net (decrease)/increase in cash and cash equivalents		(3,714,061)	(28,849,709)	(42,194,740)	131,693,883

Cash and cash equivalents at beginning of the year		18,823,300	146,213,744	196,296,774	64,615,723

Bank balances and cash transfer to assets classified as held for sale		-	-	(7,884,815)	-

Effect of foreign exchange rate changes		(3,608)	(28,025)	(3,475)	(12,832)

Cash and cash equivalents at end of the year	19	15,105,631	117,336,010	146,213,744	196,296,774

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

1. General

MasterBeef Group (the “Company”, and together with its subsidiaries, the “Group”) is a limited liability company incorporated in Cayman Islands. The Company is listed on Nasdaq since April 10, 2025. The principal activity of the Company is investment holding. The principal activities of the subsidiaries (together with the Company, collectively referred to as the “Group”) are:-

Information about subsidiaries

Details of the Company’s subsidiaries are as follows:-

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2024	2023

Masterbeef Limited	British Virgin Islands	100	100	Provision of investment holding

Tak Moon Holdings Limited	Hong Kong	100	100	Provision of investment holding

Luk Koon Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Master Beef Hotpot Limited	Hong Kong	100	100	Provision of catering services

Able Force Limited	Hong Kong	100	100	Provision of catering services

Amazing Hotpot Limited	Hong Kong	100	100	Provision of catering services

All You Can Eat Hotpot Limited	Hong Kong	100	100	Provision of catering services

People Mountain People Sea Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Hotpot Limited *	Hong Kong	100	100	Provision of catering services

Zone Corporation Limited *	Hong Kong	100	100	Provision of catering services

Sharp Harbour Limited *	Hong Kong	100	100	Provision of catering services

Anping Grill Limited	British Virgin Islands	100	100	Provision of investment holding

Anping Grill (HK) Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Barbecue Limited	Hong Kong	100	100	Provision of catering services

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024, 2023 and 2022

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2024	2023

All You Can Eat Grill Limited	Hong Kong	100	100	Provision of catering services

Cool Sky Limited	Hong Kong	100	100	Provision of catering services

Taiwanese All You Can Eat Limited *	Hong Kong	100	100	Provision of catering services

Wide Fame Limited *	Hong Kong	100	100	Provision of catering services

Chubby Bento Limited #	British Virgin Islands	-	100	Provision of investment holding

Chubby Bento (HK) Limited #	Hong Kong	-	100	Provision of investment holding

All You Can Eat Limited #	Hong Kong	-	100	Provision of catering services

Taiwanese Bento Limited #	Hong Kong	-	100	Provision of catering services

Total Rise Corporation Limited * #	Hong Kong	-	100	Provision of catering services

Able Castle Corporation Limited *#!	Hong Kong	-	-	Provision of catering services

Beauti-Linkage Limited *#!	Hong Kong	-	-	Provision of catering services

Glory Zone Corporation Limited *#!	Hong Kong	-	-	Provision of catering services

Bao Pot Taiwanese Claypot Limited #	British Virgin Islands	-	100	Provision of investment holding

Bao Pot Taiwanese Claypot (HK) Limited #	Hong Kong	-	100	Provision of catering services

Taiwanese Claypot Limited #	Hong Kong	-	100	Provision of catering services

General’s Feast Limited ^	British Virgin Islands	100	-	Provision of investment holding

Generals Feast (HK) Limited ^	Hong Kong	100	-	Provision of investment holding

Tak Moon Food Supplies (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

Tak Moon Food Supplies Limited	Hong Kong	100	100	Provision of food supply

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2024	2023
Tak Mei Food Supplies Limited	Taiwan	100	100	Provision of food supply

Taiwanese Sweeties Limited	British Virgin Islands	100	100	Provision of investment holding

Taiwanese Sweeties (HK) Limited	Hong Kong	100	100	Provision of catering services

House of Talent (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

House of Talent Limited	Hong Kong	100	100	Provision of catering services

*	The entities have yet to commence its business.
#	The entities were disposed of on May 14, 2024. For details, please refer to Note 11.
^	The entities were incorporated in 2024.
!	The entities were bought in 2024.

2. Basis of preparation of consolidated financial statements and material accounting policy information

2.1 Basis of preparation of consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are presented in Hong Kong dollars (“HK$”), which is also the functional currency of the Company.

Translations of the consolidated statement of financial position, consolidated statement of profit or loss, consolidated statements of comprehensive (loss)/income and consolidated statement of cash flows from HK$ into US Dollar (“US$”) as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of HK$7.7677 = US$1, as the prevailing rate as of December 31, 2024 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2.2 Application of amendments to IFRS

In preparing the consolidated financial statements, the Group has applied the following amendments to IFRS issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2024:-.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements

The application of the amendments to IFRS in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.3 Going concern

The Group incurred a loss of HK$25,777,881 exclusive of one-off gain on disposal of subsidiaries for the year ended December 31, 2024, and as of that date, the Group’s current liabilities exceeded its current assets by HK$36,332,594. These conditions indicate the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, the Group may not be able to realise its assets and discharge its liabilities in the normal course of business.

The consolidated financial statements have been prepared on a going concern basis according to below reason:-

i)	Directors agreed not to request repayment of the amounts due to them of HK$42,573,611 until the Group is in a position to do so without impairing its liquidity and financial position.

ii)	The Group has entered into loan agreements and supplemental letters dated February 11, 2025 with the directors of the Group and the related companies which had previously provided loans to the Group’s operating subsidiaries, pursuant to which the directors and the related companies agreed that the Group would not be required to repay such loans until 24 months later.

2.4 Significant judgements and estimates

The preparation of these consolidated financial statements in conformity with IFRS require the directors of the Company to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The directors have considered the development, selection and disclosure of the Group’s critical accounting judgements and estimates.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:-

Useful lives of property, plant and equipment

The Group’s management determines the estimated useful lives and the related depreciation charge for the Group’s property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives and therefore depreciation charge in the future periods.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.4	Significant judgements and estimates (continued)

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use.

Deferred tax assets

Deferred tax assets are recognised for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant judgement is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Certain subsidiaries of the Group have tax loss carry forwards amounting to approximately HK$33,355,000 (2023: HK$38,515,000). The loss does not expire and the Company has no temporary taxable differences which could partly support the recognition of deferred tax assets. Also, there are no tax planning opportunities available that would further provide a basis for recognition.

If the Group was able to recognise all unrecognised deferred tax assets, loss would decrease by approximately HK$5,504,000 (2023: HK$6,355,000). Further details are contained in Note 14.

Valuation of inventories

Management reviews the inventory listing on a periodic basis. This review involves comparison of the carrying value of the inventory items with the respective net realisable value. The purpose is to ascertain whether an allowance is required to be made in the consolidated financial statements for any obsolete and slow-moving items.

Leases – Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in a lease, and therefore, it uses an incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay”, which requires estimation when no observable rates are available or when it needs to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.5 Material accounting policy information

a)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2024 and 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the group the current ability to direct the relevant activities of the investee).

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

a)	Basis of consolidation (continued)

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	the contractual arrangement with the other vote holders of the investee;
●	rights arising from other contractual arrangements; and
●	the group’s voting rights and potential voting rights.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

b)	Property, plant and equipment

Property, plant and equipment are stated at cost, less provisions for depreciation and impairment loss, if any.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statement of profit or loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalised as an additional cost of the item. When an item of property, plant and equipment is sold, its cost and accumulated depreciation are removed from the consolidated financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the consolidated statement of profit or loss.

Leasehold improvements (included the reinstatement costs)	20% per annum or over the terms of lease
Plant and machinery	20% per annum
Office equipment	20% per annum
Motor vehicle	20% per annum

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated statement of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

c)	Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories and financial assets), the recoverable amount of the asset is estimated. An asset’s recoverable amount is the higher of the value in use of the asset or cash-generating unit to which it belongs and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Similarly, at each reporting date, inventories are assessed for impairment by comparing the carrying amount of each item of inventory (or group of similar items) with its selling price less costs to complete and sell. If an item of inventory (or group of similar items) is impaired, its carrying amount is reduced to selling price less costs to complete and sell, and an impairment loss is recognised immediately in consolidated profit or loss.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statement of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated statement of profit or loss in the period in which it arises.

d)	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on a weighted average cost basis and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

e)	Financial assets

Financial assets are recognised when a Group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

e)	Financial assets (continued)

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at fair value through profit or loss (“FVTPL”)) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognised immediately in consolidated statement of profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured as FVTPL, except that at the date of initial application/initial recognition of a financial asset the Group may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which IFRS 3 Business Combinations applies.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Financial assets (continued)

Classification and subsequent measurement of financial assets (continued)

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near term; or

●	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Group may irrevocably designate a financial asset that is required to be measured at the amortised cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)	Amortised cost and interest income

Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost and debt instruments / receivables subsequently measured at FVTOCI. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade receivables, other receivables, amounts due from related companies, amounts due from directors and amounts due from shareholders). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Financial assets (continued)

Impairment of financial assets (continued)

The Group always recognises lifetime ECL for trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	an actual or expected significant deterioration in the operating results of the debtor; and
●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Financial assets (continued)

Impairment of financial assets (continued)

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	a breach of contract, such as a default or past due event;
(c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or
(e)	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in consolidated statement of profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

f)	Financial assets (continued)

Impairment of financial assets (continued)

(v)	Measurement and recognition of ECL

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or specifically for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments (i.e. the Group’s trade and other receivables and contract assets are each assessed as a separate group. Amount due from shareholder is assessed for expected credit loss on an individual basis);
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortised cost of the financial asset.

g)	Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statements of financial position) when:

●	the rights to receive cash flows from the asset have expired; or

●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

g)	Derecognition of financial assets (continued)

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in consolidated statement of profit or loss.

h)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and loans and borrowings, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, other payables, loan from related companies, amount due to directors, amounts due to related companies and, lease liabilities.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:-

Financial liabilities at fair value through profit or loss.

Financial liabilities are classified as at FVTPL when the financial liability is (i) contingent consideration of an acquirer in a business combination to which IFRS 3 applies, (ii) held for trading or (iii) they are designated as at FVTPL.

A financial liability is held for trading if:

●	it has been acquired principally for the purpose of repurchasing it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

h)	Financial liabilities (continued)

A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL upon initial recognition if:

●	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

●	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Grouping is provided internally on that basis; or

●	it forms part of a contract containing one or more embedded derivatives, and IFRS 9 permits the entire combined contract to be designated as at FVTPL.

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in consolidated statement of profit or loss, unless the recognition of the effects of changes in the liability’s credit risk in consolidated other comprehensive income would create or enlarge an accounting mismatch in profit or loss. For financial liabilities that contain embedded derivatives, such as convertible loan notes, the changes in fair value of the embedded derivatives are excluded in determining the amount to be presented in consolidated other comprehensive income.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the consolidated statement of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the consolidated statement of profit or loss.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in consolidated statement of profit or loss.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

i)	Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

The Group as a lessee

Allocation of consideration to components of a contract

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand- alone price of the lease component and the aggregate stand-alone price of the non-lease components.

Short-term leases

The Group applies the short-term lease recognition exemption to leases of warehouse that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognised as expense on a straight-line basis or another systematic basis over the lease term.

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Group; and

●	an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

i)	Leases (continued)

The Group as a lessee (continued)

Right-of-use assets (continued)

Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.

The Group presents right-of-use assets that do not meet the definition of investment property or inventory in “property, plant and equipment”, the same line item within which the corresponding underlying assets would be presented if they were owned.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Group recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable by the Group under residual value guarantees;

●	the exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	payments of penalties for terminating a lease, if the lease term reflects the Group exercising an option to terminate the lease.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

i)	Leases (continued)

The Group as a lessee (continued)

Lease liabilities (continued)

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

●	a lease contract is modified and the lease modification is not accounted for as a separate lease.

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Lease modifications

The Group applied the practical expedient, the Group accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

i)	Leases (continued)

Sublease

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

j)	Foreign currency translation

These financial statements are presented in Hong Kong dollars, which is the Company’s functional currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to consolidated statement of profit or loss. Differences arising on settlement or translation of monetary items are recognised in the consolidated statement of profit or loss with the exception of monetary items that are designated as part of the hedge of the group’s net investment of a foreign operation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item. The functional currency of the overseas branch and subsidiaries is currency other than the Hong Kong dollars. As at the end of the reporting period, the assets and liabilities of the entity are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into Hong Kong dollars at the spot rates for the year.

The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in exchange reserve in the consolidated statement of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognised in exchange reserve relating to that particular foreign operation is recognised in the consolidated statement of profit or loss. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statement of cash flows, the cash flows of the overseas branch and subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas branch and subsidiaries which arise throughout the year are translated into Hong Kong dollars at the spot rates for the year.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

k)	Provision

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in the finance costs in the consolidated statement of profit or loss.

Provision for reinstatement costs

Provisions for the costs to reinstate leased assets to their original condition, as required by the terms and conditions of the leases, are recognised at the date of inception of the leases at the Group’s directors best estimate of the expenditure that would be required to reinstate the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. The provision for reinstatement costs will be expected to be materialised in one to five years in accordance with the lease terms.

l)	Revenue recognition

Under IFRS 15, the Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:-

●	the customer simultaneously receives and consumes the benefits provided by the group’s performance as the group performs;
●	the group’s performance creates and enhances an asset that the customer controls as the group performs; or
●	the group’s performance does not create an asset with an alternative use to the group and the group has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

A contract liability represents the group’s obligation to transfer goods or services to a customer for which the group has received consideration (or an amount of consideration is due) from the customer.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

l)	Revenue recognition (continued)

Further details of the group’s revenue recognition policies are as follows:-

i)	Catering income

Revenue from restaurant operation is recognised at the point in time when the catering services to the customers are completed.

Loyalty programme

The Group operates a loyalty programme where customers accumulate reward points from qualified purchases. The reward points earned through qualified purchases entitle the customers to discount for future purchases and are considered as a separate performance obligation arising from transactions with customers. The Group estimates the value of the future redemption obligation based on the estimated value of the products or services for which the reward points are expected to be redeemed based on the historical redemption pattern, including an estimate of the lapse of reward points that will not be redeemed. Subsequently, the contract liability is recognised as revenue at the point in time when the customers redeem the reward points in future purchases, or when the Group is legally released from its obligation when the reward points expire 12 months after the initial sale.

ii)	Sales of goods

Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer.

iii)	Management fee income

The Group provide consultancy and management services to customers. Revenue from providing services is recognised in the accounting period in which the services are rendered. The control of the services is transferred to the customer when the customer simultaneously receives and consumes the benefits of the services as the Group performs, therefore, revenue is recognised progressively over time.

iv)	Bank interest income

Bank interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

v)	Rental income

Rental income is recognised on a time proportion basis over the lease terms.

vi)	Sundry income

Sundry income is recognized when the right to receive payment is established.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

m)	Borrowing costs

All borrowing costs are charged to the consolidated statement of profit or loss in the period in which they are incurred.

n)	Retirement benefits costs

The group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statement of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the group in an independently administered fund.

o)	Income tax

Income tax represents the sum of current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Material accounting policy information (continued)

o)	Income tax (continued)

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:-

●	when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences; and

●	in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

p)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

q)	Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

3. Revenue

An analysis of the Group’s revenue is as follows:-

	2024	2024	2023	2022
	US$	HK$	HK$	HK$
Revenue from contract with customers within the scope of IFRS 15, types of goods or services:-
Catering income – a point in time	61,548,881	478,093,240	531,779,040	455,160,398
Sales of goods – a point in time	1,555,571	12,083,213	507,062	644,775
Management fee income – over time	1,776,459	13,799,000	-	883,000

	64,880,911	503,975,453	532,286,102	456,688,173

4. Other income and gains

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Interest income	87,852	682,409	515,980	28,253
Government grants (Note a)	1,846	14,336	-	12,324,800
Foreign exchange gain, net	-	-	28,394	194,717
Rebate income	4,398	34,159	-
Rental income	83,488	648,509	96,000	104,000
Reversal of provision for reinstatement costs	9,011	70,000	-	-
Sponsorship income	63,742	495,131	78,888	530,765
Sundry income (Note b)	81,232	630,988	472,262	1,116,338

	331,569	2,575,532	1,191,524	14,298,873

Note:

a)	The government grants represent subsidies granted from Maternity Leave Pay (“RMLP”) Scheme for the year. All conditions of the government grants have been satisfied. (2022: The government grants represent subsidies granted from Catering Business Subsidy Scheme under the Anti-epidemic Fund of the Government of the Hong Kong Special Administrative Region. All conditions of the government grants have been satisfied.)

b)	Sundry income mainly includes reimbursement of medical expenses on occupational injury and other miscellaneous expenses, which individually are not material to the Group.

5. Segment information

The Group’s operating activities are attributable to a single operating segment focusing on catering service.

Geographical information

The Group’s operations are located in Hong Kong. All of the Group’s revenue from external customers based on the location of the Group’s operations is from Hong Kong. The geographical locations of the Group’s non-current assets are mostly situated in Hong Kong based on physical location of assets.

Information about major customers

During each of the years ended December 31, 2024 and 2023, there was no revenue from any customer who individually contributing over 10% of the total revenue of the Group.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

6. Other expenses

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Administrative expenses (Note)	3,484,057	27,063,110	27,379,871	16,852,826
Business development expenses	763,509	5,930,705	7,257,135	6,276,523
Cleaning expenses	881,321	6,845,835	6,804,944	5,774,895
Consulting services expenses	228,733	1,776,726	641,155	-
Daily maintenance	413,586	3,212,612	2,531,002	1,392,930
Insurance	446,796	3,470,575	4,397,605	3,561,642
Listing expense	1,082,769	8,410,621	-	-
Rental related expenses	2,891,554	22,460,725	22,730,101	15,821,806
Storage expenses	13,390	104,011	113,142	917,142
Traveling and communication expenses	45,851	356,155	457,896	159,657

	10,251,566	79,631,075	72,312,851	50,757,421

Note: Administrative expenses mainly include expenses incurred on employee activities, freight charge, shop expenses and other miscellaneous expenses, which individually are not material to the Group.

7. Finance costs

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Interest on bank loans	340,605	2,645,713	2,863,104	362,190
Interest on loans from related companies	251,071	1,950,246	2,285,985	2,252,192
Interest on lease liabilities	720,269	5,594,836	6,300,014	4,987,343

	1,311,945	10,190,795	11,449,103	7,601,725

8. Profit/(Loss) before tax

The Group’s profit/(loss) before tax is arrived at after charging/crediting:-

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Expense relating to short-term leases	193,078	1,499,771	2,174,712	1,600,366
Written off of property, plant and equipment	67,752	526,279	6,702,181	-
Loss on disposal of property, plant and equipment	-	-	-	417
Employer’s contribution to defined contribution plan (included in staff costs below)	678,512	5,270,478	5,402,612	4,425,406
Impairment of property, plant and equipment	585,679	4,549,381	-	-
Impairment of right-of-use asset	645,375	5,013,080	-	-
Employee benefits expenses
- directors’ emoluments	590,310	4,585,352	7,788,000	4,769,333
- staff costs (including directors’ emoluments (Note 34))	21,831,082	169,577,298	177,874,361	129,820,119

9. Income tax

For the years ended December 31, 2024, 2023 and 2022, under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Provision for Taiwan Corporate Income Tax has been made at 20% on the estimated assessable profits.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

9. Income tax (continued)

Details of income tax are as follows:-

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Current tax – Hong Kong
- current year provision	968,491	7,522,946	6,407,506	6,113,619
- prior year (over)/under provision	(1,278)	(9,923)	(1,049)	48,364
Current tax – Taiwan	743	5,775	-	29,431
	967,956	7,518,798	6,406,457	6,191,414
Deferred tax (Note 14)	(618,598)	(4,805,091)	1,251,531	(1,811,065)

Total tax expenses for the year	349,358	2,713,707	7,657,988	4,380,349

A reconciliation of the tax expense applicable to profit/(loss) before tax at the statutory rates for the jurisdictions or countries in which the Group and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:-

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Profit/(loss) before tax	4,584,903	35,614,151	(29,788,123)	37,789,702

Tax at applicable rate	742,371	5,766,512	(5,018,726)	6,126,766
Income not subject to tax	(1,434,439)	(11,142,285)	(177,009)	(2,082,326)
Non-deductible expenses	323,638	2,513,924	4,613,617	316,177
Income tax exemption and rebate	(1,351)	(10,500)	(30,000)	(42,000)
Tax effect of deductible temporary differences not recognized	171,424	1,331,573	4,213,670	512,372
Utilisation of previously unrecognised tax losses	(50,855)	(395,030)	(1,052,220)	(936,952)
(Over)/ under provision for previous year	(1,278)	(9,923)	(1,049)	48,364
Difference in tax rate in different countries	743	5,775	-	5,176
Tax losses not recognised	599,105	4,653,661	5,146,140	431,755
Others	-	-	(36,435)	1,017

Tax charge at the group’s effective rate	349,358	2,713,707	7,657,988	4,380,349

Unrecognised tax losses

Deferred income tax assets are recognised for tax losses carried forward to the extent that recognised of the related tax benefits through future taxable profits is probable. The Group have the unrecognised tax losses of approximately HK$33,355,000 (2023: HK$38,515,000 and 2022: 7,326,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date. In the opinion of the directors, no deferred tax assets have been recognised due to unpredictability of future profit streams.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

10. Earnings per shares

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Profit/(loss) and total comprehensive income/(loss) for the year attributable to the owners of the Company	4,235,545	32,900,444	(37,446,111)	33,409,353

Weighted average number of ordinary shares for the purpose of calculating the basic earnings per share and dilutive earning per share	12,845,765	12,845,765	10,000	10,000

No diluted earnings per share for the years ended December 31, 2024, 2023 and 2022 were presented as there were no potential ordinary shares in issue for these three years.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

11. Disposal of subsidiaries/ Disposal group classified as held for sale

On December 15, 2023, all the directors signed a written resolution that the Company intends to dispose of all its share in Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and its subsidiaries (collectively referred as the “Disposal groups”). The assets and liabilities attributable to the Disposal groups, which is expected to be sold within twelve months, have been classified as a disposal group held for sale as it did not represent a separate major line of business or geographical area and are presented separately in the consolidated statement of financial position (see below).

The directors consider the sales proceeds less directly attributable cost which amounted to HK$Nil as the fair value less cost of disposal for the disposal of Disposal groups. An impairment loss of HK$23,545,499 including property, plant and equipment of HK$8,894,566 and right-of-use assets of HK$14,650,933, which represents the sale proceeds less the carrying amount of the net assets of Disposal group as at the reporting date, was charged to consolidated profit or loss.

The major classes of assets and liabilities of Disposal group classified as held for sale are as follows:

2023
HK$

Property, plant and equipment	6,273,767
Right-of-use assets	10,189,425
Amount due from related parties	63,550
Inventories	298,221
Trade receivables	217,209
Deposits, other receivables and prepayments	6,551,199
Cash and bank balance	7,884,815

Total assets classified as held for sale	31,478,186

Lease Liabilities	27,294,255
Provision for reinstatement costs	530,000
Amount due to directors	1,679,488
Trade payables	2,175
Accruals and other payables	1,972,268

Total liabilities classified as held for sale	31,478,186

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

11. Disposal of subsidiaries/ Disposal group classified as held for sale (continued)

On May 14, 2024, the Company entered into a sale and purchase agreement, Galaxy Shine Company Limited and Thrivors Holdings Limited, the principal shareholders of the Company (collectively, the “Purchasers”), pursuant to which the Company agreed to sell its 100% equity interest in Chubby Bento Limited and its subsidiaries, and the Purchasers agreed to acquire the same for an aggregate consideration of US$1,000 on and subject to the terms and conditions contained in the sale and purchase agreement. All the conditions precedent under the sale and purchase agreement have been fulfilled and the transaction was completed on May 14, 2024.

On the same date, the Company also entered into a sale and purchase agreement with the Purchasers, pursuant to which the Company agreed to sell its 100% equity interest in Bao Pot Taiwanese Claypot Limited and its subsidiaries, and the Purchasers agreed to acquire the same for an aggregate consideration of US$1,000 on and subject to the terms and conditions contained in the sale and purchase agreement. All the conditions precedent under the sale and purchase agreement have been fulfilled and the transaction was completed on May 14, 2024.

May 14,
2024
HK$

Consideration received
Cash	15,600

Assets and liabilities at the date of disposal were as follows:

May 14,
2024
HK$

Property, plant and equipment	10,322,156
Right-of-use assets	10,189,424
Amounts due from fellow subsidiaries	1,307,913
Amount due from ultimate holding company	15,600
Inventories	969,410
Trade receivables	341,028
Deposits, other receivables and prepayments	7,529,293
Cash and bank balance	8,074,727
Lease liabilities	(23,986,314)
Provision for reinstatement costs	(530,000)
Amount due to a director	(10,000)
Amounts due to fellow subsidiaries	(63,542,091)
Trade payables	(516,367)
Accruals and other payables	(8,827,504)

Net liabilities disposed	(58,662,725)

Gain on disposal	58,678,325

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

12. Property, plant and equipment

	Leasehold	Plant and	Office	Motor
	improvements	machinery	equipment	vehicle	Total
	HK$	HK$	HK$	HK$	HK$

Cost

January 1, 2023	118,492,499	27,449,585	2,031,408	-	147,973,492

Additions	39,658,741	4,971,545	981,818	-	45,612,104
Disposals	-	(137,998)	(45,818)	-	(183,816)
Written off	(7,935,580)	(5,741,030)	(673,237)	-	(14,349,847)
Transfer to assets classified as held for sale	(18,267,902)	(2,949,730)	(272,354)	-	(21,489,986)

December 31, 2023	131,947,758	23,592,372	2,021,817	-	157,561,947

Additions	6,451,975	1,137,141	264,025	20,000	7,873,141
Written off	(3,934,125)	(924,330)	(65,283)	-	(4,923,738)

December 31, 2024	134,465,608	23,805,183	2,220,559	20,000	160,511,350

Accumulated depreciation

January 1, 2023	42,808,392	10,454,220	846,972	-	54,109,584

Charge for the year	30,561,795	4,824,258	409,898	-	35,795,951
Disposals	-	(78,784)	(43,793)	-	(122,577)
Written off	(4,576,871)	(2,711,267)	(359,528)	-	(7,647,666)
Transfer to assets classified as held for sale	(5,622,048)	(635,463)	(64,142)	-	(6,321,653)

December 31, 2023	63,171,268	11,852,964	789,407	-	75,813,639

Charge for the year	28,956,777	4,671,570	408,508	2,000	34,038,855
Written off	(3,634,261)	(717,381)	(45,817)	-	(4,397,459)

December 31, 2024	88,493,784	15,807,153	1,152,098	2,000	105,455,035

Impairment

January 1, 2023 and December 31, 2023	-	-	-	-	-

Provision	4,549,381	-	-	-	4,549,381

December 31, 2024	4,549,381	-	-	-	4,549,381

Net carrying amount

December 31, 2024	41,422,443	7,998,030	1,068,461	18,000	50,506,934

December 31, 2023	68,776,490	11,739,408	1,232,410	-	81,748,308

Net carrying amount (US$)
December 31, 2024	5,332,652	1,029,652	137,552	2,317	6,502,173

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

12.	Property, plant and equipment (continued)

During the year, the Group does not dispose of property, plant and equipment. (2023: the Group disposed of property, plant and equipment with net book value of HK$61,239 at a consideration of HK$61,239.)

During the year, the Group write off of property, plant and equipment with net book value of HK$526,277 due to reallocation of restaurant. (2023: the Group write off of property, plant and equipment with net book value of HK$6,702,181 due to termination of a warehouse tenancy agreement and malfunction of plant and machinery and office equipment.)

During the year, an impairment loss of HK$4,549,381 was recognised for the leasehold improvements. The Group has identified that its property, plant and equipment constitute a cash-generating unit that has been reporting persistent operating losses over 2 consecutive reporting periods. This sustained underperformance triggered a formal impairment assessment and a fully impairment loss has been made on the net carrying amount of assets.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

13. Right-of-use assets

Leased
properties
HK$

Cost

January 1, 2023	184,630,718

Additions	40,840,565
Modification	3,010,450
Exchange adjustments	(87)
Transfer to assets classified as held for sale	(33,467,904)

December 31, 2023	195,013,742

Additions	26,786,998
Modification	16,222,827
Written-off	(15,023,753)
Exchange adjustments	(1,964)

December 31, 2024	222,997,850

Accumulated depreciation

January 1, 2023	87,053,544

Charge for the year	48,467,296
Exchange adjustments	95
Transfer to assets classified as held for sale	(8,627,546)

December 31, 2023	126,893,389

Charge for the year	44,562,079
Written-off	(15,023,753)
Exchange adjustments	(1,663)

December 31, 2024	156,430,052

Impairment

January 1, 2023 and December 31, 2023	-

Provision	5,013,080

December 31, 2024	5,013,080

Net carrying amount

December 31, 2024	61,554,718

December 31, 2023	68,120,353

Net carrying amount (US$)
December 31, 2024	7,924,446

During the year, an impairment loss of HK$5,013,080 was recognised. The Group has identified that its right-of-use assets constitutes a cash-generating unit that has been reporting persistent operating losses over 2 consecutive reporting periods.

This sustained underperformance triggered a formal impairment assessment and a fully impairment loss has been made on the net carrying amount of assets.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

13.	Right-of-use assets (continued)

	2024	2024	2023
	US$	HK$	HK$

Expense relating to short-term leases	193,078	1,499,771	2,174,712

Variable lease payments not included in the measurement of lease liabilities	34,992	271,808	591,527

Expense relating to leases of low-value assets, excluding short-term leases of low value assets	939	7,295	-

Total cash outflow for leases #	7,202,491	56,257,499	56,745,464

#	Amount includes payments of principal and interest portion of lease liabilities and short-term leases.

For both years, the Group leases various offices and warehouses for its operations. Lease contracts are entered into for fixed term of 2 to 5 years. Lease terms are negotiated on an individual basis.

14. Deferred tax assets

		Losses available
	Accelerated	for offsetting
	tax	against future	Right-of-use	Lease
	depreciation	taxable profits	assets	liabilities	Total
	HK$	HK$	HK$	HK$	HK$

At January 1, 2023	2,316,374	1,665,519	(16,100,234)	17,533,710	5,415,369

Deferred tax credited to consolidated statement of profit or loss during the year	(526,957)	(305,994)	761,716	(1,180,296)	(1,251,531)

Transfer to assets classified as held for sale	176,837	(176,837)	4,098,659	(4,098,659)	-

At December 31, 2023	1,966,254	1,182,688	(11,239,859)	12,254,755	4,163,838

Deferred tax charged to consolidated statement of profit or loss during the year	4,397,749	299,731	1,083,330	(975,719)	4,805,091

At December 31, 2024	6,364,003	1,482,419	(10,156,529)	11,279,036	8,968,929

At December 31, 2024 (US$)	819,290	190,844	(1,307,533)	1,452,043	1,154,644

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

15. Deposits, prepayments and other receivables

	2024	2024	2023
	US$	HK$	HK$

Deposits (non-current)	1,403,072	10,898,645	10,893,489

Deposits (current)	1,617,547	12,564,617	12,091,760
Prepayments	698,852	5,428,473	3,438,446
Other receivables	903	7,017	44,552

	2,317,302	18,000,107	15,574,758

16. Amounts due from/to related companies, shareholders and directors

The amounts due from/to related companies, shareholders and directors are unsecured, interest-free and repayable on demand.

17. Inventories

	2024	2024	2023
	US$	HK$	HK$

Food and beverage and other operating items for restaurant operations	2,619,967	20,351,116	25,790,715

18. Trade receivables

	2024	2024	2023
	US$	HK$	HK$

Trade receivables	427,391	3,319,847	9,025,248

The following is an aged analysis of trade receivables net of allowance for credit losses presented based on the invoice dates and the date of rendering of services.

	2024	2024	2023
	US$	HK$	HK$

0-30 days	396,569	3,080,433	8,997,520
31-60 days	28,927	224,697	20,768
61-90 days	1,895	14,717	6,960

Total	427,391	3,319,847	9,025,248

Details of impairment assessment of trade and other receivables are set out in Note 28.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

19. Cash and cash equivalents

	2024	2024	2023
	US$	HK$	HK$

Savings accounts	7,015,781	54,496,479	44,409,500
Current accounts	7,998,688	62,131,411	50,464,311
Time deposit	-	-	50,000,000
Cash on hand	91,162	708,120	1,339,933

	15,105,631	117,336,010	146,213,744

Cash at banks earns interest at floating rates based on daily bank deposit rates.

20. Share capital

	2024	2024	2023
	US$	HK$	HK$

Ordinary shares at par value of US$0.0005 (December 31, 2023: HK$0.001) each

Authorised:
3,000,000,000 (December 31, 2023: 380,000,000) ordinary shares	1,500,000	11,700,000	380,000

Issued and fully paid:-
15,000,000 (December 31, 2023: 10,000) ordinary shares	7,531	58,500	10

A summary of movements in the Company’s share capital is as follows:

	Number of	Share
	issued	capital
	shares	HK$

At December 31, 2023	10,000	10

Issue of shares	30,600,000	119,340
Shares repurchase	(15,610,000)	(60,850)

At December 31, 2024	15,000,000	58,500

The Company is an exempted company incorporated in the Cayman Islands and the corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

On April 16, 2024, an aggregate of additional 29,835,000 ordinary shares of par value US$0.0005 (“Ordinary Shares”) totaled US$14,916.23 were issued to Galaxy Shine Company Limited and Thrivors Holdings Limited, the principal shareholders of the Company, for the reorganization transactions.

On April 16, 2024, the Company repurchased a total of 10,000 shares of par value HK$0.001 (“Repurchased HK$-denominated Shares”) at an aggregate consideration of HK$10 which was funded by the internal resources of the Company. All the Repurchased HK$-denominated Shares have been cancelled on the same day.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

20.	Share capital (continued)

On April 30, 2024, additional 765,000 ordinary shares were issued to Lui Hin Weng Samuel, an independent third party, to diversify its shareholder base on the condition that the Company’s initial public offering and listing is later consummated.

On June 7, 2024, the Company repurchased and immediately cancelled 10,875,150, 4,334,850 and 390,000 Ordinary Shares that were issued to Galaxy Shine Company Limited, Thrivors Holdings Limited

and Hin Weng Samuel Lui, respectively for the reorganization transactions.

The Company is authorised to issue one class of share. The holders of the Company’s ordinary shares are entitled to the following rights:

Voting Rights: Each share of the Company’s share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under the Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the directors of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of the Company’s business, the holders of the Company’s share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock, if any.

Other Matters: The holders of the Company’s share have no subscription, redemption or conversion privileges. The Company’s share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future. Fully paid ordinary shares shall be free from any restriction on transfer of shares.

21. Reserves

(i)	Exchange reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the consolidated financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

(ii)	Other reserves

a)	Merger reserve

It represents the effect of adopting merger accounting for common control combination.

b)	Surplus reserve

Pursuant to Taiwan company law, a Taiwan company is required to maintain a non-distributable surplus reserve when it commences to distribute dividend to its shareholders. Appropriations to the surplus reserve are required to be made at not less than 10% of profit after taxes and accumulated to the Taiwan company’s registered capital.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

22. Loans from related companies

The loans from related companies are repayable on demand or from March 2026 to October 2034. They carry interest at 2.5% p.a below HKD Prime Lending Rate or 3.5% to 4.13% (2023: 3.5% to 4.6%) per annum. The loans from related companies are unsecured.

Details of the repayment schedule in respect of the loans from related companies are as follows:-

	2024	2024	2023
	US$	HK$	HK$

Loans repayable:-
Within one year or on demand	2,018,353	15,677,958	15,161,771

In the second to fifth years, inclusive	2,959,055	22,985,054	32,598,417
More than five years	646,243	5,019,819	6,113,140
	3,605,298	28,004,873	38,711,557

	5,623,651	43,682,831	53,873,328

23. Lease liabilities

	2024	2024	2023
	US$	HK$	HK$

Lease liabilities payable:

Within one year	4,911,202	38,148,743	37,983,588
Within a period of more than one year but not more than 5 years	4,669,116	36,268,295	38,999,779

	9,580,318	74,417,038	76,983,367

Less: portion classified as current liabilities	(4,911,202)	(38,148,743)	(37,983,588)

Non-current liabilities	4,669,116	36,268,295	38,999,779

The incremental borrowing rates at 2.6% to 8.4% (2023: 2.6% to 8.4%) per annum.

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

Taiwan New Dollars
HK$

As at December 31, 2024	7,295

As at December 31, 2023	7,563

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

24. Provision for reinstatement costs

Under the terms of operating leases in respect of properties entered into try by the Group, the Group is required to reinstate the properties to the original physical condition at the end of the respective leases. Provision is therefore made for the best estimate of the expected costs that related to the restoration of the alternations made to the properties.

	2024	2024	2023
	US$	HK$	HK$

At beginning of year	691,324	5,370,000	4,800,000
Provision	190,533	1,480,000	1,800,000
Utilisation for the year	(25,748)	(200,000)	-
Write-off upon the expiration of leases	(173,797)	(1,350,000)	(700,000)
Transfer to liabilities classified as held for sale	-	-	(530,000)

At end of year	682,312	5,300,000	5,370,000
Less: portion classified as current liabilities	(324,420)	(2,520,000)	(730,000)

	357,892	2,780,000	4,640,000

25. Bank loans

The bank loans are repayable from August 2032 to June 2033. They contain a repayment on demand clause and therefore they are classified as current liabilities as at December 31, 2024. They carry interest at 2.5% per annum below the Prime Lending Rate. The bank loans are guaranteed by (i) HKMC Insurance Limited and (ii) personal guarantee, plus interest and other charges provided from the directors of the Group.

	2024	2024	2023
	US$	HK$	HK$

Bank loans repayable:-
Within one year	1,029,798	7,999,165	7,549,277

In the second to fifth years, inclusive	4,466,286	34,692,766	33,115,679
More than five years	3,539,395	27,492,958	37,089,303
	8,005,681	62,185,724	70,204,982

	9,035,479	70,184,889	77,754,259

26. Accruals and other payables

	2024	2024	2023
	US$	HK$	HK$

Accruals	2,489,214	19,335,471	17,913,415
Other payables (Note a)	738,980	5,740,176	5,342,137

	3,228,194	25,075,647	23,255,552

Note a:	Other payables included HK$2,290,851 related to customer loyalty programmes. The loyalty points give rise to a separate performance obligation because they provide a material right to the customer and a portion of the transaction price was allocated to the loyalty points awarded to customers.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

27.	Financial instruments by category

At the end of the reporting period, the Group’s financial assets and liabilities were classified at amortised cost.

28.	Financial risk management and fair values of financial instruments

(a)	Financial risk management

The Group is exposed to a variety of risks including credit risk, liquidity risk and interest rate risk arising in the normal course of its business activities.

The Company’s directors monitor the financial risk management of the Group and take such measures as considered necessary from time to time to minimise such financial risks.

(i)	Credit risk and impairment assessment

Other than those financial assets whose carrying amounts best represent the maximum exposure to credit risk, the group’s maximum exposure to credit risk which will cause a financial loss to the group arising from the amount of trade receivables by the group is disclosed in Note 18. The group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

Amounts due from related companies and shareholders

The Group considers that the credit risk arising from the remaining amounts due from related companies to be low. In assessing the ECL of amounts due from related companies, the directors of the Company have obtained financial information from these related companies to assess and monitor the credit risk at the end of the reporting period. In this regard, the directors of the Company consider that the Company’s credit risk has not increased significantly.

Trade receivables

The Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix. In addition, trade receivables in connection with bills settled through payment platforms with high credit rating and no past due history. The management of the Group considers these assets are short-term in nature and the estimated loss rate are low as the probability of default is negligible on the basis of high-credit-rating issuers, and accordingly, no expected credit loss was recognized.

Deposits

The Group makes periodic assessment on the recoverability of these balances based on historical records, past experience and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The directors believe that there is no significant increase in credit risk of these deposits since initial recognition and the Group provided impairment based on 12m ECL. The credit risk on the deposits is limited as these are paid to reputable landlords. The Group assesses the ECL for the amounts due are limited and no loss allowance is made for the years ended December 31, 2024.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

28.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(i)	Credit risk and impairment assessment (continued)

Cash and cash equivalents

The credit risks on bank balances are limited because the counterparties are banks/financial institutions with high credit ratings assigned by international credit-rating agencies.

The tables below detail the credit risk exposures of the Group’s financial assets which are subject to ECL assessment:-

	Notes	Internal credit rating	12-month or lifetime ECL	2024 Gross carrying amount	2024 Gross carrying amount	2023 Gross carrying amount
				US$	HK$	HK$
Financial assets at amortised cost

Trade receivables	18		Lifetime ECL (provision matrix)	427,391	3,319,847	9,025,248
Deposits and other receivables	15		12-month ECL	3,021,522	23,452,279	23,029,801
Amounts due from related companies	16	(Note 1)	12-month ECL	2,227,764	17,304,600	71,082
Amounts due from shareholders	16	(Note 1)	12-month ECL	9,540	74,100	10

Note1: These balances are repayable on demand.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

28.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Prudent liquidity risk management implies maintaining sufficient cash. The Group monitors and maintains a level of bank balances deemed adequate to finance the Group’s operations.

The maturity profile of the Group’s financial liabilities at the end of the reporting period, based on the contracted undiscounted payments, was repayable on demand.

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2024

Bank loans	10,013,806	40,055,223	28,845,729	78,914,758
Loans from related companies	16,802,118	24,606,150	5,379,624	46,787,892
Amounts due to directors	42,573,611	-	-	42,573,611
Amounts due to a related company	165,724	-	-	165,724
Lease liabilities	41,371,011	38,337,962	-	79,708,973
Trade payables	16,657,404	-	-	16,657,404
Other payables	5,740,176	-	-	5,740,176

	133,323,850	102,999,335	34,225,353	270,548,538

US$	17,163,877	13,259,953	4,406,112	34,829,942

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2023

Bank loans	10,255,376	41,110,965	39,820,388	91,186,729
Loans from related companies	16,937,200	35,750,789	6,803,280	59,491,269
Amounts due to directors	108,118,417	-	-	108,118,417
Amounts due to a related company	131,161	-	-	131,161
Lease liabilities	41,266,516	41,674,694	-	82,941,210
Trade payables	16,198,249	-	-	16,198,249
Other payables	5,342,137	-	-	5,342,137

	198,249,056	118,536,448	46,623,668	363,409,172

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

28.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s cash deposits, bank loans and loans from related companies with floating interest rates.

At December 31, 2024, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s profit after tax by approximately HK$594,000 (US$76,000) (2023: HK$372,000).

(b)	Fair values of financial instruments

The notional amounts of financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

The fair values of the amounts due from/to related companies, directors and the shareholders have not been determined as the timing of the expected cash flows of these balances cannot be reasonably determined because of the relationships.

29.	Share option

On April 30, 2024, the Group granted a consultant share option equivalent to 2.5% of total number of shares of the Company with no vesting period. According to the addition terms and conditions on the share option granted to the consultant, the share option is contingent upon the occurrence of a performance condition (i.e. the successful listed on Nasdaq), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment.

30.	Contingencies & Commitments

In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

31.	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximise shareholder value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the financial years ended December 31, 2024.

32.	Event after reporting period

On February 11, 2025, the Group has entered into loan agreements and supplemental letters with the directors of the Group and the related companies which had previously provided loans to the Group’s operating subsidiaries, pursuant to which the directors and the related companies agreed that the Group would not be required to repay such loans until 24 months later.

The Group’s management has evaluated subsequent events up to the date the consolidated financial statements were issued, pursuant to the requirements of IAS10.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

33.	Cash flows information

	Loan from related companies	Lease liabilities	Bank loans
	(Note 22)	(Note 23)	(Note 25)
	HK$	HK$	HK$

January 1, 2023	67,824,001	108,106,000	86,243,557

Changes from financing cash flows
Payment of bank loan	-	-	(8,489,298)
Interest paid for bank loan	-	-	(2,863,104)
Payment from loan from related companies	(13,950,673)	-	-
Interest paid for loan from related companies	(2,285,985)	-	-
Payment of principal portion of lease liabilities	-	(47,679,212)	-
Payment of interest portion of lease liabilities	-	(6,300,014)	-

Total changes from financing cash flows	(16,236,658)	(53,979,226)	(11,352,402)

Other changes
Increase in lease liabilities from entering into new lease (Note 13)	-	40,840,565	-
Increase in lease liabilities from modification (Note 13)	-	3,010,450	-
Interest on lease liabilities (Note 7)	-	6,300,014	-
Exchange difference	-	(181)	-
Interest on bank loan (Note 7)	-	-	2,863,104
Interest on loan from related companies (Note 7)	2,285,985	-	-
Transfer to liabilities classified as held for sale	-	(27,294,255)	-

Total other changes	2,285,985	22,856,593	2,863,104

December 31, 2023	53,873,328	76,983,367	77,754,259

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

33.	Cash flows information (continued)

	Loan from related companies	Lease liabilities	Bank loans
	(Note 22)	(Note 23)	(Note 25)
	HK$	HK$	HK$

Changes from financing cash flows
Payment of bank loan	-	-	(7,569,370)
Interest paid for bank loan	-	-	(2,645,713)
Payment from loan from related companies	(10,190,497)	-	-
Interest paid for loan from related companies	(1,950,246)	-	-
Payment of principal portion of lease liabilities	-	(48,883,789)	-
Payment of interest portion of lease liabilities	-	(5,594,836)	-

Total changes from financing cash flows	(12,140,743)	(54,478,625)	(10,215,083)

Other changes
Increase in lease liabilities from entering into new lease (Note 13)	-	26,786,998	-
Increase in lease liabilities from modification (Note 13)	-	16,222,827	-
Interest on lease liabilities (Note 7)	-	5,594,836	-
Written back on disposal	-	3,307,941	-
Exchange difference	-	(306)	-
Interest on bank loan (Note 7)	-	-	2,645,713
Interest on loan from related companies (Note 7)	1,950,246	-	-

Total other changes	1,950,246	51,912,296	2,645,713

December 31, 2024	43,682,831	74,417,038	70,184,889

December 31, 2024 (US$)	5,623,651	9,580,318	9,035,479

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

34.	Related party transactions

In addition to the transactions detailed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the year:-

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Sales of goods to related companies
- related companies (Note (a))	1,440,945	11,192,830	-	105,522
- a related company (Note (b))	-	-	22,298	187,430
- a related company (Note (c))	-	-	9,432	8,466
Rental income received from related companies (Note (a))	80,657	626,517	-	-
Rental expenses paid to related companies (Note (b))	478,288	3,715,200	4,188,400	4,110,000
Loan interest expenses paid to related companies (Note (b))	251,071	1,950,246	2,285,985	2,252,192
Storage expenses paid to related company (Note (b))	13,390	104,011	113,142	916,542
Management fee income from related companies (Note (a))	1,776,459	13,799,000	-	883,000

The above transactions were made at prices and terms in the normal course of business as agreed between the parties.

Note:

(a)	These are the related companies to the Group because some of the directors of the Group are part of the shareholders in these related companies.

(b)	These are related companies to the Group because some of the directors of the Group, are the close family member of the shareholder in this related company.

(c)	This is a related company to the Group because one of the directors of the Group, is a close family member of one of the shareholders in this related company.

Compensation of key management personnel and directors’ remuneration

The directors are considered the only key management personnel of the Company. Compensation of key management personnel of the Group during the year was as follows:

	2024	2024	2023	2022
	US$	HK$	HK$	HK$

Short-term employee benefits
- other emoluments	580,462	4,508,852	7,680,000	4,661,333
Employer’s contribution to defined contribution plans	9,848	76,500	108,000	108,000

	590,310	4,585,352	7,788,000	4,769,333

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2024, 2023 and 2022

34.	Related party transactions (continued)

As at December 31, 2024, the parent and ultimate holding company of the Company was Galaxy Shine Company Limited, which was incorporated in the Cayman Islands. The shareholders of Galaxy Shine Company Limited are Chau Oi Wai, Chung Hee Shun, Chau Oi Yee, Leung Man Kit and Chan Yuk Ming and their respective shareholdings in Galaxy Shine Company Limited are approximately 27.27%, 24.83%, 27.27%, 13.64% and 6.99%, respectively.

35.	New and amendments to IFRS in issue but not yet effective

The Group has not early applied the following new and amendments to IFRS that have been issued but are not yet effective:-

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IAS 21	Lack of Exchangeability[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[3]
IFRS 18	Presentation and Disclosure in Financial Statements[4]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[4]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after January 1, 2025.

3 Effective for annual periods beginning on or after January 1, 2026.

4 Effective for annual periods beginning on or after January 1, 2027.

Except for the new IFRS mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRS will have no material impact on the consolidated financial statements in the foreseeable future.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements. Whilst many of the requirements will remain consistent, the new standard introduces new requirements to present specified categories and defined subtotals in the income statement; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the primary financial statements and the notes. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.

IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after 1 January 2027, with early application permitted, and will be applied retrospectively. The application of the new standard is expected to affect the presentation of the income statement and disclosures in the future financial statements. The Company is still currently assessing the impact that IFRS 18 will have on the financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
2.1*	Description of Securities*
4.1*	Cybersecurity Policy
4.2*	Amended Audit Committee Charter
4.3*	Compensation Committee Charter
4.4*	Nomination Committee Charter
10.1	Facility letter dated June 23, 2022 between Nanyang Commercial Bank, Limited and Tak Moon Food Supplies Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
10.2	Facility letter dated July 4, 2022 between Nanyang Commercial Bank, Limited and Able Force Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
10.3	Facility letter dated July 4, 2022 between Nanyang Commercial Bank, Limited and All You Can Eat Grill Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
10.4	Facility letter dated July 5, 2022 between Nanyang Commercial Bank, Limited and Master Beef Hotpot Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.5	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and All You Can Eat Hotpot Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.6	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Amazing Hotpot Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
10.7	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Luk Koon Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
10.8	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and People Mountain People Sea Hotpot Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.9	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Taiwanese Barbecue Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.10	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Taiwanese Hotpot Limited incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.11	Form of Directors Agreement incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024.
10.12	List of Subsidiaries incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
11.1	Code of Ethics incorporated by reference to Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
11.2*	Insider Trading Policy*
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

116

12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

117

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: May 15, 2025	/s/ Ka Chun Lam
Ka Chun Lam, Chief Executive Officer (Principal Executive Officer)

Dated: May 15, 2025	/s/ Yin Yam Lam
Yin Yam, Lam, Chief Financial Officer (Principal Financial and Accounting Officer)

118