Form 20-F
period 2025-12-31
MASTERBEEF GROUP
filed 2026-05-15
CIK 2027265

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

17,155,000 Ordinary Shares, $0.0005 par value, at December 31, 2025

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

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and publish our financial statements in Hong Kong dollars, which is our functional currency.

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

REFERENCES

In this Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us,” the “Group” and the “Company” refer to MasterBeef Group and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are our British Virgin Islands wholly-owned subsidiaries: Masterbeef Limited, Anping Grill Limited, Tak Moon Food Supplies (BVI) Limited, Taiwanese Sweeties Limited, House of Talent (BVI) Limited, General’s Feast Limited and Worvity Limited, which in turn own wholly-owned subsidiaries in Hong Kong, including 27 operating subsidiaries operating in Hong Kong (collectively, the “Hong Kong Operating Subsidiaries”) and one operating subsidiary operating in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”). “Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them.

Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and its operating subsidiaries, are, together, referred to as the “Disposal Groups.”

“Initial Public Offering” or “IPO” refers to the closings on April 11, 2025 and May 16, 2025 of our initial public offering of 2,155,000 Ordinary Shares, including partial exercise of the underwriters’ over-allotment option, at a public offering price of $4.00 for total gross proceeds of $8,620,000.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A.	DISCLOSURES REGARDING HAVING OUR OPERATIONS IN HONG KONG

We are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of our operations conducted by our Hong Kong Operating Subsidiaries located in Hong Kong. Our principal executive offices are also located in Hong Kong. Hong Kong is a special administrative region of the People’s Republic of China (“China” or the “PRC”) and the basic policies of the PRC regarding Hong Kong are reflected in Hong Kong’s Basic Law. Due to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. See Item 3.D. “Risk Factors. Risks Related to Doing Business in Hong Kong - “The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares” below.

Our Ordinary Shares are shares of the Company, a Cayman Islands holding company, and not shares of our Operating Subsidiaries. Our investors will not directly hold equity interests in our Operating Subsidiaries.

Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law in December 2020, our Ordinary Shares may be prohibited from trading on a U.S. exchange if our auditor cannot be fully inspected by the Public Company Accounting Oversight Board (the “PCAOB”). The HFCAA originally prohibited foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years beginning in 2021. On December 16, 2021, the PCAOB issued a determination (the “Determination Report”) that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by authorities in those jurisdictions, and the PCAOB included in the Determination Report a list of the accounting firms that are headquartered in the PRC or Hong Kong. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023 (the relevant portion of which is referred to as the “AHFCAA”), the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

On March 24, 2021, the SEC adopted interim final rules, which were amended and finalized on December 2, 2021, requiring companies that the SEC has identified as having filed an annual report containing an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in that foreign jurisdiction (“Commission-Identified Issuers”) to submit documentation to the SEC establishing that they are not owned or controlled by a governmental entity in that foreign jurisdiction. The final rule also clarifies that, in addition to providing the required disclosures for itself, a Commission-Identified Issuer must provide the required disclosures about any consolidated operating company, such as a VIE. Further, the rule provides notice regarding the procedures the SEC has established to identify Commission-Identified Issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC (the “SOP”), pursuant to which the PCAOB has independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. The Determination Report as to mainland China and Hong Kong was vacated by the PCAOB as of December 15, 2022 as a result of the PCAOB’s having been able to conduct extensive and thorough inspections and investigations of mainland China and Hong Kong firms in 2022 under the SOP; however, if the PCAOB encounters any impediment, in the future, to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by an authority in either jurisdiction, it may issue new determinations consistent with the HFCAA.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in April 2022. Onestop Assurance PAC’s office is located in Singapore and during the fiscal years ended December 31, 2025, 2024 and 2023, and through the date of this Annual Report, they do not have any documentation related to their audit reports located in China. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to any PCAOB determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms. However, to the extent that our auditor’s work papers may, in the future, become located in a jurisdiction that does not allow PCAOB full inspection rights, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange, including Nasdaq, and in the over-the-counter trading market. In addition, our investors would be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected. See Item 3.D. “Risk Factors. Risks Related to Doing Business in Hong Kong – Under the HFCAA, if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong, and if our auditor is located in Hong Kong or the PRC in the future, it could result in the prohibition of trading in our securities by our not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors,” below.

PRC Regulatory Actions

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we do not have a variable interest entity structure and our business does not implicate cybersecurity or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or what the potential impact of any such modified or new laws and regulations will be on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange.

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

The enforcement of laws and rules and regulations in China can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our operations and/or the value of our Ordinary Shares. See “Item 3.D. “Risk Factors - The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties that could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our securities,” below.

All of our operations are conducted in Hong Kong, a special administration region of China with its own governmental and legal system that is independent from mainland China. As a result, Hong Kong has its own distinct rules and regulations. Hong Kong’s and the PRC’s legal systems are evolving and have inherent uncertainties that could limit the legal protection available to our investors. Moreover, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or Hong Kong based on U.S. or other foreign laws, and the ability of U.S. authorities to bring actions in the Cayman Islands or Hong Kong may also be limited. See Item 3.D. “Risk Factors - Risks Related to Our Company” and “- Risks Related to our Securities.”

Transfers of Cash To and From Our Subsidiaries

Our management closely monitors the cash position of our Group to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Executive Officer and Executive Directors.

The ability of MasterBeef Group to transfer cash to its Hong Kong Subsidiaries is subject to the following: due corporate authorization in accordance with the memorandum and articles of association of MasterBeef Group (the “Memorandum and Articles of Association”) and MasterBeef Group being solvent and able to pay its debts. MasterBeef Group is permitted under the laws of the Cayman Islands and its Memorandum and Articles of Association to provide funding to our Operating Subsidiaries incorporated in the British Virgin Islands and Hong Kong through loans or capital contributions. MasterBeef Group’s wholly-owned subsidiaries formed under the laws of the British Virgin Islands (the “BVI Subsidiaries”) are permitted under the laws of the British Virgin Islands to provide funding to our Hong Kong Operating Subsidiaries subject to certain restrictions laid down in the British Virgin Islands Business Companies Act (as amended) and to the memorandum and articles of association of the relevant BVI Subsidiary.

The ability of the BVI Subsidiaries, the direct subsidiaries of MasterBeef Group, to transfer cash to MasterBeef Group is subject to the following: according to the British Virgin Islands Business Companies Act (as amended), the BVI Subsidiaries may make dividend distributions to the extent that, immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

The ability of MasterBeef Group’s subsidiaries incorporated in Hong Kong (the “Hong Kong Subsidiaries”) to transfer cash to the BVI Subsidiaries is subject to the following: according to the Companies Ordinance of Hong Kong, the Hong Kong Subsidiaries may only make a distribution out of profits available for distribution. As of the date of this Annual Report, we have not adopted and do not maintain any cash management policies and procedures with respect to the size or means of such transfers.

Currently, all of our operations are in Hong Kong. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law. The arrangement provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems” and a distinct set of laws and regulations. The laws and regulations of mainland China do not currently have any impact on the transfer of cash from MasterBeef Group to our Hong Kong Subsidiaries or from our Hong Kong Subsidiaries to MasterBeef Group and U.S. investors. There are currently no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollars (“HKD”) into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between MasterBeef Group and our Hong Kong Subsidiaries, across borders and to U.S. investors, or to distribute earnings from our Hong Kong Subsidiaries to MasterBeef Group and U.S. investors and for amounts owed. However, there can be no assurance that the flow of cash in or out of Hong Kong would not be restricted or prohibited. To the extent the Company’s cash or assets in the business are in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Operating Subsidiaries by the PRC government to transfer cash or assets. Any restrictions, prohibitions, interventions or limitations on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which could have a material adverse effect on our ability to conduct our business.

During the years ended December 31, 2025, 2024 and 2023, MasterBeef Group, the BVI Subsidiaries and the Operating Subsidiaries have not distributed any cash dividends or made any other cash distributions.

The significant cash transfers among the Operating Subsidiaries during the years ended December 31, 2025, 2024 and 2023 are summarized below:

Purchase of food ingredients

Tak Moon Food Supplies Limited, the Operating Subsidiary responsible for the purchase of food ingredients from external suppliers mainly in Hong Kong, received approximately HK$191,394,000, HK$190,154,000 and HK$187,730,000 in the financial years ended December 31, 2025, 2024 and 2023, respectively, from the other Operating Subsidiaries as payments and deposits for their food supplies. Tak Mei Food Supplies Limited, a subsidiary of the Company responsible for the purchase of food ingredients from external suppliers mainly in Taiwan, received approximately HK$12,042,673, HK$15,178,000 and HK$12,553,000 in the financial years ended December 31, 2025, 2024 and 2023, respectively, from Tak Moon Food Supplies Limited as payments for its food supplies.

Management fees

House of Talent Limited, the Operating Subsidiary responsible for human resources functions of the Group, received approximately HK$147,969,000 HK$161,651,000 and HK$160,902,000 in the financial years ended December 31, 2025, 2024 and 2023, respectively, from the other Operating Subsidiaries as management fees for the provision of manpower resources to the other Operating Subsidiaries.

Funding and deposits

Approximately HK$14,500,000, HK$65,627,000 and HK$67,719,000 were transferred among the Operating Subsidiaries in the financial years ended December 31, 2025, 2024 and 2023, respectively, primarily for: (i) funding or repayment of funding for the initial set up costs of certain new restaurants among the relevant Operating Subsidiaries; (ii) consolidating idle cash from various Operating Subsidiaries for the purpose of making time deposit placements in 2023; and (iii) reallocating the idle cash to various Operating Subsidiaries upon maturity of the time deposit placements in 2024.

Miscellaneous

Approximately HK$4,868,000, HK$9,945,000 and HK$7,713,000 were transferred among the Operating Subsidiaries in the financial years ended December 31, 2025, 2024 and 2023, respectively, primarily for various other purposes, including but not limited to: (i) the repayments of miscellaneous expenses (such as renovation and design costs, rent and rates, advertising and marketing expenses, professional service fees, cleaning expenses and printing expenses) paid on behalf of certain Operating Subsidiaries by the other Operating Subsidiaries; and (ii) the resale of equipment among certain Operating Subsidiaries.

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

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. Subject to due corporate authorization in accordance with the Memorandum and Articles of Association of MasterBeef Group and MasterBeef Group being solvent and able to pay its debts, we are permitted under the laws of the Cayman Islands and our Memorandum and Articles of Association to provide funding to our subsidiaries through loans or capital contributions. Our Hong Kong Subsidiaries are permitted under the laws of Hong Kong to provide funding to us through dividend distributions subject to certain statutory requirements of having sufficient profits.

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

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange to transfer cash between us and our subsidiaries, across borders and to U.S. investors, nor are there any restrictions and limitations to distribute earnings from our business and subsidiaries, to us and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Further, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The PRC laws and regulations do not currently have any impact on transfer of cash from us to our Hong Kong Subsidiaries nor from our Hong Kong Subsidiaries to us, our shareholders or U.S. investors. However, in the future, funds may not be available to fund operations or for other use outside of Hong Kong, due to the imposition of restrictions and limitations on our ability or on our subsidiary’s ability to transfer cash. Any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business and might materially decrease the value of our ordinary shares or cause them to be worthless. Currently, all of our operations are in Hong Kong through the Hong Kong Subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a VIE structure with any entity in mainland China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The PRC laws and regulations do not currently have any material impact on transfer of cash from us to our Hong Kong Subsidiaries or from our Hong Kong Subsidiaries to us and U.S. investors. However, in the future, restrictions or limitations may be imposed on our ability to transfer money out of Hong Kong, to distribute earnings and pay dividends to and from the other entities within our organization, or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our Hong Kong Operating Subsidiaries. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact the ability or way we conduct our business, could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected and such measures could materially decrease the value of our Ordinary Shares, potentially rendering it worthless.

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

We believe that our success and the strength of our competitive position depend to a large extent on the market recognition of our brands, including Master Beef (牛大人) and Anping Grill (安平燒肉). Over the years, our brands have received various certifications and awards. (See “Item 4. Information on the Company - Business of MasterBeef Group - Awards and recognitions” in this Annual Report.) Our ability to protect and enhance the value of our brands is significant to our continued success. Any incident that erodes consumer trust in or affinity for our brands could significantly reduce their value. We can be adversely affected by negative publicity, whether accurate or not, regarding food quality issues, public health concerns, illness, safety, injury or government or industry findings concerning our restaurant outlets or others across the restaurant industry supply chain. To the best of our Directors’ knowledge, information and belief, we are not aware of any customer complaints seeking material compensation that could have a material adverse effect on our business and results of operations during the three years ended December 31, 2023, 2024 and 2025 and up to the date of this Annual Report. Nevertheless, if there are a significant number of complaints or claims against us, even if meritless or unsuccessful, they could force us to divert management and other resources from our business concerns and result in negative publicity. Customers may lose confidence in our brands, which may lead to a decline in the number of customer visits and business of our restaurant outlets.

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

Our Group’s future growth relies on our ability to open and operate new restaurant outlets to expand our restaurant network in a profitable manner. For details, see “Item 4. Information on the Company - Business of MasterBeef Group - Business Strategies” in this Annual Report. The restaurant industry in Hong Kong is highly competitive. Our Operating Subsidiaries’ ability to successfully open new restaurant outlets is subject to a number of risks and uncertainties, including without limitation: (i) identifying suitable locations and/or securing leases on reasonable terms; (ii) timely securing necessary governmental approvals, licenses and permits; (iii) our ability to hire quality personnel; (iv) our ability to control renovation and development costs; (v) timely delivery of renovation works; (vi) securing sufficient customer demand; (vii) securing adequate suppliers and inventory that meet our quality standards on timely basis; (viii) the impact of cannibalization (which is the reduction of the sales of our own products as a consequence of our introduction of another similar product) due to proximity to an existing location; and (ix) the general economic conditions.

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

Our continuous introduction of new menu items is a measure to cope with ever-changing customer preferences and remain competitive in the market. In the past, our Hong Kong Operating Subsidiaries have launched a number of new menus, side dishes and drinks with a view to catering to our customers’ changing tastes and dietary habits. We believe our future success depends, to a large extent, on our ability to offer new menu items and refine our existing dishes based on evolving market trends and tastes, dietary habits, expectations, and other preferences of our target customers. We cannot assure that our restaurant outlets’ existing and new menu items will continue to attract and be accepted by our target customers in the future. If we fail to anticipate or react to the latest food trends or customer preferences, we may lag behind our Hong Kong Operating Subsidiaries’ competitors in developing and introducing dishes which appeal to our customers, which could in turn cause us to lose our competitiveness, and our Hong Kong Operating Subsidiaries’ business and results of operations could be adversely affected.

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

We rely on individuals to hold all the liquor licenses of our restaurant outlets

All holders of the liquor license of each of our restaurant outlets are our Hong Kong Operating Subsidiaries’ employees as of the date of this Annual Report. Pursuant to the Dutiable Commodities (Liquor) Regulations (Chapter 109B of the Laws of Hong Kong) (the “DCR”), any transfer of a liquor license must be conducted in the prescribed form with the consent of the liquor license holder. In case of illness or temporary absence of the liquor license holder, the secretary of the Liquor Licensing Board may in his/her discretion authorize any person to manage the licensed premises upon application by the liquor license holder. For details, see “Item 4. Information on the Company - Regulatory Environment” below.

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

Our profitability depends to a large extent on our ability to anticipate and react to fluctuation in the supply, quality or costs of food ingredients. Our Operating Subsidiaries generally do not enter into any long-term contracts with our suppliers and we therefore only have a limited ability to control the prices of food ingredients that our Operating Subsidiaries purchase from our suppliers. The prices of food ingredients may fluctuate and be volatile, and are subject to factors beyond our control, including availability, seasonal fluctuations, climate conditions, natural disasters, general economic conditions, global demand, governmental policies and regulations and exchange rate fluctuations. Our suppliers may also be affected by higher costs due to increasing labor costs, importation costs and other expenses that they pass through to us, which will in turn lead to higher costs for food ingredients supplied to us. If we are unable to pass these increased costs to our customers, our profit margins, business and results of operations could be adversely affected.

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

In addition, if the relevant government authority concludes that any of our restaurant outlets is unable to meet the required hygiene standards or that we fail to comply with any of the conditions attached to our licenses, approvals or permits, we may be required to take steps to comply with the relevant laws and regulations or may face revocation of our licenses, approvals or permits or suspension of the operations of the relevant restaurant. Any failure to comply with existing laws, or future legislative changes, could cause us to incur significant compliance costs or expenses, or result in imposition of fines or penalties against us or suspension of some or all of our business, which could materially adversely affect our financial condition and results of operations. For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item. 4. Information on the Company - Regulatory Environment” below.

The restaurant business is required to comply with new and existing environmental protection laws and regulations, and it may have a material adverse impact on us.

Our restaurant business is subject to various environmental protection laws and regulations in Hong Kong in relation to pollution, treatment of waste and waste collection. For instance, we are required to obtain and maintain a water pollution control license for each of our restaurant outlets. Moreover, the bill of the Waste Disposal (Charging for Municipal Solid Waste) (Amendment) Ordinance 2021 to implement municipal solid waste (“MSW”) charging was passed by the Legislative Council in Hong Kong on August 26, 2021. In line with the “polluter-pays” principle, all waste disposed of by residential and non-residential premises (including commercial and industrial sectors) in Hong Kong will be subject to charging based on its quantity. MSW charging will cover (i) domestic waste such as household waste and (ii) commercial and industrial waste such as waste arising from shops, restaurants, hotels, offices, markets in private housing estates. After the implementation of MSW charging, members of the public are required to wrap their waste properly in designated bags or affix a designated label on it before disposal at the designated locations. It constitutes an offence if members of public dispose of waste that has not been properly wrapped in designated bags or affixed with designated labels at the designated enforcement points, or hand it over to the staff of the Food and Environmental Hygiene Department’s refuse collection points or contractors, or the drivers or staff of the relevant refuse collection vehicles. In addition to the additional costs incurred for MSW charging based on the quantity of waste that is disposed of from our restaurant outlets, any failure to comply with existing environmental protection laws and regulations or future legislative changes could cause us to incur significant compliance costs or expenses or result in imposition of fines or penalties against us or suspension of some or all of our business, which could materially adversely affect our financial condition and results of operations. The Hong Kong government previously announced that it intends to defer the implementation of MSW charging and assess the readiness of society with a view to reporting to the Legislative Council of Hong Kong towards mid-2025. As of the date of this Annual Report, the Hong Kong government has decided not to proceed with the MSW charging scheme. Instead, the government is pivoting to a strategy focused on voluntary public participation in waste reduction and recycling efforts. This decision comes after significant public opposition and concerns about the impact on the cost of living and businesses.

Further if our Operating Subsidiaries fail to comply with the relevant applicable environmental policies and laws and regulations, not only may we be involved in costly litigation or subject to penalties or other sanctions imposed by the relevant governmental authorities, our reputation may also be adversely affected, resulting in a loss of business as our customers may be less inclined to dine in an environmentally non-compliant restaurant chain. For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item 4. Information on the Company - Regulatory Environment” below.

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

Salary levels of employees in the restaurant industry in Hong Kong have been on the rise in recent years. During the three years ended December 31, 2025, 2024 and 2023, our Group’s staff costs amounted to approximately HK$150.2 million (approximately US$19.3 million), HK$169.6 million and HK$177.9 million, respectively, representing approximately 32.7%, 33.6% and 33.4% of our Group’s total revenue, respectively, of the corresponding year. Our operations in Hong Kong are required to comply with the statutory minimum wage requirements, and as of the date of this Annual Report, the statutory minimum wage rate is HK$42.1 per hour, which went into effect May 1, 2025 and is applicable to both full-time and part-time employees.

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

All of our operations are in Hong Kong. However, current PRC laws and regulations may influence our operations, which could result in a material change in our operations and/or the value of our Ordinary Shares.

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

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and any online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

On February 17, 2023, with the approval of the State Council, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers who organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

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

However, if there are any changes in relation to Hong Kong’s common law legal system, this may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of our Hong Kong Operating Subsidiaries. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce contractual rights of our Hong Kong Operating Subsidiaries, resulting in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of our securities.

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

Under the HFCAA, if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in mainland China or Hong Kong, and if our auditor is located in Hong Kong or the PRC in the future, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors

The HFCAA, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 29, 2022, as part of the Consolidated Appropriations Act, 2023 (the relevant portion of which is referred to as the “AHFCAA”), the time period for the delisting of foreign companies under the HFCAA was reduced from three consecutive years to two consecutive years.

On December 16, 2021, the PCAOB announced the PCAOB Determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB Determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in mainland China or Hong Kong, it could result in the prohibition of trading in the securities of companies audited by those firms by their not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist their securities.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it had completed a test inspection of two selected auditing firms in mainland China and Hong Kong and had voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the PCAOB could issue a new determination report and companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

Our auditor, Onestop Assurance PAC, the independent registered public accounting firm that issued the audit report included in this Annual Report, is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in April 2022. Onestop Assurance PAC’s office is located in Singapore and during the fiscal years ended December 31, 2025, 2024 and 2023, and through the date of this Annual Report, they do not have any documentation related to their audit reports located in China. Therefore, we do not believe that, as of the date of this Annual Report, we or our Ordinary Shares are affected by the HFCAA in that our auditor is subject to PCAOB inspection in Singapore. However, to the extent that our auditor’s work papers may, in the future, become located in in a jurisdiction that does not allow PCAOB full inspection rights, our Ordinary Shares could be delisted and prohibited from trading on a U.S. exchange, including Nasdaq, and in the over-the-counter trading market. The inability of the PCAOB to conduct inspections of our auditors’ work papers would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

If, for any reason, in the future, our auditor or its workpapers related to the audit of the Company are subsequently located in mainland China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses - secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the HKAA into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including then Hong Kong chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of the United States Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

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

On August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the People’s Republic of China (the “PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of PRC natural persons outside the territory of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulate that operators of critical information infrastructure purchasing network products and services, and online platform operators (each an “Operator”, and together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which took effect from January 1, 2025, and further regulated the process of important data, the security management of cross-border data transfer, the obligation of network platform operator and the protection of personal information. The Regulations on Network Data Security Management also stipulate that any entity or individual conducting network data processing activities outside the PRC to the detriment of the PRC national security, the public interest, or the lawful rights and interests of citizens or organizations shall be investigated for legal responsibility in accordance with law.

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

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers who organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

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

Recent statements, laws and regulations by the PRC authorities, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert oversight over the securities offerings that are conducted overseas and/or foreign investments in China-based issuers. As of the date of this Annual Report, in the opinion of our PRC legal counsel, GFE Law Office, these requirements do not directly apply to our Hong Kong Operating Subsidiaries. Whether such requirements apply to us in the future will be subject to applicable laws and regulations at that time. If our future securities offerings are subject to review by the CSRC or the CAC, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities, we could incur time and costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

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

Our operations at restaurant outlets and the central kitchen are subject to regulation under various applicable laws and regulations in Hong Kong, including without limitation, the Food Business Regulation (Chapter 132X of the Laws of Hong Kong) (the “FBR”), the Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (the “PHMSO”), the Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (the “WPCO”), the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”) and the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”). For a description of the laws and regulations that are material to our businesses in Hong Kong, see “Item 4. Information on the Company - Regulations” While we endeavor to maintain compliance with all applicable laws and regulations in our operations, there is no assurance that we will be compliant with them at all times. Failure to comply with such applicable laws and regulations could subject us to investigation or even enforcement actions, penalties or other criminal sanctions, which could adversely impact our business, results of operations and financial condition. In addition, applicable legal and regulatory requirements are evolving, and to comply with and adapt to the latest requirements may increase compliance costs and create other obligations, financial or otherwise, which could adversely affect our business, results of operations and financial condition.

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

Our results of operations could be adversely affected by global or regional economic, political and health conditions. A global financial crisis or global or regional political and economic instability (including changes in inflation, interest rates and overall economic conditions and uncertainties), wars, terrorism, civil unrest, outbreaks of disease (for example, COVID-19) and other unexpected events (such as supply chain constraints or disruptions) could cause extreme volatility, increase our costs and disrupt our business. Business disruptions could include, among others, disruptions to our commercial activities due to supply chain or distribution constraints or challenges, as well as temporary closures of our restaurant outlets and the facilities of suppliers or contract manufacturers in our supply chain. For example, these macroeconomic factors could affect the ability of our current or potential future manufacturers, sole source or single source suppliers, licensors or licensees to remain in business or otherwise manufacture or supply components, materials or services relevant to our services.

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

We became a public company in April 2025. Public company compliance may make it more difficult to attract and retain officers and Directors. The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. Being a public company has increased our compliance costs for 2025 and beyond, and has made certain activities more time consuming and costly. It also has made it more difficult and expensive for us to obtain director and officer liability insurance and, if those costs increase in the future, we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board or as Executive Officers.

We have limited experience operating as a public company.

We have limited experience conducting our operations as a public company. As a public company, we face enhanced administrative and compliance requirements, which result in substantial costs. The majority of our Directors and Executive Officers have no prior experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

We are a foreign private issuer and, as a result, are not subject to U.S. proxy rules but are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Because we qualify as a foreign private issuer under the federal securities laws and although we follow Cayman Islands laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders who profit from trades made in a short period of time to file public reports of their stock ownership and trading activities and liability; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, which aims at preventing issuers from making selective disclosures of material information. As a result of the above, even though we are contractually obligated and intend to make interim reports available to our shareholders, copies of which we are required to furnish to the SEC on a Form 6-K, and even though we are required to file reports on Form 6-K disclosing whatever information we have made or are required to make public pursuant to the laws of the Cayman Islands or distribute to our shareholders and that is material to our Company, you may not have the same protections afforded to shareholders of companies that are U.S. domestic issuers.

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

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require independent directors to meet on a regular basis without management present;

●	adopt a formal written compensation committee charter and nominating and corporate governance committee charter;

●	have a compensation committee of at least two members, each of whom must be an independent director. and/or to have a nominating and corporate governance committee each of whom must be an independent director;

●	nominate directors in a vote in which only independent directors participate, or a nominations committee comprised of a majority of the board of director’s independent directors;

●	for any meeting of the holders of common stock have a quorum of more than 33 1/3% of the outstanding shares of the company’s common voting stock;

●	seek shareholder approval in certain circumstances prior to an issuance of securities in connection with the acquisition of the stock or assets of another company;

●	seek shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states and we are allowed to rely on home country practice with respect to certain corporate governance matters. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our Board or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state.

Risks Related to Ownership of our Securities

If an active trading market for our Ordinary Shares is not maintained and the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

On May 16, 2025, we completed our IPO of 2,155,000 Ordinary Shares at a public offering price of US$4.00 per share and our Ordinary Shares began trading on April 10, 2025 on the Nasdaq Capital Market under the trading symbol “MB.”

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

Our Ordinary Shares are listed on Nasdaq. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable continued listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

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

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Hong Kong that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following: (i) fluctuations in our revenues, earnings and cash flow; (ii) changes in financial estimates by securities analysts; (iii) addition or departures of key personnel; (iv) release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; (v) potential litigation or regulation investigations; (vi) actual or anticipated differences in our estimates, or in the estimates of analysts, for our Operating Subsidiaries’ revenues, earnings, results of operations, level of indebtedness, liquidity or financial condition; (vii) announcements by us or our competitors of significant business developments, changes in service provider relationships, acquisitions or expansion plans; (viii) future issuances, sales, repurchases or anticipated issuances, sales, resales or repurchases, of our securities; (ix) changes in the prices of our food offerings and services; (x) failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us or our failure to meet these estimates or the expectations of investors; (xi) new laws, regulations, subsidies or credits or new interpretations of existing laws applicable to us; (xii) market conditions in our industry; (xiii) changes in the estimation of the future size and growth rate of our markets; and (xiv) other events or factors, including those resulting from infectious diseases, health epidemics and pandemics, natural disasters, war, acts of terrorism or responses to these events.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

We may issue preferred shares, the terms of which could adversely affect the voting power or value of Ordinary Shares.

Our Memorandum and Articles of Association authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designations, preferences, limitations and relative rights, including preferences over our Ordinary Shares respecting dividends and distributions, as our Board may determine. The terms of one or more classes or series of preferred shares could adversely impact the voting power or value of our Ordinary Shares. For example, we might grant holders of preferred shares the right to elect some number of our Directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred shares could affect the residual value of our Ordinary Shares.

If securities analysts were to downgrade our Ordinary Shares, publish negative research or reports or fail to publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The trading market for our Ordinary Shares depends, to some extent, on the research and reports that securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts. We do not currently have and may never obtained research coverage by securities analysts. If no or few securities analysts commence coverage of us, the trading price of our Shares would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us should downgrade our Shares or publish negative research or reports, cease coverage of our company or fail to regularly publish reports about our business, our competitive position could suffer, and our share price and trading volume could decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 17,155,000 Ordinary Shares issued and outstanding. The 2,155,000 Ordinary Shares sold in our IPO and the 1,815,000 Ordinary Shares registered under the Securities Act in conjunction with our IPO are freely tradable without restriction or further registration under the Securities Act, and other Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

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

As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, the Exchange Act, related regulations of the SEC and the requirements of Nasdaq, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements occupies and will continue to occupy a significant amount of time of our Board and management and significantly increases our costs and expenses. We need to: (i) maintain a more comprehensive compliance function; (ii) comply with rules promulgated by Nasdaq; (iii) continue to prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws; (iv) establish new internal policies, as required; and (v) involve and retain to a greater degree outside counsel and accountants in the above activities.

Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness in the future, which could have a significant and adverse effect on our business, financial condition, results of operations and reputation.

We are subject to a requirement, pursuant to Section 404 of the Sarbanes-Oxley Act, to conduct an annual review and evaluation of our internal control over financial reporting and furnish a report by management on, among other things, our assessment of the effectiveness of our internal control over financial reporting each fiscal year beginning with the year following our first annual report required to be filed with the SEC. However, because we are an emerging growth company, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the earlier of the fifth year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. Ensuring that we have adequate internal control over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that must be evaluated frequently. Establishing and maintaining these internal controls is costly and may divert management’s attention.

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

Certain companies with public floats comparable to our public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of their businesses and that may have resulted from market manipulation activities by unrelated third parties. We have experienced similar volatility, which makes it difficult to assess the value of our Class A Ordinary Shares and may result in a significant decline in the value of our Ordinary Shares.

Our Ordinary Shares have been subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with public floats comparable to ours have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective companies’ underlying performance. Although the specific cause of such volatility is unclear, it may be the direct result of unrelated third parties engaged in prohibited market manipulation activities. Some factors that may underlie extreme stock price run-ups followed by rapid price declines include, but are not limited to, the following:

1.	General market and industry conditions including the following:

●	tariffs;

●	disruptions in logistics; and

●	global geopolitical and military actions such as currently occurring in Ukraine and the Middle East.

2.	The Company’s own operations including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

3.	Actions by unrelated third parties over whom the Company has no control including:

●	Coordinated social media “pump and dump” schemes whereby third party adverse actors seek to artificially increase the price of a stock, which immediately causes a price collapse potentially resulting in adverse effects on our financial condition and operations, loss of investor confidence, regulatory scrutiny and potential trading suspensions.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

The relatively small size of our public float may amplify the impact that actions taken by a few unrelated shareholders, over whom we have no control, have on the price of our Ordinary Shares. Such actions may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares have experienced a decline, and may continue to experience either run-ups or declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, and which may have resulted or may, in the future result, from market manipulation activities by unrelated third parties over whom we have no control or from such unrelated their parties engaging in prohibited market manipulation activities, such as “pump and dump” schemes. Prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines or if such investors purchase our Ordinary Shares prior to any price decline.

Holders of our Ordinary Shares may not be able to readily liquidate their investments or may be forced to sell at depressed prices due to low trading volume and, therefore, investors may experience losses on their investment in our Ordinary Shares. Furthermore, extreme volatility may confuse public investors regarding the value of our stock, distort the market perception of our stock price and our financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we continue to encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

Shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities, even if such instability was the result of third parties over whom the company had no control and who had engaged in prohibited market manipulation activities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Overview

We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. As of the date of this Annual Report, through our Hong Kong Operating Subsidiaries, we operate 12 restaurant outlets under our Master Beef and Anping Grill brands, which, together, generated approximately 94.1% of our revenue for the financial year ended December 31, 2025. According to a report that we commissioned from Frost & Sullivan, a global market research company (the “Frost & Sullivan Report”), in 2023, our Master Beef brand ranked first among the specialty and the Taiwanese hotpot restaurant chain brands in Hong Kong in terms of revenue, and our Group, comprising our Master Beef and Anping Grill brands, ranked first in the overall Taiwanese cuisine market in Hong Kong with a market share of approximately 9.7% in terms of revenue.

Our Group’s history began in 2019 when our founders, Ms. Oi Wai Chau, Ms. Oi Yee Chau, Ms. Tsz Kiu So, Mr. Ka Chun Lam and Mr. Shing Yan Lee, identified the untapped potential of the mid-range Taiwanese hot pot market in the highly competitive dining scene of Hong Kong. They decided to capitalize on this opportunity by establishing a semi-self-service hotpot brand called “Master Beef Taiwanese Hotpot All You Can Eat” which focused on providing high-quality hotpot experiences at reasonable prices. The brand’s first restaurant was unveiled at King Wah Centre in Mong Kok in Kowloon, Hong Kong and quickly gained popularity which we believe was due to our providing an authentic Taiwanese hotpot experience and excellent value for the money.

We subsequently expanded during the COVID-19 pandemic period and established multiple brands, namely Anping Grill, Chubby Bento, Chubby Noodles and Bao Pot, diversifying our operations into Taiwanese grill, Taiwanese bento, Taiwanese noodles and Taiwanese stone pot. To streamline the corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group disposed of its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders. Immediately prior to the disposal, we were operating three Chubby Bento outlets, two Chubby Noodles outlets and one Bao Pot outlet in Hong Kong. As of the date of this Annual Report, the Group operates 12 restaurant outlets under the brands of Master Beef and Anping Grill.

Reorganization

On December 30, 2022, as part of a reorganization prior to our IPO and listing on Nasdaq, Tak Moon Holdings Limited, a holding company incorporated on May 29, 2019 under the laws of Hong Kong, transferred all of its shares in three wholly-owned subsidiaries incorporated in Hong Kong, namely, Anping Grill (HK) Limited, Taiwanese Barbecue Limited and All You Can Eat Grill Limited, to Anping Grill Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands. Subsequently, Masterbeef Limited, a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands, acquired all of the shares of Tak Moon Holdings Limited, the holding company of the majority of the Operating Subsidiaries from its shareholders Oi Wai Chau, Hee Shun Chung and Tsz Kiu So. Two wholly-owned subsidiaries of the Company incorporated in the British Virgin Islands, namely House of Talent (BVI) Limited and Tak Moon Food Supplies (BVI) Limited, acquired all of the shares of two companies in Hong Kong, namely House of Talent Limited and Tak Moon Food Supplies Limited. Upon completion of such reorganization, all of the Hong Kong Subsidiaries became wholly-owned subsidiaries of the respective BVI Holding Companies.

The reorganization also included the following transactions:

●	Issuance of an aggregate of 7,150 and 2,850 HK$-denominated Ordinary Shares to our shareholders Galaxy Shine Company Limited (“Galaxy Shine”) and Thrivors Holdings Limited (“Thrivors”), respectively, on May 5, 2022 (the “2022 Issuance”);

●	Issuance of an aggregate of 21,332,025 and 8,502,975 Ordinary Shares, together an aggregate of 29,835,000 Ordinary Shares, to Galaxy Shine and Thrivors, respectively, in proportion to their existing shareholdings on April 16, 2024 (the “2024 Issuance to Founders”). At the same time as the 2024 Issuance to Founders, we repurchased and immediately cancelled all of the HK$-denominated Ordinary Shares that were issued to Galaxy Shine and Thrivors in the 2022 Issuance;

●	Issuance of an aggregate of 765,000 Ordinary Shares to Hin Weng Samuel Lui, an advisor to the Company, to diversify our shareholder base on April 30, 2024 on the condition that our IPO and listing is consummated (together with the 2024 Issuance to Founders, the “2024 Issuances”); and

●	Repurchase and immediate cancellation of 10,875,150, 4,334,850 and 390,000 Ordinary Shares that were issued to Galaxy Shine, Thrivors and Hin Weng Samuel Lui, respectively, on June 7, 2024.

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

On May 14, 2025, Dominari Securities LLC, as the representative of the underwriters of the Initial Public Offering partially exercised its over-allotment option to purchase an additional 155,000 Ordinary Shares of the Company at the public offering price of US$4.00 per share (the “Option”) for gross proceeds of $620,000. The closing for the sale of the over-allotment shares took place on May 16, 2025.

In conjunction with our IPO, we registered 1,815,000 Ordinary Shares on behalf of certain reselling shareholders. We have not and will not receive any proceeds from the sale of Ordinary Shares by the reselling shareholders.

Corporate Structure

MasterBeef Group is a holding company incorporated in the Cayman Islands as an exempted company with limited liability on May 5, 2022. We have no substantive operations other than holding all of the issued share capital of seven holding companies incorporated in the British Virgin Islands (the “BVI Holding Companies”). The BVI Holding Companies have no substantive operations other than holding directly or indirectly all of the issued share capital of the Hong Kong subsidiaries, which include around 27 operating subsidiaries incorporated in Hong Kong (the “Hong Kong Operating Subsidiaries”), and one operating subsidiary incorporated in Taiwan (together with the Hong Kong Operating Subsidiaries, the “Operating Subsidiaries”).

We conduct all of our restaurant operations through the Hong Kong Operating Subsidiaries. The following chart summarizes our current corporate structure as of the date of this Annual Report:

Thrivors Holdings Limited
Galaxy Shine Company Limited
Lai Yee Joyce Chang
Public Shareholders
20.10%
52.56%
4.20%
23.14%
MasterBeef Group
Cayman Islands
100%
Masterbeef Limited
BVI
Anping Grill Limited
BVI
Tak Moon Food Supplies (BVI) Limited
BVI
Taiwanese Sweeties Limited
BVI
House of Talent (BVI) Limited
BVI
General's Feast Limited
BVI
Worvity Limited
BVI
100%
100%
100%
100%
100%
100%
100%
Tak Moon Holdings Limited
Hong Kong
Anping Grill (HK) Limited
Hong Kong
Tak Moon Food Supplies Limited
Hong Kong
Taiwanese Sweeties (HK) Limited
Hong Kong
House of Talent Limited
Hong Kong
Generals Feast (HK) Limited
Hong Kong
Worvity (HK) Limited
Hong Kong
100%
100%
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
5. Wide Fame Limited
Hong Kong
Tak Mei Food Supplies Limited
Taiwan
1. Big Assets Limited
2. Mad Label Limited
Hong Kong
Vast Happiness Limited
Hong Kong
Wider Rise Limited
Hong Kong

Our principal office is located at Units 1509-10, 15/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong. Our telephone number is +852 3953 9388. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

Recent Developments

Listing on Frankfurt Stock Exchange

On September 5, 2025, we announced that our Ordinary Shares are now dual listed on the Quotation Board of the Frankfurt Stock Exchange (the “Secondary Listing”) and trading under the symbol “J0M.” This Secondary Listing is intended to enhance the liquidity of the Ordinary Shares, which currently trade on the Nasdaq Capital Market, and broaden our shareholder base.

The Frankfurt Stock Exchange is the world’s third oldest and twelfth largest stock exchange by market capitalization. It is owned and operated by Deutsche Borse AG and Borse Frankfurt Zertifikate AG.

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

●

Franchising. To accelerate our expansion, we plan to offer overseas franchising opportunities for our restaurant brands. This would allow entrepreneurs or investors to open and operate franchised outlets under our established brands, following standardized processes and systems. We have plans to pursue franchising or to enter into joint ventures with local food and beverage businesses in target markets outside Hong Kong, including Singapore and other Southeast Asian countries. These partnerships would allow us to leverage the local expertise and resources of our partners, enabling smoother market entry and operations in foreign territories.

As of the date of this Annual Report, we have entered into a franchise arrangement with a Thailand company to introduce a premium gelato brand from Thailand to the Hong Kong market as part of our expansion into the dessert market. We expect to open the first Thailand gelato shop in Hong Kong with an anticipated launch in summer 2026, marking our initial step in rolling out the brand locally. Depending on the performance of the first location, prevailing market conditions and appropriate commercial and financial assessments, we will evaluate opportunities to open additional Thailand gelato shops over time.

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

In terms of digitalization and investing in technology solutions, we are exploring the use of AI-powered robots as waiters to serve our customers in our restaurant outlets. These robot waiters may improve operational efficiency by streamlining order processing and reducing labor cost. These robots are capable of transmitting orders to the kitchen, performing stock-taking of inventories, minimizing errors and expediting food preparation. Additionally, these robots may free up human staff members to focus on other important aspects of customer service, such as providing personalized recommendations, addressing specific dietary requirements, and ensuring a welcoming and comfortable atmosphere. As of the date of this Annual Report, our Hong Kong Operating Subsidiaries do not use any robots in their operations, and there can be no assurance we will do so.

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

Fully utilize our central kitchen to maximize its capabilities and drive profitability

As our restaurant network expands, our Hong Kong Operating Subsidiaries intend to continue to utilize our central kitchen to streamline our food production and supply chain. In addition to supplying food ingredients to our restaurant outlets, our Hong Kong Operating Subsidiaries have been selling our branded food products from time to time, including our signature hotpot soup base, which is prepared and packaged in our central kitchen and then sold at our selected restaurant outlets. We have also been distributing and selling our branded semi-finished food products from time to time in retail outlets, supermarkets and online platforms, which we believe will generate additional revenue streams and elevate our brand awareness.

In 2025, our central kitchen commenced preparing food products such as marinated meat for other food businesses. Our central kitchen collaborates with other food suppliers or businesses to produce food items under their private labels or brand names. By leveraging the central kitchen’s infrastructure and quality control measures, we have created and can continue to create new revenue streams by working with businesses that seek to outsource their food production.

By embracing both the production of semi-finished food products and food products for other food businesses, the central kitchen can maximize its efficiency, generate additional revenue streams and establish itself as a reliable and versatile food production hub.

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

During the first quarter of 2024, we opened two new Taiwanese noodles outlets under the brand of Chubby Noodles in Hong Kong. To streamline the Group’s corporate structure and recalibrate business strategies and resources, on May 14, 2024, the Group sold its operations in Chubby Bento, Chubby Noodles and Bao Pot to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties.

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
(Tuen Mun)
(Tsuen Wan)
(Sha Tin)
(Mong Kok)
KOWLOON
(Kwun Tong)
(Tsim Sha Tsui)
(Tseung Kwan O)
(Causeway Bay)
HONG KONG ISLAND

Key: The names of the restaurant outlets are set out below their respective logos.

Master Beef （牛大人）	Anping Grill （安平燒肉）

The table below sets out the location, year of commencement of operation, approximate gross floor area, approximate seating capacity and approximate average spending per customer of each restaurant outlet of our Group as of December 31, 2025.

No.	Brands	Location	Year of commencement of operation	Approximate gross floor area (square feet)	Approximate seating capacity	Approximate average spending per customer(1) (HK$)
1	Master Beef	King Wah Centre, Mong Kok	2019	6,000	190	334
2	Master Beef	Tai Hung Fai (Tsuen Wan) Centre, Tsuen Wan	2020	8,900	280	316
3	Master Beef	Causeway Bay Plaza 2, Causeway Bay	2020	7,300	250	318
4	Master Beef	Carnarvon Plaza, Tsim Sha Tsui	2020	13,000	320	286
5	Master Beef	Hollywood Plaza, Mong Kok	2020	9,400	260	292
6	Master Beef	Crocodile Center, Kwun Tong	2021	10,700	260	289
7	Master Beef	Chanway Shopping Centre, Sha Tin	2021	10,900	180	262
8	Master Beef	YOHO MALL II, Yuen Long	2022	7,200	240	277
9	Master Beef	Popcorn, Tseung Kwan O	2023	5,500	190	280
10	Anping Grill	Chong Hing Square, Mong Kok	2020	7,700	240	370
11	Anping Grill	Tai Hung Fai (Tsuen Wan), Tsuen Wan	2021	8,900	200	357
12	Anping Grill	Popcorn, Tseung Kwan O	2023	3,900	140	335

(1)	Calculated by dividing catering income generated from restaurant operations (excluding takeaway orders) for the year by total customers served for the year.

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

●	Concept development and planning. In this stage, we define the concept of the restaurant outlets, including the cuisine, target market, ambiance, and overall theme. Market research and feasibility studies are conducted to assess the viability and potential success of the concept. Location selection and lease negotiations take place, considering factors such as foot traffic, accessibility and market demand.

●	Design and construction. Architectural and interior design plans are developed, considering the concept, brand identity and customer experience. Construction and renovation work takes place, including structural modifications, installation of equipment and interior finishes. Permits and licenses are obtained, ensuring compliance with local regulations and building codes.

●	Menu development and training. The head chef and our Executive Directors create and refine the menu, considering the concept, target market and ingredient availability. Menu items are tested, and recipes are finalized, ensuring consistency and quality. Staff training programs are developed and implemented, covering areas such as food preparation, customer service and brand standards.

●	Pre-opening and marketing. Marketing plans are executed, including branding, advertising, social media campaigns and public relations efforts. Pre-opening activities, such as soft openings and menu tastings, may be organized to generate interest from the public and gather feedback from customers. Operational systems and processes are finalized, and final staff training takes place.

●	Grand opening and post-opening operations. The restaurant officially opens its doors to the public, and regular operations begin. Ongoing monitoring and adjustments are made to optimize operations, address customer feedback and ensure a smooth dining experience. Performance metrics such as revenue, customer satisfaction and profitability are tracked, and adjustments may be made as necessary.

Our Restaurant Operation and Management

We employ a management structure designed to promote efficiency in supervising, directing and supporting our operation and management:

(i)	headquarters management: At the headquarters level, there are directors and managers who oversee the overall strategic direction and operations of our business. This includes making high-level decisions related to brand development, food procurement, expansion plans, financial management, marketing strategies and human resources. The headquarters management team is responsible for setting goals, establishing policies and procedures and ensuring the smooth functioning of the entire organization;
(ii)	regional management: Our Hong Kong Operating Subsidiaries have regional managers who oversee the operations of multiple restaurant outlets within a specific geographical region. These managers are responsible for ensuring that each restaurant outlet operates efficiently, adheres to company standards and meets financial and operational targets. They provide guidance and support to the restaurant-level management teams, monitor performance, implement marketing initiatives and address any operational challenges that may arise; and
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

Central kitchen and logistics

Our Hong Kong Operating Subsidiaries have been using our central kitchen to centralize the part of the procurement, processing, preparation, distribution and quality control of our food ingredients since July 2021. The categories of food that are produced in our central kitchen include raw meat, cooked meat, fried food, desserts, soup base, soy sauce, processed ingredients and packaged soup for retail. The operation flow of our central kitchen is summarized below:

(i)	recipe development: Our head chef creates recipes for semi-finished food products with the purpose of standardizing the quality and taste of the product to be served in the restaurant outlets;
(ii)	ingredient procurement and inventory management: Our central kitchen is responsible for sending procurement requests to our procurement team to source for ingredients and to manage the inventory of ingredients needed for food production. This involves ensuring quality and freshness, and maintaining proper stock levels to meet the demands of our restaurant outlets;
(iii)	food preparation and production: Monthly and weekly production plans are implemented according to our restaurant outlets’ demand and stock level. Our central kitchen carries out food preparation and production based on the production plan. Our chefs and kitchen staff follow standardized recipes and procedures to ensure consistency and quality across all restaurant outlets. This may involve various cooking techniques, such as grilling, frying, roasting or steaming, depending on the specific dishes being prepared;
(iv)	quality control and assurance: Our central kitchen maintains strict quality control measures to ensure that the food produced meets our standards. This involves regular inspections of ingredients, monitoring of the cooking processes and taste testing to ensure flavor and texture consistency. Any deviations or issues in quality are addressed promptly;
(v)	packaging and storage: Once the food is prepared, it is appropriately packaged to maintain freshness and hygiene during transportation to our restaurant outlets. Our central kitchen ensures proper labeling and storage of the packaged food, following the food safety guidelines and regulations; and
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

New Menu Development

In our restaurant outlets, we regularly update and develop our menus with new and exciting dishes, incorporating seasonal ingredients and experimenting with unique flavors and culinary techniques. The development of our menus involves the following stages:

(i)	idea generation: This stage involves brainstorming and generating ideas for new menu items or product concepts. It may involve input from various sources, such as customer feedback, market research, head chefs and regional chefs and management;
(ii)	concept development: Once ideas are generated, the next stage is to develop and refine the concepts. This includes determining the target audience, defining the unique selling points and outlining the key features of the menu item or product. Collaboration between head chef, marketing teams and management is crucial at this stage;
(iii)	recipe creation and testing: After the concept is finalized, the head chef works on creating the recipes for the new menu item or product. This involves experimenting with ingredients, flavors, cooking techniques and portion sizes to achieve the desired taste and presentation. Multiple iterations and taste tests may be conducted to refine the recipes;
(iv)	cost analysis and sourcing: Once the recipes are finalized, a cost analysis is conducted to determine the feasibility and profitability of the menu item or product. This includes evaluating ingredient costs, portion sizes and pricing strategies. Concurrently, the procurement team works on identifying reliable suppliers and ensuring the availability of ingredients in the required quantities;
(v)	menu evaluation and testing: Before launch, our new menu item or product goes through a comprehensive evaluation and testing phase. This may involve conducting taste tests with internal staff and management, gathering feedback and making necessary adjustments to the recipe or presentation; and
(vi)	launch and monitoring: Once the menu item or product passes the evaluation and testing phase, it is ready for launch. The marketing team develops promotional strategies, and the culinary team ensures proper training of the staff for its preparation and presentation. After the launch, the performance and reception of the new menu item or product are closely monitored, and adjustments may be made based on customer feedback and sales data.

Procurement

The flow of our procurement process can be divided into the following stages:

(i)	ingredient sourcing: The procurement team consolidates the menu requirements and source for ingredients with cost considerations;
(ii)	vendor selection: Suitable vendors are identified based on quality, reliability, pricing and adherence to food safety standards. Contracts and pricing agreements are negotiated;
(iii)	sampling: for new ingredients, samples are requested and tested by our head chef, Chief Executive Officer, Chief Operating Officer and Executive Directors, who approve the item considering its quality;
(iv)	purchase ordering: Once the item is approved, the procurement team creates purchase orders for the required ingredients, supplies and equipment based on the menu plans and inventory needs. Orders are then placed with approved vendors;
(v)	order tracking: The team tracks the status of orders, ensuring timely delivery and resolving any issues with vendors; and
(vi)	receiving and inspection: Upon delivery, the warehouse team/kitchen staff members of outlets inspect the received items for quality, quantity and adherence to specifications. The invoice amount is then logged on the accounting systems for settlement while some invoices are settled by cash on delivery. Any discrepancies are reported and resolved.

Suppliers

For each of the three years ended December 31, 2025, 2024 and 2023, our Operating Subsidiaries purchased from over 130 food ingredient suppliers.

Our five largest food ingredient suppliers

During the three years ended December 31, 2025, 2024 and 2023, our purchases from our five largest food ingredient suppliers amounted to approximately HK$66.9 million, HK$56.4 million and HK$70.1 million, respectively, representing approximately 40.4%, 35.3% and 43.5% of our total food ingredient purchases, respectively. Our purchases from the largest food ingredient supplier for the three years ended December 31, 2025, 2024 and 2023 amounted to approximately HK$23.2 million, HK$14.3 million and HK$19.6 million, respectively, representing approximately 14.0%, 9.0% and 12.2% of our total food ingredient purchases, respectively. As of the date of this Annual Report, our business relationship with our five largest food ingredient suppliers for the three years ended December 31, 2025, 2024 and 2023 remained stable and the years of relationship ranged from over three years to over five years. All of our five largest food ingredient suppliers during the three years ended December 31, 2025, 2024 and 2023 are located in Hong Kong and are independent third parties.

Supplier selection and management

Our Executive Directors, headquarter teams and regional teams are involved in the food ingredients supplier selection process, including the selection, evaluation, inspection and approval of each supplier prior to their engagement. Our procurement staff selects suppliers based on a rigorous qualification and approval process. This includes conducting market research and considering referrals to identify potential suppliers that meet our requirements for reputation, track record, product quality, pricing and adherence to industry standards and regulations. We evaluate potential supplier’s financial stability, manufacturing capabilities and ability to meet our volume and delivery requirements.

Our procurement staff also assesses suppliers based on their compliance with food safety regulations, certifications and quality management systems, as well as their pricing structure and overall cost competitiveness. Suppliers are required to provide documentation such as food safety certifications, product specifications and quality control processes to demonstrate their commitment to safety and quality. In order to ensure consistent quality and food safety, regular supplier audits, product samplings and laboratory testing are conducted to assess the suppliers’ facilities, processes and food safety management systems. In addition, our procurement staff conducts background checks of potential suppliers such as the nature of the business, date of establishment, business registration certificates and relevant license produced, and price of food ingredients.

All our restaurant outlets obtained their food ingredients from multiple suppliers for each type of food and there was no reliance on any one single supplier during the three years ended December 31, 2023, 2024 and 2025. As of the date of this Annual Report, we maintain a list of approved suppliers for food ingredients comprising over 200 suppliers. In addition, our procurement staff conducts quality review from time to time and at least once a year to ensure that the quality of our approved suppliers meets our standards, including those in relation to the quality of food ingredients, quality of customer service, delivery efficiency, discounts and offers available. The annual review will be subject to the approval of our Executive Directors, headquarter team and regional teams.

During the three years ended December 31, 2023, 2024 2025, our Operating Subsidiaries did not experience any food supply interruption, early termination of any contractual arrangement with suppliers or failure to secure sufficient quantities of food materials that imposed material adverse impact on our operations. Our Operating Subsidiaries have implemented certain policies, such as comparing quotations from multiple suppliers, sourcing from pre-approved suppliers, monitoring settlement of purchases by our head office and setting out our policy on prevention of bribery and corruption in our employee handbook to prevent any kickback arrangements with our suppliers.

Our Operating Subsidiaries have not entered into any long-term contracts with our suppliers, which our Executive Directors consider to be in line with market practice. Our Operating Subsidiaries generally place our orders of food ingredients on an as-needed basis and based on the quotation provided by our suppliers. Our Operating Subsidiaries then issue a purchase order to the selected supplier, specifying the agreed-upon terms, quantities, delivery dates and any other relevant details.

Sales and Marketing

Customers

Due to the nature of our business, our Hong Kong Operating Subsidiaries’ customers are mainly retail customers from the general public. As such, our Directors consider that it is not practicable to identify the five largest customers or the largest customer for the three years ended December 31, 2023, 2024 and 2025. To our knowledge, none of our Hong Kong Operating Subsidiaries’ customers accounted for 5% or more of our Group’s total revenue for the three years ended December 31, 2023, 2024 and 2025 and we did not rely on any single customer during the three years ended December 31, 2023, 2024 and 2025. In line with the industry practice, during the three years ended December 31, 2023, 2024 and 2025 and up to the date of this Annual Report, none of our Operating Subsidiaries have entered into any long-term contract with our Hong Kong Operating Subsidiaries’ customers.

Our membership scheme

We value our customers and operate our membership schemes with a view to promoting repeated patronage from our customers and building our brand loyalty.

Our Hong Kong Operating Subsidiaries offer a membership scheme for Master Beef and Anping Grill with different tiers to enhance customer loyalty and drive repeat business. The silver tier is available upon sign-up and provides general benefits such as sign-up bonus coupons and periodic special offers. The gold tier is achieved through expenditure and offers additional coupons and more offers. The diamond tier is for frequent customers and provides premium benefits including exclusive offers and coupons. This approach offers benefits including increased customer loyalty, enhanced customer engagement and budget-friendliness for customers. The membership scheme also provides us with an additional channel to obtain a better understanding of our customer preferences, visit frequency and spending pattern, which allow us to counteract accordingly.

The number of our members increased by approximately 5.5% from approximately 566,000 members as of December 31, 2024 to approximately 597,000 members as of December 31, 2025; the number of our members increased by approximately 7.6% from approximately 526,000 members as of December 31, 2023 to approximately 566,000 members as of December 31, 2024, after the disposal of the Sold Group. The number of our members increased by approximately 20.5% from approximately 437,000 members as of December 31, 2022 to approximately 526,000 members as of December 31, 2023.

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

In addition, our Hong Kong Operating Subsidiaries adopted an all-you-can-eat model in our Master Beef and Anping Grill restaurant outlets and we charge customers a fixed price for dining at our all-you-can-eat restaurants within a stipulated time period which is generally two to three hours.

Our Hong Kong Operating Subsidiaries review the menus of our restaurants and develop new menus quarterly. Our Hong Kong Operating Subsidiaries regularly update our menus with new dishes incorporating seasonal ingredients and experimenting with unique flavors and culinary techniques. Our Hong Kong Operating Subsidiaries charge customers a standard service fee of 10% which will be recognised as our Hong Kong Operating Subsidiaries’ revenue.

Marketing strategies

We aim to promote our business and establish a strong brand identity by adopting different marketing strategies. In terms of advertising and traditional marketing collaterals, we engage in outdoor advertising such as billboards or signage in the buildings that we are leasing for our restaurant outlets. We distribute printed materials at our restaurant outlets or strategic locations that are close by. For social media channels, we actively communicate to our customers in social media platforms such as Facebook and Instagram. We create official brand accounts and share enticing food photos, videos and updates to engage with our target customers. Social media marketing allows for targeted advertising, influencer collaborations and interactive campaigns to drive brand awareness and customer engagement. We invite influencers to review our restaurant outlets, create sponsored content or host influencer events to showcase our menu offerings. In addition, we occasionally form partnerships with other businesses to create cross-promotions and joint events, as well as cross-over products in order to generate further media coverage.

Quality Control

Procurement

●	Quality specifications. Our Operating Subsidiaries establish detailed quality specifications for ingredients and raw materials. These specifications outline the required quality standards, such as freshness, appearance, size and any specific certifications or standards that the suppliers must meet.

●	Supplier evaluation. Our Operating Subsidiaries have a supplier evaluation process in place to assess the reliability and quality of potential suppliers. This may involve conducting audits, sampling and testing of ingredients and reviewing documentation such as certificates of analysis or quality assurance from the suppliers.

Storage

●	Proper storage conditions. Our Operating Subsidiaries establish guidelines for proper storage conditions to maintain the quality and safety of ingredients. This may include temperature controls, storage duration limits, and segregation to prevent cross-contamination.

●	First-expires, first-out (“FEFO”). Our Operating Subsidiaries implement a FEFO system to minimize the risk of spoilage, and maintain freshness. The warehouse system is set to be assigned picking according to expiration date.

Production and Service

●	Standardized recipes. Our Hong Kong Operating Subsidiaries develop standardized recipes that outline the required ingredients, quantities, cooking methods and presentation standards. These recipes help maintain consistency and quality across different outlets.

●	Standard operating procedures (“SOPs”). SOPs provide step-by-step instructions for food preparation, handling and service. They ensure that staff follows consistent practices, maintain hygiene and adhere to food safety requirements.

●	Quality inspections. Regular quality inspections are conducted during production and service to ensure compliance with the standards. This may involve visual inspections, taste tests, temperature checks and adherence to portion control guidelines.

●	Adopting hazard analysis and critical control points (“HACCP”). HACCP is a systematic approach to identify and control potential hazards in food production. It involves identifying critical control points, implementing control measures and monitoring procedures to ensure food safety. We adopt HACCP throughout all stages of our food preparation in our central kitchen.

●	Adopting ISO 22000: 2018. ISO 22000: 2018 is an internationally recognised standard for food safety management systems. It provides a comprehensive framework for implementing and maintaining food safety practices, including risk assessment, communication and continual improvement. We adopt ISO 22000: 2018 throughout all stages of our food preparation in our central kitchen.

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

Employees

As at December 31, 2025, the Operating Subsidiaries had 336 full-time employees. The following table illustrates the number of the Group’s full-time employees categorized by different functions:

Function	Number of full-time employees
Human resources and administration	3

Marketing	7

Production	26

Warehousing	8

Purchasing	7

Project	1

Accounting	12

Restaurant operation	267

Senior management	5

Total	336

The Operating Subsidiaries enter into employment agreements with their full-time employees that contain standard confidentiality provisions.

Aside from full-time employees, as of December 31, 2025, the Operating Subsidiaries had 170 part-time employees.

The Operating Subsidiaries have not experienced any material labor disputes in the past, and we consider our relations with our employees to be good. As of the date of this Annual Report, none of the Operating Subsidiaries’ employees are represented by a labor union.

Our Awards and Recognition

Since the commencement of operation of our first Master Beef restaurant outlet in 2019, we have received various awards and recognitions for our Master Beef and Anping Grill brands from various magazines and websites including Weekend Weekly Magazine, OpenRice website and Dianping website. In particular, we received the “Voted by the Public as Must Eat Restaurant - Must Eat Hotpot (全民公投必吃食店 - 必吃火鍋)” and “Must Eat Restaurant in Hong Kong - Must Eat Hotpot (全港必吃食店 - 必吃火鍋)” for our Master Beef brand from Weekend Weekly Magazine for five consecutive years from 2020 to 2024 and for 2024, respectively. We also received the “OpenRice Best Restaurant Awards - Prestigious Award (優秀開飯熱店大賞 - 至尊餐廳大獎)” from 2023 to 2024, and “OpenRice Best Restaurant Awards - Best Hotpot Restaurant Gold Award (優秀開飯熱店大賞 - 最佳火鍋店金獎)” from OpenRice website for our Master Beef brand in 2023. In addition, we were shortlisted in the “Dianping’s Must-eat List (大眾點評必吃榜)” for our Master Beef and Anping Grill brands by Dianping website in 2023. In 2025, we received the “OpenRice Best Restaurant Awards (Hotpot Category) – Silver Award (OpenRice開飯熱店火鍋店類別– 銀獎)” from OpenRice website and “U Food “My Favorite Food Awards” (U Food 我最喜愛火鍋店)” from U Food for our Master Beef brand.

Furthermore, since 2022, the food safety management system of our central kitchen has been accredited with the ISO 22000: 2018 certification, whereas the HACCP management system of our central kitchen has been accredited with the ACI - HACCP certification.

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

Brand Awareness: Brand awareness builds trust and credibility among customers. When people are familiar with a catering brand and have positive associations with it, they are more likely to choose that brand over others. Reputation and trust are particularly important in the catering industry, where customers rely on the quality, reliability, and professionalism of the service provided. The leading market participants have established a strong presence on popular social media platforms like Facebook and Instagram, which creates visually appealing and engaging content that showcases their catering services, menu items, and events.

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

Our Competition

We face competition in Hong Kong’s food and beverage industry in general. Our competitors include both new and well-established hotpot restaurant chains and general restaurant chains. Our main competitors include, among others, Cou Cou, Epot, Beef Station and Haidilao for hotpot restaurant chains, and LH Group and Taste Gourmet for general restaurant chains which adopt a similar multi-brand strategy.

We compete on the basis of quality and taste of our food offerings, affordability of our food offerings, dining atmosphere, customer satisfaction, service and restaurant location. In particular, we seek to offer high-quality food at a competitive price through our differentiated pricing strategy. In addition, we believe that our strong presence on social media platforms such as Facebook and Instagram has resulted in high engagement rates, indicating that our marketing efforts have resonated well with our target audience. As at December 31, 2025, we are proud to have an aggregate of approximately 597,000 members in our membership schemes. We believe that the fact that these members make repeat purchases demonstrates their loyalty and satisfaction with our food offerings.

We believe that when compared to our major competitor, we have a more vibrant brand image, a larger fan base and higher social media presence and engagement, and that this unique positioning sets us apart and gives us a competitive edge in the market.

Overall, our sales and marketing strategy has been effective in building brand awareness, gaining market share and fostering customer engagement and loyalty. We are confident that our approach surpasses that of our competitors, allowing us to excel in the industry and maintain a strong position in the market. We believe that we are well-positioned to compete effectively with existing and new competitors on the basis of the above factors. However, our competitors may have longer operating histories, greater brand recognition, greater human resources, more capital, better supplier relationships and larger customer bases.

Insurance

For the three years ended December 31, 2023, 2024 and 2025, we mainly maintained insurance policies material to our operations against all property risks, business interruption, public liability and employees’ compensation.

We are of the view that the coverage of insurance policies taken out by us is adequate for our operation in all material aspects and is in line with the standard industry practice in Hong Kong. As of the date of this Annual Report, we have not made, or been the subject of, any material insurance claim.

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

Food business operators are required to train up their staff or appoint qualified persons to take up the post of hygiene manager and/or hygiene supervisor. According to “A Guide to Application for Restaurant Licences (November 2025 Edition)” published by the FEHD, one of the criteria for the issuance of a provisional restaurant license or full general restaurant license is the submission of a duly completed nomination form for hygiene manager and/or hygiene supervisor together with a copy of the relevant course certificate(s).

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

Laws and Regulations on Environmental Protection

Water pollution control license

Discharges of trade effluents into specific water control zones are subject to the control of the Director of Environmental Protection (the “DEP”) under the WPCO. Under section 8(1) of the Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (the “WPCO”), a person who discharges (i) any waste or polluting matter into the waters of Hong Kong in a water control zone; or (ii) any matter into any inland waters in a water control zone which tends (either directly or in combination with other matter which has entered those waters) to impede the proper flow of the water in a manner leading or likely to lead to substantial aggravation of pollution, commits an offence and under section 8(2) of the WPCO, where any such matter is discharged from any premises, the occupier of the premises also commits an offence.

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

However, section 12(1)(b) of the WPCO provides that a person does not commit an offence under sections 8(1), 8(2), 9(1) or 9(2) of the WPCO if the discharge or deposit in question is made under, and in accordance with, a water pollution control license. Under section 15(4) of the WPCO, the DEP may grant a water pollution control license on terms and conditions that are relevant to the discharge as he thinks fit, such as the discharge location, provision of wastewater treatment facilities, maximum allowable quantity, effluent standards, self-monitoring requirements and keeping records. Under section 20(5) of the WPCO, a water pollution control license may be granted for a period of not less than two years, subject to payment of the prescribed license fee and continuous compliance with the requirements under the relevant laws and regulations.

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

Under section 73 of the PEO, a person who contravenes section 68(1), 69(1), 70(1) or 72(1) of the PEO commits an offence and is liable on conviction to a fine of HK$100,000. It is, however, a defense to establish that the relevant person exercised due diligence to avoid committing the offence. If the DEP has reason to believe that a person is committing or has committed an offence under section 73(1) of the PEO, he may give the person a notice in the specified form offering the person an opportunity to discharge the person’s liability for the offence by paying a fixed penalty of HK$2,000 within 21 days after the date on which the notice is given.

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

Minimum Wage Ordinance

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a statutory minimum wage at an hourly rate for every employee employed under the EO. The statutory minimum wage is currently HK$43.1 per hour with effect from May 1, 2026. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employees by the MWO is void.

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

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”) regulates the duty of which an occupier of premises owes to his visitors in respect of dangers due to the state of the premises or to things done or omitted to be done on them. It imposes a statutory common duty of care on an occupier of a premise to exercise reasonable care of the premise in all circumstances so as to ensure that his visitors will be reasonably safe in using the premise for the purpose for which he is invited or permitted by the occupier to be there.

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

Other Regulations Related to Our Business Operations

Business Registration Ordinance

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) applies to every business in Hong Kong. Section 5 of the BRO provides that every person carrying on any business must register with the Inland Revenue Department and obtain a business registration certificate within one month of the commencement of business. Under section 12 of the BRO, a valid business registration certificate or branch registration certificate is also required to be displayed at the place of business to which the certificate relates.

Under section 15 of the BRO, any person who fails to make any application as required under section 5 or fails to display a valid business registration certificate or a valid branch registration certificate as required under section 12 shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Inland Revenue Ordinance

Section 14 of the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”) provides that profits tax shall be charged on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business (excluding profits arising from the sale of capital assets). Schedule 8B of the IRO sets out the two-tiered rates of profits tax imposed on corporations from the year of assessment commencing on or after April 1, 2018. Corporations are subject to profits tax rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Personal Data (Privacy) Ordinance

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. A “data user” is defined as any person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of personal data. Non-compliance with any of the Data Protection Principles may result in a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy and prevent any recurrence of the contravention. The six Data Protection Principles are as follows:

(i)	Principle 1 - purpose and manner of collection of personal data;
(ii)	Principle 2 - accuracy and duration of retention of personal data;
(iii)	Principle 3 - use of personal data;
(iv)	Principle 4 - security of personal data;
(v)	Principle 5 - information to be generally available; and
(vi)	Principle 6 - access to personal data.

The PDPO also grants individuals who are the subjects of personal data (“Data Subjects”) certain rights, including but not limited to the following: (i) the right to be informed by a data user whether the data user holds personal data of which the individual is the Data Subject; (ii) if the data user holds such data, to be supplied with a copy of such data; and (iii) subject to sections 22(1A) and 22(2) of the PDPO, the right to request data user(s) to make necessary correction to such data.

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

The first conduct rule under the ComO which has the meaning given by section 6 of the ComO, states that an undertaking must not make or give effect to an agreement, engage in a concerted practice, or as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The second conduct rule which has the meaning given by section 21 of the ComO, states that an undertaking that has a substantial degree of market power in a market must not abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. The merger rule which has the meaning given by section 3 of schedule 7 to the ComO, states that an undertaking must not, directly or indirectly, carry out a merger that has, or is likely to have, the effect of substantially lessening competition in Hong Kong. The Merger Rule, however, only applies to mergers involving telecommunications carrier licensees.

Upon breach of the above rules, the Competition Tribunal may impose pecuniary penalty, director disqualifications, and prohibition, damage and other orders against the offenders.

Trade Descriptions Ordinance

The Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”) prohibits unfair trade practices deployed against consumers. Section 2 of the TDO defines a trade description in relation to goods to mean an indication of, among others, quantity, composition, fitness for purpose, strength, performance, or accuracy of any goods, and in relation to services, an indication of, among others, nature, scope, quantity, standard, quality, value or grade of any services. Under section 7, any person who in the course of any trade or business applies a false trade description to any goods or supplies or offers to supply any goods to which a false trade description is applied commits an offence. Similarly, under section 7A, a trader who applies a false trade description to a service supplied or offered to be supplied to a consumer or supplies or offers to supply to a consumer a service to which a false trade description is applied commits an offence. Sections 13E, 13F, 13G, 13H and 13I provide that a trader who engages in relation to a consumer in a commercial practice that (i) is a misleading omission, (ii) is aggressive, (iii) constitutes bait advertising, (iv) constitutes a bait and switch, or (v) constitutes wrongly accepting payment for a product commits an offence respectively.

Under section 18 of the TDO, a person who commits an offence under sections 7, 7A, 13E, 13F, 13G, 13H or 13I, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine of HK$100,000 and to imprisonment for two years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2025 refer to the year ended December 31, 2025, all references to 2024 refer to the year ended December 31, 2024 and all references to 2023 refer to the year ended December 31, 2023.

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

Results of Operations

For the years ended December 31, 2025, 2024 and 2023, our Group’s revenue amounted to approximately HK$459.1 million (approximately US$59.0 million), HK$504.0 million and HK$532.3 million, respectively. We recorded a loss of approximately HK$52.5 million (approximately US$6.7 million) for the year ended December 31, 2025 as compared to a profit of approximately HK$32.9 million for the year ended December 31, 2024. We recorded a loss of approximately HK$37.4 million for the year ended December 31, 2023.

Loss for the year ended December 31, 2025 was primarily attributable to (i) the decrease in revenue by approximately HK$44.9 million from year to year; and (ii) the absence of the one-time gain on disposal of subsidiaries of approximately HK$58.7 million arising from the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets on May 14, 2024, which are partially off-set by the decrease in staff costs by approximately HK$19.4 million during the year.

Profit for the year ended December 31, 2024 was primarily attributable to (i) the above-mentioned one-time gain on disposal of subsidiaries of approximately HK$58.7 million; and (ii) the absence of impairment loss in respect of assets held for sale of approximately HK$23.5 million in 2024 compared to that in 2023, which are off-set by listing expenses of approximately HK$8.4 million in 2024 and the impairment of property, plant and equipment and right-of-use assets of approximately HK$9.6 million of certain underperformed restaurant outlets in 2024.

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

Our Ability to Grow Our Customer Base and Drive Customer Engagement

Our Operating Subsidiaries’ revenue growth depends largely on our ability to grow our customer base and drive customer engagement, including through our brands’ membership schemes. The number of our members increased by approximately 5.5% from approximately 566,000 as at December 31, 2024 to 597,000 members as at December 31, 2025. Our Operating Subsidiaries focus on promoting our homegrown brands, showcasing their signature soup bases and food products while constantly innovating their menus, and offering an enjoyable customer experience in our restaurant outlets. There can be no assurance that we will be successful in further growing our customer base or the number of our brands’ members.

Efficient Restaurant Operations

We have historically focused on driving high revenue growth through expansion. Our Operating Subsidiaries costs and expenses primarily consist of food, payroll and employee benefits, occupancy, and other operating expenses. Going forward, as we work to continue to expand our Group’s restaurant outlet network, our Operating Subsidiaries’ profitability will largely depend on our ability to effectively control these expenses by implementing various measures such as leveraging our scale to negotiate more favorable supply and occupancy terms, increasing our staff’s efficiency, and implementing technology to further automate and streamline our operations. In the long run, we expect our restaurant outlet level operating costs as a percentage of our revenues will continue to decrease; however, there can be no assurance that this will occur.

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

We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key performance indicators is not intended to be considered in isolation or as a substitute for, or superior to, the financial information. The following table sets forth our key performance indicators for the years presented:

	For the years ended December 31,
	2025	2024	2023

Approximate average spending per customer(1) (HK$)	299.7	265.1	265.9
Approximate average seat turnover rate(2) (times/day)	1.4	1.7	2.0
Approximate total customer visits	1,432,000	1,773,000	1,931,000
Approximate average daily revenue per restaurant(3) (HK$)	99,000	93,000	105,000

(1) Calculated by dividing catering income generated from restaurant operations (excluding takeaway orders) for the corresponding year by total customers served for the corresponding year. Chubby Bento and Chubby Noodles restaurants adopted the self-service business model for dine-in service, and therefore we use the number of boxes of bento or bowls of noodles sold as a proxy for the total customers served at the Chubby Bento and Chubby Noodles restaurants for the years and periods before they were sold.

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

Results of Operations

	For the years ended December 31,
	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Revenue	58,985,525	459,102,040	503,975,453	532,286,102
Other income and gains	403,158	3,137,903	2,575,532	1,191,524
Raw materials and consumables used	(21,413,932)	(166,671,052)	(162,919,358)	(173,923,946)
Depreciation of property, plant and equipment	(3,549,440)	(27,626,357)	(34,038,855)	(35,795,951)
Amortisation of right-of-use assets	(5,006,718)	(38,968,788)	(44,562,079)	(48,467,296)
Staff costs	(19,299,674)	(150,215,156)	(169,577,298)	(177,874,361)
Utilities expenses	(2,331,496)	(18,146,730)	(19,133,238)	(19,896,742)
Impairment of property, plant and equipment	(241,205)	(1,877,371)	(4,549,381)	-
Impairment of right-of-use assets	(527,031)	(4,102,040)	(5,013,080)	-
Impairment loss in respect of assets held for sale	-	-	-	(23,545,499)
Gain on disposal of subsidiaries	-	-	58,678,325	-
Other expenses	(11,624,683)	(90,478,393)	(79,631,075)	(72,312,851)
Finance costs	(1,246,913)	(9,705,101)	(10,190,795)	(11,449,103)
(Loss)/profit before tax	(5,852,409)	(45,551,045)	35,614,151	(29,788,123)
Income tax expenses	(896,366)	(6,976,688)	(2,713,707)	(7,657,988)
(Loss)/profit for the year	(6,748,775)	(52,527,733)	32,900,444	(37,446,111)
Other comprehensive loss that may be reclassified subsequently to profit or loss in subsequent periods:
- Exchange difference on translation of foreign operation	3,390	26,382	(28,025)	(3,475)
Total comprehensive (loss)/income for the year	(6,745,385)	(52,501,351)	32,872,419	(37,449,586)

(Loss)/profit per share attributable to owners of the Company
(Loss)/Earnings per share
- Basic	(0.41)	(3.17)	2.56	(3,745)
- Diluted	(0.41)	(3.17)	2.56	(3,745)

Comparison of the Year Ended December 31, 2025 and Year Ended December 31, 2024

Revenue

We primarily derived our revenue from the provision of catering services at our Master Beef and Anping Grill restaurant outlets in Hong Kong through our Hong Kong Operating Subsidiaries during the years ended December 31, 2025 and 2024. The following table sets out the breakdown of our Hong Kong Operating Subsidiaries’ revenue for the periods indicated:

	For the years ended December 31,
	2025		2024
	US$	HK$	HK$

Revenue from contract with customers within the scope of IFRS 15
Catering income
- Master Beef	48,090,525	374,302,983	397,855,205
- Anping Grill	7,385,698	57,485,103	63,023,166
- Chubby Bento and Chubby Noodles	-	-	14,130,373
- Bao Pot	-	-	3,084,496
	55,476,223	431,788,086	478,093,240
Sales of goods	1,606,382	12,502,954	12,083,213
Management fee income	1,902,920	14,811,000	13,799,000

Total Revenue	58,985,525	459,102,040	503,975,453

Our total revenue decreased by approximately HK$44.9 million or 8.9% from approximately HK$504.0 million for the year ended December 31, 2024 to approximately HK$459.1 million (approximately US$59.0 million) for the year ended December 31, 2025. The decrease in total revenue was mainly due to (i) a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets, as a result of the prolonged slow economic recovery in Hong Kong, the increasing trend of northbound spending from Hong Kong to cities on mainland China proximate to the Hong Kong border, the continued shift in local consumption habits and preferences among local customers reshaping the catering industry in Hong Kong, and the escalating competition in the hot pot market; and (ii) the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the increase in income derived from the sales of food ingredients and the provision of human resource management services to Chubby Bento Limited’s operating subsidiaries, which are our related parties, during the year ended December 31, 2025.

Other Income and Gains

Our other income and gains primarily comprised bank interest income, rental income mainly from a related party, government grants and sundry income. Our other income and gains increased by approximately HK$0.6 million or 21.8% from approximately HK$2.6 million for the year ended December 31, 2024 to approximately HK$3.1 million (approximately US$0.4 million) for the year ended December 31, 2025. The increase in other income and gains was primarily attributable to the increase in government grant and rental income mainly derived from the sublease of a restaurant outlet to related parties operating the Chubby Bento restaurant outlets after the disposal of the Disposal Groups, which was partially offset by a decrease in sponsorship income and bank interest income.

Raw Materials and Consumables Used

Our raw materials and consumables used mainly represent the cost of our food ingredients and beverages and other consumables used in our operations. Our raw materials and consumables used increased by approximately HK$3.8 million or 2.3% from approximately HK$162.9 million for the year ended December 31, 2024 to approximately HK$166.7 million (approximately US$21.4 million) for the year ended December 31, 2025, primarily attributable to (i) the inclusion of premium, high-cost Japanese Black Wagyu beef and selected renowned frozen dessert brands into our “all-you-can-eat” menu to enhance customer appeal and retention, (ii) the higher consumption of higher-priced premium Australian beef following menu restructuring in the second quarter of 2024, (iii) higher average unit costs of beef, our core hotpot food ingredient, and (iv) a promotional campaign launched in April 2025 in connection with the Group’s listing on Nasdaq stock exchange as a gesture of appreciation for customer support, which was partially offset by the decrease in the consumption of raw materials owing to the decline in customer visits at our major revenue contributors. As a percentage of revenue, raw materials and consumables used increased to approximately 36.3% in the year ended December 31, 2025 as compared to approximately 32.3% in the year ended December 31, 2024. The increase in such costs as a percentage of revenue was primarily driven by the combined effect of the increase in raw materials and consumables used by 2.3% and the decrease in revenue by 8.9% from year to year.

Depreciation of Property, Plant and Equipment

Our depreciation of property, plant and equipment decreased by approximately HK$6.4 million or 18.8% from approximately HK$34.0 million for the year ended December 31, 2024 to approximately HK$27.6 million (approximately US$3.5 million) for the year ended December 31, 2025, primarily because the leasehold improvements of certain restaurant outlets had been fully depreciated or fully impaired. As a percentage of revenue, depreciation of property, plant and equipment decreased to approximately 6.0% in the year ended December 31, 2025 as compared to approximately 6.8% in the year ended December 31, 2024. The decrease is primarily driven by the combined effect of the decrease in depreciation of property, plant and equipment by 18.8% and the decrease in revenue by 8.9% from year to year.

Amortisation of Right-of-use Assets

Our amortisation of right-of-use assets decreased by approximately HK$5.6 million or 12.6% from approximately HK$44.6 million for year ended December 31, 2024 to approximately HK$39.0 million (approximately US$5.0 million) for the year ended December 31, 2025, primarily because the right-of-use assets of certain restaurant outlets had been fully amortized or fully impaired in 2024. As a percentage of revenue, amortisation of right-of-use assets decreased to approximately 8.5% in the year ended December 31, 2025 as compared to approximately 8.8% in the year ended December 31, 2024. The decrease is largely driven by the combined effect of the decrease in amortisation of right-of-use assets by 12.6% and the decrease in revenue by 8.9% from year to year.

Staff Costs

Our staff costs decreased by approximately HK$19.4 million or 11.4% from approximately HK$169.6 million for the year ended December 31, 2024 to approximately HK$150.2 million (approximately US$19.3 million) for the year ended December 31, 2025, primarily attributable to a decrease in the number of full-time and part-time employees mainly engaged in the provision of our catering services to retail customers in our restaurant outlets and the provision of human resource management services to our related companies owing to our management’s ongoing implementation of stringent cost-control measures in response to the prolonged slow economic recovery in Hong Kong. As a percentage of revenue, staff costs decreased to approximately 32.7% in the year ended December 31, 2025 as compared to approximately 33.6% in the year ended December 31, 2024. The decrease in staff costs as a percentage of revenue was primarily driven by the combined effect of the decrease in our staff costs by 11.4 % and the decrease in revenue by 8.9% from year to year.

Utilities Expenses

Our utilities expenses decreased by approximately HK$1.0 million or 5.2% from approximately HK$19.1 million for the year ended December 31, 2024 to approximately HK$18.1 million (approximately US$2.3 million) for the year ended December 31, 2025, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024. As a percentage of revenue, utilities expenses increased slightly to approximately 4.0% in the year ended December 31, 2025 as compared to approximately 3.8% in the year ended December 31, 2024. The increase in utilities expenses as a percentage of revenue was primarily driven by the combined effect of the decrease in utilities expenses by 5.2% and the decrease in revenue by 8.9% from year to year.

Impairment of Property, Plant and Equipment and Right-of-use Assets

Our impairment of property, plant and equipment and impairment of right-of-use assets decreased by approximately HK$2.7 million or 58.7% and approximately HK$0.9 million or 18.2%, respectively, from approximately HK$4.5 million and HK$5.0 million, respectively, for the year ended December 31, 2024 to approximately HK$1.9 million (approximately US$0.2 million) and approximately HK$4.1 million (approximately US$0.5 million), respectively, primarily attributable to the impairment on the non-current assets of certain underperforming restaurant outlets during the years.

Gain on Disposal of Subsidiaries

We recorded a gain on disposal of subsidiaries of approximately HK$58.7 million for the year ended December 31, 2024, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets to Galaxy Shine Company Limited and Thrivors Holdings Limited, our principal shareholders and related parties on May 14, 2024. We did not record any material gain or loss on the disposal of subsidiaries during the year ended December 31, 2025.

Other Expenses

Our other expenses increased by approximately HK$10.8 million or 13.6% from approximately HK$79.6 million for the year ended December 31, 2024 to approximately HK$90.5 million (approximately US$11.6 million) for the year ended December 31, 2025, primarily due to (i) the recognition of a share-based payment expense to an advisor in connection with a share option equivalent to 2.5% of the total number of issued shares of the Company immediately prior to the listing of the Company on the Nasdaq Stock Exchange with no vesting period, (ii) additional administrative costs required for the Group’s post-listing compliance, (iii) travelling and other expenses incurred for investor relations activities, and (iv) the listing expenses associated with achieving the dual listing of the Company’s shares on the Quotation Board of the Frankfurt Stock Exchange in September 2025, which were partially offset by the decrease in other expenses following the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024 and the decrease in listing expenses incurred for the initial public offering of the Company’s shares on the Nasdaq Stock Exchange. (As the grant of the share option to the advisor was contingent upon the successful completion of our initial public offering, it was not recognised until the performance condition became probable in accordance with IFRS 2 Share-based Payment.)

Finance Costs

Our finance costs decreased by approximately HK$0.5 million or 4.8% from approximately HK$10.2 million for the year ended December 31, 2024 to approximately HK$9.7 million (approximately US$1.2 million) for the year ended December 31, 2025, primarily due to the decrease in interest on bank loans.

(Loss)/Profit before Tax

As a result of the foregoing, we recorded a loss before tax of approximately HK$45.6 million (approximately US$5.9 million) for the year ended December 31, 2025 compared to a profit before tax of approximately HK$35.6 million for the year ended December 31, 2024.

Income Tax Expenses

Our income tax expenses increased by approximately HK$4.3 million or 157.1% from approximately HK$2.7 million for the year ended December 31, 2024 to approximately HK$7.0 million (approximately US$0.9 million) for the year ended December 31, 2025, primarily due to the tax impact arising from the movements in deferred tax.

(Loss)/Profit for the Year

As a result of the foregoing, we recorded a net loss of approximately HK$52.5 million (approximately US$6.7 million) for the year ended December 31, 2025 and a net profit of approximately HK$32.9 million for the year ended December 31, 2024.

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

Other Income and Gains

Our other income and gains primarily comprise bank interest income, government grants and sundry income. Our other income and gains increased by approximately HK$1.4 million or 116.2% from approximately HK$1.2 million for the year ended December 31, 2023 to approximately HK$2.6 million (approximately US$0.3 million) for the year ended December 31, 2024. The increase in other income and gains was primarily attributable to the increase in bank interest income, the subsidies granted by an electricity supplier to replace electrical equipment with more energy efficient models, the rental income derived from the sublease of a restaurant outlet to related parties operating the Chubby Bento restaurant outlets after the disposal thereof and sundry income generated from sales at a pop-up brand promotion event in Hong Kong.

Raw Materials and Consumables Used

Our raw materials and consumables used mainly represent the cost of our food ingredients and beverages and other consumables used in our operations. Our raw materials and consumables used decreased by approximately HK$11.0 million or 6.3% from approximately HK$173.9 million for the year ended December 31, 2023 to approximately HK$162.9 million (approximately US$21.0 million) for the year ended December 31, 2024, primarily attributable to the decrease in food ingredients and beverage items and other consumables purchased and consumed driven by a decline in customer visits at our major revenue contributors, Master Beef and Anping Grill restaurant outlets for the reasons explained above and the stringent cost management measures implemented by our management on the combination of food ingredients to lower the costs, which was partially offset by the increase in unit prices of certain major food ingredients and beverages used from year to year. As a percentage of revenue, raw materials and consumables used decreased to approximately 32.3% in the year ended December 31, 2024 as compared to approximately 32.7% in the year ended December 31, 2023. The decrease in such costs as a percentage of revenue was primarily driven by the decrease in raw materials and consumables used by 6.3% and the decrease in revenue by 5.3% due to a decline in customer visits at our Master Beef and Anping Grill restaurant outlets from year to year.

Depreciation of Property, Plant and Equipment

Our depreciation of property, plant and equipment decreased by approximately HK$1.8 million or 4.9% from approximately HK$35.8 million for the year ended December 31, 2023 to approximately HK$34.0 million (approximately US$4.4 million) for the year ended December 31, 2024, primarily attributable to the reduction in property, plant and equipment as a result of the transfer of property, plant and equipment in Chubby Bento and Bao Pot restaurant outlets to assets of the Disposal Groups classified as held for sale since December 2023, which was partially offset by the additions of property, plant and equipment as a result of the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023. As a percentage of revenue, depreciation of property, plant and equipment remained stable and slightly increased to approximately 6.8% in the year ended December 31, 2024 as compared to approximately 6.7% in the year ended December 31, 2023. The slight increase is largely driven by the decrease in depreciation of property, plant and equipment by 4.9% and the decrease in revenue by 5.3% from year to year.

Amortisation of Right-of-use Assets

Our amortisation of right-of-use assets decreased by approximately HK$3.9 million or 8.1% from approximately HK$48.5 million for year ended December 31, 2023 to approximately HK$44.6 million (approximately US$5.7 million) for the year ended December 31, 2024, primarily attributable to a decrease in lease arrangements for lease assets as a result of the transfer of the lease arrangements related to Chubby Bento and Bao Pot restaurant outlets to assets of the Disposal Groups classified as held for sale since December 2023, which was partially offset by the additions in lease arrangements for lease assets in relation to the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023. As a percentage of revenue, amortisation of right-of-use assets decreased slightly to approximately 8.8% in the year ended December 31, 2024 as compared to approximately 9.1% in the year ended December 31, 2023. The decrease is largely driven by the decrease in amortisation of right-of-use assets by 8.1% and the decrease in revenue by 5.3% from year to year.

Staff Costs

Our staff costs decreased by approximately HK$8.3 million or 4.7% from approximately HK$177.9 million for the year ended December 31, 2023 to approximately HK$169.6 million (approximately US$21.8 million) for the year ended December 31, 2024, primarily attributable to the decrease in the number of full-time and part-time employee as our management continued to implement stringent cost management measures to cope with the slow economic recovery in Hong Kong, which was partially offset by the increase in the average staff wage of our full-time from year to year. As a percentage of revenue, staff costs increased slightly to approximately 33.6% in the year ended December 31, 2024, as compared to approximately 33.4% in the year ended December 31, 2023. The increase in staff costs as a percentage of revenue was primarily driven by the combined effect of the decrease in the number of our staff, which was partially offset by the increase in average staff wage of our full-time staff and the decrease in revenue from year to year.

Utilities Expenses

Our utilities expenses decreased by approximately HK$0.8 million or 3.8% from approximately HK$19.9 million for the year ended December 31, 2023 to approximately HK$19.1 million (approximately US$2.5 million) for the year ended December 31, 2024, primarily attributable to the disposal of the entire issued share capital of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and their respective subsidiaries incorporated in Hong Kong operating the Chubby Bento, Chubby Noodles and Bao Pot restaurant outlets since May 14, 2024, which was partially offset by the opening of two new restaurant outlets (including one Master Beef restaurant and one Anping Grill restaurant) in the second half of 2023 and two new restaurant outlets (including two Chubby Noodles restaurants) in January 2024. As a percentage of revenue, utilities expenses increased slightly to approximately 3.8 % in the year ended December 31, 2024 as compared to approximately 3.7% in the year ended December 31, 2023. The increase in utilities expenses as a percentage of revenue was primarily driven by the decrease in revenue from year to year.

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

Liquidity and Capital Resources

Our liquidity and working capital requirements are primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from operating activities and other available sources of financing from banks, related parties and other financial institutions to our Company. Apart from its cash and cash equivalents, our Group currently does not have any material unused sources of liquid assets. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from operations, loans from banking facilities, the remaining net proceeds from our IPO and other equity and debt financings as and when appropriate.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures, repayment of bank loan and loans from related parties, and contractual obligations mainly with respect to operating leases of our restaurant outlets, central kitchen and warehouse. We expect to make future payments on existing leases from cash generated from operations.

The following table details the Group’s remaining contractual maturity for its financial liabilities as at December 31 2025. The table has been drawn up based on the contracted undiscounted payments of financial liabilities based on the earliest date on which the Group can be required to pay.

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2025

Bank loans	9,929,265	39,717,059	18,665,748	68,312,072
Loans from related companies	-	42,066,921	7,203,202	49,270,123
Loan from Directors	-	48,854,141	-	48,854,141
Amounts due to related companies	402,561	-	-	402,561
Lease liabilities	34,049,654	29,626,146	-	63,675,800
Trade payables	12,567,498	-	-	12,567,498
Other payables	9,533,568	-	-	9,533,568

	66,482,546	160,264,267	25,868,950	252,615,763

US$	8,541,691	20,590,786	3,323,648	32,456,125

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, in the absence of unforeseen circumstances, taking into account the financial resources presently available to us, including its current level of cash and cash generated from, including but not limited to, its operations.

The following table sets forth our assets, liabilities and shareholders’ equity/(deficit) as at December 31, 2025 and December 31, 2024 in:

	As at December 31,		As at December 31,
	2025	2025	2024
	US$(1)	HK$	HK$

Cash and cash equivalents	18,978,470	147,715,125	117,336,010
Working capital	9,617,185	74,853,442	(36,332,594)
Total assets	39,061,730	304,029,162	308,315,006
Total liabilities	32,968,805	256,606,093	279,771,542
Total shareholders’ equity	6,092,925	47,423,069	28,543,464

(1) Calculated at the rate of US$1 = HK$7.7833, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at December 31, 2025

Cash Flows

The following table summarizes our cash flows for the fiscal years ended December 31, 2025, 2024 and 2023:

	Years ended December 31,
	2025	2025	2024	2023
	US$(1)	HK$	HK$	HK$
Cash and cash equivalents as at beginning of the year	15,075,355	117,336,010	146,213,744	196,296,774
Operating activities
Net (loss)/income before tax	(5,852,409)	(45,551,045)	35,614,151	(29,788,123)
Non-cash adjustments	12,027,831	93,616,224	39,519,735	125,444,050
Changes in operating assets and liabilities	(6,669,483)	(51,910,601)	(5,541,551)	(4,749,185)
Interest received	62,215	484,236	682,409	515,980
Income tax paid	(1,190,398)	(9,265,222)	(10,108,560)	(7,598,311)
Net cash (used in)/generated from operating activities	(1,622,244)	(12,626,408)	60,166,184	83,824,411
Net cash used in investing activities	(168,660)	(1,312,732)	(12,181,442)	(44,450,865)
Net cash generated from/(used in) financing activities	5,694,827	44,324,542	(76,834,451)	(81,568,286)
Net change in cash and cash equivalents	3,903,923	30,385,402	(28,849,709)	(42,194,740)
Effect of foreign exchange rate changes	(808)	(6,287)	(28,025)	(3,475)
Bank balances and cash transfer to assets classified as held for sale	-	-	-	(7,884,815)
Cash and cash equivalents as at end of the year	18,978,470	147,715,125	117,336,010	146,213,744

(1)	Calculated at the rate of US$1 = HK$7.7833, the prevailing exchange rate as set forth in the statistical release of the Federal Reserve System as at December 31, 2025.

Cash Flow from Operating Activities

For the year ended December 31, 2025, the Group had net cash used in operating activities of approximately HK$12.6 million, primarily attributable to: (i) loss before tax of approximately HK$45.6 million; (ii) decrease in amounts due to directors of approximately HK$42.6 million; and (iii) income tax paid of approximately HK$9.3 million, partially offset by (i) adjustment for depreciation of property, plant and equipment of approximately HK$27.6 million; (ii) adjustment for amortisation of right-of-use assets of approximately HK$39.0 million; (iii) adjustment for share-based payment of approximately HK$11.7 million; (iv) adjustment for impairment of property, plant and equipment of approximately HK$1.9 million; and (v) adjustment for impairment of right-of-use assets of approximately HK$4.1 million.

For the year ended December 31, 2024, the Group had net cash generated from operating activities of approximately HK$60.2 million, primarily attributable to (i) profit before tax of approximately HK$35.6 million, (ii) adjustment for depreciation of property, plant and equipment of approximately HK$34.0 million, (iii) adjustment for amortisation of right-of-use assets of approximately HK$44.6 million, (iv) adjustment for impairment of property, plant and equipment of approximately HK$4.5 million, (v) adjustment for impairment of right-of-use assets of approximately HK$5.0 million, and (vi) changes in accruals and other payables of approximately HK$8.7 million, partially offset by (i) adjustment for gain on disposal of subsidiaries of approximately HK$58.7 million, and (ii) income tax paid of approximately HK$10.1 million.

For the year ended December 31, 2023, the Group had net cash generated from operating activities of approximately HK$83.8 million, primarily attributable to (i) adjustment for depreciation of property, plant and equipment of approximately HK$35.8 million, and (ii) adjustment for amortisation of right-of-use assets of approximately HK$48.5 million, partially offset by (i) loss before tax of approximately HK$29.8 million, (ii) changes in trade receivables of approximately HK$5.1 million, (iii) changes in deposits, prepayments and other receivables of approximately HK$5.7 million, and (iv) adjustment for income tax paid of approximately HK$7.6 million.

Cash Flow from Investing Activities

For the year ended December 31, 2025, the Group had net cash used in investing activities of approximately HK$1.3 million, primarily attributable to investments made in leasehold improvements of our restaurant outlets and addition in plant and machinery.

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

Cash Flow from Financing Activities

For the year ended December 31, 2025, the Group had net cash generated from financing activities of approximately HK$44.3 million, primarily attributable to gross proceeds from the initial public offering of the Company’s shares of approximately HK$67.3 million and the proceeds from loans from directors of approximately HK$42.5 million, partially offset by (i) repayment of principal portion of bank loans of approximately HK$8.0 million; (ii) repayment of principal portion of lease liabilities of approximately HK$42.9 million; and (iii) listing expenses paid in relation to issuance of new ordinary shares of approximately HK$7.6 million.

For the year ended December 31, 2024, the Group had net cash used in financing activities of approximately HK$76.8 million, primarily attributable to (i) repayment of principal portion of loans from related companies of approximately HK$10.2 million; (ii) repayment of principal portion of bank loans of approximately HK$7.6 million; and (iii) repayment of principal portion of lease liabilities of approximately HK$48.9 million.

For the year ended December 31, 2023, the Group had net cash used in financing activities of approximately HK$81.6 million, primarily attributable to (i) repayment of principal portion of loans from related companies of approximately HK$14.0 million; and (ii) repayment of principal portion of lease liabilities of approximately HK$47.7 million.

Deposits, Prepayments and Other Receivables

The following table sets forth our deposits, prepayments and other receivables as at December 31, 2025 and 2024:

	As at December 31,
	2025	2025	2024
	US$	HK$	HK$

Deposits - non-current	1,617,174	12,586,949	10,898,645
Deposits - current	1,512,245	11,770,255	12,564,617
Prepayments	782,760	6,092,454	5,428,473
Other receivables	901	7,017	7,017
Total	3,913,080	30,456,675	28,898,752

Our non-current deposits increased by approximately HK$1.7 million or 15.5% from approximately HK$10.9 million as at December 31, 2024 to approximately HK$12.6 million (approximately US$1.6 million) as at December 31, 2025, primarily due to increases in rental deposits, management fee deposits and air conditioning deposits, as a result of the renewal of the tenancy agreements for certain existing restaurant outlets, partially offset by the reclassification of non-current deposits of certain existing restaurant outlets to current deposits given that the remaining tenancy periods of those restaurant outlets were less than one year as at December 31, 2025.

Our current deposits decreased by approximately HK$0.8 million or 6.3% from approximately HK$12.6 million as at December 31, 2024 to approximately HK$11.8 million (approximately US$1.5 million) as at December 31, 2025, primarily due to the refund of deposits from landlords to the Group upon the expiry of the tenancy agreements of certain existing restaurant outlets, partially offset by the above-mentioned reclassification of non-current deposits, including but not limited to rental deposits, management fee deposits and air conditioning deposits, of certain restaurant outlets to current deposits.

Our prepayments increased by approximately HK$0.7 million or 12.2% from approximately HK$5.4 million as at December 31, 2024 to approximately HK$6.1 million (approximately US$0.8 million) as at December 31, 2025, primarily due to prepayments for insurance policies.

Our other receivables as at December 31, 2025 and 2024 remained stable.

Inventories

The following table sets forth our inventories as at December 31, 2025 and 2024:

	As at December 31,
	2025	2025	2024
	US$	HK$	HK$
Food and beverage and other operating items for restaurant operations	3,013,723	23,456,709	20,351,116

Our inventories for restaurant operations increased by approximately HK$3.1 million or 15.3% from approximately HK$20.4 million as at December 31, 2024 to approximately HK$23.5 million (approximately US$3.0 million) as at December 31, 2025, primarily due to an increase in inventory to meet the heightened customer traffic typically seen during cold weather towards the year-end through to the first quarter of the next year.

Trade Payables, Accruals and Other Payables

The following table sets forth our trade payables, accruals and other payables as at December 31, 2025 and 2024:

	As at December 31,
	2025	2025	2024
	US$	HK$	HK$

Trade payables	1,614,675	12,567,498	16,656,904
Accruals	2,266,537	17,641,133	19,335,471
Other payables	1,224,874	9,533,568	5,740,176
Total	5,106,086	39,742,199	41,732,551

We have trade payables of approximately HK$12.6 million (approximately US$1.6 million) and HK$16.7 million as at December 31, 2025 and December 31, 2024, respectively. Our trade payables primarily comprised of amounts due to our suppliers for purchase of food ingredients.

Our accruals decreased by approximately HK$1.7 million or 8.8% from approximately HK$19.3 million as at December 31, 2024 to approximately HK$17.6 million (approximately US$2.3 million) as at December 31, 2025, primarily due to a reduction in staff cost accrual as a result of the decrease in the number of staff.

Our other payables for restaurant operations increased by approximately HK$3.8 million or 66.1% from approximately HK$5.7 million as at December 31, 2024 to approximately HK$9.5 million (approximately US$1.2 million) as at December 31, 2025, primarily due to the design and renovation costs incurred for a restaurant outlet of the Group.

Capital Expenditures and Commitments

Our capital expenditures during the years ended December 31, 2025 and 2024 represent the addition to our property, plant and equipment. For the year ended December 31, 2025 and 2024, we incurred capital expenditures of approximately HK$1.4 million (approximately US$0.2 million) and HK$12.0 million, respectively, primarily used for the leasehold improvements for renovation of our restaurant outlets and central kitchen.

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

As at December 31, 2025 and 2024, we had no material capital commitments.

Related Party Transactions

For further information on our related party transactions during the years ended December 31, 2025, 2024 and 2023, please refer to the section headed “Item 7. Major Shareholders and Related Party Transactions”.

CRITICAL ACCOUNTING ESTIMATES

Significant Accounting Policies and Estimates

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

Use of Estimates and Assumptions

Significant accounting estimates reflected in our financial statements include the useful lives for property, plant and equipment, assumptions used in assessing right-of-use assets, and uncertain tax position. Economic conditions may increase the inherent uncertainty in the estimates and assumptions indicated above. Actual results may differ from previously estimated amounts, and such differences may be material to our financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively in the period they occur. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from these estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements.

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

Loyalty programme

The Group operates a loyalty programme where customers accumulate reward points from qualified purchases. The reward points earned through qualified purchases entitle the customers to discount for future purchases and are considered as a separate performance obligation arising from transactions with customers. The Group estimates the value of the future redemption obligation based on the estimated value of the products or services for which the reward points are expected to be redeemed based on the historical redemption pattern, including an estimate of the lapse of reward points that will not be redeemed. Subsequently, the contract liability is recognised as revenue at the point in time when the customers redeem the reward points in future purchases, or when the Group is legally released from its obligation upon the expiry of the reward points, which occurs 12 to 15 months after the initial sale.

Sales of goods

Revenue from the sale of goods is recognised at the point in time when control of the asset is transferred to the customer.

Management fee income

We provide consultancy and management services to customers. Revenue from providing services is recognised in the accounting period in which the services are rendered. The control of the services is transferred to the customer when the customer simultaneously receives and consumes the benefits of the services as our Group performs, therefore, revenue is recognised progressively over time.

Interest income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

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

Once an impairment is determined, the actual impairment recognised is the difference between the carrying amount and the fair value as estimated using one of the following approaches: income, cost and/or market. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

Provisions

Provisions are recognised when our Company has a present obligation, legal or constructive, as a result of a previous event, if it is probable that our Company will be required to settle the obligation and a reliable estimate can be made of the obligation. The amount recognised is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligations. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate of the expected future cash flows.

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

The Directors of the Company have considered the development, selection and disclosure of the Group’s critical accounting judgments and estimates.

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

Currency Risk

Currency risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Our functional currency and presentation currency is the Hong Kong dollar, and almost all our Operating Subsidiaries’ revenues and other expenses are denominated in Hong Kong dollar currency. Management believes that we are not exposed to significant currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s cash deposits, bank loans and loans from related companies with floating interest rates.

At December 31, 2025, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s profit after tax by approximately HK$496,000 (approximately US$64,000).

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

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2.2 to the consolidated financial statements, “Application of amendments to IFRS.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND KEY EMPLOYEES

Directors, Director Nominees, and Executive Officers

The following table sets forth the names, ages and positions of our Directors and Executive Officers:

Name	Age	Position
Oi Wai Chau	33	Executive Director
Oi Yee Chau	30	Executive Director
Tsz Kiu So	34	Executive Director
Ka Chun Lam	33	Chief Executive Officer
Shing Yan Lee	35	Chief Operating Officer
Yin Yam Lam	40	Chief Financial Officer
Lok Ming Leung	54	Independent Director
Man Fai Danny Liu	57	Independent Director
Hiu Wa Chan	46	Independent Director
Chung Fan Cheng	45	Independent Director

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

Oi Yee Chau (“Ms. E Chau”) has 7 years of experience in the food and beverage industry. Ms. E Chau joined our Group in 2019 and has been responsible for overseeing the Group’s accounts, preparing statutory financial statements for entities under the Group and analyzing and interpreting financial data to improve our management reporting system and financial performance. Since 2018, Ms. E Chau has also been a director of Ocean First Container Storage Limited, a container warehouse operator in Hong Kong which provides self-storage services, where she is responsible for leading and managing a team of professionals across different departments, implementing an efficient system to ensure smooth operations and monitoring internal control processes. From April 2016 to July 2017, Ms. E Chau was a passenger service officer at Hong Kong Airport Services Limited, a full-service ground handling service provider in Hong Kong, where she was responsible for providing passenger reception and check-in services to passengers. Ms. E Chau received her bachelor’s degree in business, majoring in tourism and hospitality management and event management from Edith Cowan University in Australia. Ms. E Chau is the younger sister of Ms. K Chau.

Tsz Kiu So (“Ms. So”) has over 10 years of experience in the food and beverage industry and hospitality management. Since 2019, she has been a managing director of the Group where she has successfully established and launched the Group’s restaurant business from scratch. Ms. So builds and develops the Group’s brand identity and oversees the entire supply chain, menu offerings and logistics pipelines to ensure smooth operations at all Group outlets. Ms. So is also responsible for managing different teams across various departments, including culinary, outlet operations and marketing, to ensure seamless coordination and collaboration. In 2019, Ms. So co-founded “Holy Meat,” a butcher retailing brand, and she oversaw all aspects of the butcher retail operations, including procurement, inventory management, product quality control, and customer service during the brand’s operation in 2019 to 2020. From 2015 to 2021, Ms. So was a director of Siu Lam Management Limited, a company that operates “Siulam BBQ” barbecue site in Hong Kong, where she managed the entire operations ,maintaining quality standards, and addressing any compliance and operational challenges. Ms. So has also been a director of Whitehead Management Limited, a company that operates “Whitehead BBQ” barbecue site in Hong Kong since March 2014, where she was responsible for developing the infrastructure, setting up the operational process, and subsequently managing the operations of the barbecue site. Ms. So received her bachelor’s degree in advertising and public relations from Edith Cowan University in Australia.

Ka Chun Lam (“Mr. R Lam”) has 6 years of experience in the food and beverage industry and has been a managing director of the Group since 2019, where he oversees the Group’s restaurant operations, supply chain management, human resources and administration function. He is also responsible for strategic planning, brand management, business development and system building of the Group. Prior to that, Mr. R Lam gained experience of strategic sourcing in the magnetic recording heads industry, working as a buyer at SAE Magnetics Limited in Hong Kong from 2018 to 2019. Mr. R Lam has successfully developed strategies and aligned resources to grow the Group’s business through expanding the Group’s restaurant network and market presence, while achieving operational efficiency optimization and enhancing customer engagement and satisfaction and data analytics capabilities. Mr. R Lam received his bachelor of business administration in global supply chain management degree from the Hong Kong Polytechnic University in Hong Kong. Mr. R Lam is the spouse of Ms. Oi Wai Chau.

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

Yin Yam Lam (“Mr. B Lam”) has been our Chief Financial Officer since March 31, 2025. Mr. B Lam has over 15 years of experience in the audit, accounting and finance industry. From June 2015 to February 2025, Mr. B Lam held managerial positions including but not limited to the financial controller and the finance manager of several Hong Kong listed companies, where he was responsible for, among others, leading or supervising the accounting and finance function, managing the financial reporting of the listed companies, liaising with external auditors for periodic review and audit, and handling other company secretarial matters. From November 2009 to June 2015, Mr. B Lam worked in Ernst & Young in Hong Kong and his last position was manager in the assurance department, where he was responsible for managing audit engagements of listed companies. Mr. B Lam has been registered as a certified public accountant of the Hong Kong Institute of Certified Public Accountants since March 2013. Mr. B Lam received his bachelor of business administration in professional accountancy degree from the Chinese University of Hong Kong in Hong Kong.

Independent Non-Employee Directors

Lok Ming Leung (“Mr. Leung”) has served as an Independent Director since March 2025. Mr. Leung has over 30 years of experience in the accounting profession. He has been the founding partner and director of Union Alpha CPA Limited, a firm of certified public accountants in Hong Kong, since March 2002, where he is responsible for overseeing the firm’s corporate services and advisory, international taxation, and cross-border transactions. Prior to founding Union Alpha CPA Limited, Mr. Leung held positions in both the private sector and the accounting profession in Hong Kong. Mr. Leung is a certified public accountant of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants in the United Kingdom and a chartered tax adviser of the Taxation Institute of Hong Kong. Mr. Leung also holds a bachelor of laws degree conferred by Peking University in the People’s Republic of China.

Man Fai Danny Liu (“Mr. Liu”) has served as an Independent Director since March 2025. Mr. Liu has over 30 years of experience in finance and accounting. He is and has been the executive director and chief financial officer of Fill Easy Limited, a company that provides data analytics services across the Greater Bay Area in China and the Asia Pacific region, since June 2023. From June 2022 to May 2023, Mr. Liu was a director at Provident Governance Services Limited, a company that provides professional compliance and secretarial services, where he was involved in various assignments relating to SPAC acquisition due diligence review, ESG review and reporting, as well as green financing initiatives. Prior to that, Mr. Liu was the executive director of Brilliant Light Group (formerly known as Elixir International Limited), an information communication technology company that was previously under Melco International Development Ltd (SEHK:0200), where he was responsible for all legal, accounting, administration and IT functions of the company. From March 2009 to June 2010, Mr. Liu was the chief financial officer of Melco China Resorts (Holding) Limited (TSX:MCG) (currently known as Mountain China Resorts Holding Limited), a company engaged in the development and operation of ski mountain resorts and provision of hotel services with real estate development in China, where he was responsible for providing strategic leadership in steering and managing the financial discipline of the company. Prior to that, Mr. Liu was a regional finance director - Asia Pacific at Plantronics, Inc. (NYSE:POLY) (formerly known as Polycom, Inc.), an electronics company, from December 2004 to September 2006, and a finance controller responsible for the Asia Pacific region at Oracle Corporation (NYSE:ORCL) (formerly known as Sun Microsystems, Inc.), a technology and software company, from January 1999 to November 2004. Mr. Liu has been qualified as a member of the Institute of Chartered Accountants in England and Wales since December 1994, and a fellow member of the Hong Kong Certified Public Accountants since February 2005. Mr. Liu received his master of business administration degree from the University of Hong Kong, and his bachelor of economics and statistics degree with first class honors from the University of Southampton in the United Kingdom.

Hiu Wa Chan (“Ms. Chan”) has served as an independent Director since March 2025. Ms. Chan has over 20 years of experience in accounting. She is and has been the audit senior at Wallace Crooke, a firm of Chartered Accountants and Business Advisors in the United Kingdom, since July 2025, where she oversees the planning and execution of audit engagements, carrying out and identifying risk areas, and finanlising all areas of audit assignments. Prior to that, she held the same position at Jerroms Business Solutions Limited, an accounting firm in the United Kingdom, with similar responsibilities in managing audit processes and ensuring completion of all audit areas from October 2023 to July 2025. Ms. Chan was a business analyst manager at the Hong Kong office of KPMG from July 2014 to July 2023, where she was responsible for deploying the globalized audit application to Asia Pacific member firms and providing regional day-to-day support to different stakeholders in adopting the application efficiently and effectively. From November 2012 to June 2014, Ms. Chan was an audit manager at C.K. Lo & Company, CPA, and from November 2011 to October 2012, she was an audit manager at Junius C.T. Lung & Co., CPA, where she provided quality audit service too small to medium-sized clients to comply with statutory reporting and tax filing purpose. Ms. Chan has been qualified as a member of the Hong Kong Institution of Certified Public Accountants since February 2012, and a member of the Association of Chartered Certified Accountants since July 2007. Ms. Chan received her bachelor of arts in accountancy degree from the Hong Kong Polytechnic University in Hong Kong.

Chung Fan Cheng (“Mr. Cheng”) has served as an Independent Director since March 2025. Mr. Cheng has over 20 years of experience in business operations and investment management, and he also has experience acting as a director for listed companies in the U.S. and Hong Kong.  Mr. Cheng is and has been the chief operating officer of Hong Kong Development Paediatrices Centre since July 2025, where is responsible for overall management of business oeprations and strategic growth. Mr. Cheng was the chief operations officer in Asia for Learning Jungle Singapore Pte. Ltd., a global provider of quality educational childcare from August 2024 to January 2025, where he spearheads the group’s Asia strategic development and business operations and oversees corporate-owned and franchisee school operations in Asia markets. Prior to that, Mr. Cheng was the chief investment officer at BlueTop Group Limited, an education services company, where he headed the group’s global strategic development predominantly in the United Arab Emirates, Singapore, mainland China, and Hong Kong for expansion and investment opportunities. From February 2022 to August 2023, Mr. Cheng was a member of the board of directors and the chairman of the compensation committee of Genesis Unicorn Capital Corp. (NASDAQ:GENQ/ESGL), a special purpose acquisition company, in which he helped to identify and formalize the management team, raising US$75 million in capital for acquisition. Mr. Cheng has also been a non-executive director of Tsui Wah Holdings Limited (SEHK:1314), which is engaged in the operation of restaurant chains in Hong Kong, mainland China, and internationally, since November 2016. From September 2017 to September 2018, Mr. Cheng was the managing director of Sail Global Capital Limited, a financial service company that provides consultancy services to companies seeking capital and expansion opportunities. From September 2016 to August 2017, Mr. Cheng was a director and responsible officer of Hao Tian International Securities Limited, a subsidiary of Aceso Life Science Group Limited (formerly known as Hao Tian Development Group Limited) (SEHK:474), a company that provides securities, asset management, wealth management and financing advisory services. From April 2013 to September 2016, Mr. Cheng was an assistant vice president at KGI Asia Limited, a subsidiary of KGI Financial Holding Co., Ltd. (formerly known as China Development Financial Limited) (TPSE:2883), a company that provides wealth management, brokerage, fixed income, and asset management services in Asia. Prior to that, Mr. Cheng was also an assistant vice president at Sun Hung Kai Private Limited, a subsidiary of Sun Hung Kai & Co. Limited (SEHK:86) that provides private wealth advisory services for family offices, high net worth individuals and hedge funds, from January 2012 to November 2012, and an assistant vice president at Biocarbon Capital (Hong Kong) Limited, an investment advisory company, from July 2009 to August 2011. Mr. Cheng received his master of science in engineering enterprise management degree from the Hong Kong University of Science and Technology, and his bachelor of applied science in electrical engineering degree with first class honors from Queen’s University in Kingston, Canada.

Family Relationships

Oi Wai Chau, an Executive Director of the Company, is the elder sister of Oi Yee Chau, also an Executive Director of the Company, and the spouse of Ka Chun Lam, the Chief Executive Officer of the Company. Tsz Kiu So, an Executive Director of the Company, is the spouse of Shing Yan Lee, the Chief Operating Officer of the Company. Save as disclosed, none of our Directors or Executive Officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation of Executive Directors and Executive Officers

The following table sets forth the summary compensation of our Executive Officers and Executive Directors for the financial years ended December 31, 2025, 2024 and 2023:

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$)	Bonus (HK$)

Oi Wai Chau, Executive Director	2025	960,000.00	-
	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00

Oi Yee Chau, Executive Director	2025	960,000.00	-
	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00

Tsz Kiu So, Executive Director	2025	960,000.00	-
	2024	908,852.00	80,000.00
	2023	960,000.00	320,000.00

Ka Chun Lam, Chief Executive Officer	2025	960,000.00	-
	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00

Shing Yan Lee, Chief Operating Officer	2025	960,000.00	-
	2024	960,000.00	80,000.00
	2023	960,000.00	320,000.00

Yin Yam Lam, Chief Financial Officer(1)	2025	1,039,388.71	-
	2024	-	-
	2023	-	-

Lok Ming Leung(2)	2025	150,537.66	-
	2024	-	-
	2023	-	-

Man Fai Danny Liu(2)	2025	150,537.66	-
	2024	-	-
	2023	-	-

Hiu Wa Chan(2)	2025	150,537.66	-
	2024	-	-
	2023	-	-

Chung Fan Cheng(2)	2025	150,537.66	-
	2024	-	-
	2023	-	-

(1)	Mr. Yin Yam Lam was appointed Chief Financial Officer effective March 31, 2025.
(2)	Messrs. Leung, Liu, Chan and Cheng were appointed Independent Directors effective March 31, 2025.

Executive Employment Agreements

Each of our Executive Officers entered into an employment agreement among the Company, House of Talent Limited, an indirect subsidiary of the Company, and the Executive Officer dated March 31, 2025. The employment agreements will continue in full force and effect unless terminated in accordance with their provisions, which include death, for cause or pursuant to a 30 day notice from either party. In general, the provisions of each employment agreement provide for a base salary and performance incentives, which may take any form as determined by the Board of Directors, including under a share option scheme if adopted by the Board of Directors. Each employment agreement also contains a six month anti-compete clause. The specific terms of each employment agreement are set forth below.

Yin Yam Lam Employment Agreement. The Company entered into an employment agreement with Yin Yam Lam pursuant to which he is employed as our Chief Financial Officer (the “Lam Employment Agreement”). The Lam Employment Agreement provides for a monthly base salary of HK$117,000.

Ka Chun Lam Employment Agreement. The Company entered into an employment agreement with Ka Chun Lam pursuant to which he is employed as our Chief Executive Officer (the “K Lam Employment Agreement”). The K Lam Employment Agreement originally provided for a monthly base salary of HK$80,000 payable on or before the 7th day of each month. On March 10, 2026, based on the recommendation of the Compensation Committee, the Board of Directors increased Ka Chun Lam’s annual base salary to HK$1,104,000 payable in monthly amounts of HK$92,000 on or before the 7th day of each month commencing March 1, 2026.

Shing Yan Lee Employment Agreement. The Company entered into an employment agreement with Shing Yan Lee pursuant to which he is employed as our Chief Operating Officer (the “Lee Employment Agreement”). The Lee Employment Agreement originally provided for a monthly base salary of HK$80,000 payable on or before the 7th day of each month. On March 10, 2026, based on the recommendation of the Compensation Committee, the Board of Directors increased Shing Yan Lee’s annual base salary to HK$1,104,000 payable in monthly amounts of HK$92,000 on or before the 7th day of each month commencing March 1, 2026.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with our Company effective March 2025. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is subject to termination by either party to the agreement upon 30 days’ prior written notice or the equivalent salary in lieu of such notice and until the Director successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our Company’s issued and outstanding shares entitled to vote.

Under the Executive Directors’ Agreements, the initial director’s fee payable to each of our Executive Directors was HK$80,000 per month, payable in cash on a monthly basis. On March 10, 2026, based on the recommendation of the Compensation Committee, the Board of Directors increased the director’s fee payable to each of our Executive Directors to HK$92,000 per month.

Under the Directors’ Agreements, the director’s fee that is payable to our Independent Non-Executive Directors is HK$200,000 per annum. Such director’s fees are payable in cash on a monthly basis.

In addition, our Directors are entitled to participate in such share option scheme as may be adopted by our Company, as amended from time to time. The number of options granted and the terms of those options will be determined from time to time by a vote of the Board; provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our Directors or Executive Officers has, during the past 10 years, been involved in any legal proceedings as described in subparagraph (f) of Item 401 of Regulation S-K.

Composition of Board of Directors

Our Board consists of seven directors, comprising three Executive Directors and four Independent Directors. There is no shareholding qualification for Directors. A Director may vote with respect to any contract, proposed contract or arrangement that he or she may have a material interest in, providing that appropriate disclosures were made to the Board of Directors in accordance with our Memorandum and Articles of Association. Such Director should also always take into account his or her duties as a Director. Subject to our Memorandum and Articles of Association, a Director may exercise all the powers of our Company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party.

Our Board has determined that none of our Independent Directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these Directors is “independent” as that term is defined under the rules of Nasdaq.

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

Status as a Controlled Company and Foreign Private Issuer

We are not required to comply with certain corporate governance requirements as a “controlled company,” and as a “foreign private issuer,” as defined by the SEC, we are also permitted to follow home country corporate governance practices in lieu of certain corporate governance practices required by Nasdaq for U.S. domestic issuers. While we will follow many of the corporate governance listing requirements of Nasdaq on a purely voluntary basis, we may elect to follow certain home country corporate governance practices in lieu of certain corporate governance standards of Nasdaq that are applicable to U.S. domestic issuers. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq Listing Rules. As of the date of this Annual Report, the Company does not intend to rely upon any home country requirements afforded to a “controlled company,” but may elect to do so in the future. Following our home country governance practices may provide less protection than is accorded to investors under Nasdaq Listing Rules applicable to domestic issuers.

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

Because we are a foreign private issuer, our Directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They are, however, subject to the obligations to report changes in share ownership under Sections 13 and 16(a) of the Exchange Act and related SEC rules.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as a director (unless the company permits him to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Committees of the Board of Directors

We have established an Audit Committee, a Compensation Committee and a Nomination Committee, each of which operates pursuant to a charter adopted by our Board effective as of March 2025. The Board may also establish other committees from time to time to assist our Company and the Board. The composition and functioning of all of our committees complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://masterbeefgroup.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Lok Ming Leung, Man Fai Danny Liu and Hiu Wa Chan, all of whom are Independent Directors, serve on the Audit Committee, which is chaired by Man Fai Danny Liu. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Our Board has designated Man Fai Danny Liu as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The Audit Committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the Audit Committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	implementing our Cybersecurity Policy, as adopted by our Board effective April 11, 2025.

Cybersecurity Policy

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

Compensation committee

Lok Ming Leung, Hiu Wa Chan and Chung Fan Cheng, all of whom are Independent Directors, serve on the Compensation Committee, which is chaired by Hiu Wa Chan. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The Compensation Committee’s responsibilities include:

●	evaluating the performance of our Chief Executive Officer in light of our Company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other Executive Officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	implementing our Compensation Recovery Policy;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the Compensation Committee report required by SEC rules, if and when required.

Compensation Recovery Policy

The Compensation Committee Charter provides the members of the Compensation Committee with the authority to carry out the duties and responsibilities associated with our Compensation Recovery Policy. In the event of a restatement of the Company’s financial statements, the Compensation Committee shall: (i) determine such Executive Officers who served at any time during the performance period for incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with U.S. securities laws, including the disclosure required by the applicable SEC filings. See “Compensation Recovery Policy,” below.

Nomination committee

Lok Ming Leung, Man Fai Danny Liu and Hiu Wa Chan, all of whom are Independent Directors, serve on the Nomination Committee, which is chaired by Hiu Wa Chan. Our Board has determined that each member of the Nomination Committee is “independent” as defined in the applicable Nasdaq. The Nomination Committee’s responsibilities include:

●	developing and recommending to the Board criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by shareholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

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

Compensation of Directors and Executive Officers

Under Cayman Islands law, we are not required to disclose the compensation paid to our Executive Officers on an individual basis and we have not otherwise disclosed this information elsewhere, other than in our filings with the SEC.

Outstanding Equity Awards at Fiscal Year-End

We have not yet adopted any incentive plans, cash incentive or performance-based compensation programs, and have not granted any equity awards to our Directors or Executive Officers during the years ended December 31, 2025, 2024 and 2023.

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

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory retirement savings system in which all eligible employees and employers are required to contribute monthly according to their salaries and the period of employment. The Mandatory Provident Fund was implemented on December 1, 2000 following the enactment of the MPFSO on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits and investigations.

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

The Group operates a defined contribution MPF retirement benefit scheme under the MPFSO for all of its employees in Hong Kong and has contributed to the relevant registered scheme an amount determined in accordance with MPFSO which is currently 5% of the eligible employee’s monthly salary and subject to a maximum mandatory contribution of HKD1,500 (approximately US$192) per month.

The contributions to the MPF are recognised as employee benefit expense when they are due and are charged to the consolidated statements of income (loss). The total contributions to the MPF of our Operating Subsidiary in Hong Kong for the fiscal years ended December 31, 2025 and 2024 amounted to approximately HK$4.6 million (approximately US$0.6 million) and HK$5.3 million, respectively.

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

As of the date of this Annual Report, we have 17,155,000 Ordinary Shares issued and outstanding. None of our outstanding Ordinary Shares are held of record by holders in the United States.

Name of Beneficial Owner(1)	Ordinary Shares Beneficially Owned		Percent of Class(4)
Named Executive Officers and Directors:
Ms. K Chau(2)	9,016,875	(2)	52.56%
Ms. E Chau(2)	9,016,875	(2)	52.56%
Ms. So(3)	3,448,125	(3)	20.10%
Ka Chun Lam	0		0.00%
Shing Yan Lee	0		0.00%
Yin Yam Lam	0		0.00%
Lok Ming Leung	0		0.00%
Man Fai Danny Liu	0		0.00%
Hiu Wa Chan	0		0.00%
Chung Fan Cheng	0		0.00%
All Executive Officers and Directors as a group (10 persons)	12,465,000		72.66%
5% or Greater Shareholders
Galaxy Shine Company Limited	9,016,875	(2)	52.56%
Hee Shun Chung (Mr. Chung)	9,016,875	(2)	52.56%
Man Kit Leung (Mr. Leung)	9,016,875	(2)	52.56%
Yuk Ming Chan (Mr. Chan)	9,016,875	(2)	52.56%
Thrivors Holdings Limited	3,448,125	(2)	20.10%
Mei Ying Cheng (Ms. Cheng)	3,448,125	(2)	20.10%

(1)	The business address for our Directors and Executive Officers is at Units 1509-10, 15/F, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong. The registered office address for both Galaxy Shine Company Limited and Thrivors Holdings Limited is Jayla Place, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(2)	Represents the Ordinary Shares held by Galaxy Shine Company Limited, a British Virgin Islands company. The ordinary shares of Galaxy Shine Company Limited are owned in the following proportions by the following individuals: approximately 27.27% (Ms. K Chau), 27.27% (Ms. E Chau), 24.83% (Mr. Chung), 13.64% (Mr. Leung) and 6.99% (Mr. Chan). The board of directors of Galaxy Shine Company Limited consists of Ms. K Chau, Ms. E Chau, Mr. Chung, Mr. Leung and Mr. Chan, and hence they are deemed to have shared voting and investment power over the Ordinary Shares held by Galaxy Shine Company Limited.
(3)	Represents the Ordinary Shares held by Thrivors Holdings Limited. The ordinary shares of Thrivors Holdings Limited are owned in the following proportions by the following individuals: 40% (Ms. Cheng), 30% (Ms. So) and 30% (Mr. Tsz Ngo So). The board of directors of Thrivors Holdings Limited consists of Ms. Cheng and Ms. So, and hence they are deemed to have shared voting and investment power over the Ordinary Shares held by Thrivors Holdings Limited.
(4)	Based on 17,155,000 Ordinary Shares issued and outstanding as of the date of this Annual Report.

Related Party Transactions

We have adopted an Audit Committee charter that requires the Audit Committee to review all related-party transactions on an ongoing basis and that all such transactions be approved by the Audit Committee.

Set forth below are related party transactions of our Group for fiscal years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The table below sets out the significant related party transactions of the Group for the periods indicated:

	For the Years Ended December 31,
	2025		2024	2023
	US$ (Audited)	HK$ (Audited)	HK$ (Audited)	HK$ (Audited)

Sales of goods to related companies(1)	781	6,081	-	31,730
Sales of food ingredients to related companies(2)	1,217,068	9,472,803	11,192,830	-
Rental expenses to related companies(3)	588,506	4,580,520	3,715,200	4,188,400
Rental expenses to a related company (4)	22,356	174,000	14,500	-
Loan interest expenses to related companies(5)	203,952	1,587,422	1,950,246	2,285,985
Loan interest expenses to directors	284,369	2,213,331	-	-
Storage expenses to a related company(6)	14,014	109,073	104,011	113,142
Management fee income from related companies(7)	1,902,920	14,811,000	13,799,000	-
Rental income received from related companies(8)	134,828	1,049,405	626,517	-

Notes:

(1)	Includes revenue from the sale of food and semi-finished food products to companies with common shareholders and/or directors, including Whitehead Management Limited, Hai Shi Machinery & Equipment Company Limited and Ocean First Logistics Limited.

(2)	Includes revenue from the sale of food ingredients to companies with common shareholders and/or directors, including Taiwanese Claypot Limited, All You Can Eat Limited, Taiwanese Bento Limited, Total Rise Corporation Limited, Able Castle Corporation Limited and Beauti-Linkage Limited, which are subsidiaries of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, all of which are entities in the Disposal Groups.

(3)	Includes rent paid for the lease of the Group’s office premise, central kitchen and warehouse premises in Hong Kong to Keen Noble Limited, Ocean First Logistics Limited and Team Will Limited, both of which are ultimately controlled by the father of Ms. Oi Wai Chau and Ms. Oi Yee Chau, who are our Directors.

(4)	Includes rent paid for the lease of the Group’s staff apartment in Yuen Long, Hong Kong to City Pine Limited, which is controlled by Ms. Oi Wai Chau, Ms. Oi Yee Chau and the father of Ms. Oi Wai Chau and Ms. Oi Yee Chau.

(5)	Includes loan interest charged under the loan agreements between various subsidiaries of the Group as the borrower and Ocean First Logistics Limited as the lender at an interest rate at 2.5% p.a below HKD Prime Lending Rate per annum and under the loan agreement between a subsidiary of our Company as the borrower and Rise Happiness Limited as the lender at a floating interest rate. Rise Happiness Limited has common shareholders and directors with our Company.

(6)	Includes fees paid to Ocean First Logistics Limited for the use of the Group’s storage facility situated at Yuen Long, Hong Kong.

(7)	Includes revenue from the provision of human resource management services to companies with common shareholders and/or directors, including Taiwanese Claypot Limited, All You Can Eat Limited, Taiwanese Bento Limited, Total Rise Corporation Limited, Able Castle Corporation Limited and Beauti-Linkage Limited, which are subsidiaries of Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited, all of which are entities in the Disposal Groups.

(8)	Includes rental income from subleasing restaurant outlets to companies with common shareholders and/or directors, including All You Can Eat Limited and Able Castle Corporation Limited, which are subsidiaries of Chubby Bento Limited, all of which are entities in the Disposal Groups.

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

As of the date of this Annual Report, our authorized share capital is $1,500,000, divided into 3,000,000,000 Ordinary Shares of par value of $0.0005 each. As of the date of this Annual Report, there are 17,155,000 Ordinary Shares issued and outstanding.

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

Voting Rights

Subject to any special rights, restrictions or privileges as to voting for the time being attached to any class or classes of shares at any general meeting: (a) on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every share which is fully paid or credited as fully paid registered in his/her/its name in the register of members of our Company but no amount paid up or credited as paid up on a share in advance of calls or installments is treated for this purpose as paid up on the share; and (b) on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation, by its duly authorised representative) shall have one vote. Where more than one proxy is appointed by a member which is a Clearing House (as defined in the Articles of Association) (or its nominee(s)) or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it does use in the same way.

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

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and (ii) any gain recognised on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognised) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognised from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognised on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognised as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognised on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

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

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognised from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

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

At December 31, 2025, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would decrease or increase the Group’s profit after tax by approximately HK$496,000 (approximately US$64,000).

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Chief Financial Officer (the “Certifying Officers”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officers concluded that our disclosure controls and procedures were ineffective as of December 31, 2025 and as of the date that the evaluation of the effectiveness of our disclosure controls and procedures was completed, because of the material weaknesses in our internal control over financial reporting described below. Our disclosure controls and procedures were not effective to satisfy the objectives for which they are intended.

Notwithstanding the material weaknesses identified, we believe that the consolidated financial statements included in this Annual Report correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, management determined that our internal control over financial reporting was not effective as a material weakness was identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of SEC rules and regulations to prepare and review our consolidated financial statements and related disclosures to fulfill SEC financial reporting requirements.

To remedy the identified material weakness, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including but not limited to, engaging a US law firm as our United States securities counsel under annual retainer for certain routine legal compliance requirements. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting.

As a result of these material weaknesses and based on the evaluation described above, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one Audit Committee financial expert serving on our Audit Committee. Our Board of Directors has determined that each member of our Audit Committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. Our Board of Directors has designated Mr. Liu as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the fiscal years ended December 31, 2025 and 2024:

	Financial Year Ended December 31, 2025	Financial Year Ended December 31, 2024
Audit Fees	182,000	$200,000
All Other Fees	32,000	$515,875
Total	214,000	$715,875

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

All Other Fees consist of the aggregate fees billed for services provided by our independent auditor and not otherwise included in Audit Fees or Audit Related Fees. Included in such Other Fees would be fees for services rendered in connection with public offerings conducted and review of unaudited half year interim financial information by our independent auditor during such periods.

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

(a)	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

(b)	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial Officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2025.

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

The Cybersecurity Policy has been filed as Exhibit 4.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

MAsterBeef Group and its subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

MasterBeef Group and its subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of MasterBeef Group

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of MasterBeef Group and its Subsidiaries (collectively, the “Group”) as of December 31, 2025 and 2024 and the related consolidated statements of profit or loss and other comprehensive income/(loss), changes in equity/(deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

/s/ Onestop Assurance PAC

Singapore

May 15, 2026

MasterBeef Group and its subsidiaries

Consolidated Statements of Profit or Loss

For the year ended December 31, 2025, 2024 and 2023

		2025	2025	2024	2023
	Note	US$	HK$	HK$	HK$

Revenue	3	58,985,525	459,102,040	503,975,453	532,286,102

Other income and gains	4	403,158	3,137,903	2,575,532	1,191,524

Raw materials and consumables used		(21,413,932)	(166,671,052)	(162,919,358)	(173,923,946)

Depreciation of property, plant and equipment	12	(3,549,440)	(27,626,357)	(34,038,855)	(35,795,951)

Amortisation of right-of-use assets	13	(5,006,718)	(38,968,788)	(44,562,079)	(48,467,296)

Staff costs		(19,299,674)	(150,215,156)	(169,577,298)	(177,874,361)

Utilities expenses		(2,331,496)	(18,146,730)	(19,133,238)	(19,896,742)

Impairment loss in respect of assets held for sale	11	-	-	-	(23,545,499)

Impairment of property, plant and equipment	12	(241,205)	(1,877,371)	(4,549,381)	-

Impairment of right-of-use assets	13	(527,031)	(4,102,040)	(5,013,080)	-

Gain on disposal of subsidiaries	11	-	-	58,678,325	-

Other expenses	6	(11,624,683)	(90,478,393)	(79,631,075)	(72,312,851)

Finance costs	7	(1,246,913)	(9,705,101)	(10,190,795)	(11,449,103)

(Loss)/profit before tax	8	(5,852,409)	(45,551,045)	35,614,151	(29,788,123)

Income tax expense	9	(896,366)	(6,976,688)	(2,713,707)	(7,657,988)

(Loss)/profit for the year		(6,748,775)	(52,527,733)	32,900,444	(37,446,111)

(Loss)/earnings per share

Basic	10	(0.41)	(3.17)	2.56	(3,745.00)

Diluted	10	(0.41)	(3.17)	2.56	(3,745.00)

MasterBeef Group and its subsidiaries

Consolidated Statements of Comprehensive (Loss)/Income

For the year ended December 31, 2025, 2024 and 2023

		2025	2025	2024	2023
	Note	US$	HK$	HK$	HK$

(Loss)/profit for the year		(6,748,775)	(52,527,733)	32,900,444	(37,446,111)

Other comprehensive income, net of tax:

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:

Exchange difference on translation of foreign operation		3,390	26,382	(28,025)	(3,475)

Total comprehensive (loss)/income for the year		(6,745,385)	(52,501,351)	32,872,419	(37,449,586)

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

		December 31, 2025	December 31, 2025	December 31, 2024
	Note	US$	HK$	HK$

Assets

Non-current assets

Property, plant and equipment	12	3,395,107	26,425,135	50,506,934
Right-of-use assets	13	6,044,280	47,044,447	61,554,718
Deferred tax assets	14	983,727	7,656,645	8,968,929
Deposits	15	1,617,174	12,586,949	10,898,645

		12,040,288	93,713,176	131,929,226
Current assets

Amounts due from related companies	16	2,053,584	15,983,658	17,304,600
Amounts due from shareholders	16	-	-	74,100
Inventories	17	3,013,723	23,456,709	20,351,116
Trade receivables	18	437,456	3,404,848	3,319,847
Deposits, prepayments and other receivables	15	2,295,906	17,869,726	18,000,107
Tax recoverable		242,303	1,885,920	-
Cash and bank balances	19	18,978,470	147,715,125	117,336,010

		27,021,442	210,315,986	176,385,780

Total assets		39,061,730	304,029,162	308,315,006

MasterBeef Group and its subsidiaries

Consolidated Statements of Financial Position (Continued)

December 31, 2025 and 2024

		December 31, 2025	December 31, 2025	December 31, 2024
	Note	US$	HK$	HK$

Equity and liabilities

Capital and reserves

Share capital	20	8,597	66,916	58,500
(Accumulated losses)/retained profits		(3,084,835)	(24,010,190)	28,517,543
Other reserves	21	9,171,241	71,382,519	9,979
Exchange reserve	21	(2,078)	(16,176)	(42,558)

Total equity		6,092,925	47,423,069	28,543,464

Non-current liabilities

Loans from related companies	22	5,686,724	44,261,481	28,004,873
Loans from directors	16	5,741,388	44,686,941	-
Lease liabilities	23	3,670,053	28,565,127	36,268,295
Provision for reinstatement costs	24	466,383	3,630,000	2,780,000

		15,564,548	121,143,549	67,053,168

Current liabilities

Bank loans	25	7,986,489	62,161,236	70,184,889
Loans from related companies	22	-	-	15,677,958
Amounts due to directors	16	-	-	42,573,611
Amounts due to related companies	16	51,722	402,561	165,724
Provision for reinstatement costs	24	214,562	1,670,000	2,520,000
Lease liabilities	23	4,045,398	31,486,548	38,148,743
Trade payables		1,614,675	12,567,498	16,656,904
Accruals and other payables	26	3,491,411	27,174,701	25,075,647
Current tax payable		-	-	1,714,898

		17,404,257	135,462,544	212,718,374

Total liabilities		32,968,805	256,606,093	279,771,542

Total equity and liabilities		39,061,730	304,029,162	308,315,006

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statements of Changes in Equity/(Deficit)

For the year ended December 31, 2025, 2024 and 2023

	Share capital	Share premium	Retained profits/ (accumulated losses)	Other reserves	Exchange reserve	Share-based payment reserve	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$

January 1, 2023	10	-	33,063,210	147,090	(11,058)	-	33,199,252

Effect of merger accounting for common control combination	-		-	(137,111)	-	-	(137,111)
Loss for the year	-	-	(37,446,111)	-	-	-	(37,446,111)
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	-	(3,475)	-	(3,475)

December 31, 2023	10	-	(4,382,901)	9,979	(14,533)	-	(4,387,445)

Issuance of shares	119,340	-	-	-	-	-	119,340
Share repurchase	(60,850)	-	-	-	-	-	(60,850)
Profit for the year	-	-	32,900,444	-	-	-	32,900,444
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	-	(28,025)	-	(28,025)

December 31, 2024	58,500	-	28,517,543	9,979	(42,558)	-	28,543,464

Issuance of shares	8,416	67,321,541	-	-	-	-	67,329,957
Share issue expense	-	(7,647,539)	-	-	-	-	(7,647,539)
Share-based payment expense	-	-	-	-	-	11,698,538	11,698,538
Loss for the year	-	-	(52,527,733)	-	-	-	(52,527,733)
Other comprehensive income:
Exchange difference on translation of foreign operation	-	-	-	-	26,382	-	26,382

December 31, 2025	66,916	59,674,002	(24,010,190)	9,979	(16,176)	11,698,538	47,423,069

December 31, 2025 (US$)	8,597	7,666,928	(3,084,835)	1,282	(2,078)	1,503,031	6,092,925

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Consolidated Statements of Cash Flows

For the year ended December 31, 2025, 2024 and 2023

		2025	2025	2024	2023
	Note	US$	HK$	HK$	HK$

Cash flows from operating activities

(Loss)/profit before tax		(5,852,409)	(45,551,045)	35,614,151	(29,788,123)

Adjustments for:

Interest income	4	(62,215)	(484,236)	(682,409)	(515,980)
Interest expenses	7	741,752	5,773,284	4,595,959	5,149,089
Depreciation of property, plant and equipment	12	3,549,440	27,626,357	34,038,855	35,795,951
Amortisation of right-of-use assets	13	5,006,718	38,968,788	44,562,079	48,467,296
Impairment loss on disposal group classified as held for sale		-	-	-	23,545,499
Interest on lease liabilities	7	505,161	3,931,817	5,594,836	6,300,014
Written-off of property, plant and equipment	8	15,521	120,803	526,279	6,702,181
Impairment of property, plant and equipment	12	241,205	1,877,371	4,549,381	-
Impairment of right-of-use assets	13	527,031	4,102,040	5,013,080	-
Share-based payment		1,503,218	11,700,000	-	-
Gain on disposal of subsidiaries		-	-	(58,678,325)	-

Operating cash flows before movements in working capital		6,175,422	48,065,179	75,133,886	95,655,927

Decrease/(increase) in amounts due from related companies		169,715	1,320,942	45,064,210	(78,147)
Decrease in amounts due from shareholders		9,521	74,100	-	-
(Increase)/decrease in inventories		(399,007)	(3,105,593)	4,768,410	5,146,061
(Increase)/decrease in trade receivables		(10,921)	(85,001)	5,581,582	(5,149,129)
Increase in deposits, prepayments and other receivables		(200,162)	(1,557,923)	(3,408,599)	(5,696,237)
Decrease in amounts due to directors		(5,469,866)	(42,573,611)	(67,214,294)	(224,388)
Increase in amounts due to related companies		30,429	236,837	18,963	35,894
(Decrease)/increase in trade payables		(525,408)	(4,089,406)	972,847	(1,580,470)
(Decrease)/increase in accruals and other payables		(273,784)	(2,130,946)	8,675,330	2,797,231

Cash (used in)/generated from operations		(494,061)	(3,845,422)	69,592,335	90,906,742

Interest received		62,215	484,236	682,409	515,980
Income tax paid		(1,190,398)	(9,265,222)	(10,108,560)	(7,598,311)

Net cash (used in)/generated from operating activities		(1,622,244)	(12,626,408)	60,166,184	83,824,411

Cash flows from investing activities

Purchase of property, plant and equipment		(176,746)	(1,375,666)	(11,991,530)	(44,512,104)
Net cash outflow from deconsolidation of subsidiaries		-	-	(189,912)	-
Proceeds from disposal of property, plant and equipment		8,086	62,934	-	61,239

Net cash used in investing activities		(168,660)	(1,312,732)	(12,181,442)	(44,450,865)

MasterBeef Group and its subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the year ended December 31, 2025, 2024 and 2023

		2025	2025	2024	2023
	Note	US$	HK$	HK$	HK$

Cash flows from financing activities

Interest paid for bank loans		(253,431)	(1,972,532)	(2,645,713)	(2,863,104)
Proceed from loans from directors		5,457,018	42,473,611	-	-
Gross proceeds from issuance of ordinary shares		8,650,567	67,329,957	-	-
Listing expenses paid in relation to issuance of new ordinary shares		(978,547)	(7,616,332)	-	-
Interest paid for loans from related companies		(13,888)	(108,096)	(1,950,246)	(2,285,985)
Repayment of principal portion of bank loan		(1,030,881)	(8,023,653)	(7,569,370)	(8,489,298)
Repayment of principal portion of loans from related companies		(115,719)	(900,676)	(10,190,497)	(13,950,673)
Interest elements of lease rentals paid		(505,161)	(3,931,817)	(5,594,836)	(6,300,014)
Repayment of principal portion of lease liabilities		(5,515,131)	(42,925,920)	(48,883,789)	(47,679,212)

Net cash generated from/(used in) financing activities		5,694,827	44,324,542	(76,834,451)	(81,568,286)

Net increase/(decrease) in cash and cash equivalents		3,903,923	30,385,402	(28,849,709)	(42,194,740)

Cash and cash equivalents at beginning of the year		15,075,355	117,336,010	146,213,744	196,296,774

Bank balances and cash transfer to assets classified as held for sale		-	-	-	(7,884,815)

Effect of foreign exchange rate changes		(808)	(6,287)	(28,025)	(3,475)

Cash and cash equivalents at end of the year	19	18,978,470	147,715,125	117,336,010	146,213,744

The accompanying notes form an integral part of these consolidated financial statements.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025, 2024 and 2023

1.	General

MasterBeef Group (the “Company”, and together with its subsidiaries, the “Group”) is a limited liability company incorporated in Cayman Islands. The Company is listed on Nasdaq since April 10, 2025 and dual listed on the Quotation Board of the Frankfurt Stock Exchange since September 3, 2025. The principal activity of the Company is investment holding. The principal activities of the subsidiaries (together with the Company, collectively referred to as the “Group”) are:-

Information about subsidiaries

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2025	2024

Masterbeef Limited	British Virgin Islands	100	100	Provision of investment holding

Tak Moon Holdings Limited	Hong Kong	100	100	Provision of investment holding

Luk Koon Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Master Beef Hotpot Limited	Hong Kong	100	100	Provision of catering services

Able Force Limited	Hong Kong	100	100	Provision of catering services

Amazing Hotpot Limited	Hong Kong	100	100	Provision of catering services

All You Can Eat Hotpot Limited	Hong Kong	100	100	Provision of catering services

People Mountain People Sea Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Taiwanese Hotpot Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Limited	Hong Kong	100	100	Provision of catering services

Mrs Beef Hotpot Limited *β	Hong Kong	-	100	Provision of catering services

Zone Corporation Limited *	Hong Kong	100	100	Provision of catering services

Sharp Harbour Limited *	Hong Kong	100	100	Provision of catering services

Anping Grill Limited	British Virgin Islands	100	100	Provision of investment holding

Anping Grill (HK) Limited	Hong Kong	100	100	Provision of catering services

Taiwanese Barbecue Limited	Hong Kong	100	100	Provision of catering services

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2025, 2024 and 2023

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2025	2024

All You Can Eat Grill Limited	Hong Kong	100	100	Provision of catering services

Cool Sky Limited	Hong Kong	100	100	Provision of catering services

Taiwanese All You Can Eat Limited *	Hong Kong	100	100	Provision of catering services

Wide Fame Limited *	Hong Kong	100	100	Provision of catering services

Chubby Bento Limited #	British Virgin Islands	-	-	Provision of investment holding

Chubby Bento (HK) Limited #	Hong Kong	-	-	Provision of investment holding

All You Can Eat Limited #	Hong Kong	-	-	Provision of catering services

Taiwanese Bento Limited #	Hong Kong	-	-	Provision of catering services

Total Rise Corporation Limited * #	Hong Kong	-	-	Provision of catering services

Able Castle Corporation Limited *#!	Hong Kong	-	-	Provision of catering services

Beauti-Linkage Limited *#!	Hong Kong	-	-	Provision of catering services

Glory Zone Corporation Limited *#!	Hong Kong	-	-	Provision of catering services

Bao Pot Taiwanese Claypot Limited #	British Virgin Islands	-	-	Provision of investment holding

Bao Pot Taiwanese Claypot (HK) Limited #	Hong Kong	-	-	Provision of catering services

Taiwanese Claypot Limited #	Hong Kong	-	-	Provision of catering services

General’s Feast Limited ^	British Virgin Islands	100	100	Provision of investment holding

Generals Feast (HK) Limited !	Hong Kong	100	100	Provision of investment holding

Vast Happiness Limited *ꝺ	Hong Kong	100	-	Provision of catering services

Tak Moon Food Supplies (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

1.	General (continued)

Information about subsidiaries (Continued)

Name	Place of incorporation/ operation	Percentage of issued capital held		Principal activities
		2025	2024
Tak Moon Food Supplies Limited	Hong Kong	100	100	Provision of food supply

Tak Mei Food Supplies Limited	Taiwan	100	100	Provision of food supply

Taiwanese Sweeties Limited	British Virgin Islands	100	100	Provision of investment holding

Taiwanese Sweeties (HK) Limited	Hong Kong	100	100	Provision of catering services

Big Assets Limited *ꝺ	Hong Kong	100	-	Provision of catering services

House of Talent (BVI) Limited	British Virgin Islands	100	100	Provision of investment holding

House of Talent Limited	Hong Kong	100	100	Provision of catering services

Worvity Limited ꝺ	British Virgin Islands	100	-	Provision of investment holding

Worvity (HK) Limited *ꝺ	Hong Kong	100	-	Provision of catering services

Wider Rise Limited *ꝺ	Hong Kong	100	-	Provision of catering services

*	The entities have/had yet to commence its business.
#	The entities were disposed of on May 14, 2024. For details, please refer to Note 11.
β	The entities were disposed of on June 23, 2025.
^	The entities were incorporated in 2024.
!	The entities were acquired in 2024.
ꝺ	The entities were acquired in 2025.

2.	Basis of preparation of consolidated financial statements and material accounting policy information

2.1	Basis of preparation of consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) and Interpretations issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements are presented in Hong Kong dollars (“HK$”), which is also the functional currency of the Company.

Translations of the consolidated statements of financial position, consolidated statements of profit or loss, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from HK$ into US Dollar (“US$”) as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of HK$7.7833 = US$1, as the prevailing rate as of December 31, 2025 as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.2	Application of amendments to IFRS

In preparing the consolidated financial statements, the Group has applied the following amendments to IFRS issued by the IASB, for the first time, which are mandatorily effective for the Group’s annual period beginning on January 1, 2025:

Amendments to IAS 21	Lack of Exchangeability

The application of the amendments to IFRS in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2.3	Going concern

The Group incurred a loss of HK$52,527,733 for the year ended December 31, 2025. This condition indicates the existence of a material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, the Group may not be able to realise its assets and discharge its liabilities in the normal course of business.

The consolidated financial statements have been prepared on a going concern basis according to below reason:

i)	The Group has entered into loan agreements and supplemental letters dated February 11, 2025 with the directors of the Group and the related companies which had previously provided loans to the Group’s operating subsidiaries, pursuant to which the directors and the related companies agreed that the Group would not be required to repay such loans until 24 months later.

ii)

The Directors agreed not to request repayment of the amount due to them of HK$44,685,941 for at least twelve months from the date of these financial statements until the Group is in a position to do so without impairing its liquidity and financial position.

Based on the above, the directors are of the opinion that the Group will have sufficient working capital to finance its operations and to meet its financial obligations as and when they fall due for at least the next twelve months from the end of the reporting period. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

2.4	Changes in accounting policy as a result of application of the HKICPA guidance on the accounting implications of the abolition of the Mandatory Provident Fund (“MPF”) – Long Service Payment (“LSP”) offsetting mechanism in Hong Kong

In June 2022, the Government of the Hong Kong Special Administrative Region (“HKSAR”) gazetted the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Ordinance 2022 (the “Amendment Ordinance”) which abolishes the use of the accrued benefits derived from employers’ mandatory MPF contributions to offset severance payment and LSP (the “Abolition”). The Abolition will officially take effect on May 1, 2025 (the “Transition Date”). In addition, under the Amendment Ordinance, the last month’s salary immediately preceding the Transition Date (instead of the date of termination of employment) is used to calculate the portion of LSP in respect of the employment period before the Transition Date.

In July 2023, the HKICPA published “Accounting implications of the abolition of the MPF-LSP offsetting mechanism in Hong Kong” which provides guidance for the accounting for the offsetting mechanism and the impact arising from abolition of the MPF-LSP offsetting mechanism in Hong Kong. In light of this, the Group has implemented the guidance published by the HKICPA in connection with the LSP obligation retrospectively so as to provide more reliable and more relevant information about the effects of the offsetting mechanism and the Abolition.

This has no material impact on the Group’s results and financial position for the prior periods, and the Group recognised total charges of HK$972,221 in the consolidated statements of profit or loss for the year ended December 31, 2025.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Significant judgements and estimates

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

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below:

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

Certain subsidiaries of the Group have tax loss carry forwards amounting to approximately HK$60,921,000 (2024: HK$33,355,000). The loss does not expire and the Company has no temporary taxable differences which could partly support the recognition of deferred tax assets. Also, there are no tax planning opportunities available that would further provide a basis for recognition.

If the Group was able to recognise all unrecognised deferred tax assets, loss would decrease by approximately HK$10,052,000 for the year ended December 31, 2025 (2024: HK$5,504,000). Further details are contained in Note 14.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.5	Significant judgements and estimates (continued)

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

2.6	Material accounting policy information

a)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended December 31, 2025 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the group the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

b)	Property, plant and equipment

Property, plant and equipment are stated at cost, less provisions for depreciation and impairment loss, if any.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable cost of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the item has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the consolidated statements of profit or loss in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in future economic benefits expected to be obtained from the use of the item, the expenditure is capitalised as an additional cost of the item. When an item of property, plant and equipment is sold, its cost and accumulated depreciation are removed from the consolidated financial statements and any gain or loss resulting from the disposal, being the difference between the net disposal proceeds and the carrying amount of the asset, is included in the consolidated statements of profit or loss.

Leasehold improvements (included the reinstatement costs)	20% per annum or over the terms of lease
Plant and machinery	20% per annum
Office equipment	20% per annum
Motor vehicle	20% per annum

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated statements of profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

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

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statements of profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

c)	Impairment of non-financial assets (continued)

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated statements of profit or loss in the period in which it arises.

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

Financial assets are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). Transaction costs that are directly attributable to the acquisition of financial assets (other than financial assets at fair value through profit or loss (“FVTPL”)) are added to the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognised immediately in consolidated statements of profit or loss.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

e)	Financial assets (continued)

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

e)	Financial assets (continued)

(i)	Amortised cost and interest income

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

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade receivables, other receivables, amounts due from related companies and amounts due from shareholders). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

e)	Financial assets (continued)

Impairment of financial assets (continued)

(i)	Significant increase in credit risk

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

e)	Financial assets (continued)

Impairment of financial assets (continued)

(iii)	Credit-impaired financial assets

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

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in consolidated statements of profit or loss.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

f)	Derecognition of financial assets

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

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in consolidated statements of profit or loss.

g)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and loans and borrowings, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Group’s financial liabilities include trade payables, other payables, loan from related companies, loan from directors, amount due to directors, amounts due to related companies and, lease liabilities.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

g)	Financial liabilities (continued)

A financial liability is held for trading if:

●	it has been acquired principally for the purpose of repurchasing it in the near term; or

●	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

●	it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

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

For financial liabilities that are designated as at FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognised in consolidated statements of profit or loss, unless the recognition of the effects of changes in the liability’s credit risk in consolidated other comprehensive income would create or enlarge an accounting mismatch in profit or loss. For financial liabilities that contain embedded derivatives, such as convertible loan notes, the changes in fair value of the embedded derivatives are excluded in determining the amount to be presented in consolidated other comprehensive income.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in the consolidated statements of profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in the consolidated statements of profit or loss.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in consolidated statements of profit or loss.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

h)	Leases

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

h)	Leases (continued)

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

h)	Leases (continued)

The Group as a lessee (continued)

Lease liabilities (continued)

The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever:

●	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

●	the lease payments change due to changes in market rental rates following a market rent review/expected payment under a guaranteed residual value, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate.

●	a lease contract is modified and the lease modification is not accounted for as a separate lease.

The Group presents lease liabilities as a separate line item on the consolidated statements of financial position.

Lease modifications

The Group applied the practical expedient, the Group accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

h)	Leases (continued)

Sublease

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

i)	Foreign currency translation

These financial statements are presented in Hong Kong dollars, which is the Company’s functional currency. Each entity in the group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to consolidated statements of profit or loss. Differences arising on settlement or translation of monetary items are recognised in the consolidated statements of profit or loss with the exception of monetary items that are designated as part of the hedge of the group’s net investment of a foreign operation. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item. The functional currency of the overseas branch and subsidiaries is currency other than the Hong Kong dollars. As at the end of the reporting period, the assets and liabilities of the entity are translated into the presentation currency of the Company at the exchange rates ruling at the end of the reporting period, and their income and expense items are translated into Hong Kong dollars at the spot rates for the year.

The resulting exchange differences are recorded in other comprehensive income and the cumulative balance is included in exchange reserve in the consolidated statements of changes in equity. On disposal of a foreign entity, the deferred cumulative amount recognised in exchange reserve relating to that particular foreign operation is recognised in the consolidated statements of profit or loss. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

For the purpose of the consolidated statements of cash flows, the cash flows of the overseas branch and subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas branch and subsidiaries which arise throughout the year are translated into Hong Kong dollars at the spot rates for the year.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

j)	Provision

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in the finance costs in the consolidated statements of profit or loss.

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

k)	Revenue recognition

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

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

k)	Revenue recognition (continued)

Further details of the group’s revenue recognition policies are as follows:-

i)	Catering income

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

Sundry income is recognised when the right to receive payment is established.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

l)	Borrowing costs

All borrowing costs are charged to the consolidated statements of profit or loss in the period in which they are incurred.

m)	Retirement benefits costs

The group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to the consolidated statements of profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the group in an independently administered fund.

For LSP obligation, the Group accounts for the employer MPF contributions expected to be offset as a deemed employee contribution towards the LSP obligation in terms of HKAS 19.93(a) and it is measure on a net basis. The estimated amount of future benefit is determined after deducting the negative service cost arising from the accrued benefits derived from the Group’s MPF contributions that have been vested with employees, which are deemed to be contributions from the relevant employees.

n)	Income tax

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

Deferred tax liabilities are recognised for all taxable temporary differences, except:-

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and at the time of the transaction does not give rise to equal taxable and deductible temporary differences; and

●	in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

2.	Basis of preparation of consolidated financial statements and material accounting policy information (continued)

2.6	Material accounting policy information (continued)

n)	Income tax (continued)

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

o)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

p)	Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed.

q)	Share-based payments

The Group has an equity-settled share option granted to an advisor. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognised for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statements of profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

3.	Revenue

An analysis of the Group’s revenue is as follows:

	2025	2025	2024	2023
	US$	HK$	HK$	HK$
Revenue from contract with customers within the scope of IFRS 15, types of goods or services:-
Catering income – at a point in time	55,476,223	431,788,086	478,093,240	531,779,040
Sales of goods – at a point in time	1,606,382	12,502,954	12,083,213	507,062
Management fee income – over time	1,902,920	14,811,000	13,799,000	-

	58,985,525	459,102,040	503,975,453	532,286,102

4.	Other income and gains

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Interest income	62,215	484,236	682,409	515,980
Government grants (Note a)	92,604	720,763	14,336	-
Foreign exchange gain, net	97	753	-	28,394
Rebate income	1,092	8,500	34,159	-
Rental income	134,827	1,049,405	648,509	96,000
Reversal of provision for reinstatement costs	-	-	70,000	-
Sponsorship income	8,568	66,688	495,131	78,888
Sundry income (Note b)	103,755	807,558	630,988	472,262

	403,158	3,137,903	2,575,532	1,191,524

Note:

a)	The government grants mainly represent subsidies granted from Technology Voucher Programme for the years. All conditions of the government grants have been satisfied.

b)	Sundry income mainly include reimbursement of medical expenses on occupational injury and other miscellaneous income, which individually are not material to the Group.

5.	Segment information

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

Information about major customers

During each of the years ended December 31, 2025 and 2024, there was no revenue from any customer who individually contributing over 10% of the total revenue of the Group.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

6.	Other expenses

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Administrative expenses (Note a)	3,173,806	24,702,679	27,063,110	27,379,871
Business development expenses	899,162	6,998,444	5,930,705	7,257,135
Cleaning expenses	789,630	6,145,931	6,845,835	6,804,944
Consulting services expenses	166,318	1,294,500	1,776,726	641,155
Daily maintenance	355,436	2,766,464	3,212,612	2,531,002
Insurance	117,875	917,460	3,470,575	4,397,605
Listing expenses (Note b)	1,300,023	10,118,468	8,410,621	-
Rental related expenses	2,893,237	22,518,934	22,460,725	22,730,101
Share based payment expense	1,503,218	11,700,000	-	-
Storage expenses	14,014	109,073	104,011	113,142
Traveling and communication expenses	411,964	3,206,440	356,155	457,896

	11,624,683	90,478,393	79,631,075	72,312,851

a)	Administrative expenses mainly include expenses incurred on employee activities, freight charge, shop expenses and other miscellaneous expenses, which individually are not material to the Group.

b)	Listing expenses include expenses incurred for the initial public offering of the Company’s shares on the Nasdaq Stock Exchange and expenses associated with achieving the dual listing of the Company’s shares on the Quotation Board of the Frankfurt Stock Exchange.

7.	Finance costs

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Interest on loans from directors	284,369	2,213,330	-	-
Interest on bank loans	253,431	1,972,532	2,645,713	2,863,104
Interest on loans from related companies	203,952	1,587,422	1,950,246	2,285,985
Interest on lease liabilities	505,161	3,931,817	5,594,836	6,300,014

	1,246,913	9,705,101	10,190,795	11,449,103

8.	(Loss)/profit before tax

The Group’s (loss)/profit before tax is arrived at after charging/crediting:-

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Expense relating to short-term leases	373,687	2,908,520	1,499,771	2,174,712
Written off of property, plant and equipment	15,521	120,803	526,279	6,702,181
Employer’s contribution to defined contribution plan (included in staff costs below)	585,148	4,554,380	5,270,478	5,402,612
Impairment of property, plant and equipment	241,205	1,877,371	4,549,381	-
Impairment of right-of-use assets	527,031	4,102,040	5,013,080	-
Employee benefits expenses
- key management personnel and directors’ remuneration (Note 33)	840,908	6,545,039	4,585,352	7,788,000
- staff costs (including key management personnel and directors’ remuneration)	19,299,674	150,215,156	169,577,298	177,874,361

9.	Income tax

For the years ended December 31, 2025, 2024 and 2023, under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Provision for Taiwan Corporate Income Tax has been made at 20% on the estimated assessable profits.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

9.	Income tax (continued)

Details of income tax are as follows:

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Current tax – Hong Kong
- current year provision	721,119	5,612,684	7,522,946	6,407,506
- prior year over-provision	-	(2)	(9,923)	(1,049)
Current tax – Taiwan	6,645	51,722	5,775	-
	727,764	5,664,404	7,518,798	6,406,457
Deferred tax (Note 14)	168,602	1,312,284	(4,805,091)	1,251,531

Total tax expenses for the year	896,366	6,976,688	2,713,707	7,657,988

A reconciliation of the tax expense applicable to (loss)/profit before tax at the statutory rates for the jurisdictions or countries in which the Group and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates is as follows:

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

(Loss)/profit before tax	(5,852,409)	(45,551,045)	35,614,151	(29,788,123)

Tax at applicable rate	(978,563)	(7,616,451)	5,766,512	(5,018,726)
Income not subject to tax	(20,460)	(159,247)	(11,142,285)	(177,009)
Non-deductible expenses	688,343	5,357,582	2,513,924	4,613,617
Income tax exemption and rebate	(2,313)	(18,000)	(10,500)	(30,000)
Tax effect of deductible temporary differences not recognised	646,137	5,029,080	1,331,573	4,213,670
Utilisation of previously unrecognised tax losses	(9,090)	(70,749)	(395,030)	(1,052,220)
Over-provision for previous year	-	(2)	(9,923)	(1,049)
Difference in tax rate in different countries	6,645	51,722	5,775	-
Tax losses not recognised	565,667	4,402,753	4,653,661	5,146,140
Others	-	-	-	(36,435)

Tax charge at the Group’s effective rate	896,366	6,976,688	2,713,707	7,657,988

Unrecognised tax losses

Deferred income tax assets are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered. The Group have the unrecognised tax losses of approximately HK$60,921,000 (2024: HK$33,355,000 and 2023: HK$38,515,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses have no expiry date. In the opinion of the directors, no deferred tax assets have been recognised for the subsidiaries which are loss-making and have unpredictability of future profit streams.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

10.	(Loss)/earnings per shares

The calculation of the basic and diluted (loss)/earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

(Loss)/profit for the year attributable to the owners of the Company	(6,748,775)	(52,527,733)	32,900,444	(37,446,111)

Weighted average number of ordinary shares for the purpose of calculating the basic earnings per share and dilutive earning per share	16,555,205	16,555,205	12,845,765	10,000

No diluted earnings per share for the years ended December 31, 2025, 2024 and 2023 were presented as there were no potential ordinary shares in issue for these three years.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

11.	Disposal of subsidiaries/ Disposal group classified as held for sale

On December 15, 2023, all the directors signed a written resolution that the Company intends to dispose of all its share in Chubby Bento Limited and Bao Pot Taiwanese Claypot Limited and its subsidiaries (collectively referred as the “Disposal groups”). The assets and liabilities attributable to the Disposal groups, which is expected to be sold within twelve months, have been classified as a disposal group held for sale as it did not represent a separate major line of business or geographical area and are presented separately in the consolidated statements of financial position (see below).

In 2024, the directors consider the sales proceeds less directly attributable cost which amounted to HK$Nil as the fair value less cost of disposal for the disposal of Disposal groups. An impairment loss of HK$23,545,499 including property, plant and equipment of HK$8,894,566 and right-of-use assets of HK$14,650,933, which represents the sale proceeds less the carrying amount of the net assets of Disposal groups as at the reporting date, was charged to consolidated profit or loss.

The major classes of assets and liabilities of Disposal groups classified as held for sale are as follows:

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

December 31, 2025, 2024 and 2023

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

Assets and liabilities at the date of disposal were as follows:

May 14,
2024
HK$

Property, plant and equipment	10,322,156
Right-of-use assets	10,189,424
Amounts due from fellow subsidiaries	1,307,913
Amount due from ultimate holding company	15,600
Inventories	969,410
Trade receivables	341,028
Deposits, other receivables and prepayments	7,529,293
Cash and bank balance	8,074,727
Lease liabilities	(23,986,314)
Provision for reinstatement costs	(530,000)
Amount due to a director	(10,000)
Amounts due to fellow subsidiaries	(63,542,091)
Trade payables	(516,367)
Accruals and other payables	(8,827,504)

Net liabilities disposed	(58,662,725)

Gain on disposal	58,678,325

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

12.	Property, plant and equipment

	Leasehold	Plant and	Office	Motor
	improvements	machinery	equipment	vehicle	Total
	HK$	HK$	HK$	HK$	HK$

Cost

January 1, 2024	131,947,758	23,592,372	2,021,817	-	157,561,947

Additions	6,451,975	1,137,141	264,025	20,000	7,873,141
Written off	(3,934,125)	(924,330)	(65,283)	-	(4,923,738)

December 31, 2024	134,465,608	23,805,183	2,220,559	20,000	160,511,350

Additions	4,950,503	490,758	134,405	30,000	5,605,666
Disposal	-	(116,219)	(8,818)	-	(125,037)
Written off	-	(316,793)	(131,183)	-	(447,976)

December 31, 2025	139,416,111	23,862,929	2,214,963	50,000	165,544,003

Accumulated depreciation

January 1, 2024	63,171,268	11,852,964	789,407	-	75,813,639

Charge for the year	28,956,777	4,671,570	408,508	2,000	34,038,855
Written off	(3,634,261)	(717,381)	(45,817)	-	(4,397,459)

December 31, 2024	88,493,784	15,807,153	1,152,098	2,000	105,455,035

Charge for the year	23,260,951	3,965,785	390,621	9,000	27,626,357
Disposal	-	(53,725)	(8,378)	-	(62,103)
Written off	-	(255,006)	(72,167)	-	(327,173)

December 31, 2025	111,754,735	19,464,207	1,462,174	11,000	132,692,116

Impairment

January 1, 2024	-	-	-	-	-

Provision	4,549,381	-	-	-	4,549,381

December 31, 2024	4,549,381	-	-	-	4,549,381

Provision	1,877,371	-	-	-	1,877,371

December 31, 2025	6,426,752	-	-	-	6,426,752

Net carrying amount

December 31, 2025	21,234,624	4,398,723	752,788	39,000	26,425,135

December 31, 2024	41,422,443	7,998,030	1,068,461	18,000	50,506,934

Net carrying amount (US$)
December 31, 2025	2,728,229	565,149	96,718	5,011	3,395,107

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

12.	Property, plant and equipment (continued)

During the year, the Group disposed of property, plant and equipment with net book value of HK$62,934 at a consideration of HK$62,934. (2024: the Group does not dispose of property, plant and equipment during the year.)

During the year, the Group has written off of property, plant and equipment with net book value of HK$120,803 due to malfunction of plant and machinery and office equipment. (2024: the Group had written off of property, plant and equipment with net book value of HK$526,279 due to termination of a warehouse tenancy agreement and malfunction of plant and machinery and office equipment.)

During the year, an impairment loss of HK$1,877,371 (2024: HK$4,549,381) was recognised for the leasehold improvements. The Group has identified that its property, plant and equipment constitute a cash-generating unit that has been reporting persistent operating losses over 2 consecutive reporting periods. This sustained underperformance triggered a formal impairment assessment and a partially or fully impairment loss has been made on the net carrying amount of assets.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

13.	Right-of-use assets

Leased
properties
HK$

Cost

January 1, 2024	195,013,742

Additions	26,786,998
Modification	16,222,827
Written-off	(15,023,753)
Exchange adjustments	(1,964)

December 31, 2024	222,997,850

Additions	29,572,601
Modification	(1,012,044)
Written-off	(53,686,786)

December 31, 2025	197,871,621

Accumulated amortisation

January 1, 2024	126,893,389

Charge for the year	44,562,079
Written-off	(15,023,753)
Exchange adjustments	(1,663)

December 31, 2024	156,430,052

Charge for the year	38,968,788
Written-off	(53,686,786)

December 31, 2025	141,712,054

Impairment

January 1, 2024	-

Provision	5,013,080

December 31, 2024	5,013,080

Provision	4,102,040

December 31, 2025	9,115,120

Net carrying amount

December 31, 2025	47,044,447

December 31, 2024	61,554,718

Net carrying amount (US$)
December 31, 2025	6,044,280

During the year, an impairment loss of HK$4,102,040 (2024: HK$5,013,080) was recognised. The Group has identified that its right-of-use assets constitutes a cash-generating unit that has been reporting persistent operating losses over 2 consecutive reporting periods. This sustained underperformance triggered a formal impairment assessment and a partially or fully impairment loss has been made on the net carrying amount of assets.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

13.	Right-of-use assets (continued)

	2025	2025	2024
	US$	HK$	HK$

Expenses relating to short-term leases	373,687	2,908,520	1,499,771

Variable lease payments not included in the measurement of lease liabilities	31,799	247,502	271,808

Expenses relating to leases of low-value assets, excluding short-term leases of low value assets	1,931	15,026	7,295

Total cash outflow for leases #	6,427,709	50,028,785	56,257,499

#	Amount includes payments of principal and interest portion of lease liabilities, short-term leases, variable lease payments and expenses related to leases of low-value assets.

For both years, the Group leases various offices and warehouses for its operations. Lease contracts are entered into for fixed term of 2 to 5 years. Lease terms are negotiated on an individual basis.

14.	Deferred tax assets

	Accelerated tax depreciation	Losses available for offsetting against future taxable profits	Right-of-use assets	Lease liabilities	Total
	HK$	HK$	HK$	HK$	HK$

At January 1, 2024	1,966,254	1,182,688	(11,239,859)	12,254,755	4,163,838

Deferred tax credited to consolidated statements of profit or loss during the year	4,397,749	299,731	1,083,330	(975,719)	4,805,091

At December 31, 2024	6,364,003	1,482,419	(10,156,529)	11,279,036	8,968,929

Deferred tax charged to consolidated statements of profit or loss during the year	21,165	(824,575)	2,837,872	(3,346,746)	(1,312,284)

At December 31, 2025	6,385,168	657,844	(7,318,657)	7,932,290	7,656,645
At December 31, 2025 (US$)	820,368	84,520	(940,303)	1,019,142	983,727

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

15.	Deposits, prepayments and other receivables

	2025	2025	2024
	US$	HK$	HK$

Deposits (non-current)	1,617,174	12,586,949	10,898,645

Deposits (current)	1,512,245	11,770,255	12,564,617
Prepayments	782,760	6,092,454	5,428,473
Other receivables	901	7,017	7,017

	2,295,906	17,869,726	18,000,107

16.	Amounts due from/to related companies, shareholders and directors and loans from directors

The amounts due from/to related companies, shareholders and directors are unsecured, interest-free and repayable on demand. The loans from directors are unsecured, bearing interest of 5.25% per annum and repayable on February 11, 2028.

17.	Inventories

	2025	2025	2024
	US$	HK$	HK$

Food and beverage and other operating
items for restaurant operations	3,013,723	23,456,709	20,351,116

18.	Trade receivables

	2025	2025	2024
	US$	HK$	HK$

Trade receivables	437,456	3,404,848	3,319,847

The following is an aged analysis of trade receivables net of allowance for expected credit losses presented based on the invoice dates and the date of rendering of services.

	2025	2025	2024
	US$	HK$	HK$

0-30 days	428,332	3,333,832	3,080,433
31-60 days	4,261	33,168	224,697
61-90 days	4,863	37,848	14,717

Total	437,456	3,404,848	3,319,847

Details of impairment assessment of trade and other receivables are set out in Note 28.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

19.	Cash and cash equivalents

	2025	2025	2024
	US$	HK$	HK$

Savings accounts	8,996,158	70,019,797	54,496,479
Current accounts	5,866,579	45,661,343	62,131,411
Time deposits	4,041,432	31,455,679	-
Cash on hand	74,301	578,306	708,120

	18,978,470	147,715,125	117,336,010

Cash at banks earns interest at floating rates based on daily bank deposit rates.

20.	Share capital

	2025	2025	2024
	US$	HK$	HK$

Ordinary shares at par value of US$0.0005 (December 31, 2024: HK$0.0005) each

Authorised:
3,000,000,000 (December 31, 2024: 3,000,000,000) ordinary shares	1,500,000	11,700,000	11,700,000

Issued and fully paid:-
17,155,000 (December 31, 2024: 15,000,000) ordinary shares	8,597	66,916	58,500

A summary of movements in the Company’s share capital is as follows:

	Number of	Share
	issued	capital
	ordinary shares	HK$

At December 31, 2024	15,000,000	58,500

Issue of shares	2,155,000	8,416

At December 31, 2025	17,155,000	66,916

The Company is an exempted company incorporated in the Cayman Islands and the corporate affairs are governed by its memorandum and articles of association, as amended from time to time, the Companies Act, and the common law of the Cayman Islands.

On April 11, 2025, the Company has completed initial public offering (“IPO”) of 2,000,000 Ordinary Shares at a public offering price of US$4.00 per share. The total gross proceeds from the IPO were US$8,000,000, and the net proceeds after deducting discounts, expense allowance and expenses, were approximately US$5,439,000.

On May 16, 2025, an aggregate of additional 155,000 ordinary shares at a public offering price of US$4.00 per share was issued under the over-allotment option to the underwriters. The newly issued shares rank pari passu in all aspects with the previously issued shares.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

20.	Share capital (continued)

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

(ii)	Other reserves

a)	Share premium

The share premium represents the excess of consideration received over the nominal value of shares issued by the Company. The share premium is not distributable to shareholders except in accordance with applicable laws and regulations.

b)	Share-based payment reserve

The share-based payment reserve represents the cumulative value of equity-settled share-based compensation granted to an advisor of the Company in 2025, recognised in accordance with IFRS 2.

Movements in the reserve relate to:

●	recognition of share-based payment expenses over the vesting period; and
●	transfer to share capital/share premium upon exercise or vesting of the awards.

c)	Merger reserve

It represents the effect of adopting merger accounting for common control combination.

d)	Surplus reserve

Pursuant to Taiwan company law, a Taiwan company is required to maintain a non-distributable surplus reserve when it commences to distribute dividend to its shareholders. Appropriations to the surplus reserve are required to be made at not less than 10% of profit after taxes and accumulated to the Taiwan company’s registered capital.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

22.	Loans from related companies

The loans from related companies are repayable from March 2028 to October 2036 (2024: repayable on demand or from March 2026 to October 2034). They carry interest at 2.5% p.a below HKD Prime Lending Rate or 3.5% to 4.63% (2024: 3.5% to 4.13%) per annum. The loans from related companies are unsecured.

Details of the repayment schedule in respect of the loans from related companies are as follows:-

	2025	2025	2024
	US$	HK$	HK$

Loans repayable:-
Within one year or on demand	-	-	15,677,958

In the second to fifth years, inclusive	4,879,273	37,976,845	22,985,054
More than five years	807,451	6,284,636	5,019,819
	5,686,724	44,261,481	28,004,873

	5,686,724	44,261,481	43,682,831

23.	Lease liabilities

	2025	2025	2024
	US$	HK$	HK$

Lease liabilities payable:

Within one year	4,045,398	31,486,548	38,148,743
Within a period of more than one year but not more than 5 years	3,670,053	28,565,127	36,268,295

	7,715,451	60,051,675	74,417,038

Less: portion classified as current liabilities	(4,045,398)	(31,486,548)	(38,148,743)

Non-current liabilities	3,670,053	28,565,127	36,268,295

The incremental borrowing rates at 5% to 7.8% (2024: 2.6% to 8.4%) per annum.

Lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

New Taiwan Dollar
HK$

As at December 31, 2025	-

As at December 31, 2024	7,295

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

24.	Provision for reinstatement costs

Under the terms of operating leases in respect of properties entered into try by the Group, the Group is required to reinstate the properties to the original physical condition at the end of the respective leases. Provision is therefore made for the best estimate of the expected costs that related to the restoration of the alternations made to the properties.

	2025	2025	2024
	US$	HK$	HK$

At beginning of year	680,945	5,300,000	5,370,000
Provision	349,466	2,720,000	1,480,000
Utilisation for the year	-	-	(200,000)
Write-off upon the expiration of leases	(349,466)	(2,720,000)	(1,350,000)

At end of year	680,945	5,300,000	5,300,000
Less: portion classified as current liabilities	(214,562)	(1,670,000)	(2,520,000)

	466,383	3,630,000	2,780,000

25.	Bank loans

The bank loans are repayable from August 2032 to June 2033. They contain a repayment on demand clause and therefore they are classified as current liabilities as at December 31, 2025 and 2024. They carry interest at 2.5% per annum below the Prime Lending Rate. The bank loans are guaranteed by (i) HKMC Insurance Limited and (ii) personal guarantee, plus interest and other charges provided from certain directors and an indirect shareholder of the Group.

	2025	2025	2024
	US$	HK$	HK$

Bank loans repayable:-
Within one year	1,069,096	8,321,091	7,999,165

In the second to fifth years, inclusive	4,582,753	35,668,938	34,692,766
More than five years	2,334,640	18,171,207	27,492,958
	6,917,393	53,840,145	62,185,724

	7,986,489	62,161,236	70,184,889

26.	Accruals and other payables

	2025	2025	2024
	US$	HK$	HK$

Accruals	2,266,537	17,641,133	19,335,471
Other payables (Note a)	1,224,874	9,533,568	5,740,176

	3,491,411	27,174,701	25,075,647

Note a:	Other payables included HK$2,117,082 (2024: HK$2,290,851) related to customer loyalty programmes. The loyalty points give rise to a separate performance obligation because they provide a material right to the customer and a portion of the transaction price was allocated to the loyalty points awarded to customers.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

27.	Financial instruments by category

At the end of the reporting period, the Group’s financial assets and liabilities were classified at amortised cost.

28.	Financial risk management and fair values of financial instruments

(a)	Financial risk management

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

Trade receivables

The Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix. In addition, trade receivables in connection with bills settled through payment platforms with high credit rating and no past due history. The management of the Group considers these assets are short-term in nature and the estimated loss rate are low as the probability of default is negligible on the basis of high-credit-rating issuers, and accordingly, no expected credit loss was recognised.

Deposits

The Group makes periodic assessment on the recoverability of these balances based on historical records, past experience and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The directors believe that there is no significant increase in credit risk of these deposits since initial recognition and the Group provided impairment based on 12m ECL. The credit risk on the deposits is limited as these are paid to reputable landlords. The Group assesses the ECL for the amounts due are limited and no loss allowance is made for the years ended December 31, 2025, 2024 and 2023.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

28.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(i)	Credit risk and impairment assessment (continued)

Cash and cash equivalents

The credit risks on bank balances are limited because the counterparties are banks/financial institutions with high credit ratings assigned by international credit-rating agencies.

The tables below detail the credit risk exposures of the Group’s financial assets which are subject to ECL assessment:-

		Internal credit	12-month or	2025 Gross carrying amount	2025 Gross carrying amount	2024 Gross carrying amount
	Notes	rating	lifetime ECL	US$	HK$	HK$
Financial assets at amortised cost

Trade receivables	18		Lifetime ECL (provision matrix)	437,456	3,404,848	3,319,847
Deposits and other receivables	15		12-month ECL	3,130,320	24,364,221	23,470,279
Amounts due from related companies	16	(Note 1)	12-month ECL	2,053,584	15,983,658	17,304,600
Amounts due from shareholders	16	(Note 1)	12-month ECL	-	-	74,100

Note1: These balances are repayable on demand.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

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

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The maturity profile of the Group’s financial liabilities as at 31 December 2025 and 2024, based on the contracted undiscounted payments, is as follows:-

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2025

Bank loans	9,929,265	39,717,059	18,665,748	68,312,072
Loans from related companies	-	42,066,921	7,203,202	49,270,123
Loans from directors	-	48,854,141	-	48,854,141
Amounts due to related companies	402,561	-	-	402,561
Lease liabilities	34,049,654	29,626,146	-	63,675,800
Trade payables	12,567,498	-	-	12,567,498
Other payables	9,533,568	-	-	9,533,568

	66,482,546	160,264,267	25,868,950	252,615,763

US$	8,541,691	20,590,786	3,323,648	32,456,125

	Within 1 year	2 to 5 years	Over 5 years	Total
	HK$	HK$	HK$	HK$

December 31, 2024

Bank loans	10,013,806	40,055,223	28,845,729	78,914,758
Loans from related companies	16,802,118	24,606,150	5,379,624	46,787,892
Amounts due to directors	42,573,611	-	-	42,573,611
Amounts due to related companies	165,724	-	-	165,724
Lease liabilities	41,371,011	38,337,962	-	79,708,973
Trade payables	16,657,404	-	-	16,657,404
Other payables	5,740,176	-	-	5,740,176

	133,323,850	102,999,335	34,225,353	270,548,538

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

28.	Financial risk management and fair values of financial instruments (continued)

(a)	Financial risk management (continued)

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s cash deposits, bank loans and loans from related companies with floating interest rates.

At December 31, 2025, it is estimated that a general increase or decrease of 100 basis points in interest rates, with all other variables held constant, would increase or decrease the Group’s loss after tax by approximately HK$496,000 (US$64,000) (2024: decrease or increase Group’s profit after tax by approximately HK$594,000).

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

On April 30, 2024, the Group granted an advisor share option equivalent to 2.5% of total number of issued shares of the Company immediately prior to the company’s initial public offering with no vesting period. According to the addition terms and conditions on the share option granted to the advisor, the share option is contingent upon the occurrence of a performance condition (i.e. the successful listing of the Company’ shares on Nasdaq), the share option shall not be recognised until the performance condition becomes probable in accordance with IFRS 2 Share-based Payment. Therefore, no share-based payment expense was recorded during the year December 31, 2024.

On April 10, 2025 (the date of successful initial public offering of the Company), the Company has recorded a share-based payment of HK$11,700,000. The total number of ordinary shares granted to the advisor was 375,000 at US$4 each (i.e. the public offering price of the Company). In the opinion of the directors, the share-based payment represented the fair value of the equity instruments at the date when the terms and condition of the share-based payment are fulfilled.

30.	Contingencies & Commitments

There were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements that in the opinion of the directors would have a material adverse effect on the Group’s business.

31.	Capital management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximise shareholder value. The capital structure of the Group comprises issued share capital and reserves.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made to the objectives, policies or processes during the financial years ended December 31, 2025.

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

32.	Cash flows information

	Loans from related companies	Lease liabilities	Bank loans	Loans from directors
	(Note 22)	(Note 23)	(Note 25)	(Note 16)
	HK$	HK$	HK$	HK$

January 1, 2024	53,873,328	76,983,367	77,754,259	-

Changes from financing cash flows
Payment of bank loan	-	-	(7,569,370)	-
Interest paid for bank loan	-	-	(2,645,713)	-
Payment of loan from related companies	(10,190,497)	-	-	-
Interest paid for loan from related companies	(1,950,246)	-	-	-
Payment of principal portion of lease liabilities	-	(48,883,789)	-	-
Payment of interest portion of lease liabilities	-	(5,594,836)	-	-

Total changes from financing cash flows	(12,140,743)	(54,478,625)	(10,215,083)	-

Other changes
Increase in lease liabilities from entering into new lease (Note 13)	-	26,786,998	-	-
Increase in lease liabilities from modification (Note 13)	-	16,222,827	-	-
Interest on lease liabilities (Note 7)	-	5,594,836	-	-
Written back on disposal	-	3,307,941	-	-
Exchange difference	-	(306)	-	-
Interest on bank loan (Note 7)	-	-	2,645,713	-
Interest on loan from related companies (Note 7)	1,950,246	-	-	-

Total other changes	1,950,246	51,912,296	2,645,713	-

December 31, 2024	43,682,831	74,417,038	70,184,889	-

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

32.	Cash flows information (continued)

	Loan from related companies	Lease liabilities	Bank loans	Loans from directors
	(Note 22)	(Note 23)	(Note 25)	(Note 16)
	HK$	HK$	HK$	HK$

Changes from financing cash flows
Payment of bank loan	-	-	(8,023,653)	-
Interest paid for bank loan	-	-	(1,972,532)	-
Payment of loan from related companies	(900,676)	-	-	-
Interest paid for loan from related companies	(108,096)	-	-	-
Proceed from loans from directors	-	-	-	42,473,611
Payment of principal portion of lease liabilities	-	(42,925,920)	-	-
Payment of interest portion of lease liabilities	-	(3,931,817)	-	-

Total changes from financing cash flows	(1,008,772)	(46,857,737)	(9,996,185)	42,473,611

Other changes
Increase in lease liabilities from entering into new lease (Note 13)	-	29,572,601	-	-
Decrease in lease liabilities from modification (Note 13)	-	(1,012,044)	-	-
Interest on lease liabilities (Note 7)	-	3,931,817	-	-
Interest on bank loan (Note 7)	-	-	1,972,532	-
Interest on loan from related companies (Note 7)	1,587,422	-	-	-
Interest on loans from directors (Note 7)	-	-	-	2,213,330

Total other changes	1,587,422	32,492,374	1,972,532	2,213,330

December 31, 2025	44,261,481	60,051,675	62,161,236	44,686,941

December 31, 2025 (US$)	5,686,724	7,715,451	7,986,489	5,741,388

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

33.	Related party transactions

In addition to the transactions detailed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the year:-

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Sales of goods to related companies
- related companies (Note (a))	1,217,068	9,472,803	11,192,830	-
- a related company (Note (b))	-	-	-	22,298
- a related company (Note (c))	781	6,081	-	9,432
Rental income received related companies (Note (a))	134,828	1,049,405	626,517	-
Rental expenses to related companies (Note (a))	22,356	174,000	14,500	-
Rental expenses to related companies (Note (b))	588,506	4,580,520	3,715,200	4,188,400
Loan interest expenses to directors	284,369	2,213,331	-	-
Loan interest expenses to related companies (Note (b))	203,952	1,587,422	1,950,246	2,285,985
Storage expenses to related company (Note (b))	14,014	109,073	104,011	113,142
Management fee income from related companies (Note (a))	1,902,920	14,811,000	13,799,000	-

The above transactions were made at prices and terms in the normal course of business as agreed between the parties.

Note:

(a)	These are the related companies to the Group because some of the directors of the Group are part of the shareholders or ultimate shareholder in these related companies.

(b)	These are related companies to the Group because some of the directors of the Group, are the close family member of the shareholder or ultimate shareholder in this related company.

(c)	This is a related company to the Group because one of the directors of the Group, is a close family member of one of the shareholders in this related company.

Compensation of key management personnel and directors’ remuneration

Compensation of key management personnel of the Group during the year was as follows:-

	2025	2025	2024	2023
	US$	HK$	HK$	HK$

Short-term employee benefits
- other emoluments	827,610	6,441,539	4,508,852	7,680,000
Employer’s contribution to defined contribution plans	13,298	103,500	76,500	108,000

	840,908	6,545,039	4,585,352	7,788,000

MasterBeef Group and its subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2025, 2024 and 2023

33.	Related party transactions (continued)

As at December 31, 2025, the parent and ultimate holding company of the Company was Galaxy Shine Company Limited, which was incorporated in the British Virgin Islands. The shareholders of Galaxy Shine Company Limited are Chau Oi Wai, Chung Hee Shun, Chau Oi Yee, Leung Man Kit and Chan Yuk Ming and their respective shareholdings in Galaxy Shine Company Limited are approximately 27.27%, 24.83%, 27.27%, 13.64% and 6.99%, respectively.

34.	New and amendments to IFRS in issue but not yet effective

The Group has not early applied the following new and amendments to IFRS that have been issued but are not yet effective:-

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Contracts Referencing Nature-dependent Electricity[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS	Annual Improvements to HKFRS Accounting Standards -
Accounting Standards	Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 19	Amendments to Subsidiaries without Public Accountability: Disclosures[3]

1 Effective for annual periods beginning on or after a date to be determined.

2 Effective for annual periods beginning on or after 1 January 2026.

3 Effective for annual periods beginning on or after 1 January 2027.

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

35.	Event after reporting period

The Group has evaluated subsequent events through the date the consolidated financial statements were available to be issued. Based on this evaluation, there are no subsequent events that require disclosure or adjustment to the consolidated financial statements as of the reporting date.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 11, 2024
2.1	Description of Securities incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025.
4.1	Cybersecurity Policy incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025.
4.2	Amended Audit Committee Charter incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025
4.3	Compensation Committee Charter incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025.
4.4	Nomination Committee Charter incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025.
10.1	Facility letter dated June 23, 2022 between Nanyang Commercial Bank, Limited and Tak Moon Food Supplies Limited incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
10.2	Facility letter dated July 4, 2022 between Nanyang Commercial Bank, Limited and Able Force Limited incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
10.3	Facility letter dated July 4, 2022 between Nanyang Commercial Bank, Limited and All You Can Eat Grill Limited incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
10.4	Facility letter dated July 5, 2022 between Nanyang Commercial Bank, Limited and Master Beef Hotpot Limited incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.
10.5	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and All You Can Eat Hotpot Limited incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.
10.6	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Amazing Hotpot Limited incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
10.7	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Luk Koon Limited incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
10.8	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and People Mountain People Sea Hotpot Limited incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.
10.9	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Taiwanese Barbecue Limited incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.
10.10	Facility letter dated July 7, 2022 between Nanyang Commercial Bank, Limited and Taiwanese Hotpot Limited incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024.
10.11	Form of Directors Agreement incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form F-1/A filed with the SEC on November 27, 2024.
10.12*	List of Subsidiaries
10.13*	Director’s Agreement dated March 31, 2025 among the Company, House of Talent Limited and Oi Wai Chau, Executive Director.
10.14*	Director’s Agreement dated March 31, 2025 among the Company, House of Talent Limited and Oi Yee Chau, Executive Director.
10.15*	Director’s Agreement dated March 31, 2025 among the Company, House of Talent Limited and Tsz Kiu So, Executive Director.
10.16*	Executive Employment Agreement dated March 31, 2025 among the Company, House of Talent Limited and Ka Chun Lam, Chief Executive Officer.
10.17*	Executive Employment Agreement dated March 31, 2025 among the Company, House of Talent Limited and Shing Yan Lee, Chief Operating Officer.
10.18*	Executive Employment Agreement dated March 31, 2025 among the Company, House of Talent Limited and Yin Yam Lam, Chief Financial Officer.
11.1	Code of Ethics incorporated by reference to Exhibit 14 to the Company’s Registration Statement on Form F-1 filed with the SEC on November 12, 2024
11.2	Insider Trading Policy incorporated by reference to Exhibit 11.2 to the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2025.
12.1*	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

*	Filed herewith

110

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf

Dated: May 15, 2026	/s/ Ka Chun Lam
Ka Chun Lam, Chief Executive Officer (Principal Executive Officer)

Dated: May 15, 2026	/s/ Yin Yam Lam
Yin Yam Lam, Chief Financial Officer (Principal Financial and Accounting Officer)

111